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Filed pursuant to Rule 424(b)(1)
Registration Statement No. 333-140763

12,000,000 Shares

Common Stock

        Bare Escentuals is offering 575,000 of the shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional 11,425,000 shares. Bare Escentuals will not receive any of the proceeds from the sale of the shares being sold in this offering by the selling stockholders.

        The common stock is listed on the Nasdaq Global Select Market under the symbol "BARE." The last reported sale price of the common stock on March 13, 2007 was $35.40 per share.

        See "Risk Factors" beginning on page 13 to read about factors you should consider before buying shares of the common stock.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$34.50	$414,000,000
Underwriting discount	$1.4662	$17,594,400
Proceeds, before expenses, to Bare Escentuals	$33.0338	$18,994,435
Proceeds, before expenses, to the selling stockholders	$33.0338	$377,411,165

        To the extent that the underwriters sell more than 12,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,800,000 shares from the selling stockholders at the public offering price less the underwriting discount.

        The underwriters expect to deliver the shares against payment in New York, New York on March 19, 2007.

Goldman, Sachs & Co.	CIBC World Markets

Banc of America Securities LLC
Piper Jaffray
Thomas Weisel Partners LLC
SunTrust Robinson Humphrey

Prospectus dated March 13, 2007

i.d.
bareMinerals
BARE ESCENTUALS
makeup so pure you can sleep in it™

PROSPECTUS SUMMARY

        The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes included in this prospectus.

Our Company

        Bare Escentuals is one of the fastest growing prestige beauty companies in the U.S. and a leader by sales and consumer awareness in mineral-based cosmetics. We develop, market and sell cosmetics, skin care, and body care products under our i.d. bareMinerals, i.d., RareMinerals and namesake Bare Escentuals brands, and professional skin care products under our md formulations brand. We believe our i.d. bareMinerals cosmetics, particularly our core foundation products, offer a highly differentiated, healthy and lightweight alternative to conventional liquid- or cream-based cosmetics while providing light to maximum coverage for all skin types. As such, we believe our foundation products have broad appeal to women of all ages including women who did not previously wear foundation before using i.d. bareMinerals. We utilize a distinctive marketing strategy and multi-channel distribution model consisting of infomercials, home shopping television, specialty beauty retailers, company-owned boutiques, spas and salons and online shopping. This model has enabled us to increase our brand awareness, consumer loyalty and market share and achieve favorable operating margins. Bare Escentuals was the top-selling cosmetics brand company-wide at leading specialty beauty retailers Sephora and Ulta during 2005 and 2006. From 2001 through 2005, we increased net sales approximately 87.5% on a compound annual basis, and during the fiscal year ended January 1, 2006, our operating income was 29.8% of net sales.

        Our i.d. bareMinerals-branded products include our core foundation products and a wide variety of eye and face products such as blushes, all-over-face colors, liner shadows, eyeshadows and glimmers. Our i.d. bareMinerals products are made primarily from finely milled minerals and do not contain any of the chemical additives commonly found in liquid, cream and pressed cosmetics, such as preservatives, oil, fragrances, talc, waxes, binders and other potential skin irritants. We have designed our products to provide women with the look and feel of "bare" skin while effectively concealing skin imperfections that can be exacerbated by traditional cosmetics. In addition to our i.d. bareMinerals products, we offer a broad range of cosmetics and accessories under the i.d. brand and a mineral-based nighttime skin revival treatment product under the RareMinerals brand. We also offer innovative and exclusive formulas for bath, body and face under our Bare Escentuals brand and a wide range of professional skin care products under the md formulations brand. We use third-party contract manufacturers and suppliers to manufacture all of our finished products.

        A core element of our success is our distinctive marketing strategy and multi-channel distribution model. We leverage educational media such as our infomercials as well as live demonstrations and consumer interactions on home shopping television to showcase the unique benefits of and application techniques for our products while simultaneously engaging and developing intimate relationships with our consumers. As of December 31, 2006, our domestic points of distribution included infomercials, home shopping television, 33 company-owned boutiques, approximately 335 retail locations consisting of specialty beauty retailers Sephora and Ulta, approximately 900 spa and salon locations and online at www.bareescentuals.com, www.bareminerals.com and www.mdformulations.com.

Competitive Strengths

        We believe the following competitive strengths position us for continued, sustainable growth in the future:

        Recognized expertise within mineral-based cosmetics category.    We believe our focus on and distinctive experience with mineral-based cosmetics distinguish us from our competitors. Our brand message centers on key points of differentiation of our mineral-based products, including their efficacy, unique application and natural look and feel. We believe we are at the vanguard of women's conversion to mineral-based cosmetics as women have discovered the benefits of our products. We also believe our mineral-based cosmetics capitalize on consumers' growing desire for healthy living and natural products.

        Enthusiastic and loyal consumer base.    We believe our cosmetics appeal to a broad demographic of consumers, who exhibit brand loyalty and enthusiasm for our products, promoting sales of our products through word-of-mouth referrals and high rates of participation in our infomercial continuity program. Our August 2005 response survey of our infomercial customers revealed that 90% of respondents expect to use i.d. bareMinerals indefinitely, and 87% of these respondents would enthusiastically recommend i.d. bareMinerals to a friend.

        Consumer-focused product development and packaging.    We focus a significant portion of our product development efforts on creating new and improving existing products based on feedback from our consumer community. We also seek to reinforce the benefits of our products by highlighting the emotions they are intended to inspire in our marketing and packaging. We believe that this "emotion-inspired" marketing and product packaging differentiates us from our competitors and enhances our brand strength.

        Authentic brand and differentiated marketing approach.    The Bare Escentuals brand is meant to be refreshing, fun, interactive and centered on our consumer, with an emphasis on a natural image and ease of product application. Our differentiated marketing approach focuses on educating consumers as to the natural formulation of, and unique application techniques for, our products; communicating product efficacy through product demonstrations; featuring our consumers instead of celebrities, and developing direct connections with these consumers.

        Mutually reinforcing distribution channels.    We believe that our multi-channel distribution strategy provides for greater consumer diversity, reach and convenience while reinforcing the authenticity and premium image of our brands. For example, our infomercial programs and home shopping television appearances educate consumers regarding the benefits of our products and promote sales through these channels as well as through our boutiques and premium wholesale channels. In turn, our company-owned boutiques support the authenticity of the brand, while our presence in specialty beauty retailers such as Sephora and Ulta further strengthen our brand image.

        Experienced management team.    Our Chief Executive Officer Leslie Blodgett is a key creative driver of our business and the leading personality behind our brands. She is supported by a senior management team with complementary experiences managing prestige cosmetic brands within retail and wholesale distribution channels and overseeing operations in the branded consumer products industry.

Growth Strategy

        Our goal is to strengthen our position as a leading developer and marketer of premium cosmetics and skin care products through the following strategies:

  Further penetrate each of our multiple distribution channels.

  •
  Wholesale. We intend to continue to increase net sales through key premium wholesale accounts, such as Sephora and Ulta, home shopping television, and spas and salons. Within Sephora and Ulta, we will seek to improve our in-store product positioning and collaborative marketing efforts. In addition, we expect our premium wholesale sales will grow as Sephora and Ulta open new stores. We are also exploring additional opportunities to sell our products in department stores.

  •
  Retail. We intend to expand our base of company-owned boutiques and to grow our infomercial and online shopping sales. We believe substantial opportunity exists to open additional domestic boutiques. As of December 31, 2006, we operated 33 boutiques. We had average annual net sales of approximately $1,800 per square foot for the twelve months ended December 31, 2006. We intend to continue growing our infomercial sales by increasing and improving the effectiveness of our media spending.

        Leverage our strong market position in foundation to cross-sell our other products. We plan to capitalize on the brand recognition and leadership of our i.d. bareMinerals foundation products to cross-sell our other i.d.-branded cosmetics products, including blush, eye makeup and lip products. To date, we have demonstrated success in cross-selling our non-foundation products in channels where we interact directly with consumers, such as in our boutiques and on home shopping television.

        Develop new product concepts.    We believe that we can use our specialized distribution platform to market new concepts and products. We intend to create new and improve existing products by incorporating consumer feedback into our product development efforts.

        Expand our global presence.    We plan to increase net sales in international markets with large cosmetics sales, particularly with respect to sales of foundation products, well-established prestige cosmetics distribution channels, and television-commerce channels with sufficient scale to support an education-based marketing strategy. We currently believe that Japan, the United Kingdom, Germany, France and South Korea represent the most significant market opportunities for expanding our global presence.

Risk Factors

        There are a number of risks and uncertainties that may affect our financial and operating performance and our growth. You should carefully consider all of the risks discussed in "Risk Factors" which begins on page 13 before investing in our common stock. These risks include the following:

  •
  our dependence on sales of our mineral-based foundation;

  •
  our dependence on significant customers with whom we do not have long-term purchase commitments;

  •
  the highly competitive nature of the beauty industry, and the adverse consequences if we are unable to compete effectively;

  •
  the possibility that we might not manage our growth effectively or sustain our growth or profitability;

  •
  the possibility that we might not be able to retain key executives and other personnel and recruit additional executives and personnel;

  •
  the possibility that future financing may be more difficult and costly for us to obtain due to our negative net worth of $248.3 million as of October 1, 2006 after giving effect to the application of the net proceeds of our initial public offering completed on October 4, 2006; and

  •
  the possibility that we may be unable to repay or refinance our indebtedness, which was $343.7 million as of October 1, 2006 after giving effect to the application of the net proceeds of our initial public offering completed on October 4, 2006.

Recapitalization Transactions

        In June 2004, we completed a recapitalization, which we refer to as our June 2004 recapitalization, in which affiliates of Berkshire Partners LLC, a Boston-based private investment firm, JH Partners, LLC, a San Francisco-based private equity firm, and members of our management acquired a majority controlling interest in our company. In the transaction, we incurred approximately $100.0 million of new indebtedness, raised approximately $87.5 million of new equity financing and used $169.6 million to repurchase outstanding shares of capital stock and fully vested options. Stockholders who controlled a majority voting interest in our predecessor prior to the June 2004 recapitalization retained shared control of our outstanding capital stock immediately following the recapitalization. As a result, the transaction has been accounted for as a recapitalization for which no new basis of accounting resulted.

        In February 2005, we incurred approximately $224.5 million of new indebtedness, repaid a total of $92.6 million of existing debt and paid a special dividend to stockholders of $122.4 million. In October 2005, we incurred approximately $187.5 million of new indebtedness and paid a special dividend to stockholders of $183.5 million. In June 2006, we incurred approximately $331.6 million of new indebtedness and paid a special dividend to stockholders of $340.4 million. We refer to these transactions as our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization, respectively.

        Affiliates of Berkshire Partners LLC and JH Partners, LLC and our executive officers and directors own a majority of our stock, and, as a result, these parties received most of the dividends paid to stockholders in connection with our February 2005, October 2005 and June 2006 recapitalization transactions. Affiliates of Berkshire Partners LLC and JH Partners, LLC and our executive officers and directors received aggregate dividends of approximately $306.3 million, $206.8 million and $63.8 million, respectively, in connection with these recapitalization transactions.

Corporate Information

        The Bare Escentuals brand dates back to the opening of our first boutique in 1976. We were incorporated in Delaware in March 2004 under the name STB Beauty, Inc. In February 2006, we changed our name to Bare Escentuals, Inc. Our principal offices are located at 71 Stevenson Street, 22nd Floor, San Francisco, California 94105, and our telephone number is (415) 489-5000. Our website address is http://www.bareescentuals.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context requires otherwise, in this prospectus the terms "Bare Escentuals," "we," "us" and "our" refer to Bare Escentuals, Inc., a Delaware corporation, its subsidiaries and its predecessors.

        Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. Bare Escentuals, i.d., bareMinerals, RareMinerals, bareVitamins, md formulations, Mineral Veil, Trudy, Beautiful at Any Age, Glee, Warmth, Makeup so pure you can sleep in it and Swirl, Tap, Buff are some of our registered trademarks. We also have a number of other registered trademarks, service mark applications and trademark applications related to our products that we refer to throughout this prospectus. Other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

Recent Developments

        On February 28, 2007, we announced our financial results for the three months and year ended December 31, 2006. Our net sales for the three months ended December 31, 2006 were $110.5 million, an increase of approximately 39% from $79.3 million in the three months ended January 1, 2006. Our net income for the three months ended December 31, 2006 was $16.3 million, or $0.18 per diluted share, compared to $4.8 million, or $0.07 per diluted share, in the three months ended January 1, 2006.

        Our net sales for the year ended December 31, 2006 were $394.5 million, an increase of approximately 52% from $259.3 million in the year ended January 1, 2006. Our net income for the year ended December 31, 2006 was $50.2 million, or $0.65 per diluted share, compared to $23.9 million, or $0.34 per diluted share, in the year ended January 1, 2006.

        The financial results set forth above have not been audited and do not present all information necessary for an understanding of our results of operations for the three months and year ended December 31, 2006. The audit of our consolidated financial statements for the year ended December 31, 2006 is ongoing and could result in changes to the financial results set forth above. Our audited consolidated financial statements will not be available until after this offering is completed, and consequently will not be available to you prior to investing in this offering.

The Offering

Common stock offered by Bare Escentuals, Inc.	575,000 shares
Common stock offered by the selling stockholders	11,425,000 shares
Common stock to be outstanding after the offering	89,890,593 shares
Use of proceeds
We expect that the net proceeds to us from the sale of shares of common stock that we are offering will be approximately $18.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the estimated net proceeds to us from this offering for general corporate purposes, including paying the expenses of this offering, working capital, product development, reducing our indebtedness, funding potential acquisitions of, or investments in, businesses or products that are complementary to our own, hiring additional personnel, and capital expenditures. We will not receive any proceeds from the sale of shares in this offering by the selling stockholders.
Nasdaq Global Select Market symbol	BARE

        The number of shares of common stock to be outstanding following this offering is based on 70,915,593 shares outstanding as of October 1, 2006 and 18,400,000 shares issued in connection with our initial public offering that closed on October 4, 2006. This number does not include:

  •
  6,371,442 shares of common stock subject to outstanding options as of October 1, 2006, having a weighted average exercise price of $2.84 per share;

  •
  110,000 shares of common stock subject to outstanding options granted during the fiscal quarter ended December 31, 2006, having a weighted average exercise price of $35.36 per share; and

  •
  4,446,050 shares of common stock reserved as of October 1, 2006 for future issuance under our equity incentive plans.

        Except as otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

Summary Consolidated Financial Data

        The following table sets forth our summary consolidated financial data. You should read this information in conjunction with our financial statements, including the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Unaudited Pro Forma Financial Data" included elsewhere in this prospectus. The following summary consolidated statement of operations data for each of the fiscal years ended December 31, 2003, January 2, 2005 and January 1, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated balance sheet data as of October 1, 2006 and the summary consolidated statement of operations data for the nine months ended October 2, 2005 and October 1, 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited summary consolidated financial data for the nine months ended October 2, 2005 and October 1, 2006 has been prepared on the same basis as the annual consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments necessary for the fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results of operations to be expected for a full fiscal year.

	Year Ended (a)(e)			Nine Months Ended
	December 31, 2003	January 2, 2005	January 1, 2006	October 2, 2005	October 1, 2006
	(in thousands)
Consolidated Statement of Operations Data:
Sales, net	$94,661	$141,801	$259,295	$179,946	$284,047
Cost of goods sold	31,041	39,621	74,511	50,498	79,023

Gross profit	63,620	102,180	184,784	129,448	205,024
Expenses:
Selling, general and administrative	40,593	61,156	103,270	71,489	97,323
Depreciation and amortization	1,150	801	1,106	676	1,523
Stock-based compensation (b)	—	819	1,370	930	3,832
Restructuring charges (c)	—	—	643	643	114
Asset impairment charge (d)	—	—	1,055	1,055	—
Recapitalization fees and expenses (e)	—	21,430	—	—	—

Total operating expenses	41,743	84,206	107,444	74,793	102,792

Operating income	21,877	17,974	77,340	54,655	102,232
Other income (expense):
Interest expense (e)(f)(g)(h)	(1,592)	(6,348)	(21,503)	(12,646)	(41,593)
Debt extinguishment costs (f)(g)(h)(i)	(323)	(540)	(16,535)	(10,558)	(3,391)
Interest income	36	4	221	70	979

Income before provision for income taxes	19,998	11,090	39,523	31,521	58,227
Provision for income taxes	8,152	7,088	15,633	12,468	24,339

Net income	$11,846	$4,002	$23,890	$19,053	$33,888

Deemed dividend attributable to preferred stockholders (j)	—	4,472	—	—	—

Net income (loss) attributable to common stockholders	$11,846	$(470)	$23,890	$19,053	$33,888

	Year Ended (a)(b)			Nine Months Ended
	December 31, 2003	January 2, 2005	January 1, 2006	October 2, 2005	October 1, 2006
	(in thousands)
Other Data:
Adjusted EBITDA (k)	$23,530	$46,974	$82,948	$58,409	$108,151
Cash provided by (used in):
Operating activities	6,650	12,825	40,000	28,675	18,784
Investing activities	(313)	(2,238)	(7,542)	(6,283)	(10,353)
Financing activities (e)(f)(g)(h)	(7,132)	(6,546)	(18,225)	(17,463)	(19,608)
Depreciation	455	517	1,106	676	1,523
Amortization of intangibles	695	284	—	—	—

        The following table reflects our consolidated balance sheet data as of October 1, 2006:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (1) our receipt of $373.8 million of net proceeds from the sale of 18,400,000 shares of common stock in our initial public offering that closed on October 4, 2006, (2) our repayment on October 4, 2006 of $372.5 million of principal and interest indebtedness under the senior subordinated notes and senior secured credit facilities from the net proceeds of our initial public offering, and (3) our payment of an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them; and

  •
  on a pro forma as adjusted basis to give effect to the sale by us of 575,000 shares of our common stock in this offering at an offering price to the public of $34.50, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of October 1, 2006
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,498	$9,565	$27,659
Working capital	41,991	52,703	70,797
Property and equipment, net	18,655	18,655	18,655
Total assets	138,695	138,777	156,871
Total debt	708,008	343,669	343,669
Total stockholders' deficit	(619,579)	(248,301)	(230,207)

  (a)
  Effective January 1, 2004, we changed our fiscal year-end to the Sunday closest to December 31, based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years. In 2003, our fiscal year ended on December 31.

  (b)
  On January 3, 2005, we adopted the fair value recognition and measurement provisions of SFAS No. 123(R), Share-Based Payment (SFAS 123(R)). SFAS 123(R) is applicable to stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

  (c)
  As a result of our growth, we relocated both our corporate headquarters and distribution center facilities during the year ended January 1, 2006. Related to these relocations, we exited two facilities for which we have operating lease commitments through 2007. As of the dates we ceased using these two facilities, we recorded a charge of $0.6 million which reflects primarily the sum of the future lease payments, net of estimated sublease income. During the nine months ended October 1, 2006, we discontinued the use of one of our office floors located at our former corporate facility and we recorded a charge of $0.1 million which related primarily to the sum of the future lease payments due.

  (d)
  During the year ended January 1, 2006, we abandoned a contract with a software vendor and recognized an impairment charge of $1.1 million. The costs associated with the termination of the software vendor contract relate primarily to the cost of the software license arrangement and other fees that were accounted for as construction in progress, as the software had not yet been placed in service.

  (e)
  On June 10, 2004, we completed a recapitalization pursuant to which affiliates of Berkshire Partners LLC and JH Partners, LLC and members of our management acquired a majority controlling interest in our predecessor MD Beauty, Inc. Stockholders who controlled a majority voting interest in our predecessor prior to the recapitalization retained shared control of our outstanding capital stock immediately following the recapitalization. The transaction has been accounted for as a recapitalization for which no new basis of accounting resulted. The assets, liabilities and results of operations of the predecessor have been consolidated with ours for all periods presented. In connection with the recapitalization transaction, we incurred approximately $100.0 million of new indebtedness, raised approximately $87.5 million of new equity financing and used approximately $169.6 million to repurchase outstanding shares of capital stock and fully vested options. We also recorded a charge of approximately $21.4 million during the year ended January 2, 2005 in connection with the recapitalization, relating primarily to the repurchase of fully vested options and related transaction fees and expenses.

  (f)
  On February 18, 2005, we incurred approximately $224.5 million of new indebtedness, repaid a total of $92.6 million of existing debt and paid a special dividend to stockholders of $122.4 million. Due to the repayment of the existing debt, we incurred $10.6 million of costs relating to a prepayment penalty and the write-off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of Emerging Issues Task Force (EITF) Abstract 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

  (g)
  On October 7, 2005, we incurred approximately $187.5 million of new indebtedness and paid a special dividend to stockholders of $183.5 million. In connection with the transaction, we incurred $6.0 million of costs relating to the write-off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

  (h)
  On June 7, 2006, we incurred approximately $331.6 million of new indebtedness and paid a special dividend to stockholders of $340.4 million. In connection with the transaction, we incurred $3.4 million of costs relating to the write off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

  (i)
  In connection with our June 2004 recapitalization, we incurred costs of $0.5 million related to the early extinguishment of previously outstanding debt that were expensed. In September 2003, we incurred costs of $0.3 million related to the amendment of our line of credit agreement that were expensed as debt extinguishment costs.

  (j)
  In connection with our June 2004 recapitalization, all holders of our predecessor's preferred stock and common stock and all holders of options and warrants receiving cash in exchange for such options and warrants in the June 2004 recapitalization received the right to share, pro rata based on their holdings, in proceeds from a contingent tax note established in connection with this recapitalization. The tax note required us to pay these holders the lesser of $5.7 million or the aggregate amount of certain tax benefits received by our predecessor as specified in the tax note agreement. We recorded a short-term liability for the tax note and a charge to retained earnings of $5.7 million as part of our June 2004 recapitalization. This payment obligation has been recognized as a "deemed dividend" to our predecessor's stockholders immediately prior to our June 2004 recapitalization, and $4.5 million was attributable to preferred stockholders.

  (k)
  In evaluating our business, we consider and use Adjusted EBITDA as a supplemental measure of our operating performance. We use EBITDA only to assist in the reconciliation of net income to Adjusted EBITDA. We define EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA plus expenses (minus gains) that we do not consider reflective of our ongoing operations. We use Adjusted EBITDA as a supplemental measure to review and assess our operating performance, to measure our performance when determining management bonuses and also as a key profitability measure for covenant compliance under our senior secured credit facilities. If we fail to maintain required levels of Adjusted EBITDA, we could have an event of default under our senior secured credit facilities, potentially resulting in an acceleration of all of our outstanding indebtedness.

        All of the adjustments made in our calculation of Adjusted EBITDA, as described below, are adjustments that would be made in calculating our performance for purposes of coverage ratios under our senior secured credit facilities. In prior periods, we used an adjusted EBITDA calculation for internal purposes and for calculation of compliance with coverage ratios that incorporated additional adjustments not included in our calculation of Adjusted EBITDA. We also believe the use of Adjusted EBITDA facilitates investors' use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense, including the impact of write-offs of deferred financing costs when companies refinance their indebtedness), the book amortization of intangibles (affecting relative amortization expense) and the age and book value of facilities and equipment (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance.

        The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as analytical tools, and when assessing our operating performance, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of the limitations of EBITDA and Adjusted EBITDA include, but are not limited to:

  •
  they do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  they do not reflect changes in, or cash requirements for, our working capital needs;

  •
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  they do not reflect income taxes or the cash requirements for any tax payments;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

  •
  other companies may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

        We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally. EBITDA and Adjusted EBITDA are calculated as follows for the periods presented:

	Year Ended			Nine Months Ended
	December 31, 2003	January 2, 2005	January 1, 2006	October 2, 2005	October 1, 2006
	(in thousands)
Net income	$11,846	$4,002	$23,890	$19,053	$33,888
Plus: interest expense	1,592	6,348	21,503	12,646	41,593
Less: interest income	(36)	(4)	(221)	(70)	(979)
Plus: depreciation and amortization	1,150	801	1,106	676	1,523
Plus: provision for income taxes	8,152	7,088	15,633	12,468	24,339

EBITDA	22,704	18,235	61,911	44,773	100,364
Plus: debt extinguishment costs(1)	323	540	16,535	10,558	3,391
Plus: recapitalization fees and expenses(2)	—	21,430	—	—	—
Plus: warrant charge(3)	—	5,560	—	—	—
Plus: management fees(4)	503	390	600	450	450
Plus: restructuring charges(5)	—	—	643	643	114
Plus: asset impairment charge(6)	—	—	1,055	1,055	—
Plus: stock-based compensation(7)	—	819	1,370	930	3,832
Plus: deferred offering costs(8)	—	—	834	—	—

Adjusted EBITDA	$23,530	$46,974	$82,948	$58,409	$108,151

(1)
During the years ended December 31, 2003, January 2, 2005 and January 1, 2006, we recorded debt extinguishment costs of $0.3 million, $0.5 million and $16.5 million, respectively, related to the early extinguishment of our previous outstanding debt. In the year ended January 1, 2006, we incurred debt extinguishment costs of $10.6 million and $6.0 million as part of the February 2005 recapitalization and October 2005 recapitalization, respectively. During the nine months ended October 1, 2006, we incurred debt extinguishment costs of $3.4 million in connection with our June 2006 recapitalization.

(2)
In connection with our June 2004 recapitalization, we incurred approximately $21.4 million of charges relating primarily to the repurchase of fully vested options and related transaction fees and expenses.

(3)
In the year ended January 2, 2005, we modified the terms of a warrant held by a significant customer of ours by reducing its exercise price without additional consideration. As a result of this modification, we recorded a charge of $5.6 million representing the difference between the estimated fair value of the warrant at the date of modification and the fair value of the warrant at the original measurement dates. The charge was reflected as a reduction in net sales.

(4)
We paid transaction fees and monthly management fees to Berkshire Partners LLC and JH Partners, LLC under management agreements that were terminated in connection with our initial public offering that closed on October 4, 2006. We paid an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for termination of these agreements. For more information, see "Certain Relationships and Related Party Transactions — Management Advisory Fees."

(5)
In connection with the relocations of both our corporate headquarters and distribution center facilities during the year ended January 1, 2006, we recorded a charge of $0.6 million which primarily reflects the sum of the future lease payments due for these facilities, net of estimated sublease income. During the nine months ended October 1, 2006, we discontinued the use of one of our office floors located at our former corporate facility and we recorded a charge of $0.1 million which related primarily to the sum of the future lease payments due.

(6)
During the year ended January 1, 2006, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million.

(7)
The stock-based compensation charges for the year ended January 1, 2006 and the nine months ended October 2, 2005 and October 1, 2006 primarily resulted from our adoption of the fair value recognition and measurement provisions of Statement of Financial Accounting Standards No. 123(R), or SFAS 123(R), effective January 3, 2005. The stock-based compensation charge of $0.8 million in the year ended January 2, 2005 primarily related to the cash-out of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value.

(8)
During the year ended January 1, 2006, we expensed $0.8 million of deferred public offering costs in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic: 5A, which requires companies to expense deferred offering costs after a filing has been postponed for an extended period of time.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with all of the other information contained in this prospectus, before making an investment decision. If any of the following risks occur, our business, financial condition, results of operations or future growth could suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Our success is dependent on sales of our mineral-based foundation. A change in consumer preferences for such products could harm our business.

        During the year ended January 1, 2006 and the nine months ended October 1, 2006, approximately 50.4% and 47.9% of our net sales were derived from our sales of foundation products. We are vulnerable to shifting consumer tastes and demands and cannot assure you that our foundation will maintain its popularity and market acceptance. Our growth and future success will depend, in part, upon consumer preferences for our mineral-based foundation. A decline in consumer demand for our mineral-based foundation would result in decreased net sales of our products and harm our business. Moreover, we are identified as a mineral-based cosmetics company, and it would likely damage our reputation were these products to fall out of favor with consumers.

We do not have long-term purchase commitments from our significant customers, and a decrease or interruption in their business with us would reduce our sales and profitability.

        We depend on wholesale sales to QVC Inc. and to specialty beauty retailers for a significant portion of our net sales. Sales to QVC, Sephora and Ulta accounted for an aggregate of 33.5% of our net sales for the year ended January 1, 2006, with sales to one of these customers accounting for greater than 10% of our net sales for the year ended January 1, 2006. Sales to QVC, Sephora and Ulta accounted for an aggregate of 39.4% of our net sales for the nine months ended October 1, 2006, with sales to each of these customers accounting for greater than 10% of our net sales for the nine months ended October 1, 2006. Our arrangement with QVC does not obligate QVC to make any purchases of our products or to undertake any efforts to promote our products on air or otherwise, and our arrangements with each of Sephora and Ulta are by purchase order and are terminable at will at the option of either party. A substantial decrease or interruption in business from these significant customers could result in inventory write-offs or in the loss of future business and could reduce our liquidity and profitability. In addition, our appearances on QVC enhance our brand awareness and drive sales both on QVC and in our other sales channels. As a result, a decision by QVC to reduce the number of times per year it features our products on air or the type of such appearances would cause a decline in our sales to QVC and could cause sales in our other channels to suffer.

        In the future, our significant customers may undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease their orders for our products. Further, one or more of these customers may decide to exclusively feature a competitor's mineral-based products, develop their own store-brand mineral-based products or reduce the number of brands of cosmetics and beauty products they sell, any of which could affect our ability to sell our products to them on favorable terms, if at all. Our loss of significant customers would impair our sales and profitability and harm our business, prospects, financial condition and results of operations.

The beauty industry is highly competitive, and if we are unable to compete effectively it could significantly harm our business, prospects, financial condition and results of operations.

        The beauty industry is highly competitive and at times changes rapidly due to consumer preferences and industry trends. Our products face, and will continue to face, competition for consumer recognition and market share with products that have achieved significant national and international brand name recognition and consumer loyalty, such as those offered by global prestige beauty companies Avon Products, Inc., Elizabeth Arden, Inc., The Estée Lauder Companies, Inc., L'Oréal S.A. and Neutrogena, of which Avon, L'Oréal and Neutrogena have recently launched mineral-based makeup. These companies have significantly greater resources than we have and are less leveraged than we are. Our competitors typically devote substantial resources to promoting their brands through traditional forms of advertising, such as print media and television commercials. Because of such mass marketing methods, our competitors' products may achieve higher visibility and recognition than our products. In addition, our competitors may duplicate our marketing strategy and distribution model to increase the breadth of their product sales.

        The total market for prestige cosmetics is not growing rapidly. As a result, competition for market share in this cosmetics category is especially intense. In order to succeed, we must continue to take market share from our competitors across all of our sales channels. We compete with prestige cosmetics companies primarily in department store and specialty beauty retail channels, but prestige cosmetics companies also recently have increased their sales through infomercial and home shopping television channels. Mass cosmetics brands are sold primarily though channels in which we do not sell our products, such as mass merchants and catalogs, but mass cosmetics companies are increasingly making efforts to acquire market share in the higher-margin prestige cosmetics category by introducing brands and products that address this market. If we are unable to maintain or improve the inventory levels and in-store positioning of our products in third-party retailers or maintain and increase sales of our products through our other distribution channels, including infomercials, home shopping television and other direct-to-consumer methods, our ability to achieve and maintain significant market acceptance for our products could be severely impaired.

        Our i.d. bareMinerals foundation products face competition from liquid- or cream-based foundation and, to a lesser extent, mineral-based foundation products, sold by our competitors. Because the process for production of mineral-based cosmetics is not subject to patent protection, there is a low barrier to entry into the market for such products. If global prestige beauty companies were to significantly increase production and marketing of mineral-based cosmetics, our net sales could suffer. If consumers prefer our competitors' products over ours, we will lose market share and our net sales will decline. New products that we develop might not generate sufficient consumer interest and sales to become profitable or to cover the costs of their development.

        Advertising, promotion, merchandising and packaging, and the timing of new product introductions and line extensions have a significant impact on consumers' buying decisions and, as a result, our net sales. These factors, as well as demographic trends, economic conditions and discount pricing strategies by competitors, could result in increased competition and could harm our net sales and profitability.

We may be unable to manage our growth effectively, which could cause our liquidity and profitability to suffer.

        We have grown rapidly, with our net sales increasing from approximately $94.7 million for the year ended December 31, 2003 to approximately $259.3 million for the year ended January 1, 2006.

Our growth has placed, and will continue to place, a strain on our management team, information systems and other resources. To manage growth effectively, we must:

  •
  continue to enhance our operational, financial and management systems, including our warehouse management, inventory control and in-store point-of-sale systems;

  •
  maintain and improve our internal controls and disclosure controls and procedures; and

  •
  expand, train and manage our employee base.

        We may not be able to effectively manage this expansion in any one or more of these areas, and any failure to do so could significantly harm our business, prospects, financial condition or results of operations. Our rapid growth also makes it difficult for us to adequately predict the expenditures we will need to make in the future. If we do not make the necessary overhead expenditures to accommodate our future growth, we may not be successful in executing our growth strategy, and our prospects and results of operations would suffer.

We may be unable to sustain our growth or profitability, which could impair our future success and ability to make investments in our business.

        Our ability to succeed depends, to a significant extent, on our ability to grow our business while maintaining profitability. We may not be able to sustain our growth or profitability on a quarterly or annual basis in future periods. Our future growth and profitability will depend upon a number of factors, including, without limitation:

  •
  the level of competition in the beauty industry;

  •
  our ability to continue to execute successfully our strategic initiatives and growth strategy;

  •
  our ability to sell our products effectively through our various distribution channels in volumes sufficient to drive growth and leverage our cost structure and media spending;

  •
  our ability to improve our products continuously in order to offer new and enhanced consumer benefits and better quality;

  •
  our ability to maintain efficient, timely and cost-effective production and delivery of our products;

  •
  the efficiency and effectiveness of our sales and marketing efforts, including through infomercials and QVC, in building product and brand awareness, driving traffic to our various distribution channels and increasing sales;

  •
  our ability to identify and respond successfully to emerging trends in the beauty industry;

  •
  our ability to maintain and intensify our consumers' emotional connection with our brand, including through friendly and effective customer service and contacts;

  •
  our ability to maintain public association of our brand with prestige beauty products;

  •
  the level of consumer acceptance of our products; and

  •
  general economic conditions and consumer confidence.

        We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. Failure to execute any material part of our strategic plan or growth strategy successfully could significantly impair our ability to service our indebtedness and make investments in our business.

If we are unable to retain key executives and other personnel, particularly Leslie Blodgett, our Chief Executive Officer and primary spokesperson, and recruit additional executives and personnel, we may not be able to execute our business strategy and our growth may be hindered.

        Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Our future operations could be harmed if any of our senior executives or other key personnel ceased working for us. Competition for senior management personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. Any inability to fill vacancies in our senior executive positions on a timely basis could harm our ability to implement our business strategy, which would harm our business and results of operations.

        In addition, we are particularly dependent on Leslie Blodgett, our Chief Executive Officer and primary spokesperson, as her talents, efforts, personality and leadership have been, and continue to be, critical to our success. Many of our customers identify our products by their association with Ms. Blodgett, and she greatly enhances the success of our sales and marketing. There can be no assurance that we will be successful in retaining her services. We maintain key executive life insurance policies with respect to Ms. Blodgett totaling approximately $34 million, which is payable to the lenders under our senior secured credit facility in the event we collect payments on the policy. A diminution or loss of the services of Ms. Blodgett would significantly harm our net sales, and as a result, our business, prospects, financial condition and results of operations.

Our senior management team has limited experience working together as a group, and may not be able to manage our business effectively.

        Most of the members of our senior management team, including our President, Chief Financial Officer and Chief Operations Officer, Vice President of Finance, Vice President of Creative, Vice President of Operations, Vice President of Information Technology, and Vice President of Sales have been hired since December 2004. As a result, our senior management team has limited experience working together as a group. This lack of shared experience could harm our senior management team's ability to quickly and efficiently respond to problems and effectively manage our business.

Our planned expansion of our boutique operations will result in increased expenses with no guarantee of increased earnings. In addition, we may close boutiques that are not profitable or incur other costs, which could cause our results of operations to suffer.

        We opened a total of seven boutiques in 2006, and we plan to open a minimum of ten new boutiques in 2007. We expect our total capital expenditures associated with opening these new boutiques to be approximately $2.5 million in 2006 and $3.5 million in 2007. However, we may not be able to attain our target number of new boutique openings, and any of the new boutiques that we open may not be profitable, either of which could cause our financial results to suffer. Our ability to expand by opening new boutiques will depend in part on the following factors:

  •
  the availability of attractive boutique locations;

  •
  our ability to negotiate favorable lease terms;

  •
  our ability to identify customer demand in different geographic areas;

  •
  general economic conditions; and

  •
  availability of sufficient funds for expansion.

        In order to continue our expansion of boutiques, we will need to hire additional management and staff for our corporate offices and employees for each new boutique. In addition, we will need to expand our information technology systems to accommodate the growth of our operations. If we are unable to hire necessary personnel or grow our existing information technology systems, our expansion efforts may not succeed and our results of operations may suffer.

        Some of our expenses will increase with the opening of new boutiques, such as headcount and lease occupancy expenses as well as information technology system expenses. Moreover, as we stock new boutiques with product inventory, our inventory expenditures will increase. We may not be able to manage these increased expenses without decreasing our earnings. If any of our boutiques fails to generate attractive financial returns or otherwise does not serve our strategic goals, we may be required to close that boutique. If we were to close any boutique, we likely would incur expenses in connection with such closing, would be unable to recover our investment in leasehold improvements at that boutique and would be liable for remaining lease obligations, which could harm our results of operations.

Our media spending might not result in increased net sales or generate the levels of product and brand name awareness we desire, and we might not be able to increase our net sales at the same rate as we increase our advertising expenditures. In addition, our infomercials might not continue to be an effective distribution channel, which could harm our net sales.

        Our future growth and profitability will depend in part on the effectiveness and efficiency of our media spending, including our ability to:

  •
  create greater awareness of our products and brand name;

  •
  determine the appropriate creative message and media mix for future expenditures; and

  •
  effectively manage advertising costs, including creative and media costs, to maintain acceptable costs per sale and operating margins.

        Our infomercials and advertising may not result in increased sales or generate desired levels of product and brand name awareness, and we may not be able to increase our net sales at the same rate as we increase our advertising expenditures.

        We depend on infomercials as one of our most significant distribution channels for marketing and selling our products. To the extent that sales resulting from our infomercials decrease or if there is a marked increase in the price we pay for our media time, the cost-effectiveness for such infomercials will decrease. If our infomercials are broadcast during times when viewership is low, this could also result in a decrease of the cost-effectiveness of such broadcasts, which could cause our results of operations to suffer. Also, to the extent we have committed in advance for broadcast time for our infomercials, we would have fewer resources available for potentially more effective distribution channels.

We depend on third parties to manufacture all of the products we sell, and we have a long-term contract with only one of the manufacturers of our products. If we are unable to maintain these manufacturing relationships or enter into additional or different arrangements, we may fail to meet customer demand and our net sales and profitability may suffer as a result.

        All of our products are contract manufactured or supplied by third parties. We have a long-term contract with only one of the manufacturers of our products. The fact that we do not have long-term contracts with our other third-party manufacturers means that they could cease manufacturing these products for us at any time and for any reason. In addition, our third-party manufacturers are not restricted from manufacturing our competitors' products, including mineral-based products. We also source some of our products through a supplier agent that purchases products from third-party manufacturers. This supplier agent, with whom we do not have a long-term contract, accounted for approximately 44% and 41% of our net product received for the year ended January 1, 2006 and the nine months ended October 1, 2006, respectively. If we are unable to obtain adequate supplies of suitable products because of the loss of one or more key vendors or manufacturers or our supplier agent or otherwise, our business and results of operations would suffer because we would be missing products from our merchandise mix unless and until we could make alternative supply arrangements. In addition, identifying and selecting alternative vendors would be time-consuming and expensive, and we might experience significant delays in production during this selection process. Our inability to secure adequate and timely supplies of merchandise would harm inventory levels, net sales and gross profit, and ultimately our results of operations.

        Our manufacturers also may increase the cost of the products we purchase from them. If our manufacturers increase our costs, our margins would suffer unless we were able to pass along these increased costs to our customers. We may not be able to develop relationships with new vendors and manufacturers, and even if we do establish such relationships, such new vendors and manufacturers might not allocate sufficient capacity to us to meet our requirements. Furthermore, products from alternative sources, if any, may be of a lesser quality or more expensive than those we currently purchase. In addition, if we increase our product orders significantly from the amounts we have historically ordered from our manufacturers, our manufacturers might be unable to meet this increased demand. To the extent we fail to obtain additional products from our manufacturers, we may not be able to meet customer demand, which could harm our net sales and profitability.

Our third-party manufacturers may not continue to produce products that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause customer dissatisfaction and require us to find alternative suppliers of our products.

        Our third-party manufacturers may not maintain adequate controls with respect to product specifications and quality and may not continue to produce products that are consistent with our standards or applicable regulatory requirements, as described below. If we are forced to rely on products of inferior quality, then our customer satisfaction and brand reputation would likely suffer, which would lead to reduced net sales. In addition, we may be required to find new third-party manufacturers to supply our products. There can be no assurance that we would be successful in finding third-party manufacturers that make products meeting our standards of quality.

        In accordance with the Federal Food, Drug and Cosmetic Act, or FDC Act, and regulations enforced by the Food and Drug Administration, or FDA, the manufacturing processes of our third party manufacturers must comply with the FDA's current Good Manufacturing Practices, or cGMPs, for manufacturing drug products. The manufacturing of our cosmetic products are subject to the misbranding and adulteration sections of the FDC Act applicable to cosmetics. The FDA may inspect our facilities and those of our third-party manufacturers periodically to determine if we and our third-party manufacturers are complying with cGMPs and the FDC Act provisions applicable to manufacturing cosmetic products. We have limited control over the FDA compliance of our third-party manufacturers. A history of past compliance is not a guarantee that future FDA regulatory manufacturing requirements will not mandate other compliance steps with associated expense.

        If we or our third-party manufacturers fail to comply with federal, state or foreign regulations, we could be required to suspend manufacturing operations, change product formulations, suspend the sale of products with non-complying specifications, initiate product recalls or change product labeling, packaging or advertising or take other corrective action. In addition, sanctions under the FDC Act may include seizure of products, injunctions against future shipment of products, restitution and disgorgement of profits, operating restrictions and criminal prosecution. If any of the above events occurs, we would be required to expend significant resources to comply with FDA requirements and we might need to seek the services of alternative third-party manufacturers. Obtaining the required regulatory approvals, including from the FDA, to use alternative third-party manufacturers may involve a lengthy and uncertain process. A prolonged interruption in the manufacturing of one or more of our products as a result of non-compliance could decrease our supply of products available for sale which could reduce our net sales, gross profits and market share, as well as harm our overall business, prospects, financial condition and results of operations.

We depend on Datapak Services Corporation, or Datapak, for the fulfillment of products sold through our infomercials and we are planning to take over the fulfillment functions it has performed.

        We depend on Datapak for fulfillment of our infomercial sales, which represented 37% and 34% of our net sales for the year ended January 1, 2006 and the nine months ended October 1, 2006, respectively. We contract with Datapak for inventory management, call center operation, hosting of our bareminerals.com website and packing and shipping of product to our customers. Our contract with Datapak expires on December 31, 2007 subject to automatic one-year renewals thereafter for one-year periods unless either party gives 90 days' written notice of nonrenewal. We have delivered notice of nonrenewal to Datapak, and we plan to take over the fulfillment functions Datapak currently performs at our new facility in Obetz, Ohio. If Datapak were to terminate its relationship with us before we are prepared to take over the fulfillment services it performs, we could experience a delay in reestablishing our ability to pack and ship product to our infomercial customers, which could harm our business. We have limited experience with fulfilling direct to consumer infomercial orders, and as a result, even if our transition away from Datapak occurs on the anticipated timetable, we may experience disruptions or delays in accepting orders, processing them or delivering product to infomercial customers as we take over the services previously provided by Datapak. Additionally, our ability to provide satisfactory levels of customer service depends, to a large degree, on the efficient and uninterrupted operation of Datapak's customer call center operations. In the past, we have received customer complaints related to the services provided by Datapak's customer call center operations. Because our success depends in large part on keeping our customers satisfied, and because infomercial sales constitute a significant portion of our net sales, any failure by Datapak to provide satisfactory levels of customer service or any failure by us to provide satisfactory levels of customer service after we bring these functions in-house, would likely impair our reputation and harm our business, prospects, financial condition and results of operations.

Our manufacturers ship a significant portion of the product we order to our distribution center in Hayward, California, and any significant disruption of this center's operations would hurt our ability to make timely delivery of our products.

        We distribute products to our premium wholesale, spa and salon and international customers, QVC and our company-owned boutiques from our facility in Hayward, California. Approximately 63% of our net sales for the year ended January 1, 2006 and 66% of our net sales for the nine months ended October 1, 2006 were derived from these channels. A natural disaster or other catastrophic event, such as a fire, flood, severe storm, break-in, terrorist attack or other comparable event could cause interruptions or delays in our business and loss of inventory and could render us unable to accept or fulfill customer orders in a timely manner, or at all. In addition, Hayward is located on a major fault line, increasing our susceptibility to the risk that an earthquake could significantly harm the operations of our distribution facility, and our coverage under our existing earthquake insurance is limited to $10 million. The impact of any of these natural disasters or other catastrophic events on our business may be exacerbated by the fact that we are still in the process of developing our formal disaster recovery plan, and we do not have a final plan currently in place. In addition, our business interruption insurance may not adequately compensate us for losses that may occur. In the event that an earthquake, fire, natural disaster or other catastrophic event were to destroy a significant part of our Hayward, California facility or interrupt our operations for an extended period of time, our net sales would be reduced and our results of operations would be harmed.

Our new distribution facility in Obetz, Ohio may not perform as planned.

        In addition to our facility in Hayward, California, we are planning to open a new facility in Obetz, Ohio in 2007 that would also distribute products to our premium wholesale, spa and salon and international customers, QVC, our company-owned boutiques and infomercial and online shopping customers. In February 2007, we entered into a ten-year lease for an approximately 300,000 square foot facility in Obetz, Ohio where we are expecting to perform in-house the fulfillment functions that Datapak is currently performing for us, such as packaging and shipping of product to our infomercial and online shopping customers. The facility is expected to expand warehouse capacity to support sales growth in our premium wholesale channel over the next five years, improve customer service, improve flexibility to offer promotional items and reduce shipping time and costs to our premium wholesale customers, spas and company-owned boutiques located in the Midwest and the East Coast. However, with respect to infomercial fulfillment, we have traditionally outsourced these functions and do not have experience managing these operations. It may be more expensive and time consuming than we expect to open and operate the facility. As a result, we may have increased expenses associated with opening the new facility without a corresponding reduction in costs per transaction or improvement in customer service. Furthermore, if our new facility does not comply with applicable laws and regulations or fails to meet expected deadlines, our ability to deliver products to meet commercial demand would be significantly impaired.

Our quarterly results of operations may fluctuate due to the timing of customer orders, the number of QVC appearances we make, new boutique openings, as well as limited seasonality and other factors.

        We may experience variability in net sales and net income on a quarterly basis as a result of a variety of factors, including the timing of orders from our premium wholesale customers, the timing and number of our appearances on QVC, the timing of new boutique openings, seasonality and other factors. We make sales to our premium wholesale customers on a purchase order basis, and we receive new orders when and as these customers need replenishment product. As a result, their orders typically are not evenly distributed through the course of the year. In addition, our sales to QVC are largely dependent on the timing and number of our on-air appearances, with our greatest sales generated through appearances where our products are featured as "Today's Special Value" or "TSV." As such, we expect our quarterly results to continue to fluctuate based on the number of shows in a quarter and whether a particular quarter includes a TSV or not.

        We opened a total of seven boutiques in 2006 and we plan to open a minimum of ten new boutiques in 2007. The timing of these boutique openings will impact both our net sales and our selling, general and administrative expenses. For example, if we were to open a number of new boutiques at the end of a quarter, our results of operations for that quarter would include limited net sales from the new boutiques but substantially all of the pre-opening expenses associated with such boutiques.

        In addition, our plans to open a number of new boutiques and expand our retail presence could have the effect of increasing the percentage of sales driven through these sales channels. While we believe our overall business is not currently subject to significant seasonal fluctuations, we have experienced limited seasonality in our specialty beauty retail and company-owned boutique channels as a result of increased demand for our products in anticipation of and during the holiday season. To the extent our sales to specialty beauty retailers and through our boutiques increase as a percentage of our total sales, we may experience increased seasonality.

We are planning a replacement of our core systems that might disrupt our supply chain operations.

        We are in the process of substantially modifying our information technology systems supporting our financial management and reporting, inventory and purchasing management, order management, warehouse management and forecasting. Modifications will involve replacing legacy systems with successor systems during the course of 2007. There are inherent risks associated with replacing our core systems, including supply chain disruptions that may affect our ability to deliver products to our customers. We believe that other companies have experienced significant delays and cost overruns in implementing similar systems changes, and we may encounter similar problems. We may not be able to successfully implement these new systems or implement them without supply chain disruptions in the future. Any resulting supply chain disruptions could harm our business, prospects, financial condition and results of operations. We do not believe our existing systems are adequate to support our growth. Thus, if we are not able to implement these new systems successfully, our business, prospects, financial condition and results of operations may suffer.

Our computer and communications hardware and software systems are vulnerable to damage and interruption, which could harm our business.

        Our ability to receive and fulfill orders successfully is critical to our success and largely depends upon the efficient and uninterrupted operation of our computer and communications hardware and software systems. Our primary computer systems and operations are located at a co-location facility in San Francisco, California and our corporate headquarters also in San Francisco, California and are vulnerable to damage or interruption from power outages, computer and telecommunications failures, computer viruses, security breaches, catastrophic events and errors in usage by our employees and customers. Systems integration issues are complex, time-consuming and expensive.

        We outsource the hosting of our websites bareescentuals.com, bareminerals.com and mdformulations.com. In the event that any of our website service providers experiences any interruption in its operations or ceases operations for any reason or if we are unable to agree on satisfactory terms for a continued hosting relationship, we would be forced to enter into a relationship with another service provider or take over hosting responsibilities ourselves. In the event it becomes necessary to switch hosting facilities in the future, we may not be successful in finding an alternative service provider on acceptable terms or in hosting our websites ourselves. Any significant interruption in the availability or functionality of our website or our sales processing, distribution or communications systems, for any reason, could seriously harm our business, prospects, financial condition and results of operations.

Our independent auditors have indicated to us that they believe there were material weaknesses in our internal controls for the fiscal year ended January 2, 2005. Our failure to implement and maintain effective internal controls in our business could have a material adverse effect on our business, financial condition, results of operations and stock price.

        In connection with the completion of its audit of, and the issuance of an unqualified report on, our financial statements for the fiscal year ended January 2, 2005, our independent auditors,

Ernst & Young LLP, delivered a management letter identifying the following reportable conditions involving our internal controls that it considers to be material weaknesses:

  •
  our financial closing procedures and processes did not support timely and accurate reporting of the Company's financial results, and the internal control structure in the financial accounting department did not provide for adequate supervision and review of personnel; and

  •
  the technical accounting knowledge of our accounting personnel during the year ended January 2, 2005 was not sufficient in relation to our business, the nature and complexity of our financial statement reporting obligations and the increasing complexity of generally accepted accounting principles.

        Ernst & Young LLP noted that these weaknesses resulted in numerous post-closing adjustments, affecting a number of financial statement accounts.

        We have taken steps to strengthen our internal control processes to address the matters identified by Ernst & Young LLP, including (1) hiring a new chief financial officer and new finance executives with substantial industry and public company accounting experience and (2) establishing processes to improve communications between the finance department and the operations and executive departments to ensure that all significant transactions and contracts entered into by authorized individuals are captured in our financial accounting records. While no material weaknesses were identified during the course of our audit for the fiscal year ended January 1, 2006, we cannot assure you that these issues will not arise in future periods.

        The existence of one or more material weaknesses or significant deficiencies could result in errors in our financial statements, and substantial costs and resources may be required to rectify any internal control deficiencies. If we fail to achieve and maintain the adequacy of our internal controls in accordance with applicable standards, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting. If we cannot produce reliable financial reports, our business and financial condition could be harmed, investors could lose confidence in our reported financial information, the market price of our stock could decline significantly and we may be unable to obtain additional financing to operate and expand our business.

Our indebtedness could limit our ability to plan for or respond to changes in our business, and we may be unable to generate sufficient cash flow to satisfy significant debt service obligations or to refinance the obligations on acceptable terms, or at all.

        Our consolidated long-term indebtedness as of October 1, 2006 was $709.3 million, excluding debt discount. Upon completion of our initial public offering on October 4, 2006, we repaid $365.6 million in principal amount of such indebtedness with the proceeds of the offering, leaving us with $343.7 million of debt, all of which is first-lien senior debt, at October 4, 2006. We may incur up to an additional $25.0 million under our revolving credit facility, subject to compliance with a maximum leverage ratio covenant.

        Our senior secured credit facilities, as amended in December 2006, contain a number of significant covenants, which limit our ability to, among other things, incur additional indebtedness, make investments, pay dividends, make distributions, or redeem or repurchase capital stock and grant liens on our assets or the assets of our subsidiaries. For example, we are restricted from incurring additional indebtedness from a third party unless we satisfy the maximum leverage ratio covenant in our credit facility. After giving effect to the application of the net proceeds upon completion of our initial public offering on October 4, 2006, as of October 1, 2006, we could incur an additional $43.0 million of indebtedness in compliance with this covenant, as amended. Our senior secured credit facilities also require us to maintain specified financial ratios and satisfy financial condition tests at the end of each fiscal quarter. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may not meet those tests. A breach of any of these covenants could result in a default under the senior secured credit facilities. If the lenders accelerate amounts owing under our senior secured credit facilities because of a default and we are unable to pay such amounts, the lenders have the right to foreclose on substantially all of our assets.

        In addition, our substantial indebtedness and the fact that a substantial portion of our cash flow from operations must be used to make principal and interest payments on this indebtedness could have important consequences, including:

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  increasing our vulnerability to general adverse economic and industry conditions, placing us at a disadvantage compared to our competitors who are less leveraged;

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  reducing the availability of our cash flow for other purposes, including working capital, capital expenditures, product development, acquisitions or other corporate requirements;

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  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, which would place us at a competitive disadvantage compared to our competitors that may have less debt; and

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  limiting our ability to obtain additional financing in the future that we may need to fund working capital, capital expenditures, product development, acquisitions or other corporate requirements.

        Our ability to incur significant future indebtedness, whether to finance capital expenditures, product development, potential acquisitions or for general corporate purposes, will depend on our ability to generate cash flow. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. If our business does not generate sufficient cash flow from operations or if future borrowings are not available to us under our senior secured credit facilities in amounts sufficient to enable us to fund our liquidity needs, our financial condition and results of operations may be harmed. If we cannot make scheduled principal and interest payments on our debt obligations in the future, we may need to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures or seek additional equity financing. If we are unable to refinance this or any of our indebtedness on commercially reasonable terms or at all, or to effect any other action relating to our indebtedness on satisfactory terms or at all, our business may be harmed.

Our debt obligations have variable interest rates, which makes us vulnerable to increases in interest rates and could cause our interest expense to increase and decrease cash available for operations and other purposes.

        As of October 1, 2006, we had $584.3 million of consolidated indebtedness that was subject to variable interest rates. After giving effect to the application of the net proceeds upon completion of our initial public offering on October 4, 2006, we would have had $343.7 million of consolidated indebtedness that was subject to variable interest rates. Interest rates in the U.S. recently have been near historic lows, and any increase in these rates would increase our interest expense and reduce our funds available for operations and other purposes. Presently, we do not hedge any of our variable rate indebtedness against interest rate fluctuations. Accordingly, we may experience material increases in our interest expense as a result of increases in interest rate levels generally. Based on the $343.7 million of variable interest rate indebtedness that would have been outstanding as of October 1, 2006, after giving effect to the application of the net proceeds of our initial public offering on October 4, 2006, a hypothetical 1% increase or decrease in interest rates would result in a change of approximately $3.4 million to our annual interest expense.

We had a negative net worth as of October 1, 2006, which may make it more difficult and costly for us to obtain financing in the future.

        As of October 1, 2006, we had a negative net worth of $619.6 million. Our negative net worth resulted from the use of borrowings to fund our repurchase of stock in connection with our June 2004 recapitalization and to fund dividends in connection with our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization transactions. After giving effect to the application of the net proceeds of our initial public offering on October 4, 2006 and the receipt of the net proceeds of this offering, we would have had a negative net worth as of October 1, 2006 of $248.3 million. As a result of our negative net worth, we may face greater difficulty and expense in obtaining future financing than we would face if we had a greater net worth, which may limit our ability to meet our needs for liquidity or otherwise compete effectively in the marketplace.

Our products may cause unexpected and undesirable side effects that could limit their use, require their removal from the market or prevent further development. In addition, we are vulnerable to claims that our products are not as effective as we claim them to be.

        Unexpected and undesirable side effects caused by our products for which we have not provided sufficient label warnings could result in our recall or discontinuance of sales of our products. Unexpected and undesirable side effects could prevent us from achieving or maintaining market acceptance of the affected products or could substantially increase the costs and expenses of commercializing new products. In addition, consumers or industry analysts may assert claims that our products are not as effective as we claim them to be. Unexpected and undesirable side effects associated with our products or assertions that our products are not as effective as we claim them to be also could cause negative publicity regarding our company, brand or products, which could in turn harm our reputation and net sales. We are particularly susceptible to these risks because our marketing campaign heavily relies on the assertion that our products are "pure" and ideal for women who have skin conditions that can be exacerbated by traditional cosmetics.

We may face product liability claims and may be required to recall products, either of which could result in unexpected costs and damage to our reputation.

        Our business exposes us to potential liability risks that arise from the testing, manufacture and sale of our beauty products. Plaintiffs in the past have received substantial damage awards from other cosmetics companies based upon claims for injuries allegedly caused by the use of their products. We currently maintain general liability insurance with an annual aggregate coverage limit of $15.0 million. Any claims brought against us may exceed our existing or future insurance policy coverage or limits. Any judgment against us that is in excess of our policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. Any product liability claim or series of claims brought against us could harm our business significantly, particularly if a claim were to result in adverse publicity or damage awards outside or in excess of our insurance policy limits. In addition, in the past, we have recalled certain of our products, and in the future, it may be necessary for us to recall products that do not meet approved specifications or because of the side effects resulting from the use of our products, which would result in adverse publicity, potentially significant costs in connection with the recall and a loss of net sales from such products.

We do not currently own any patents on our products. If we are unable to protect our intellectual property rights, our ability to compete could be harmed.

        We regard our trademarks, trade dress, copyrights, trade secrets, know-how and similar intellectual property as critical to our success. Our principal intellectual property rights include registered trademarks on our name, "Bare Escentuals," as well as our brands "i.d. bareMinerals," "i.d.," "md formulations," "Bare Escentuals" and "RareMinerals," copyrights in our infomercial broadcasts and website content, rights to our domain names www.bareescentuals.com, www.bareminerals.com and www.mdformulations.com, and trade secrets and know-how with respect to product formulations, product sourcing, sales and marketing and other aspects of our business. As such, we rely on trademark and copyright law, trade secret protection and confidentiality agreements with our employees, consultants, suppliers, and others to protect our proprietary rights. We have not received patent protection on any of our products, though we have licenses for the proprietary formulations and ingredients used in some of our md formulations and RareMinerals products. If we are unable to protect or preserve the value of our trademarks, copyrights, trade secrets or other proprietary rights for any reason, our brand and reputation could be impaired and we could lose customers.

        Although most of our brand names are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark or trade name protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our trademarks and trade names may be substantial. In addition, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

        Other parties may infringe on our intellectual property rights and may thereby dilute our brands in the marketplace. Any such infringement of our intellectual property rights would also likely result in a commitment of our time and resources to protect these rights through litigation or otherwise. For example, we currently are pursuing claims in litigation against M/D Skin Care LLC and its founder Dr. Dennis Gross regarding their use of the trademark "MD Skincare." M/D Skin Care LLC has also filed claims against us in the case. In each case, we believe the competing marks infringe our trademark rights and create confusion in the marketplace. We have incurred and expect to incur significant legal fees and other expenses in pursuing these claims. If we receive an adverse judgment in either of these matters or in any other cases we may bring in the future to defend our intellectual property rights, we may suffer further dilution of our trademarks and other rights, which could harm our ability to compete as well as our business, prospects, financial condition and results of operations.

Legal proceedings or third-party claims of intellectual property infringement may require us to spend time and money and could prevent us from developing or commercializing products. We currently sell our md formulations products in sales channels that arguably exceed the permitted field of use.

        Our technologies, products or potential products in development may infringe rights under patents, patent applications, trademark, copyright or other intellectual property rights of third parties in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successful, could cause us to pay substantial damages. Further, if a third party were to bring an intellectual property infringement suit against us, we could be forced to stop or delay development, manufacturing, or sales of the product that is the subject of the suit.

        Our MD Formulations, Inc. subsidiary acquired rights to the md formulations trademarks and some of our md formulations product rights from a large specialty pharmaceutical company in 1999. We currently sell our md formulations products in sales channels that arguably exceed the permitted field of use specified in the purchase agreement. The agreement provides for the sale to MD Formulations of md formulations product rights for use in a field of use defined as the research, development, manufacture, marketing and sale of alpha hydroxy acid, or AHA, skin care products to "skin care aestheticians" worldwide and to physicians outside of the United States. For the year ended January 1, 2006, we made approximately 65.3% of our sales of md formulations products to spas and salons, which we require to employ aestheticians and to international distributors, but during the past five years, we also have sold these products in our premium wholesale channels, through our own boutiques and on our mdformulations.com website. The party from which we purchased the md formulations product rights is aware of our sales in these channels and has not requested that we discontinue sales in these channels, although it has to date refused our requests to expand the permitted field of use to explicitly cover all of these sales. However, if it were to challenge our rights to sell md formulations products in these distribution channels, we could be required to engage in litigation or negotiation with the objective of obtaining these rights. Any such litigation would cause us to incur substantial expenses and, if we were unsuccessful, could cause us to lose the right to sell our products in one or more of our existing distribution channels or to pay damages, either of which could significantly harm our business, prospects, financial condition and results of operations. Sales of md formulations products accounted for approximately 7.4% and 5.0% of our net sales for the year ended January 1, 2006 and the nine months ended October 1, 2006, respectively.

        As a result of intellectual property infringement claims, or to avoid potential claims, we may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product or be forced to cease some aspect of our business operations if, as a result of actual or threatened intellectual property infringement claims, we are unable to enter into licenses on acceptable terms. This inability to enter into licenses could harm our business significantly.

        In addition to infringement claims against us, we may become a party to other patent or trademark litigation and other proceedings, including interference proceedings declared by the USPTO, proceedings before the USPTO's Trademark Trial and Appeal Board and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. For example, in October 2006, we filed an opposition to an application for a mark, and in November 2006, the party applying for the mark filed counterclaims requesting the cancellation of six of our registered trademarks. The cost to us of any intellectual property litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings better than us because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could impair our ability to compete in the marketplace. Intellectual property litigation and other proceedings may also absorb significant management time and resources.

We may be subject to liability for the content that we publish.

        As a publisher of infomercial broadcasts and online content, we face potential liability for intellectual property infringement and other similar claims based on the information and other content contained in our infomercials, website and instructional DVDs and videos. In the past, parties have brought these types of claims and sometimes successfully litigated them against other online services. If we incur liability for our infomercial or online content, our business, prospects, financial condition and results of operations could suffer.

The regulatory status of our cosmetics or skin care products could change, and we may be required to conduct clinical trials to establish efficacy and safety or cease to market these products.

        The FDA does not have a premarket approval system for cosmetics, and we believe we are permitted to market our cosmetics and have them manufactured without submitting safety or efficacy data to the FDA. However, the FDA may in the future determine to regulate our cosmetics or the ingredients included in our cosmetics as drugs or biologics. If certain of our i.d. bareMinerals, RareMinerals or our other products are deemed to be drugs or biologics, rather than cosmetics, we would be required to conduct clinical trials to demonstrate the safety and efficacy of these products in order to continue to market and sell them. In such event, we may not have sufficient resources to conduct any required clinical trials, and we may not be able to establish sufficient efficacy or safety data to resume the sale of these products. Any inquiries by the FDA or any foreign regulatory authorities into the regulatory status of our cosmetics and any related interruption in the marketing and sale of these products could severely damage our brand reputation and image in the marketplace, as well as our relationships with customers, which would harm our business, prospects, financial condition and results of operations.

        Our foundations and concealers as well as some of our md formulations products are considered over-the-counter (OTC) drug products by the FDA. The FDA regulates the formulation, manufacturing, packaging, labeling and distribution of OTC drug products pursuant to a "monograph" system that specifies active drug ingredients and acceptable product claims that are generally recognized as safe and effective for particular uses. If any of these products that are OTC drugs are not in compliance with the applicable FDA monograph, we would be required to (i) reformulate such product, (ii) cease to make certain use claims relating to such product or (iii) cease to sell such product until we receive further FDA approval. There can be no assurance that, if more stringent regulations are promulgated, we will be able to comply with such statutes or regulations without incurring substantial expense or at all. In addition, OTC drug products must be manufactured in accordance with drug good manufacturing practice regulations. Our OTC drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with drug good manufacturing practices and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers' compliance with these regulations and standards. If the FDA finds a violation of drug good manufacturing practices, it may enjoin the manufacturer's operations, seize products, or criminally prosecute the manufacturer, any of which could require us to find alternative manufacturers, resulting in additional time and expense.

Regulatory matters governing our industry could decrease our net sales and increase our operating costs.

        In both our U.S. and foreign markets, we are affected by extensive laws, governmental regulations, administrative determinations, court decisions and similar constraints. Such laws, regulations and other constraints may exist at the federal, state or local levels in the United States and at analogous levels of government in foreign jurisdictions.

        The formulation, manufacturing, packaging, labeling, distribution, importation, sale and storage of our products are subject to extensive regulation by various federal agencies, including the FDA, the Federal Trade Commission, or FTC, state attorneys general in the U.S., the Ministry of Health, Labor and Welfare in Japan, as well as by various other federal, state, local and international regulatory authorities in the countries in which our products are manufactured, distributed or sold. If we or our manufacturers fail to comply with those regulations, we could become subject to significant penalties or claims, which could harm our results of operations or our ability to conduct our business. In addition, the adoption of new regulations or changes in the interpretations of existing regulations may result in significant compliance costs or discontinuation of product sales and may impair the marketing of our products, resulting in significant loss of net sales.

        In addition, our failure to comply with FTC or state regulations, or with regulations in foreign markets that cover our product claims and advertising, including direct claims and advertising by us, may result in enforcement actions and imposition of penalties or otherwise harm the distribution and sale of our products.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed.

        From time to time, in addition to this offering, we may seek additional equity or debt financing to provide for the capital expenditures required to finance working capital requirements, to increase the number of our boutiques or to make acquisitions. In addition, if our business plans change, if general economic, financial or political conditions in our markets change, or if other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business as well as our conclusions as to the adequacy of our available sources of capital could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital to meet those needs. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

We may seek to expand our product portfolio through internal development. There can be no assurance that we will be successful in marketing and selling any products we develop.

        Our business strategy contemplates the continued expansion of our portfolio of brands through internal product development. However, we may not be successful in internally developing new products. Even if we are able to develop new products, we might not be successful in marketing and selling these products.

We are subject to risks related to our international operations.

        As we expand our international operations, we will be increasingly susceptible to the following risks associated with international operations:

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  import and export license requirements;

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  trade restrictions;

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  changes in tariffs and taxes;

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  restrictions on repatriating foreign profits back to the United States;

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  the imposition of foreign and domestic governmental controls;

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  unfamiliarity with foreign laws and regulations;

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  difficulties in staffing and managing international operations;

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  product registration, permitting and regulatory compliance;

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  thefts and other crimes; and

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  geopolitical conditions, such as terrorist attacks, war or other military action.

        In addition, we plan to develop formal and informal marketing and distribution relationships with existing and new local business partners who can provide local expertise and sales and distribution infrastructure to support our expansion in our target international markets, which will be time-consuming and costly. Several of the risks associated with our international business may be within the control (in whole or in part) of these local business partners with whom we have established relationships or may be affected by the acts or omissions of these local business partners. No assurances can be provided that these local business partners will effectively help us in their respective markets or that they will act in compliance with foreign laws and regulations in providing us with services. The failure of these local business partners to assist us in their local markets and the other risks set forth above could harm our business, prospects, financial condition and results of operations.

Risks Related to this Offering

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.

        Our common stock has only been publicly traded since September 29, 2006 and we expect that the price of our common stock will continue to fluctuate substantially. From our initial public offering through March 13, 2007, the trading price of our common stock has ranged from a low of $26.95 to a high of $37.89. Many factors could cause the market price of our common stock to rise and fall, including the following:

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  introductions of new products or new pricing policies by us or by our competitors;

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  the gain or loss of significant customers or product orders;

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  actual or anticipated variations in our quarterly results;

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  the announcement of acquisitions or strategic alliances by us or by our competitors;

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  recruitment or departure of key personnel;

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  the level and quality of securities research analyst coverage for our common stock;

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  changes in the estimates of our operating performance or changes in recommendations by us or any research analysts that follow our stock or any failure to meet the estimates made by research analysts; and

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  market conditions in our industry and the economy as a whole.

        In addition, public announcements by our competitors concerning, among other things, their performance, strategy, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

A total of 59,490,593, or 66.2%, of our total outstanding shares are restricted from immediate resale, but may be sold into the market in the near future. The large number of shares eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering, and the perception that these sales could occur may also depress the market price. Upon completion of this offering, we will have 89,890,593 shares of our common stock outstanding. Of these shares, the common stock sold in our initial public offering and the shares sold in this offering will be freely tradable, except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act of 1933. The holders of 58,996,490 shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock during the 90-day period following the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. The 90-day restricted period referred to in the preceding sentence may be extended under the circumstances described in the "Underwriting" section of this prospectus. Another 494,103 shares will not be subject to the new 90-day restricted period but remain subject to the 180-day restricted period ending in connection with our initial public offering. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144.

Number of shares and % of total outstanding	Date available for sale into public market
30,400,000, or 33.8%	Immediately after this offering.
494,103, or 0.5%	Beginning March 28, 2007, unless lock-up agreements entered into by the holders of these shares and the underwriters in connection with our initial public offering are waived or extended pursuant to their terms.
58,792,446, or 65.4%	90 days after the date of this prospectus due to contractual obligations and lock-up agreements between the holders of these shares and the underwriters. However, the underwriters can waive the provisions of these lock-up agreements and allow these stockholders to sell their shares at any time, provided their respective one-year holding periods have expired.
204,044, or 0.2%	Beginning on June 21, 2007.

        As of December 31, 2006, stockholders owning 71,028,093 shares were entitled, under contracts providing for registration rights, to require us to register our securities owned by them for public sale. In addition, we have filed a registration statement to register 10,817,490 shares reserved for future issuance under our equity compensation plans.

        Sales of our common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause our stock price to fall and make it more difficult for you to sell shares of our common stock.

Our current principal stockholders will continue to have significant influence over us after this offering, and they could delay, deter, or prevent a change of control or other business combination or otherwise cause us to take action with which you might not agree.

        Upon the closing of this offering, affiliates of Berkshire Partners LLC and JH Partners, LLC will beneficially own approximately 30.9% and 14.4% of our outstanding common stock, respectively, or approximately 29.9% and 14.0% if the underwriters exercise their over-allotment option in full. In addition, two of our directors are affiliated with Berkshire Partners LLC and two of our directors are affiliated with JH Partners, LLC. As a result, if these stockholders were to choose to act together, they will have significant influence over our decision to enter into any corporate transaction and may have the ability to prevent any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that such transaction is in their own best interests. Such concentration of voting power could have the effect of delaying, deterring, or preventing a change of control or other business combination that might otherwise be beneficial to our stockholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our common stock because investors often perceive disadvantages in owning shares in companies with controlling stockholders.

We do not anticipate paying dividends on our capital stock in the foreseeable future.

        We do not anticipate paying any dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to repay existing indebtedness and to fund the development and growth of our business. In addition, the terms of our senior secured credit facilities currently, and any future debt or credit facility may, restrict our ability to pay any dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain from your purchase of our common stock for the foreseeable future.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could cause our stock price to decline and prevent attempts by our stockholders to replace or remove our current management.

        Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and harm the market price of our common stock and diminish the voting and other rights of the holders of our common stock. These provisions include:

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  dividing our board of directors into three classes serving staggered three-year terms;

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  authorizing our board of directors to issue preferred stock and additional shares of our common stock without stockholder approval;

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  prohibiting stockholder actions by written consent;

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  prohibiting our stockholders from calling a special meeting of stockholders;

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  prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with 66 2/3% stockholder approval; and

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  requiring advance notice for raising business matters or nominating directors at stockholders' meetings.

        We are also subject to provisions of Delaware law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the stockholder becomes a 15% stockholder, subject to specified exceptions. Together, these provisions of our certificate of incorporation and bylaws and of Delaware law could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and the Private Securities Litigation Reform Act of 1995. Forward looking statements are based on our management's beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." All statements, other than statements of historical facts, included or incorporated in the prospectus are forward-looking statements, particularly statements which include information concerning our possible or assumed future results of operations, plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, competitive position, industry environment, potential growth opportunities, the effects of regulation and other information that is not historical information. Forward-looking statements can be identified by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" or similar expressions.

        Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in greater detail in "Risk Factors." Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

        Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus.

        You should rely only on the information contained in this prospectus and any applicable free writing prospectus. We have not authorized anyone to provide you with information that is different. We and the selling stockholders are offering to sell and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

USE OF PROCEEDS

        The net proceeds to us from the sale of 575,000 shares of common stock that we are offering will be approximately $18.1 million based upon a public offering price of $34.50 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of shares of common stock offered by the selling stockholders.

        We intend to use the estimated net proceeds from this offering for general corporate purposes, which may include paying expenses in connection with this offering, working capital, product development, reducing our indebtedness, funding potential acquisitions of, or investments in, businesses or products that are complementary to our own, hiring additional personnel, and capital expenditures. Pending application of the net proceeds, we will invest the net proceeds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

        On June 10, 2004, we used approximately $169.6 million to redeem outstanding shares of common stock and preferred stock and to cash out certain fully vested options and warrants in connection with our June 2004 recapitalization. On February 18, 2005 in connection with our February 2005 recapitalization, on October 7, 2005 in connection with our October 2005 recapitalization, and on June 7, 2006 in connection with our June 2006 recapitalization, we paid cash dividends of approximately $122.4 million, $183.5 million and $340.4 million, respectively, to the holders of our outstanding shares of common stock. These dividend payments were not required to be made pursuant to any agreement and were funded with borrowings under senior secured credit facilities and senior subordinated notes and in part from our retained earnings and cash from operations. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Provisions in our senior secured credit facilities prevent us and our operating subsidiary from paying future dividends and making other distributions and transfers. Any future determination related to dividend policy will be made at the discretion of our board of directors and will depend upon our results of operations, financial condition, capital requirements, contractual restrictions and such other factors as our board of directors deems relevant.

CAPITALIZATION

        The following table sets forth our capitalization as of October 1, 2006:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to (1) the effectiveness upon completion of our initial public offering on October 4, 2006, of an amended and restated certificate of incorporation providing for authorized capital stock of 10,000,000 shares of undesignated preferred stock, (2) our receipt of $373.8 million of net proceeds from the sale of 18,400,000 shares of common stock in our initial public offering that closed on October 4, 2006, (3) our repayment on October 4, 2006 of $372.5 million of indebtedness under the senior subordinated notes and senior secured credit facilities from the net proceeds of our initial public offering, and (4) our payment of an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them; and

  •
  on a pro forma as adjusted basis to give effect to the sale by us of 575,000 shares of our common stock in this offering at an offering price to the public of $34.50, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	As of October 1, 2006
	Actual	Pro forma	Pro forma as adjusted
	(in thousands, except per share data)
Cash and cash equivalents	$7,498	$9,565	$27,659

Long-term debt, net of current portion	690,045	325,706	325,706

Stockholders' deficit:
Preferred stock, $0.001 par value: none authorized, none issued and outstanding, actual; 10,000 authorized, none issued and outstanding, pro forma; 10,000 authorized, none issued and outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value, 200,000 authorized, 70,916 issued and outstanding, actual; 200,000 authorized, 89,316 issued and outstanding, pro forma; 200,000 authorized, 89,891 issued and outstanding, pro forma as adjusted	71	89	90
Additional paid-in capital	3,334	377,083	395,176
Accumulated deficit	(622,984)	(625,473)	(625,473)

Total stockholders' deficit	(619,579)	(248,301)	(230,207)

Total capitalization	$70,466	$77,405	$95,499

        The number of shares of common stock to be outstanding after this offering is based on 70,915,593 shares outstanding as of October 1, 2006 and 18,400,000 shares issued in connection with initial public offering that closed on October 4, 2006. This number does not include:

  •
  6,371,442 shares of common stock subject to outstanding options as of October 1, 2006, having a weighted average exercise price of $2.84 per share;

  •
  110,000 shares of common stock subject to outstanding options granted during the fiscal quarter ended December 31, 2006, having a weighted average exercise price of $35.36 per share; and

  •
  4,446,050 shares of common stock reserved for future issuance under our equity incentive plans as of October 1, 2006.

MARKET PRICE OF COMMON STOCK

        Our common stock has been listed on the Nasdaq Global Select Market under the symbol "BARE" since September 29, 2006. The following table sets forth for the periods indicated the high and low sale prices per share of our common stock as reported by the Nasdaq Global Select Market:

Fiscal Year 2006	Low	High
Third Quarter (commencing September 29, 2006)	$26.99	$29.10
Fourth Quarter	26.95	35.41
Fiscal Year 2007
First Quarter (through March 13, 2007)	30.50	37.89

        On March 13, 2007, the closing price of our common stock, as reported on the Nasdaq Global Select Market, was $35.40 per share. As of March 1, 2007, we had approximately 74 stockholders of record.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statement of operations data for each of the fiscal years ended December 31, 2003, January 2, 2005 and January 1, 2006 and the selected consolidated balance sheet data as of January 2, 2005 and January 1, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the eleven months ended December 31, 2001 and the fiscal year ended December 31, 2002 and the balance sheet data as of December 31, 2001, 2002 and 2003, have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of October 2, 2005 was derived from our unaudited consolidated financial statements that are not included in this prospectus. The selected consolidated balance sheet data as of October 1, 2006 and the selected consolidated statement of operations data for the nine months ended October 2, 2005 and October 1, 2006 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

        Our unaudited selected consolidated financial data as of October 2, 2005 and October 1, 2006 and for the nine months then ended, have been prepared on the same basis as the annual consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments necessary for the fair presentation of this data in all material respects. The results for any interim period are not necessarily indicative of the results of operations to be expected for a full fiscal year.

        The following selected consolidated financial data should be read in conjunction with our "Management's Discussion and Analysis of Financial Condition and Results of Operations" and consolidated financial statements and related notes, included elsewhere in this prospectus.

		Year Ended				Nine Months Ended
	Eleven Months Ended December 31, 2001 (a)
		December 31, 2002	December 31, 2003	January 2, 2005 (b)	January 1, 2006	October 2, 2005	October 1, 2006
	(in thousands, except per share data)
Sales, net	$19,235	$64,951	$94,661	$141,801	$259,295	$179,946	$284,047
Cost of goods sold	9,579	22,859	31,041	39,621	74,511	50,498	79,023

Gross profit	9,656	42,092	63,620	102,180	184,784	129,448	205,024
Expenses:
Selling, general and administrative	8,443	34,823	40,593	61,156	103,270	71,489	97,323
Depreciation and amortization	715	1,240	1,150	801	1,106	676	1,523
Stock-based compensation (c)	—	—	—	819	1,370	930	3,832
Restructuring charges (d)	—	—	—	—	643	643	114
Asset impairment charges (e)	—	568	—	—	1,055	1,055	—
Recapitalization fees and expenses (f)	—	—	—	21,430	—	—	—

Total operating expenses	9,158	36,631	41,743	84,206	107,444	74,793	102,792

Operating income	498	5,461	21,877	17,974	77,340	54,655	102,232
Other income (expense):
Interest expense (f)(g)(h)(i)	(486)	(1,746)	(1,592)	(6,348)	(21,503)	(12,646)	(41,593)
Debt extinguishment costs (g)(h)(i)(j)	—	—	(323)	(540)	(16,535)	(10,558)	(3,391)
Interest income	32	7	36	4	221	70	979

Income (loss) before provision for income taxes	44	3,722	19,998	11,090	39,523	31,521	58,227
Provision for income taxes	393	1,377	8,152	7,088	15,633	12,468	24,339

Net income (loss)	$(349)	$2,345	$11,846	$4,002	$23,890	$19,053	$33,888

Deemed dividend attributable to preferred stockholders (k)	—	—	—	4,472	—	—	—

Net income (loss) attributable to common stockholders	$(349)	$2,345	$11,846	$(470)	$23,890	$19,053	$33,888

Net income (loss) per common share
Basic	$(0.01)	$0.04	$0.19	$(0.01)	$0.35	$0.28	$0.48

Diluted	$(0.01)	$0.03	$0.17	$(0.01)	$0.34	$0.28	$0.47

Cash dividend per common share	$—	$—	$—	$0.02	$4.45	$1.79	$4.81

Weighted average shares used in computing net income (loss) per share:
Basic	61,380	61,380	61,380	61,500	67,676	67,217	69,920

Diluted	61,380	68,192	68,192	61,500	69,285	68,702	72,361

	As of					As of
	December 31, 2001	December 31, 2002	December 31, 2003	January 2, 2005	January 1, 2006	October 2, 2005	October 1, 2006
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$395	$906	$401	$4,442	$18,675	$9,371	$7,498
Working capital	1,059	3,022	12,374	21,823	34,715	31,970	41,991
Total assets	25,148	31,618	36,714	63,559	94,895	85,796	138,695
Long-term debt, less current portion	12,037	9,378	4,832	80,998	377,166	197,750	690,045
Stockholders' equity (deficit)	(338)	1,906	14,795	(49,202)	(327,432)	(151,403)	(619,579)

(a)
In December 2001, we changed our fiscal year end from January 31 to December 31. The fiscal periods 2000 and 2001 are the year ended January 31, 2001 and 11 months ended December 31, 2001, respectively.

(b)
Effective January 1, 2004, we changed our fiscal year-end to the Sunday closest to December 31 based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years. In 2001, 2002 and 2003, our annual fiscal periods ended on December 31.

(c)
On January 3, 2005 we adopted the fair value recognition and measurement provisions of SFAS No. 123(R), Share-Based Payment (SFAS 123(R)). SFAS 123(R) is applicable to stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

(d)
As a result of our growth, we relocated both our corporate headquarters and distribution center facilities during the year ended January 1, 2006. Related to these relocations, we exited two facilities for which we have operating lease commitments through 2007. As of the dates we ceased using these two facilities, we recorded a charge of $0.6 million which reflects primarily the sum of the future lease payments, net of estimated sublease income. During the nine months ended October 1, 2006, we discontinued the use of one of our office floors located at our former corporate facility and we recorded a charge of $0.1 million which related primarily to the sum of the future lease payments due.

(e)
During the year ended January 1, 2006, we abandoned a contract with a software vendor and recognized an impairment charge of $1.1 million. The costs associated with the termination of the software vendor contract relate primarily to the cost of the software license arrangement and other fees that were accounted for as construction in progress, as the software had not yet been placed in service.

During
the year ended December 31, 2002, we discontinued a product line acquired as part of the acquisition of the md formulations business in December 2001 and recorded an impairment charge of $0.6 million to reduce the carrying amount of related long-lived assets to their fair value based on estimated future cash flows.

(f)
On June 10, 2004, we completed a recapitalization pursuant to which affiliates of Berkshire Partners LLC and JH Partners, LLC and members of our management acquired a majority controlling interest in our predecessor MD Beauty, Inc. Stockholders who controlled a majority voting interest in our predecessor prior to the recapitalization retained shared control of our outstanding capital stock immediately following the recapitalization. The transaction has been accounted for as a recapitalization for which no new basis of accounting resulted. The assets, liabilities and results of operations of the predecessor have been consolidated with ours for all periods presented. In connection with the recapitalization transaction, we incurred approximately $100.0 million of new indebtedness, raised approximately $87.5 million of new equity financing and used approximately $169.6 million to repurchase outstanding shares of capital stock and fully vested options. We also recorded a charge of approximately $21.4 million during the year ended January 2, 2005 in connection with the recapitalization, relating primarily to the repurchase of fully vested options and related transaction fees and expenses.

(g)
On February 18, 2005, we incurred approximately $224.5 million of new indebtedness, repaid a total of $92.6 million of existing debt and paid a special dividend to stockholders of $122.4 million. Due to the repayment of the existing debt, we incurred $10.6 million of costs relating to a prepayment penalty and the write-off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

(h)
On October 7, 2005, we incurred approximately $187.5 million of new indebtedness and paid a special dividend to stockholders of $183.5 million. In connection with the transaction, we incurred $6.0 million of costs relating to the write-off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

(i)
On June 7, 2006, we incurred approximately $331.6 million of new indebtedness and paid a special dividend to stockholders of $340.4 million. In connection with the transaction, we incurred $3.4 million of costs relating to the write off of deferred financing costs on the previously outstanding debt as well as debt issuance costs related to the new debt that were expensed in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments.

(j)
In connection with our June 2004 recapitalization, we incurred costs of $0.5 million related to the early extinguishment of previously outstanding debt that were expensed. In September 2003, we incurred costs of $0.3 million related to the amendment of our line of credit agreement that were expensed as debt extinguishment costs.

(k)
In connection with our June 2004 recapitalization, all holders of our predecessor's preferred stock and common stock and all holders of options and warrants receiving cash in exchange for such options and warrants in the June 2004 recapitalization received the right to share, pro rata based on their holdings, in proceeds from a contingent tax note established in connection with this recapitalization. The tax note provided that we must pay these holders the lesser of $5.7 million or the aggregate amount of certain tax benefits received by our predecessor as specified in the tax note agreement. We recorded a short-term liability for the tax note and a charge to retained earnings of $5.7 million as part of our June 2004 recapitalization. This payment obligation has been recognized as a "deemed dividend" to our predecessor's stockholders immediately prior to our June 2004 recapitalization, and $4.5 million was attributable to preferred stockholders.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated financial information is based on our historical consolidated financial statements after giving effect to (i) our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization, (ii) the receipt by us of the net proceeds from our initial public offering of $373.8 million on October 4, 2006 after deducting underwriting discounts and commissions and offering costs payable by us, (iii) the repayment on October 4, 2006 of all outstanding principal and interest owed on the subordinated notes and the second-lien term loans and a portion of the outstanding principal on the first-lien term loans, and the buyout of the management agreements with Berkshire Partners LLC and JH Partners, LLC, (iv) the filing, and effectiveness upon completion of our initial public offering, of an amended and restated certificate of incorporation to authorize 10,000,000 shares of undesignated preferred stock and (v) the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial information.

        In connection with our February 2005 recapitalization, on February 18, 2005, we entered into a new credit agreement pursuant to which we borrowed an aggregate principal amount of $224.5 million comprised of (i) first-lien term loans of $155.0 million, (ii) second-lien term loans of $54.5 million and (iii) senior subordinated notes of $15.0 million, the proceeds of which were used to refinance all debt then outstanding, to pay a dividend to holders of our common stock in the aggregate amount of $122.4 million and to pay transaction costs in connection with our February 2005 recapitalization.

        In connection with our October 2005 recapitalization, on October 7, 2005, we agreed with our lenders to amend our then-existing credit facilities and borrowed an additional aggregate principal amount of $187.5 million comprised of additional first-lien term loans of $96.0 million and additional second-lien term loans of $91.5 million, the proceeds of which were used to pay a dividend to holders of our common stock in the aggregate amount of $183.5 million and to pay transaction costs in connection with the October 2005 recapitalization.

        In connection with our June 2006 recapitalization, on June 7, 2006, we agreed with our senior lenders to further amend our then-existing credit facilities and borrowed an additional aggregate principal amount of $331.6 million comprised of additional first-lien term loans of $118.6 million, additional second-lien term loans of $88.0 million, and we issued $125.0 million of 15.0% senior subordinated notes, the proceeds of which were used together to pay a dividend to holders of our common stock in the aggregate amount of $340.4 million and to pay transaction costs in connection with our June 2006 recapitalization.

        The unaudited pro forma condensed consolidated balance sheet as of October 1, 2006 is based on our historical balance sheet as of October 1, 2006, and has been prepared as if the receipt by us of the net proceeds from our initial public offering, the repayment of all outstanding principal and interest owed on the subordinated notes and the second-lien term loan and a portion of the outstanding principal on the first-lien term loan and the buy-out of the management agreement had all been consummated on October 1, 2006. The unaudited pro forma condensed consolidated statements of operations for the year ended January 1, 2006 and nine months ended October 1, 2006 combines our historical results of operations with the impact of all of our recapitalizations, the receipt by us of the net proceeds from the initial public offering, the repayment of all outstanding principal and interest owed on the subordinated notes and the second-lien term loan and a portion of the outstanding principal on the first-lien term loan and the buy-out of management agreement as if they had all been consummated on January 3, 2005. In calculating the interest expense for the periods presented, we used the rate in effect at the earliest period presented. However, as interest rates have changed, we have also included footnote disclosure setting forth the effect on pro forma net income of a 1/8% variance in interest rates.

        The unaudited pro forma condensed consolidated financial information is not intended to represent or be indicative of our consolidated results of operations or financial position of that would have been reported had our recapitalizations been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the historical consolidated financial statements and accompanying notes included elsewhere in the prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
As of October 1, 2006
(in thousands, except per share data)

	Historical	Pro Forma Adjustments for the Initial Public Offering			Pro Forma for the Initial Public Offering
Assets
Current assets:
Cash and cash equivalents	$7,498		$2,067	(a)	$9,565
Inventories	59,044				59,044
Accounts receivable, net	28,029				28,029
Prepaid income taxes	4,801		1,788	(b)	6,589
Prepaid expenses and other current assets	4,539				4,539
Deferred tax assets	3,050				3,050

Total current assets	106,961		3,855		110,816
Property and equipment, net	18,655				18,655
Intangible assets, net	6,085				6,085
Deferred tax assets	1,523				1,523
Other assets	5,471		(2,614	)(a)	1,698
			(1,159	)(c)

Total assets	$138,695		$82		$138,777

Liabilities and stockholders' deficit
Current liabilities:
Current portion of long-term debt	$17,963	$			$17,963
Accounts payable	27,352				27,352
Accrued liabilities	19,361		(6,857	)(d)	12,504
Accrued restructuring charges	294				294

Total current liabilities	64,970		(6,857)		58,113
Long-term debt, less current portion	690,045		(365,600	)(a)	325,706
			1,261	(c)
Deferred rent	2,782				2,782
Long-term employee benefits	477				477
Stockholders' deficit:
Preferred stock, $0.001 par value: none authorized, actual, none issued and outstanding, actual; 10,000 authorized, pro forma; none issued and outstanding, pro forma	—		—		—
Common stock, $0.001 par value: 200,000 authorized, 70,916 issued and outstanding, historical; 200,000 authorized, pro forma, 89,316 issued and outstanding, pro forma	71		18	(e)	89
Additional paid-in capital	3,334		373,749	(e)	377,083
Accumulated deficit	(622,984)		(2,489	)(e)	(625,473)

Total stockholders' deficit	(619,579)		371,278	(e)	(248,301)

Total liabilities and stockholders' deficit	$138,695		$82		$138,777

See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the year ended January 1, 2006
(in thousands, except per share data)

	Historical	Pro Forma Adjustments for the Recapitalization Transactions			Pro Forma for the Recapitalization Transactions	Pro Forma Adjustments for the Initial Public Offering			Pro Forma for the Recapitalization Transactions and the Initial Public Offering
Sales, net	$259,295	$			$259,295	$			$259,295
Cost of goods sold	74,511				74,511				74,511

Gross profit	184,784				184,784				184,784
Expenses:
Selling, general and administrative	103,270				103,270		(600	)(k)	102,670
Depreciation and amortization	1,106				1,106				1,106
Stock-based compensation	1,370				1,370				1,370
Restructuring charges	643				643				643
Asset impairment charge	1,055				1,055				1,055

Operating income	77,340				77,340		600		77,940
Interest expense	(21,503)		21,503	(f)	(70,316)		70,316	(l)	(24,438)
			(70,316	)(g)			(24,438	)(m)
Debt extinguishment costs	(16,535)		16,535	(h)	—				—
Interest income	221				221				221

Income before provision for income taxes	39,523		(32,278)		7,245		46,478		53,723
Provision for income taxes	15,633		(10,802	)(i)	4,831		16,425	(i)	21,256

Net income	$23,890		$(21,476)		$2,414		$30,053		$32,467

Net income per share attributable to common stockholders:
Basic	$0.35				$0.04				$0.38

Diluted	$0.34				$0.03				$0.37

Weighted-average shares used in per share calculations:
Basic	67,676		308	(j)	67,984		18,400	(j)	86,384

Diluted	69,285		308	(j)	69,593		18,400	(j)	87,993

See accompanying notes to unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the nine months ended October 1, 2006
(in thousands, except per share data)

	Historical	Pro Forma Adjustments for the Recapitalization Transactions			Pro Forma for the Recapitalization Transactions	Pro Forma Adjustments for the Initial Public Offering			Pro Forma for the Recapitalization and the Initial Public Offering
Sales, net	$284,047	$			$284,047	$			$284,047
Cost of goods sold	79,023				79,023				79,023

Gross profit	205,024				205,024				205,024
Expenses:
Selling, general and administrative	97,323				97,323		(450	)(k)	96,873
Depreciation and amortization	1,523				1,523				1,523
Stock-based compensation	3,832				3,832				3,832
Restructuring charges	114				114				114

Operating income	102,232				102,232		450		102,682
Interest expense	(41,593)		41,593	(f)	(51,917)		51,917	(l)	(17,500)
			(51,917	)(g)			(17,500	)(m)
Debt extinguishment costs	(3,391)		3,391	(h)	—				—
Interest income	979				979				979

Income before provision for income taxes	58,227		(6,933)		51,294		34,867		86,161
Provision for income taxes	24,339		(1,330	)(i)	23,009		13,007	(i)	36,016

Net income	$33,888		$(5,603)		$28,285		$21,860		$50,145

Net income per share attributable to common stockholders:
Basic	$0.48				$0.40				$0.57

Diluted	$0.47				$0.39				$0.55

Weighted-average shares used in per share calculations:
Basic	69,920		204	(j)	70,124		18,400	(j)	88,524

Diluted	72,361		204	(j)	72,565		18,400	(j)	90,965

See accompanying notes to unaudited pro forma condensed consolidated financial information.

BARE ESCENTUALS, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable under the circumstances. The pro forma adjustments included in the unaudited pro forma condensed consolidated financial information are as follows:

(a)
Adjustment to reflect the net decrease in debt of $365.6 million as a result of the application of the net proceeds from the initial public offering (in thousands):

Sources		Uses
Proceeds from offering	$404,800	Management agreement buyout fees	$1,800
		Issuance costs	28,419
		Repayment of principal and interest of senior subordinated notes	131,149
		Repayment of principal and interest of second-lien term loan	234,708
		Repayment of principal of first-lien term loan	6,600
		Payment of additional professional fees in relation to repayment of senior subordinated notes and second-lien term loan	57
		Net cash received	2,067

Total Sources	$404,800	Total Uses	$404,800

  The total issuance costs of our initial public offering were $31.0 million. Issuance costs include underwriting discounts and commissions and offering expenses. For the nine months ended October 1, 2006, we had incurred $2,614,000 of offering costs that are included in other assets.

(b)
Adjustment to record the impact on prepaid taxes of the pro forma adjustments for the initial public offering and repaying the 15.0% senior subordinated notes and the second-lien term loan from the net proceeds of our initial public offering completed on October 4, 2006 (in thousands):

As of October 1, 2006
Costs incurred to buy out management agreements	$1,800
Debt extinguishment costs	2,477

$4,277

Tax adjustments at an estimated rate of 41.8%	$1,788

(c)
Adjustment related to the write-off of unamortized debt issuance and debt discount costs related to the repayment of the second-lien term loan, the senior subordinated notes and a portion of the first-lien term loan from the application of the net proceeds from the initial public offering. Due to the non-recurring nature of the expense, this charge has been excluded from the unaudited pro forma condensed consolidated statements of operations but will be expensed in our consolidated financial statements in the fourth quarter ending December 31, 2006.

(d)
Adjustment related to the payment of all accrued and unpaid interest owed on the 15.0% senior subordinated notes and the second-lien term loan from the net proceeds of our initial public offering completed on October 4, 2006.

(e)
Adjustments to stockholders' deficit (in thousands):

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Historical	$71	$3,334	$(622,984)	$(619,579)
Costs incurred to buy out management agreements, net of tax	—	—	(1,048)	(1,048)
Debt extinguishment costs, net of tax	—	—	(1,441)	(1,441)
Issuance of common stock in the initial public offering, net of issuance costs	18	373,749	—	373,767

Pro forma for the initial public offering	$89	$377,083	$(625,473)	$(248,301)

(f)
Adjustment to reflect the elimination of the interest incurred on our historical debt outstanding. We are eliminating the interest expense relating to prior debt outstanding, as the pro forma calculation assumes that our consolidated indebtedness outstanding following the June 2006 recapitalization was outstanding at the beginning of the earliest period presented.

(g)
Adjustment to reflect the interest expense resulting from our consolidated indebtedness outstanding immediately following our June 2006 recapitalization which is calculated as follows (in thousands):

	Year Ended January 1, 2006	Nine Months Ended October 1, 2006
Pro forma interest on restructured debt:
First-lien term loan(1)(4)	$24,676	$17,682
Second-lien term loan(2)(4)	26,325	19,744
Senior subordinated notes(3)	18,750	14,063

Total	$69,751	$51,489
Amortization of debt issuance and debt discount costs	565	428

Interest expense, pro forma for the recapitalization transactions	$70,316	$51,917

  (1)
  Represents the estimated interest on our first-lien term loan outstanding immediately following our June 2006 recapitalization at 7.0% (2.75% over LIBOR), as if such loan had been outstanding on January 3, 2005. The interest rate is the estimated rate as of January 3, 2005, and the pro forma calculation assumes the same rate for all periods presented. The calculation also assumes that we repaid our first-lien term loan in accordance with the repayment schedule on the last day of each quarter. The following tables detail the interest calculations for the year ended January 1, 2006 and nine months ended October 1, 2006 on our first-lien term loan at the estimated interest rate of 7.0% (in thousands):

Quarter Ended	Principal Outstanding	Interest Expense
April 3, 2005	$359,250	$6,287
July 3, 2005	354,759	6,208
October 2, 2005	350,269	6,130
January 1, 2006	345,778	6,051

Total interest expense for the year ended January 1, 2006		$24,676

Quarter Ended	Principal Outstanding	Interest Expense
April 2, 2006	$341,288	$5,973
July 2, 2006	336,797	5,893
October 1, 2006	332,306	5,816

Total interest expense for the nine months ended October 1, 2006		$17,682

  (2)
  Represents the estimated interest on our second-lien term loan outstanding immediately following our June 2006 recapitalization at 11.25% (7.0% over LIBOR), as if such loan had been outstanding on January 3, 2005. The interest rate is the estimated rate as of January 3, 2005, and the pro forma calculation assumes the same rate for all periods presented. The calculation also assumes that we did not repay any portion of the second-lien term loan because such loan did not require any repayments until the seventh year such loan was outstanding. The following table details the interest calculations for the year ended January 1, 2006 and nine months ended October 1, 2006 on our second-lien term loan at the estimated interest rate of 11.25% (in thousands):

	Principal Outstanding	Interest Expense
Total interest expense for the year ended January 1, 2006	$234,000	$26,325

Total interest expense for the nine months ended October 1, 2006	$234,000	$19,744

  (3)
  Represents the interest on the 15.0% senior subordinated notes from our June 2006 recapitalization, as if such notes had been outstanding on January 3, 2005. The calculation also assumes that we did not repay any portion of the 15.0% senior subordinated notes because such notes did not require any repayments until their maturity at the end of a eight-year term. The following table details the interest calculations for the year ended January 1, 2006 and nine months ended October 1, 2006 on the 15.0% senior subordinated notes (in thousands):

	Principal Outstanding	Interest Expense
Total interest expense for the year ended January 1, 2006	$125,000	$18,750

Total interest expense for the nine months ended October 1, 2006	$125,000	$14,063

  (4)
  A 1/8% change in interest rates on our variable rate debt in our first-lien term loan and second-lien term loan would result in a change in the pro forma interest expense of $0.7 million and $0.5 million for the year ended January 1, 2006 and the nine months ended October 1, 2006, respectively.

(h)
The historical consolidated statement of operations for the year ended January 1, 2006 includes a charge of $16.5 million for debt extinguishment costs related to our February 2005 recapitalization and our October 2005 recapitalization, and the historical consolidated statement of operations for the nine months ended October 1, 2006 includes a charge of $3.4 million for debt extinguishment costs related to our June 2006 recapitalization. Due to the non-recurring nature of these costs, these losses on extinguishment of debt have been removed from the unaudited pro forma condensed consolidated statements of operations.

(i)
Adjustments to record the income tax effect of the pro forma adjustments for the recapitalization transactions and the initial public offering.

  The income tax effect for the year ended January 1, 2006 and for the nine months ended October 1, 2006 was calculated as follows (in thousands):

	Year Ended January 1, 2006		Nine Months Ended October 1, 2006
	Pro Forma Adjustments for the Recapitalization Transactions	Pro Forma Adjustments for the Initial Public Offering	Pro Forma Adjustments for the Recapitalization Transactions	Pro Forma Adjustments for the Initial Public Offering
Interest expense	$(48,813)	$45,878	$(10,324)	$34,417
Adjustment related to the non-deductibility of a portion of interest expense related to the 15.0% senior subordinated notes	5,000	(5,000)	3,750	(3,750)
Debt extinguishment costs	16,535	—	3,391	—
Management fees	—	600	—	450

Adjustment before income tax	$(27,278)	$41,478	$(3,183)	$31,117

Tax adjustment at 39.6% and 41.8% for the year ended January 1, 2006 and nine months ended October 1, 2006, respectively	$(10,802)	$16,425	$(1,330)	$13,007

(j)
Adjustment to the pro forma combined basic and diluted number of shares for the additional common stock issued to Berkshire Partners LLC and JH Partners, LLC as part of both our October 2005 recapitalization and our June 2006 recapitalization as if they were issued on January 3, 2005 and to reflect common stock issued in connection with the initial public offering price of $22.00 per share (in thousands):

	Year Ended January 1, 2006		Nine Months Ended October 1, 2006
	Basic	Diluted	Basic	Diluted
Historical weighted average shares used in per share calculations	67,676	69,285	69,920	72,361
Impact of additional common stock issued to Berkshire Partners LLC and JH Partners, LLC	308	308	204	204

Pro forma weighted average shares used in per share calculations for the recapitalization transactions	67,984	69,593	70,124	72,565
Impact to reflect common stock issued in connection with the initial public offering	18,400	18,400	18,400	18,400

Pro forma weighted average shares used in per share calculations for the recapitalization transactions and the initial public offering	86,384	87,993	88,524	90,965

(k)
Adjustment related to the elimination of the transaction fees and monthly management fees to Berkshire Partners LLC and JH Partners, LLC under management agreements that were terminated in connection with the initial public offering. We paid an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for termination of these management agreements. Due to the non-recurring nature of the expense, this charge has been excluded from the unaudited pro forma condensed consolidated statements of operations but will be expensed in our consolidated financial statements in the fourth quarter ending December 31, 2006.

(l)
Adjustment to reflect the elimination of the interest incurred on our pro forma debt outstanding following the recapitalization transactions. We are eliminating the pro forma interest expense following the recapitalization transactions, as the pro forma calculation following the initial public offering assumes that a portion of our debt following the June 2006 recapitalization were repaid by proceeds from the initial public offering.

(m)
Adjusted to reflect interest expense pro forma for the recapitalization transactions as a result of the application of the net proceeds from the initial public offering as follows (i) $234.0 million used to prepay principal outstanding under our second-lien credit loan, (ii) $125.0 million used to repay the 15.0% senior subordinated notes, (iii) $6.6 million used to prepay a portion of the principal outstanding under our first-lien credit loan, and (iv) an aggregate of $1.8 million used for the buy-out of the management agreements with Berkshire Partners LLC and JH Partners, LLC, calculated as follows (in thousands):

	Year Ended January 1, 2006	Nine Months Ended October 1, 2006
Pro forma interest on outstanding debt following the recapitalization transactions after application of the net proceeds of the initial public offering:(1)(2)
First-lien term loan	$24,214	$17,335
Amortization of debt issuance costs	224	165

Interest expense, pro forma for the recapitalization transactions	$24,438	$17,500

  (1)
  Represents the estimated interest on our first-lien term loan outstanding immediately following our June 2006 recapitalization as if such loan had been outstanding on January 3, 2005. The interest rate is the estimated rate as of January 3, 2005, and the pro forma calculation assumes the same rate for all periods presented. The calculation also assumes that we repaid our first-lien term loan in accordance with the repayment schedule on the last day of each quarter.

    The following tables detail the interest calculations for the year ended January 1, 2006 and nine months ended October 1, 2006 on our first-lien term loan at the estimated interest rate of 7.0% (in thousands):

Quarter Ended	Principal Outstanding	Interest Expense
April 3, 2005	$352,650	$6,171
July 3, 2005	348,159	6,093
October 2, 2005	343,669	6,014
January 1, 2006	339,178	5,936

Total interest expense for the year ended January 1, 2006		$24,214

Quarter Ended	Principal Outstanding	Interest Expense
April 2, 2006	$334,688	$5,857
July 2, 2006	330,197	5,778
October 1, 2006	325,706	5,700

Total interest expense for the nine months ended October 1, 2006		$17,335

  (2)
  A 1/8% change in interest rates on our variable rate debt would result in a change in the pro forma interest expense of $0.4 million and $0.3 million for the year ended January 1, 2006 and the nine months ended October 1, 2006, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk Factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements.

Executive Overview

        Founded in 1976, Bare Escentuals is one of the fastest growing prestige beauty companies in the U.S. and a leader by sales and consumer awareness in mineral-based cosmetics. We develop, market and sell branded cosmetics, skin care and body care products under our i.d. bareMinerals, i.d., RareMinerals and namesake Bare Escentuals brands, and professional skin care products under our md formulations brand.

        We utilize a distinctive marketing strategy and a multi-channel distribution model consisting of infomercials, home shopping television on QVC, premium wholesale, including Sephora and Ulta, company-owned boutiques, spas and salons and online shopping. We believe that this strategy provides convenience to our consumers and allows us to reach the broadest possible spectrum of consumers.

        Our business is comprised of two strategic business units constituting reportable segments that we manage separately based on fundamental differences in their operations:

  •
  Our retail segment, which is characterized by sales directly to end users, includes our infomercials, which include sales through our website www.bareminerals.com, and company-owned boutiques, which include sales through our website www.mdformulations.com. We believe that our infomercial business helps us to build brand awareness, communicate the benefits of our core products and establish a base of recurring revenue because a substantial percentage of new consumers participate in our continuity program. Our company-owned boutiques enhance our ability to build strong consumer relationships and promote additional product use through personal demonstrations and product consultations.

  •
  Our wholesale segment, which is characterized by sales to resellers, includes premium wholesale; home shopping television; spas and salons; and international. Our sales through home shopping television help us to build brand awareness, educate consumers through live product demonstrations and develop close connections with our consumers. We also sell to retailers that we believe feature our products in settings that support and reinforce our brand image and provide a premium in-store experience. Similarly, our spa and salon customers provide an informative and treatment-focused environment in which aestheticians and spa professionals can communicate the benefits of our core products. Finally, we primarily sell our products in a number of international markets through a network of third-party distributors.

        We manage our business segments to maximize sales growth and market share. We believe that our multi-channel distribution strategy maximizes convenience for our consumers, reinforces brand awareness, increases consumer retention rates, and drives corporate cash flow and profitability. Further, we believe that the broad diversification within our segments provides us with expanded opportunities for growth and reduces our dependence on any single distribution channel. Within individual distribution channels, particularly those in our wholesale segment, financial results are often affected by the timing of shipments as well as the impact of key promotional events.

        In evaluating our business, we also consider and use Adjusted EBITDA as a supplemental measure of our operating performance. We use EBITDA only to assist in the reconciliation of net income to Adjusted EBITDA. We define EBITDA as net income before interest, income tax, depreciation and amortization. We define Adjusted EBITDA as EBITDA adjusted for items that we do not consider reflective of our ongoing operations. See " — Non-GAAP Measures."

Basis of Presentation

        We recognize revenue when merchandise is shipped from a warehouse to wholesale customers, infomercial customers and online shopping customers or when purchased by consumers at company-owned boutiques, each net of estimated returns (except in the case of our consignment sales). For our consignment sales, we recognize sales, net of estimated returns, upon shipment from our consignment partners to their customers. We recognize postage and handling charges we bill to customers as revenue upon shipment of the related merchandise.

        Our cost of goods sold consists of the costs associated with the sourcing of our products, including the cost of the product and associated manufacturing costs, inbound freight charges and internal transfer costs. Additionally, cost of goods sold includes postage and handling costs incurred upon shipment of merchandise. Our gross profit is dependent upon a variety of factors, including changes in the relative sales mix between our business segments, changes in the mix of products sold and fluctuations in material costs. Our gross margins differ significantly between product lines and our business segments, with sales in our retail segment generally yielding higher gross margins than our wholesale segment. These factors may cause gross profit and margins to fluctuate from quarter to quarter. We anticipate that our cost of goods sold will increase in absolute dollars as we increase our total sales but will remain generally consistent with historical periods on an annual basis as a percentage of net sales depending on the mix of sales among our distribution channels.

        Selling, general and administrative expenses include infomercial production and media costs, advertising costs, rent and other store operating costs and corporate costs such as management salaries, information technology, professional fees, finance and accounting personnel, human resources personnel and other administrative functions. Selling, general, and administrative expenses also include all of our distribution center and fulfillment costs, including all warehousing costs associated with our third-party fulfillment provider and receiving and inspection costs that we do not include in cost of goods sold, which are comprised primarily of headcount related costs at our own distribution center and at our third-party fulfillment provider. Receiving and inspection costs and warehousing costs are excluded from our gross margins and, therefore, our gross margins may not be comparable to those of other companies that choose to include certain of these costs in cost of goods sold. We are unable to provide an estimate of these costs but we believe these costs are not material. Fluctuations in selling, general and administrative expenses result primarily from changes in media and advertising expenditures, changes in fulfillment costs which increase proportionately with net sales, particularly infomercial sales, changes in store operating costs, which are affected by the number of stores opened in a period, and changes in corporate costs such as for headcount and infrastructure to support our operations. We anticipate that our selling, general and administrative expenses will increase in absolute dollars as we expect to continue to invest in corporate infrastructure and incur additional expenses associated with being a public company, such as increased legal and accounting costs, investor relations costs and higher insurance premiums.

        Depreciation and amortization includes charges for the depreciation of property and equipment and the amortization of intangible assets. All of our intangible assets were fully amortized as of January 2, 2005. We anticipate that our depreciation and amortization expense will increase in absolute dollars as we continue to open new boutiques and invest in information systems. We record our depreciation and amortization as a separate line item in our statement of operations because all such expense relates to selling, general and administrative costs.

        Stock-based compensation includes charges incurred in recognition of compensation expense associated with grants of stock options and stock purchases. On January 3, 2005 we adopted the fair value recognition and measurement provisions of SFAS No. 123(R), Share-Based Payment (SFAS 123(R)). SFAS 123(R) is applicable to stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. Pursuant to SFAS 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award and is recognized as an expense over the requisite service period. We elected to adopt the modified-prospective-transition method, as provided by SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123. We record our stock-based compensation on a separate operating expense line item in our statement of operations due to the fact that, to date, all of our stock-based awards have been made to employees whose salaries are classified as selling, general and administrative costs. As of October 1, 2006, we had options to purchase 6,371,442 shares of our common stock outstanding with a weighted average exercise price of $2.84 per share, 22,500 of which was exercisable at October 1, 2006. As of October 1, 2006, pursuant to SFAS 123(R), there was $22.3 million of total unamortized stock-based compensation expense, of which we expect to amortize $1.5 million for the fourth quarter of 2006, $5.7 million in 2007 and the remainder thereafter.

        Recapitalization fees and expenses include charges incurred in connection with the recapitalization we completed on June 10, 2004, which we refer to as our June 2004 recapitalization. In connection with our June 2004 recapitalization, affiliates of Berkshire Partners LLC and JH Partners, LLC and members of our management acquired a majority controlling interest in our predecessor MD Beauty, Inc. Stockholders who controlled a majority voting interest in our predecessor prior to this recapitalization retained shared control in our outstanding capital stock immediately following this recapitalization pursuant to the terms of our Stockholders Agreement dated June 10, 2004. The transaction has been accounted for as a recapitalization for which no new basis of accounting resulted. The assets, liabilities and results of operations of our predecessor have been consolidated with ours for all periods presented. In connection with this recapitalization, we received proceeds of $100.0 million by borrowing $73.0 million in senior term loans and $27.0 million in subordinated notes and received net proceeds of $87.5 million of equity financing, offset by $13.9 million in closing fees and expenses. We used $169.6 million of these net proceeds to redeem outstanding common and preferred stock and to cash out fully vested options.

        Interest expense includes interest costs associated with our credit facilities and the amortization of deferred financing costs associated with these credit facilities. We anticipate that our interest expense in the future will decrease in absolute terms and as a percentage of net sales as a result of making mandatory prepayments of our outstanding indebtedness with our excess cash.

        Provision for income taxes depends on the statutory tax rates in the countries where we sell our products. Historically, we have only been subject to taxation in the United States because we have either sold to consumers in the United States or sold to distributors in the United States who resold our products here and abroad. If we continue to sell our products exclusively to customers located within the United States, we anticipate that our future effective tax rate will be approximately 40.0% of our income before provision for income taxes. However, in the year ending December 31, 2006, we expect that our effective rate will increase slightly to a range of 40.5% to 42.0%, mainly as a result of an increase in the non-deductibility of a portion of our interest expense. In addition, we anticipate that in the future we may start to sell our products directly to some customers located outside of the United States for international distribution, in which case we would become subject to taxation based on the foreign statutory rates in the countries where these sales took place and our effective tax rate could fluctuate accordingly. We have recently received an inquiry related to our 2004 fiscal year from federal tax authorities and we could be subject to audit by state or federal tax authorities. Any such audit may result in additional tax liability.

        Effective January 1, 2004, we changed our fiscal year-end to the Sunday closest to December 31 based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years. In 2003, our fiscal year ended on December 31. The fiscal years ended December 31, 2003, January 2, 2005 and January 1, 2006 each contained 52 weeks. The additional days in the fiscal year ended January 2, 2005 as a result of the change contributed approximately $0.2 million of additional net sales.

Results of Operations

        The following is a discussion of our results of operations for the nine months ended October 1, 2006 compared to the nine months ended October 2, 2005, the year ended January 1, 2006 compared to the year ended January 2, 2005 and the year ended January 2, 2005 compared to the year ended December 31, 2003.

        The following table sets forth consolidated statements of operations for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and for the nine months ended October 2, 2005 and October 1, 2006:

Consolidated Statements of Operations

	Year Ended						Nine Months Ended
	December 31, 2003		January 2, 2005		January 1, 2006		October 2, 2005		October 1, 2006
	(in thousands, except percentages)
Sales, net	$94,661	100.0%	$141,801	100.0%	$259,295	100.0%	$179,946	100.0%	$284,047	100.0%
Cost of goods sold	31,041	32.8	39,621	27.9	74,511	28.7	50,498	28.1	79,023	27.8

Gross profit	63,620	67.2	102,180	72.1	184,784	71.3	129,448	71.9	205,024	72.2
Expenses:
Selling, general and administrative	40,593	42.9	61,156	43.1	103,270	39.8	71,489	39.7	97,323	34.3
Depreciation and amortization	1,150	1.2	801	0.6	1,106	0.4	676	0.4	1,523	0.5
Stock-based compensation	—	0.0	819	0.6	1,370	0.5	930	0.5	3,832	1.4
Restructuring charges	—	0.0	—	0.0	643	0.2	643	0.3	114	0.0
Asset impairment charge	—	0.0	—	0.0	1,055	0.4	1,055	0.6	—	0.0
Recapitalization fees and expenses	—	0.0	21,430	15.1	—	0.0	—	0.0	—	0.0

Total operating expenses	41,743	44.1	84,206	59.4	107,444	41.4	74,793	41.5	102,792	36.2

Operating income	21,877	23.1	17,974	12.7	77,340	29.8	54,655	30.4	102,232	36.0
Other income (expense):
Interest expense	(1,592)	(1.7)	(6,348)	(4.5)	(21,503)	(8.3)	(12,646)	(7.0)	(41,593)	(14.6)
Debt extinguishment costs	(323)	(0.3)	(540)	(0.4)	(16,535)	(6.4)	(10,558)	(5.9)	(3,391)	(1.2)
Interest income	36	0.0	4	0.0	221	0.1	70	0.0	979	0.3

Income before provision for income taxes	19,998	21.1	11,090	7.8	39,523	15.2	31,521	17.5	58,227	20.5
Provision for income taxes	8,152	8.6	7,088	5.0	15,633	6.0	12,468	6.9	24,339	8.6

Net income	$11,846	12.5%	$4,002	2.8%	$23,890	9.2%	$19,053	10.6%	$33,888	11.9%

Deemed dividend attributable to preferred stockholders	—	0.0	4,472	3.2	—	0.0	—	0.0	—	0.0

Net income (loss) attributable to common stockholders	$11,846	12.5%	$(470)	(0.3%)	$23,890	9.2%	$19,053	10.6%	$33,888	11.9%

        Net sales by business segment and distribution channel and percentage of net sales for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and for the nine months ended October 2, 2005 and October 1, 2006 are as follows:

	Year Ended						Nine Months Ended
	December 31, 2003		January 2, 2005		January 1, 2006		October 2, 2005		October 1, 2006
	(in thousands, except percentages)
Retail
Infomercial	$32,340	34.2%	$54,677	38.6%	$96,969	37.4%	$70,298	39.1%	$95,756	33.7%
Boutiques	14,875	15.7	23,584	16.6	35,527	13.7	24,636	13.7	38,974	13.7

Total retail	47,215	49.9	78,261	55.2	132,496	51.1	94,934	52.8	134,730	47.4

Wholesale
Premium wholesale	5,063	5.3	14,105	9.9	49,762	19.2	31,047	17.2	77,280	27.2
Home shopping television	22,107	23.4	27,266	19.2	38,015	14.7	25,846	14.4	36,145	12.7
Spas and salons	12,920	13.6	19,004	13.4	24,099	9.3	16,887	9.4	22,972	8.1
International	7,356	7.8	8,725	6.2	14,923	5.7	11,232	6.2	12,920	4.6

Total wholesale	47,446	50.1	69,100	48.7	126,799	48.9	85,012	47.2	149,317	52.6

Corporate	—	—	(5,560)	(3.9)	—	—	—	—	—	—

Sales, net	$94,661	100.0%	$141,801	100.0%	$259,295	100.0%	$179,946	100.0%	$284,047	100.0%

        Gross profit and gross margin by business segment for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and for the nine months ended October 2, 2005 and October 1, 2006 are as follows:

	Year Ended						Nine Months Ended
	December 31, 2003		January 2, 2005		January 1, 2006		October 2, 2005		October 1, 2006
	(in thousands, except percentages)
Retail	$35,742	75.7%	$62,327	79.6%	$102,478	77.3%	$73,568	77.5%	$107,970	80.1%
Wholesale	27,878	58.8	45,413	65.7	82,306	64.9	55,880	65.7	97,054	65.0
Corporate	—	0.0	(5,560)	(100.0)	—	0.0	—	0.0	—	0.0

Gross profit/gross margin	$63,620	67.2%	$102,180	72.1%	$184,784	71.3%	$129,448	71.9%	$205,024	72.2%

Nine months ended October 1, 2006 compared to nine months ended October 2, 2005

Sales, net

        Net sales for the nine months ended October 1, 2006 increased 57.9% to $284.0 million from $179.9 million in the nine months ended October 2, 2005, an increase of $104.1 million. This increase was primarily attributable to continued growth in sales of our i.d. bareMinerals line of cosmetics, as we continued to broaden our distribution throughout our sales channels and increase awareness through greater media spending. The increase in our net sales was realized within both our retail and wholesale segments.

        Retail.    Net retail sales increased 41.9% to $134.7 million in the nine months ended October 1, 2006 from $94.9 million in the nine months ended October 2, 2005. Net sales from infomercials increased 36.2% to $95.8 million in the nine months ended October 1, 2006 from $70.3 million in the nine months ended October 2, 2005, as a result of increased media spending and the growth of sales in our continuity program. Net sales from boutiques increased 58.2% to $39.0 million in the nine months ended October 1, 2006 from $24.6 million in the nine months ended October 2, 2005, due to improved productivity at our existing locations as well as a net increase of three boutiques open as of October 1, 2006 compared to October 2, 2005. As of October 1, 2006 and October 2, 2005, we had 29 and 26 open company-owned boutiques, respectively.

        Wholesale.    Net wholesale sales increased 75.6% to $149.3 million in the nine months ended October 1, 2006 from $85.0 million in the nine months ended October 2, 2005. Net sales in our premium wholesale channel increased 148.9% to $77.3 million in the nine months ended October 1, 2006 from $31.0 million in the nine months ended October 2, 2005, resulting from strong consumer demand and expansion into additional retail locations at Sephora and Ulta. Net sales to QVC, our home shopping television customer, grew by 39.8% to $36.1 million in the nine months ended October 1, 2006 from $25.8 million in the nine months ended October 2, 2005, as a result of increased on-air sales as well as increased sales of our products through QVC's website, catalogs and continuity programs. Net sales to spas and salons increased 36.0% to $23.0 million in the nine months ended October 1, 2006 from $16.9 million in the nine months ended October 2, 2005, largely due to the continued growth in sales of our core i.d. bareMinerals cosmetics line in this channel in which our sales historically had been concentrated in sales of our md formulations products. Net sales to our international distributors grew by 15.0% to $12.9 million in the nine months ended October 1, 2006 from $11.2 million in the nine months ended October 2, 2005, primarily as a result of the increased penetration of our i.d. bareMinerals cosmetics line into this distribution channel.

Gross profit

        Gross profit increased 58.4% to $205.0 million in the nine months ended October 1, 2006 from $129.4 million in the nine months ended October 2, 2005. Our retail segment gross profit increased 46.8% to $108.0 million in the nine months ended October 1, 2006 from $73.6 million in the nine months ended October 2, 2005, driven principally by growth in our infomercial and boutiques sales channels. Our wholesale segment gross profit increased 73.7% to $97.1 million in the nine months ended October 1, 2006 from $55.9 million in the nine months ended October 2, 2005, due to increases in sales across all wholesale distribution channels.

        Gross margin increased approximately 0.3% to 72.2% from 71.9% in the nine months ended October 1, 2006. This overall increase in the nine months ended October 1, 2006 is primarily due to increases in gross margin in the retail segment offset in part by wholesale segment sales, which have lower gross margins than retail segment sales, comprising a larger percentage of total net sales compared to the nine months ended October 2, 2005. In the retail segment, gross margin increased to 80.1% in the nine months ended October 1, 2006 from 77.5% in the nine months ended October 2, 2005, primarily as a result of a change in the mix of products sold. Wholesale segment sales increased to 52.6% of total net sales in the nine months ended October 1, 2006 from 47.2% in the nine months ended October 2, 2005. Within the wholesale segment, gross margin decreased to 65.0% in the nine months ended October 1, 2006 from 65.7% in the nine months ended October 2, 2005, primarily as a result of a change in sales between different channels and types of customers.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased 36.1% to $97.3 million in the nine months ended October 1, 2006 from $71.5 million in the nine months ended October 2, 2005. The increase was primarily due to a significant increase in investment in our corporate infrastructure of $11.7 million, including increased headcount costs, headquarters facilities costs, distribution center costs and other corporate costs, as well as increased expenses to support sales growth, including $4.0 million in increased fulfillment expenses, $3.1 million in increased media spending and $1.0 million in increased other advertising expenses. As a percentage of net sales, selling, general and administrative expenses decreased 5.4% to 34.3% from 39.7%. This decrease in the nine months ended October 1, 2006 is primarily due to wholesale segment sales, which have lower expenses as a percentage of net sales than retail segment sales, comprising a larger percentage of total net sales compared to the nine months ended October 2, 2005. This decrease was partially offset by investments in our corporate infrastructure to support our growth across all distribution channels.

Depreciation and amortization

        Depreciation and amortization expenses increased 125.3% to $1.5 million in the nine months ended October 1, 2006 from $0.7 million in the nine months ended October 2, 2005. This increase was primarily attributable to higher depreciation expense as a result of an increase in capital expenditures during the nine months ended October 1, 2006.

Stock-based compensation

        Stock-based compensation expense increased 312.0% to $3.8 million in the nine months ended October 1, 2006 from $0.9 million in the nine months ended October 2, 2005. This increase resulted from the additional granting of stock options and the impact of option modifications (as to exercise price and term) in connection with the February 2005, October 2005 and June 2006 recapitalizations.

Restructuring charges

        Restructuring charges decreased 82.3% to $0.1 million in the nine months ended October 1, 2006 from $0.6 million in the nine months ended October 2, 2005. The decrease resulted from the discontinued use of one of our office floors located at our former corporate facility in the nine months ended October 1, 2006 compared with exit activities to relocate both our corporate headquarters and distribution center facilities in the nine months ended October 2, 2005.

Asset impairment charge

        During the nine months ended October 2, 2005, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million. The costs associated with the termination of the software vendor contract relate primarily to the cost of the software license arrangement and related fees that were accounted for as construction in progress, as the software had not been placed into service.

Operating income

        Operating income increased 87.0% to $102.2 million in the nine months ended October 1, 2006 from $54.7 million in the nine months ended October 2, 2005. This increase was largely due to increases in operating income in both our retail and wholesale segments, reflecting growth across all sales channels, partially offset by an increased operating loss in our corporate segment.

        Our retail segment operating income increased 66.7% to $48.2 million in the nine months ended October 1, 2006 from $28.9 million in the nine months ended October 2, 2005, which was largely driven by growth in all of our retail sales channels. Our increased sales in the retail segment contributed to an increase in gross profit of $34.4 million which was partially offset by an increase in operating expenses of $15.1 million. The increase in operating expenses was largely due to increased store operating costs of $5.9 million as a result of an increase in the number of boutiques open as of October 1, 2006, $4.0 million of increased fulfillment costs due to increased sales and $3.1 million in increased media spending.

        Our wholesale segment operating income increased 86.0% to $90.7 million in the nine months ended October 1, 2006 from $48.8 million in the nine months ended October 2, 2005, due to increased sales gains across all wholesale sales channels. Our increased sales in the wholesale segment contributed to an increase in gross profit of $41.2 million and a decrease in operating expenses of $0.8 million.

        Our corporate segment operating loss increased 59.2% to $36.7 million in the nine months ended October 1, 2006 from $23.0 million in the nine months ended October 2, 2005. This increase was largely due to the increase in the corporate segment selling, general and administrative expense of $11.7 million, an increase in depreciation and amortization of $0.6 million and stock-based compensation of $2.9 million, offset by a decrease in restructuring charges of $0.5 million and a decrease in asset impairment charges of $1.1 million. The increase in corporate selling, general and administrative expense was as a result of the increase in the investment in our corporate infrastructure.

Interest expense

        Interest expense increased 228.9% to $41.6 million in the nine months ended October 1, 2006 from $12.6 million in the nine months ended October 2, 2005. The increase was attributable to increased debt balances in the nine months ended October 1, 2006, primarily associated with our October 2005 and June 2006 recapitalizations.

Debt extinguishment costs

        Debt extinguishment costs decreased to $3.4 million in the nine months ended October 1, 2006 from $10.6 million in the nine months ended October 2, 2005. The charge for the nine months ended October 1, 2006 related to our June 2006 recapitalization and included $0.9 million related to the write-off of deferred financing fees and $2.5 million of fees paid directly to the lender under the new debt that were expensed as debt extinguishment costs. The charge for the nine months ended October 2, 2005 related to the February 2005 recapitalization and included $5.5 million related to the write-off of deferred financing fees and a prepayment penalty of $2.7 million for our prior credit facilities and $2.4 million of fees paid directly to the lender under the new debt that was expensed as debt extinguishment costs.

Interest income

        Interest income increased to $1.0 million in the nine months ended October 1, 2006 from $0.1 million in the nine months ended October 2, 2005. The increase was primarily due to an increase in interest rates on our cash balances and higher average cash balances compared with the nine months ended October 2, 2005.

Provision for income taxes

        The provision for income taxes was $24.3 million, or 41.8% of income before provision for income taxes, in the nine months ended October 1, 2006 compared to $12.5 million, or 39.6% of income before provision for income taxes, in the nine months ended October 2, 2005. The increase resulted from higher income before provision for income taxes and a higher effective rate in the nine months ended October 1, 2006 compared to the nine months ended October 2, 2005. The increase in the effective rate was mainly due to an increase in the non-deductible portion of our interest expense in the nine months ended October 1, 2006.

Year ended January 1, 2006 compared to the year ended January 2, 2005

Sales, net

        Net sales for the year ended January 1, 2006 increased to $259.3 million from $141.8 million in the year ended January 2, 2005, an increase of $117.5 million, or 82.9%. This increase was primarily attributable to the continued growth in sales of our i.d. bareMinerals cosmetics line, as we continued to broaden our distribution throughout our sales channels and increased awareness through greater media spending. The increase in our net sales was realized within both our retail and wholesale segments.

        Retail.    Net retail sales increased 69.3% to $132.5 million in the year ended January 1, 2006 from $78.3 million in the year ended January 2, 2005. Net sales from infomercials increased 77.3% to $97.0 million in the year ended January 1, 2006 from $54.7 million in the year ended January 2, 2005 as a result of increased media spending and the growth in sales of our continuity program. Net sales from boutiques increased 50.6% to $35.5 million in the year ended January 1, 2006 from $23.6 million in the year ended January 2, 2005, due to improved productivity at our existing locations as well as a net increase of five boutiques in the year ended January 1, 2006. As of January 2, 2005 and January 1, 2006, we had 23 and 28 company-owned boutiques, respectively.

        Wholesale.    Net wholesale sales increased 83.5% to $126.8 million in the year ended January 1, 2006 from $69.1 million in the year ended January 2, 2005. Net sales in our premium wholesale channel increased 252.8% to $49.8 million in the year ended January 1, 2006 from $14.1 million in the year ended January 2, 2005, resulting from strong consumer demand and expansion into additional retail locations at Sephora and Ulta. Net sales to our home shopping television customer grew by 39.4% to $38.0 million in the year ended January 1, 2006 from $27.3 million in the year ended January 2, 2005 as a result of a greater number of shows featuring our products and increased sales of our products through QVC's website, catalogs and continuity programs. Net sales to spas and salons increased 26.8% to $24.1 million in the year ended January 1, 2006 from $19.0 million in the year ended January 2, 2005, largely due to the continued growth in sales of our core i.d. bareMinerals cosmetics line in this channel in which we had historically principally sold our md formulations product line. Net sales to international distributors grew 71.0% to $14.9 million in the year ended January 1, 2006 from $8.7 million in the year ended January 2, 2005 as a result of the increased penetration of our i.d. bareMinerals cosmetics line into this distribution channel.

        Corporate.    In the year ended January 2, 2005, we modified the exercise price of a warrant held by a wholesale customer and recorded a charge of $5.6 million as a result. The charge was reflected as a reduction in net sales in the year ended January 2, 2005. The warrant was exercised by the holder in June 2004 in accordance with the terms of the warrant agreement. In assessing the performance of the wholesale segment, we excluded the impact of the warrant as a one-time, non-recurring event, and therefore, did not allocate the warrant internally to the wholesale segment.

Gross profit

        Gross profit increased 80.8% to $184.8 million in the year ended January 1, 2006 from $102.2 million in the year ended January 2, 2005. Our retail segment gross profit increased 64.4% from $62.3 million in the year ended January 2, 2005 to $102.5 million in the year ended January 1, 2006, driven by growth in all of our retail sales channels. Our wholesale segment gross profit increased 81.2% from $45.4 million in the year ended January 2, 2005 to $82.3 million in the year ended January 1, 2006, due to sales gains across all wholesale distribution channels. Gross margin decreased approximately 0.8% to 71.3% in the year ended January 1, 2006 from 72.1% in the year ended January 2, 2005 primarily due to decreasing margins in both segments. The retail segment gross margin decreased by 2.3% to 77.3% in the year ended January 1, 2006 from 79.6% in the year ended January 2, 2005 as we incurred increased costs in assembling infomercial kits and increased postage and handling costs because of an increase in infomercial sales. The wholesale segment gross margin decreased by 0.8% to 64.9% in the year ended January 1, 2006 from 65.7% in the year ended January 2, 2005 as a result of increased freight costs incurred to ensure product availability to meet increased premium wholesale sales. The decrease in both the retail and wholesale segments gross margins in the year ended January 1, 2006 was partially offset by the absence of a $5.6 million charge we recorded in the year ended January 2, 2005 as a reduction of net sales relating to a modification of a warrant held by a wholesale customer, which had the effect of reducing the gross margin for the year ended January 2, 2005 by 1.1%.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased 68.9% to $103.3 million in the year ended January 1, 2006 from $61.2 million in the year ended January 2, 2005. The increase was primarily due to further investment of $22.9 million in our corporate infrastructure, including increased headcount costs, headquarters facilities costs, distribution center costs, product development and other corporate costs, as well as increased expenses to support sales growth, including $7.4 million in increased fulfillment expenses, $5.7 million in increased media spending and $3.1 million in increased store operating costs. As a percentage of net sales, selling, general and administrative expenses decreased 3.3% to 39.8% from 43.1%. Approximately 1.6% of the decrease was due to the impact of the $5.6 million charge in the year ended January 2, 2005 relating to the warrant modification we recorded as a reduction of net sales. The balance of the decrease resulted primarily from the management of our selling, general and administrative expenses, particularly in our retail segment, which have not increased at the same rate as our overall net sales. This decrease was partially offset by investments in our corporate infrastructure to support our growth across all distribution channels.

Depreciation and amortization

        Depreciation and amortization expenses increased 38.1% to $1.1 million in the year ended January 1, 2006 from $0.8 million in the year ended January 2, 2005. This increase was primarily attributable to higher depreciation expense as a result of an increase in capital expenditures during the year ended January 1, 2006.

Stock-based compensation

        Stock-based compensation expense increased to $1.4 million in the year ended January 1, 2006 from $0.8 million in the year ended January 2, 2005. The charge of $1.4 million for the year ended January 1, 2006 primarily resulted from our adoption of the fair value recognition and measurement provisions of SFAS No. 123(R). The stock-based compensation charge of $0.8 million in the year ended January 2, 2005, primarily related to the cash-out of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value for accounting purposes.

Restructuring charges

        As a result of our growth, we relocated our corporate headquarters and distribution center facilities in the year ended January 1, 2006. In connection with these relocations, we vacated two facilities for which we have operating lease commitments through 2007. As of the dates we ceased using these facilities, we recorded a charge of $0.6 million which primarily reflects the sum of the future lease payments due for these facilities, net of estimated sublease income.

Asset impairment charge

        During the year ended January 1, 2006, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million. The costs associated with the termination of the software vendor contract relate primarily to the cost of the software license arrangement and related fees that were accounted for as construction in progress, as the software had not been placed into service.

Recapitalization fees and expenses

        The recapitalization fees and expenses charge of $21.4 million in the year ended January 2, 2005 related to our June 2004 recapitalization.

Operating income

        Operating income increased 330.3% to $77.3 million in the year ended January 1, 2006 from $18.0 million in the year ended January 2, 2005. This increase was largely due to increases in operating income in both our retail and wholesale segments, reflecting growth across all sales channels.

        Our retail segment operating income increased 107.6% to $41.5 million in the year ended January 1, 2006 from $20.0 million in the year ended January 2, 2005, which was largely driven by growth in all of our retail sales channels. Our increased sales in the retail segment contributed to an increase in gross profit of $40.2 million, which was offset by an increase in operating expenses of $18.7 million. The increase in operating expenses was largely due to increased fulfillment costs of $6.7 million due to increased sales, increased media spending of $5.7 million and $3.1 million in increased store operating costs as a result of an increase in the number of boutiques open as of January 1, 2006.

        Our wholesale segment operating income increased 99.2% to $72.9 million in the year ended January 1, 2006 from $36.6 million in the year ended January 2, 2005, due to increased sales gains across all wholesale distribution channels. Our increased sales in the wholesale segment contributed to an increase in gross profit of $36.9 million, which was offset by an increase in operating expenses of $0.6 million.

        Our corporate segment operating loss decreased 4.1% to $37.0 million in the year ended January 1, 2006 from $38.6 million in the year ended January 2, 2005. This decrease was largely due to the impact of the recapitalization fees and expenses charge of $21.4 million and the warrant modification charge of $5.6 million incurred in the year ended January 2, 2005. Offset against this decrease was an increase in the corporate segment selling, general and administrative expense of $22.9 million and an increase in depreciation and amortization of $0.2 million, stock-based compensation of $0.6 million, restructuring charges of $0.6 million and asset impairment charges of $1.1 million. The increase in corporate selling, general and administrative expense was as a result of the increase in the investment in our corporate infrastructure.

Interest expense

        Interest expense, net, increased 238.7% to $21.5 million in the year ended January 1, 2006 from $6.3 million in the year ended January 2, 2005. The increase in interest expense was attributable to higher debt balances following both our February 2005 and October 2005 recapitalizations.

Debt extinguishment costs

        Debt extinguishment costs increased to $16.5 million in the year ended January 1, 2006 from $0.5 million in the year ended January 2, 2005. The charge for the year ended January 1, 2006 relates to the February 2005 and October 2005 recapitalizations and includes $8.4 million related to the write-off of deferred financing fees and a prepayment penalty of $2.7 million for our prior credit facilities and $5.5 million of fees paid directly to the lender of the new debt that was expensed as debt extinguishment costs. The charge for the year ended January 2, 2005 relates to the write-off of deferred financing fees on our outstanding debt prior to our June 2004 recapitalization.

Provision for income taxes

        The provision for income taxes was $15.6 million, or 39.6% of the income before provision for income taxes, in the year ended January 1, 2006 compared to a provision of $7.1 million, or 63.9% of the income before provision for income taxes, in the year ended January 2, 2005. The increase resulted from higher income before provision for income taxes in the year ended January 1, 2006 compared to the year ended January 2, 2005. The decrease in the effective tax rate related to the incurrence of certain non-deductible fees and expenses associated with the June 2004 recapitalization in the year ended January 2, 2005.

Year ended January 2, 2005 compared to the year ended December 31, 2003

Sales, net

        Net sales for the year ended January 2, 2005 increased to $141.8 million from $94.7 million in the year ended December 31, 2003, an increase of $47.1 million, or 49.8%. This increase was primarily attributable to the continued growth in sales of our i.d. bareMinerals cosmetics line, as we continued to broaden our distribution throughout our sales channels and increased awareness through greater media spending. The increase in our net sales was realized within both our retail and wholesale segments.

        Retail.    Net retail sales increased 65.8% to $78.3 million in the year ended January 2, 2005 from $47.2 million in the year ended December 31, 2003. Net sales from infomercials increased 69.1% to $54.7 million in the year ended January 2, 2005 from $32.3 million in the year ended December 31, 2003 as a result of increased media spending and the growth of sales in our continuity program. Net sales from boutiques increased 58.5% to $23.6 million in the year ended January 2, 2005 from $14.9 million in the year ended December 31, 2003, due to improved productivity at our existing locations as well as five additional boutiques opened in the year ended January 2, 2005. As of December 31, 2003 and January 2, 2005, we had 18 and 23 company owned boutiques, respectively.

        Wholesale.    Net wholesale sales increased 45.6% to $69.1 million in the year ended January 2, 2005 from $47.4 million in the year ended December 31, 2003. Net sales in our premium wholesale channel increased 178.6% to $14.1 million in the year ended January 2, 2005 from $5.1 million in the year ended December 31, 2003, resulting from strong consumer demand and expansion into additional retail locations at Sephora and Ulta. Net sales to our home shopping television customer grew by 23.3% to $27.3 million in the year ended January 2, 2005 from $22.1 million in the year ended December 31, 2003 as a result of a greater number of shows and increased sales of our products through QVC's website, catalogs and continuity programs. Net sales to spas and salons increased 47.1% to $19.0 million in the year ended January 2, 2005 from $12.9 million in the year ended December 31, 2003, largely due to continued penetration of our core i.d. bareMinerals cosmetics line into this channel. Net sales to our international distributors grew 18.6% to $8.7 million in the year ended January 2, 2005 from $7.4 million in the year ended December 31, 2003 as a result of the increased penetration of our i.d. bareMinerals cosmetics line into this distribution channel.

        Corporate.    In the year ended January 2, 2005, we modified the exercise price of a warrant held by a customer, and as a result we recorded a charge of $5.6 million. The charge was reflected as a reduction in net sales in the year ended January 2, 2005. The warrant was exercised by the holder in June 2004 in accordance with the terms of the warrant agreement.

Gross profit

        Gross profit increased 60.6% to $102.2 million in the year ended January 2, 2005 from $63.6 million in the year ended December 31, 2003. Our retail segment gross profit increased 74.4% from $35.7 million in the year ended December 31, 2003 to $62.3 million in the year ended January 2, 2005, driven by growth in all of our retail sales channels. Our wholesale segment gross profit increased 62.9% from $27.9 million in the year ended December 31, 2003 to $45.4 million in the year ended January 2, 2005, due to sales gains across all wholesale distribution channels.

        Gross margin increased approximately 4.9% to 72.1% in the year ended January 2, 2005 from 67.2% in the year ended December 31, 2003 primarily due to increasing margins in both segments. The increased margins in both segments were primarily due to changes in the mix of products sold, as our higher margin i.d. bareMinerals cosmetics line contributed a greater percentage of total sales in the year ended January 2, 2005. The overall increase in gross margin in the year ended January 2, 2005 is also due to retail segment sales, which have higher gross margins than wholesale segment sales, comprising a larger percentage of total net sales compared to the year ended December 31, 2003. Retail segment sales grew to 55.2% of total net sales in the year ended January 2, 2005 compared to 49.9% of total net sales in the year ended December 31, 2003. The overall increase in gross margin was partially offset by the $5.6 million charge we recorded as a reduction of net sales in the year ended January 2, 2005 relating to the modification of a warrant held by a wholesale customer, which had the effect of reducing gross margin for the year ended January 2, 2005 by 1.1%.

Selling, general and administrative expenses

        Selling, general and administrative expenses increased 50.7% to $61.2 million in the year ended January 2, 2005 from $40.6 million in the year ended December 31, 2003. The increase was primarily due to increased expenses to support sales growth, including $7.3 million in increased media spending, $3.6 million in increased store operating costs and $3.3 million in increased fulfillment expenses, as well as further investment of $3.2 million in our corporate infrastructure including increased headcount costs, headquarters facilities costs, distribution center costs and other corporate costs. As a percentage of net sales, selling, general and administrative expenses increased 0.2% to 43.1% from 42.9%. The increase resulted primarily from increases in our corporate costs to support our growth across all distribution channels and the impact of the $5.6 million charge in the year ended January 2, 2005 relating to the warrant modification recorded as a reduction in net sales. This charge had the effect of increasing selling, general, and administrative expenses as a percentage of net sales by 1.6%. This decrease was partially offset by increases in our corporate costs to support our growth across all distribution channels.

Depreciation and amortization

        Depreciation and amortization expenses decreased 30.3% to $0.8 million in the year ended January 2, 2005 from $1.2 million in the year ended December 31, 2003. The decrease resulted from certain purchased intangibles relating to the acquisition of md formulations in 2001 becoming fully amortized in the year ended January 2, 2005.

Stock-based compensation

        The stock-based compensation charge of $0.8 million in the year ended January 2, 2005, primarily related to the cash-out of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value for accounting purposes.

Recapitalization fees and expenses

        The recapitalization fees and expenses charge of $21.4 million in the year ended January 2, 2005 related to our June 2004 recapitalization.

Operating income

        Operating income decreased 17.8% to $18.0 million in the year ended January 2, 2005 from $21.9 million in the year ended December 31, 2003. This decrease was largely due to an increase in operating loss in our corporate segment.

        Our corporate segment operating loss increased 382.1% to $38.6 million in the year ended January 2, 2005 from $8.0 million in the year ended December 31, 2003, which was largely due to the impact of the recapitalization fees and expenses charge of $21.4 million and the warrant modification charge of $5.6 million incurred in the year ended January 2, 2005. Additionally, there was a $3.2 million increase in corporate segment selling, general and administrative expenses, and a $0.8 million increase in stock-based compensation.

        Offset against the increase in operating loss in our corporate segment was an increase in operating income in both our retail and wholesale segments. Our retail segment operating income increased 115.3% to $20.0 million in the year ended January 2, 2005 from $9.3 million in the year ended December 31, 2003, which was largely driven by growth in all of our retail sales channels. Our increased sales in the retail segment contributed to an increase in gross profit of $26.6 million, which was offset by an increase in operating expenses of $15.9 million. The increase in operating costs was largely due to increased media spending of $7.3 million, increased store operating costs of $3.6 million due to the increase in boutiques opened as of January 2, 2005 and $3.0 million in increased fulfillment costs.

        Our wholesale segment operating income increased 77.5% to $36.6 million in the year ended January 2, 2005 from $20.6 million in the year ended December 31, 2003, due to increased sales gains across all wholesale distribution channels. Our increased sales in the wholesale segment contributed to an increase in gross profit of $17.5 million, which was offset by an increase in operating expenses of $1.6 million. Operating expenses increased mainly as a result of increased advertising and merchandising costs of $0.7 million and increased commissions of $0.6 million.

Interest expense

        Interest expense, net, increased 298.7% to $6.3 million in the year ended January 2, 2005 from $1.6 million in the year ended December 31, 2003. The increase in interest expense was attributable to higher debt balances under our senior secured credit facilities following our June 2004 recapitalization.

Debt extinguishment costs

        Debt extinguishment costs related to the write-off of deferred financing fees were $0.5 million and $0.3 million in the years ended January 2, 2005 and December 31, 2003, respectively. The costs incurred in the year ended January 2, 2005 were associated with the early extinguishment of debt in connection with our June 2004 recapitalization. The costs incurred in the year ended December 31, 2003 were related to the amendment of our line of credit agreement in September 2003.

Provision for income taxes

        The provision for income taxes was $7.1 million, or 63.9% of the income before provision for income taxes, in the year ended January 2, 2005 compared to a provision of $8.2 million, or 40.8%

of the income before provision for income taxes, in the year ended December 31, 2003. The decrease resulted from lower income before provision for income taxes in the year ended January 2, 2005, offset by an increase in the effective tax rate in the year ended January 2, 2005 compared to the year ended December 31, 2003. The increase in the effective tax rate related to the incurrence of certain non-deductible fees and expenses associated with the June 2004 recapitalization in the year ended January 2, 2005.

Quarterly results of operations

        The following table sets forth our unaudited quarterly results of operations for each of the quarters in the years ended January 2, 2005 and January 1, 2006 and each of the three months ended April 2, 2006, July 2, 2006 and October 1, 2006. The information for each of these periods has been prepared on the same basis as the audited consolidated financial statements included in this prospectus. This information includes all adjustments, which consist only of normal and recurring adjustments that management considers necessary for the fair presentation of such data. We use a 13- to 14-week fiscal quarter ending on the last Sunday of the quarter. The data should be read in conjunction with the audited consolidated financial statements included elsewhere in this prospectus.

	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	January 2, 2005	April 3, 2005	July 3, 2005	October 2, 2005	January 1, 2006	April 2, 2006	July 2, 2006	October 1, 2006
	(in thousands, except for percentages)
Sales, net	$28,331	$31,109	$34,770	$47,591	$50,623	$61,689	$67,634	$79,349	$89,915	$96,185	$97,947
Cost of goods sold	7,399	10,744	8,860	12,618	13,734	17,456	19,308	24,013	25,196	26,937	26,890

Gross profit	20,932	20,365	25,910	34,973	36,889	44,233	48,326	55,336	64,719	69,248	71,057
Gross margin	73.9%	65.5%	74.5%	73.5%	72.9%	71.7%	71.5%	69.7%	72.0%	72.0%	72.5%
Expenses:
Selling, general and administrative	13,591	14,421	15,215	17,929	20,734	24,545	26,210	31,781	29,684	33,172	34,467
Depreciation and amortization	192	198	204	207	169	183	324	430	465	506	552
Stock-based compensation	—	—	36	783	314	306	310	440	944	1,523	1,365
Restructuring charges	—	—	—	—	—	—	643	—	—	—	114
Asset impairment charge	—	—	—	—	—	—	1,055	—	—	—	—
Recapitalization fees and expenses	—	21,430	—	—	—	—	—	—	—	—	—

Total operating expenses	13,783	36,049	15,455	18,919	21,217	25,034	28,542	32,651	31,093	35,201	36,498

Operating income (loss)	7,149	(15,684)	10,455	16,054	15,672	19,199	19,784	22,685	33,626	34,047	34,559
Other income (expense):
Interest expense	(205)	(808)	(2,765)	(2,570)	(3,743)	(4,570)	(4,333)	(8,857)	(8,983)	(12,887)	(19,723)
Debt extinguishment costs	—	(540)	—	—	(10,558)	—	—	(5,977)	—	(3,391)	—
Interest income	1	1	1	1	—	10	60	151	286	345	348

Income (loss) before provision for income taxes	6,945	(17,031)	7,691	13,485	1,371	14,639	15,511	8,002	24,929	18,114	15,184
Provision for income taxes	2,740	(4,006)	3,034	5,320	542	5,791	6,135	3,165	10,395	7,640	6,304

Net income (loss)	$4,205	$(13,025)	$4,657	$8,165	$829	$8,848	$9,376	$4,837	$14,534	$10,474	8,880

Deemed dividend attributable to preferred stockholders	—	4,472	—	—	—	—	—	—	—	—	—

Net income (loss) attributable to common stockholders	$4,205	$(17,497)	$4,657	$8,165	$829	$8,848	$9,376	$4,837	$14,534	$10,474	$8,880

        Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our results of operations should not be relied upon as an indication of our future performance. The items discussed below highlight unusual events and circumstances that make comparability between quarters difficult.

Gross profit

        Gross margins decreased to 65.5% in the three months ended June 30, 2004 compared to the prior quarter primarily as a result of the modification of the exercise price of a warrant held by a customer and the resulting charge we recorded in the amount of $5.6 million. The charge was reflected as a reduction in net sales in the three months ended June 30, 2004.

Stock-based compensation

        The stock-based compensation charge in the three months ended January 2, 2005, primarily related to the repurchase of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value for accounting purposes.

        The stock-based compensation charge in the quarters ended April 3, 2005, July 3, 2005, October 2, 2005, January 1, 2006, April 2, 2006, July 2, 2006 and October 1, 2006 related to our adoption of the fair value recognition and measurement provisions of SFAS No. 123(R) on January 3, 2005.

Restructuring charges

        The restructuring charges of $0.6 million recorded in the three months ended October 2, 2005 resulted from the implementation of exit activities to relocate both our corporate headquarters and distribution center facilities. The restructuring charges of $0.1 million recorded in the three months ended October 1, 2006 resulted from the discontinued use of one of our office floors located at our former corporate facility.

Asset impairment charge

        During the three months ended October 2, 2005, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million.

Recapitalization fees and expenses

        The recapitalization fees and expenses charge of $21.4 million in the three months ended June 30, 2004 related to our June 2004 recapitalization.

Interest expense

        Interest expense increased to $2.8 million in the three months ended September 30, 2004, primarily due to increased debt outstanding in connection with our June 2004 recapitalization. Interest expense increased to $8.9 million in the three months ended January 1, 2006 because of increased borrowings under our senior secured credit facilities in connection with both our February 2005 and October 2005 recapitalizations. Interest expense increased to $12.9 million and $19.7 million in the three months ended July 2, 2006 and October 1, 2006, respectively, due to increased borrowings under our senior credit facilities and our issuance of $125.0 million of senior subordinated notes in connection with our June 2006 recapitalization.

Debt extinguishment costs

        Debt extinguishment costs of $0.5 million in the three months ended June 30, 2004 related to the write-off of deferred financing fees on our outstanding debt prior to our June 2004 recapitalization. Debt extinguishment costs of $10.6 million in the three months ended April 3, 2005 related to the debt extinguished as part of our February 2005 recapitalization. The charge includes $5.5 million related to the write-off of deferred financing fees, a prepayment penalty of $2.7 million for our prior credit facilities and $2.4 million of fees paid directly to the lender under the new debt that was expensed as debt extinguishment costs. Debt extinguishment costs of $6.0 million in the three months ended January 1, 2006 related to the debt extinguished as part of our October 2005 recapitalization. The charge includes $2.8 million related to the write-off of deferred financing fees and $3.2 million of fees paid directly to the lender under the new debt that was expensed as debt extinguishment costs. Debt extinguishment costs of $3.4 million in the three months ended July 2, 2006 related to debt extinguished as part of our June 2006 recapitalization. The charge included $0.9 million related to the write-off of deferred financing fees and $2.5 million of fees paid directly to the lender under the new debt that was expensed as debt extinguishment costs.

Seasonality

        Because our products are largely purchased for individual use and are consumable in nature, we are not subject to significant seasonal variances in sales. However, fluctuations in sales and operating income in any fiscal quarter may be affected by the timing of wholesale shipments, home shopping television appearances and other promotional events. While we believe our overall business is not currently subject to significant seasonal fluctuations, we have experienced limited seasonality in our premium wholesale and company-owned boutique channels as a result of increased demand for our products in anticipation of and during the holiday season. To the extent our sales to specialty beauty retailers and through our boutiques increase as a percentage of our net sales, we may experience increased seasonality.

Liquidity and Capital Resources

        Our primary liquidity and capital resource needs are to service our debt, finance working capital needs and fund ongoing capital expenditures. Through October 1, 2006, we have financed our operations through cash flows from operations, private sales of common and preferred shares, borrowings under our credit facilities and issuances of senior subordinated notes.

        Our operations provided us cash of $40.0 million in the year ended January 1, 2006. At January 1, 2006, we had working capital of $34.7 million, including cash and cash equivalents of $18.7 million, as compared to working capital of $21.8 million, including $4.4 million in cash and cash equivalents as of January 2, 2005. The $14.2 million increase in cash and cash equivalents resulted from cash provided by operations of $40.0 million, including net income for the year ended January 1, 2006 of $23.9 million partially offset by investment activities of $7.5 million related primarily to capital expenditures and cash used in financing activities of $18.2 million. The $12.9 million increase in working capital was primarily driven by increases in cash and cash equivalents, accounts receivable and inventory, partially offset by an increase in accounts payable and accrued liabilities. Our operations provided us cash of $18.8 million in the nine months ended October 1, 2006. At October 1, 2006, we had working capital of $42.0 million, including cash and cash equivalents of $7.5 million, as compared to working capital of $34.7 million, including $18.7 million in cash and cash equivalents, as of January 1, 2006. The $11.2 million decrease in cash and cash equivalents resulted from cash used in investment activities of $10.4 million related primarily to capital expenditures, together with cash used in financing activities of $19.6 million, partially offset by cash provided by operations of $18.8 million, as a result of net income for the nine months ended October 1, 2006 of $33.9 million. The $7.3 million increase in working capital was primarily driven by increases in income tax, accounts receivable and inventory, partially offset by an increase in accounts payable and the current portion of long-term debt.

        Net cash used in investment activities was $7.5 million in the year ended January 1, 2006, primarily attributable to the opening of five additional retail boutiques and investment in our corporate infrastructure. Net cash used in investment activities was $10.4 million in the nine months ended October 1, 2006, primarily attributable to the opening of six company-owned boutiques and investment in our corporation infrastructure. Our future capital expenditures will depend on the timing and rate of expansion of our businesses, information technology investments, new store openings, store renovations and international expansion opportunities.

        Our financing activities consist largely of providing for repayment of existing debt and meeting any financing needs for our planned growth. We used cash of $18.2 million for financing activities in the year ended January 1, 2006, which related to the February 2005 and October 2005 recapitalizations, partially offset by proceeds of $1.0 million from the issuance of common stock and upon the exercise of stock options and proceeds of $1.0 million relating to excess tax benefits from equity transactions. In connection with our February 2005 and October 2005 recapitalizations, we received gross proceeds of $412.0 million in senior term loans offset by repayments of $72.7 million of senior term loans, repayments of $42.0 million of subordinated notes and $11.6 million in debt issuance costs. We used $305.9 million of the net proceeds to pay a dividend to the holders of our common stock. During the year ended January 1, 2006, the peak borrowings under our senior secured credit facilities was $187.5 million. We used cash of $19.6 million for financing activities in the nine months ended October 1, 2006, which related to our June 2006 recapitalization and repayments of $12.1 million of senior term loans and payment of $2.6 million of offering costs, partially offset by $1.6 million from the sale of common stock and the exercise of stock options and an excess tax benefit of $7.5 million relating to stock option exercises. In connection with our June 2006 recapitalization, we received gross proceeds of $331.6 million from amendments to our senior term loans and the issuance of senior subordinated notes and paid $4.1 million in debt issuance costs. We used these net proceeds plus additional cash to pay dividends totaling $340.4 million to the holders of our common stock.

        Pursuant to our February 2005 recapitalization, we entered into new senior secured credit facilities totaling $224.5 million and issued a $15.0 million 15.0% senior subordinated note, the proceeds of which were used to refinance all debt then outstanding, pay a dividend in the aggregate amount of $122.4 million to the holders of our common stock, and pay transaction costs in connection with this recapitalization, including a prepayment penalty of $2.7 million under our prior credit facilities.

        Pursuant to our October 2005 recapitalization, we amended our senior secured credit facilities and increased our term loan borrowings under these credit facilities by $187.5 million, the proceeds of which were used to pay a dividend in the aggregate amount of $183.5 million to the holders of our common stock, and to pay transaction costs in connection with this recapitalization.

        In connection with our June 2006 recapitalization, we amended our senior secured credit facilities and increased our term loan borrowings under these credit facilities by an additional $206.6 million, and increased the amount available under our revolving loan facility to $25.0 million. The revolving facility also provides for the issuance of letters of credit. Allocation to the revolving facility of such letters of credit reduces the amount available under the facility. Also as part of our June 2006 recapitalization, we issued 15.0% senior subordinated notes in the aggregate principal amount of $125.0 million, which notes mature on June 7, 2014. Until such maturity, interest on the notes is payable, at our election, in cash or through the issuance of payments-in-kind, or PIK, notes on a quarterly basis. Until payment in full of the senior secured loans, we may not make cash interest payments on the 15.0% senior subordinated notes. We used the proceeds of the additional term loans and the note issuance to pay a dividend in the aggregate amount of $340.4 million to the holders of our common stock and pay transaction costs in connection with this recapitalization.

        In October 2006, we used the net proceeds of our initial public offering of $373.8 million to repay all outstanding principal and interest owed on the subordinated notes and second-lien term loan and a portion of the outstanding principal on the first-lien term loan and to buy out the management agreements with Berkshire Partners LLC and JH Partners, LLC. After giving effect to this application of the net proceeds of our initial public offering, as of October 1, 2006, we had $343.7 million in borrowings outstanding under the first-lien term loan, approximately $0.4 million in letters of credit outstanding and approximately $24.6 million of available borrowing capacity under our revolving credit facility. The facilities are secured by substantially all of our assets. Our revolving credit facility matures in 2011, and our first-lien term loan facility matures in 2012.

        In December 2006, we amended our senior secured credit facilities to eliminate the requirement that the net proceeds from the issuance of equity securities by us or any of our subsidiaries be applied to prepay loans under the credit agreement. The amendment also reduced the interest rate margins applicable to LIBOR loans and base rate loans, provided for a further reduction in the interest rate margins if we achieve a specified consolidated leverage ratio and specified debt ratings, and amended some of the financial covenants.

        The revolving credit facility and the first-lien term loan bear interest at a rate equal to, at our option, either LIBOR or the lender's base rate, plus an applicable variable margin based on our consolidated total leverage ratio. The current applicable interest margin for the revolving credit facility and first-lien term loan ranges from 2.25% to 2.5% for LIBOR loans and from 1.25% to 1.5% for base rate loans depending on our Moody's rating. As of December 31, 2006, interest on the first-lien term loan was accruing at 7.85%.

        At all times after October 2, 2007, we are required under our senior secured credit facilities to enter into interest rate swap or similar agreements with respect to at least 40% of the outstanding principal amount of all loans under our senior loan facilities, unless we satisfy specified coverage ratio tests. As of December 31, 2006, we have satisfied these tests. The interest rate protection must extend until February 2008. Currently, we do not engage in any hedging activities.

        The terms of our senior secured credit facilities, as amended in December 2006, require us to comply with financial covenants, including a maximum leverage ratio covenant. We are required to maintain a maximum leverage ratio (consolidated total debt to Adjusted EBITDA) of not greater than 4.5 to 1.0. As of October 1, 2006, after taking into account our receipt and application of the net proceeds of our initial public offering, our leverage ratio was 2.49 to 1.0. If we fail to comply with any of the financial covenants, the lenders may declare an event of default under the secured credit facility. An event of default resulting from a breach of a financial covenant may result, at the option of lenders holding a majority of the loans, in an acceleration of repayment of the principal and interest outstanding and a termination of the revolving credit facility. The secured credit facility also contains non-financial covenants that restrict some of our activities, including our ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments and engage in specified transactions with affiliates. The secured credit facility also contains customary events of default, including defaults based on events of bankruptcy and insolvency, nonpayment of principal, interest or fees when due, subject to specified grace periods, breach of specified covenants, change in control and material inaccuracy of representations and warranties. We have been in compliance with all financial ratio and other covenants under our credit facilities during all reported periods and were in compliance with these covenants as of December 31, 2006.

        Subject to specified exceptions, including for investment of proceeds in the case of asset sale proceeds and for permitted equity contributions for capital expenditures, we are required to prepay outstanding loans under our amended senior secured credit facilities with the net proceeds of certain asset dispositions, condemnation settlements and insurance settlements from casualty losses, issuances of certain debt and, if our consolidated leverage ratio is 2.25 to 1.0 or greater, a portion of excess cash flow.

Liquidity sources, requirements and contractual cash requirement and commitments

        We believe that cash flow from operations, cash on hand, and the net proceeds of this offering will provide adequate funds for our foreseeable working capital needs, and planned capital expenditures. As part of our business strategy, we intend to invest in our company-owned boutiques, information technology systems, and distribution facilities. We opened seven boutiques in 2006, and we plan to open a minimum of ten new boutiques in 2007, which will require additional capital expenditures. Additionally, we also plan to continue to invest in our corporate infrastructure including information technology systems, distribution facilities, and our corporate office. We anticipate that our capital expenditures in the years ending December 31, 2006 and December 30, 2007 will be approximately $13.5 million and $16.0 million, respectively. There can be no assurance that any such capital will be available on acceptable terms or at all. Our ability to fund our working capital needs, planned capital expenditures and scheduled debt payments, as well as to comply with all of the financial covenants under our debt agreements, depends on our future operating performance and cash flow, which in turn are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond our control.

Contractual commitments

        We lease retail stores, warehouses, corporate offices and certain equipment under noncancelable operating leases with various expiration dates through June 2017. As of January 1, 2006, the scheduled maturities of our long-term contractual obligations were as follows:

	Payments Due by Period
	Less than 1 year	1-3 Years	4-5 Years	After 5 Years	Total
	(amounts in millions)
Operating leases, net of sublease income	$3.8	$10.2	$5.8	$9.9	$29.7
Long-term debt, including the current portion	12.7	38.0	148.8	190.3	389.8
Minimum royalties under licensing arrangements	—	1.5	—	—	1.5

Total	$16.5	$49.7	$154.6	$200.2	$421.0

        We are also party to a sublicense agreement for use of certain patents associated with certain of our mineral-based skin care products. The agreement requires that we pay a quarterly royalty of 3.5% of the net sales of these skin care products up to the date of the last to expire licensed patent rights. This sublicense also requires minimum annual royalty payments of approximately $0.6 million for 2006 and thereafter. The minimum annual royalty payments have not been included in the schedule of long-term contractual obligations above as we can terminate the agreement at any time with six months written notice.

        The scheduled principal maturities of our long-term debt and related estimated interest payments were as follows as of October 1, 2006:

	Payments Due by Period
	Remainder of Year ended December 31, 2006	1-3 Years	4-5 Years	After 5 Years	Total
	(amounts in millions)
Long-term debt, including current portion(1)	$4.5	$53.9	$224.5	$426.4	$709.3
Interest payments on long-term debt, including current portion(2)	20.1	234.1	145.0	25.1	424.3

Total	$24.6	$288.0	$369.5	$451.5	$1,133.6

(1)
The schedule of long-term contractual obligations above does not include the application of the net proceeds from our initial public offering completed on October 4, 2006, of which $365.6 million was used to repay our principal outstanding indebtedness, leaving us with $343.7 million of debt as of October 4, 2006.

(2)
The interest payments on our long-term debt, including current portion have been calculated using an interest rate of 15.0% on the senior subordinated notes and an estimated interest rate of 8.1% and 14.3% on the outstanding first-lien term loan and second-lien term loan, respectively, which were estimated based on the rate in effect as of October 1, 2006. A 1% change in interest rates on our variable rate debt would result in a change of $28.7 million in our total interest payments, of which $1.5 million would be in the remainder of the year ended December 31, 2006, $16.7 million would be in years 1-3, $9.7 million would be in years 4-5 and $0.9 million would be after 5 years.

Off-balance-sheet arrangements

        We do not have any off-balance-sheet financing or unconsolidated special purpose entities.

Effects of inflation

        Our monetary assets, consisting primarily of cash and receivables, are not significantly affected by inflation because they are short-term in nature. Our non-monetary assets, consisting primarily of inventory, intangible assets, goodwill and prepaid expenses and other assets, are not currently affected significantly by inflation. We believe that replacement costs of equipment, furniture and leasehold improvements will not materially affect our operations. However, the rate of inflation affects our cost of goods sold and expenses, such as those for employee compensation, which may not be readily recoverable in the price of the products offered by us. In addition, an inflationary environment could materially increase the interest rates on our debt.

Non-GAAP Measures

        In evaluating our business, we consider and use Adjusted EBITDA as a supplemental measure of our operating performance. We use EBITDA only to assist in reconciliation to Adjusted EBITDA. We define EBITDA as net income before net interest expense, provision for income taxes, depreciation and amortization. We define Adjusted EBITDA as EBITDA plus expenses (minus gains) that we do not consider reflective of our ongoing operations. We use Adjusted EBITDA as a supplemental measure to review and assess our operating performance, to measure our performance when determining management bonuses and also as a key profitability measure for covenant compliance under our senior secured credit facilities. If we fail to maintain required levels of Adjusted EBITDA, we could have a default under our senior secured credit facilities, potentially resulting in an acceleration of all of our outstanding indebtedness.

        All of the adjustments made in our calculation of Adjusted EBITDA, as described below, are adjustments that would be made in calculating our performance for purposes of coverage ratios under our senior secured credit facilities. In prior periods, we used an adjusted EBITDA calculation for internal purposes and for calculation of compliance with coverage ratios that incorporated additional adjustments not included in our calculation of Adjusted EBITDA. We also believe use of Adjusted EBITDA facilitates investors' use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense, including the impact of write-offs of deferred financing costs when companies refinance their indebtedness), the book amortization of intangibles (affecting relative amortization expense) and the age and book value of facilities and equipment (affecting relative depreciation expense). We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance.

        The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles, or U.S. GAAP, and are not measures of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Our EBITDA and Adjusted EBITDA have limitations as analytical tools, and when assessing our operating performance, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income (loss) or other consolidated income statement data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to:

  •
  EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

  •
  they do not reflect changes in, or cash requirements for, our working capital needs;

  •
  they do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  they do not reflect income taxes or the cash requirements for any tax payments;

  •
  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements; and

  •
  other companies may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

        We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. EBITDA and Adjusted EBITDA are calculated as follows for the periods presented:

	Year Ended			Nine Months Ended
	December 31, 2003	January 2, 2005	January 1, 2006	October 2, 2005	October 1, 2006
	(in thousands)
Net income	$11,846	$4,002	$23,890	$19,053	$33,888
Plus: interest expense	1,592	6,348	21,503	12,646	41,593
Less: interest income	(36)	(4)	(221)	(70)	(979)
Plus: depreciation and amortization	1,150	801	1,106	676	1,523
Plus: provision for income taxes	8,152	7,088	15,633	12,468	24,339

EBITDA	22,704	18,235	61,911	44,773	100,364
Plus: debt extinguishment costs(1)	323	540	16,535	10,558	3,391
Plus: recapitalization fees and expenses(2)	—	21,430	—	—	—
Plus: warrant expense(3)	—	5,560	—	—	—
Plus: management fees(4)	503	390	600	450	450
Plus: restructuring charges(5)	—	—	643	643	114
Plus: asset impairment charge(6)	—	—	1,055	1,055	—
Plus: stock-based compensation(7)	—	819	1,370	930	3,832
Plus: deferred offering costs(8)	—	—	834	—	—

Adjusted EBITDA	$23,530	$46,974	$82,948	$58,409	$108,151

(1)
During the years ended December 31, 2003, January 2, 2005 and January 1, 2006, we recorded debt extinguishment costs of $0.3 million, $0.5 million and $16.5 million, respectively, related to the early extinguishment of our previous outstanding debt. In the year ended January 1, 2006, we incurred debt extinguishment costs of $10.6 million and $6.0 million related to the early extinguishment of our previous outstanding debt as part of the February 2005 recapitalization and October 2005 recapitalization, respectively. During the nine months ended October 1, 2006, we incurred debt extinguishment costs of $3.4 million related to the early extinguishment of our previously outstanding debt in connection with our June 2006 recapitalization.

(2)
In connection with our June 2004 recapitalization, we incurred approximately $21.4 million of charges relating primarily to the repurchase of fully vested options and related transaction fees and expenses.

(3)
In the year ended January 2, 2005, we modified the terms of a warrant held by a significant customer of ours by reducing its exercise price without additional consideration. As a result of this modification, we recorded a charge of $5.6 million representing the difference between the estimated fair value of the warrant at the date of modification and the fair value of the warrant at the original measurement dates. The charge was reflected as a reduction in net sales.

(4)
We previously paid transaction fees and monthly management fees to Berkshire Partners LLC and JH Partners, LLC under management agreements that were terminated upon completion of our initial public offering on October 4, 2006. We paid an aggregate of $1.8 million to Berkshire Partners LLC and JH Partners, LLC as consideration for termination of these agreements. For more information, see "Certain Relationships and Related Party Transactions — Management Advisory Fees."

(5)
In connection with the relocations of both our corporate headquarters and distribution center facilities during the year ended January 1, 2006 and the nine months ended October 2, 2005, we recorded a charge of $0.6 million which primarily reflects the sum of the future lease payments due for the facilities we vacated, net of estimated sublease income. During the nine months ended October 1, 2006, we discontinued the use of one of our office floors located at our former corporate facility, and we recorded a charge of $0.1 million which primarily reflects the sum of the future lease payments due.

(6)
During the year ended January 1, 2006 and the nine months ended October 2, 2005, we abandoned a contract with a software vendor and recorded an impairment charge of $1.1 million.

(7)
The stock-based compensation charges for the year ended January 1, 2006 and the nine months ended October 2, 2005 and October 1, 2006 primarily resulted from our adoption of the fair value recognition and measurement provisions of Statement of Financial Accounting Standards No. 123(R), or SFAS 123(R), effective January 3, 2005. The stock-based compensation charge of $0.8 million in the year ended January 2, 2005 primarily related to the cash-out of certain fully vested outstanding options and the issuance of stock at a price deemed to be below market value.

(8)
During the year ended January 1, 2006, we expensed $0.8 million of deferred public offering costs in accordance with Securities and Exchange Commission Staff Accounting Bulletin Topic: 5A, which requires companies to expense deferred offering costs after a filing has been postponed for an extended period of time.

Quantitative and Qualitative Disclosures about Market Risk

Interest rate sensitivity

        We are exposed to interest rate risks primarily through borrowings under our credit facilities. Interest on all of our borrowings under our senior secured credit facilities is based upon variable interest rates. Our weighted average borrowings outstanding during the nine months ended October 1, 2006 were $527.3 million, and the annual effective interest rate for the period was 10.4%. Presently, we do not hedge against interest rate risks. Based on the foregoing, a hypothetical 1% increase or decrease in interest rates would have resulted in a $4.0 million change to our interest expense in the nine months ended October 1, 2006. As of October 1, 2006, we had borrowings of $709.3 million outstanding under our senior secured credit facilities and the 15.0% senior subordinated notes, excluding discount. Based on the $584.3 million of variable interest rate indebtedness outstanding as of October 1, 2006, a hypothetical 1% increase or decrease in interest rates would have resulted in a $4.4 million change to our interest expense in the nine months ended October 1, 2006.

Foreign currency risk

        As of October 1, 2006, all of our sales, expenses, assets, liabilities and cash holdings are denominated in U.S. dollars. Although we are increasing our sale of products outside of the United States, all of these transactions are settled in U.S. dollars and therefore we have only minimal exposure to foreign currency exchange risks. We do not hedge against foreign currency risks and we believe that our foreign currency exchange risk is immaterial.

Critical Accounting Policies and Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Predicting future events is inherently an imprecise activity and, as such, requires the use of judgment. Actual results may vary from estimates in amounts that may be material to the financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We believe the following critical accounting policies reflect our more significant estimates and the assumptions used in the preparation of our consolidated financial statements.

Revenue recognition

        We recognize sales when merchandise is shipped from a warehouse directly to wholesale customers (except in the case of consignment sales, including those to QVC), infomercial customers and online shopping customers, or when purchased by consumers at company-owned boutiques, each net of estimated returns. For our consignment sales to QVC, we recognize sales, net of estimated returns, upon QVC's shipment to the customer. Postage and handling charges billed to customers are also recognized as revenue upon shipment of the related merchandise. Shipping terms are FOB shipping point, and title passes to the customer at the time and place of shipment or purchase by customers at retail locations. For consignment sales to QVC, title passes to QVC concurrent with QVC's shipment to its customers.

        Sales are reported on a net sales basis, which is computed by deducting from gross sales the amount of actual product returns received, discounts and an amount established for anticipated product returns. Our sales return accrual is a subjective critical estimate that has a direct impact on reported net sales. This accrual is calculated based on a history of actual returns, estimated future returns and any significant future known or anticipated events. Consideration of these factors results in an accrual for anticipated sales returns. Our standard terms for retail sales, including infomercial sales and sales at company-owned boutiques, limit returns to approximately 30 to 60 days after the sale of the merchandise. For our wholesale segment, as is customary in the beauty industry, we allow returns from our wholesale customers if properly requested and approved. As a percentage of gross sales, returns were 7.2%, 5.5% and 6.7% in the years ended December 31, 2003, January 2, 2005 and January 1, 2006, respectively and 7.2% and 5.0% in the nine months ended October 2, 2005 and October 1, 2006, respectively.

Allowance for doubtful accounts

        We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to pay their invoices to us in full. We regularly review the adequacy of our accounts receivable allowance after considering the size of the accounts receivable balance, each customer's expected ability to pay, aging of accounts receivable balances and our collection history with each customer. We make estimates and judgments about the inability of customers to pay the amount they owe us, which could change significantly if their financial condition changes or the economy in general deteriorates.

Inventories

        Inventories consist of finished goods and raw materials and are stated at the lower of cost or market, determined on a weighted-average basis. We regularly monitor inventory quantities on hand and record write-downs for excess and obsolete inventories and shrinkage based primarily on our estimated forecast of product demand and production requirements. This methodology is significantly affected by our sales forecast. If actual demand were to be substantially lower than estimated, additional write-downs for excess or obsolete inventories may be required.

Valuation of long-lived assets

        We review our long-lived assets, including equipment and leasehold improvements and purchased intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. Determining if such events or changes in circumstances have occurred is subjective and requires the exercise of judgment. If we determine such events have occurred, we then determine whether such assets are recoverable based on estimated future undiscounted net cash flows. If future undiscounted net cash flows are less than the carrying value of such asset, we write down that asset to its fair value.

        We make estimates and judgments about future undiscounted cash flows and fair value. Although our cash flow forecasts are based on assumptions that are consistent with our plans, there is significant exercise of judgment involved in determining the cash flows attributable to a long-lived asset over its estimated remaining useful life. Our estimates of anticipated future cash flows could be reduced significantly in the future. As a result, the carrying amount of our long-lived assets could be reduced through impairment charges in the future. Additionally, changes in estimated future cash flows could result in a shortening of estimated useful lives for long-lived assets including intangibles.

Goodwill and intangible assets

        We review goodwill and indefinite-lived intangible assets at least annually for impairment, but if certain events or indicators of impairment occur between annual impairment tests, we perform an impairment test of goodwill and indefinite-lived intangible assets at that date. In evaluating goodwill, we compare the total book value of the reporting unit to the fair value of the reporting unit. The fair value is determined using the income approach, which focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment. Only after this process is completed can the amount of goodwill impairment, if any, be determined.

        The process of evaluating the potential impairment of goodwill and intangible assets is subjective and requires significant judgment at many points during the analysis. In estimating the fair value of a reporting unit for the purposes of our annual or periodic analyses, we make estimates and judgments about the future cash flows of that reporting unit. Changes in judgment on these assumptions and estimates could result in a goodwill impairment charge.

Stock-based compensation

        Effective January 3, 2005, we adopted SFAS 123(R) using the modified-prospective approach, which requires us to measure compensation cost for all outstanding unvested share-based awards at fair value and recognize compensation over the requisite service period for awards expected to vest. Our calculation of stock-based compensation requires us to make a number of complex and subjective estimates and assumptions, including the fair value of our common stock, future forfeitures, stock price volatility, expected life of the options and related tax effects. Prior to our initial public offering, our board of directors determined the estimated fair value of our common stock on the date of grant based on a number of factors, most significantly the use of periodic contemporaneous valuations performed by a third-party valuation firm. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from our estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. We consider several factors when estimating expected forfeitures, such as types of awards. Actual results may differ substantially from these estimates. Expected volatility of the stock is based on companies of similar growth and maturity and our peer group in the industry in which we do business because we do not have sufficient historical volatility data for our own stock. The expected term of options granted represents the period of time that options granted are expected to be outstanding. In the future, as we gain historical data for volatility in our own stock and the actual term employees hold our options, expected volatility and expected term may change which could substantially change the grant-date fair value of future awards of stock options and, ultimately, the expense we record.

Income taxes

        Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past results of operations and our forecast of future taxable income in the jurisdictions in which we have operations. We record a valuation allowance to reduce deferred tax assets to the amount that is expected to be realized on a more-likely-than-not basis. Deferred tax expense results from the change in the net deferred tax asset or liability between periods.

        We are subject to routine audits by federal and state tax authorities that may result in additional tax liabilities. We account for such liabilities in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies and believe that we have appropriately provided for income taxes for all years. Several factors drive the calculation of our tax liabilities including, (i) the expiration of various statutes of limitations, (ii) changes in tax law and regulations, (iii) issuance of tax rulings, and (iv) settlements with tax authorities. Changes in any of these factors may result in adjustments in our liabilities, which would impact our reported financial results.

New accounting standards

        Effective January 3, 2005, we early adopted the fair value recognition and measurement provisions of SFAS 123(R), which is applicable for stock-based awards exchanged for employee services and in certain circumstances for nonemployee directors. We elected to adopt the modified-prospective-transition method, as provided by SFAS 123(R). Accordingly, prior period amounts have not been restated. Under this transitional method, we are required to record compensation expense for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of SFAS 123(R) and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of SFAS 123.

        In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4, or SFAS 151. SFAS 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of SFAS 151 are effective for fiscal periods beginning after June 15, 2005. We adopted SFAS 151 on January 2, 2006 and the adoption did not have a material impact on our consolidated results of operations, financial position or cash flows.

        In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3, or SFAS 154. SFAS 154 requires retrospective application to prior periods' financial statements for changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principles. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted SFAS 154 on January 2, 2006 and the adoption did not have an impact on our consolidated results of operations, financial position or cash flows.

        In October 2005, the FASB issued FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period (FSP 13-1). FSP 13-1 requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as rental expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retroactive application is permitted, but not required. We adopted FSP 13-1 on January 2, 2006 and the adoption did not have an impact on our consolidated results of operations, financial position or cash flows.

        In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force Issue No. 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-3 is effective for the first interim or annual reporting period beginning after December 15, 2006. The Company does not intend to modify its current accounting policy of recording sales tax collected on a net basis. Therefore, the adoption of EITF 06-3 will not have any effect on our financial position or results of operations.

        In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Income Tax Uncertainties, or FIN 48. FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained. FIN 48 also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently in the process of determining the impact, if any, of adopting the provisions of FIN 48 on our financial position and results of operations. We are required to adopt FIN 48 on January 1, 2007.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. Statement 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Statement 157 also applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. The provisions of Statement 157 are effective for fiscal years beginning after November 15, 2007. We will adopt Statement 157 during our fiscal year ending December 28, 2008. We are currently in the process of determining the impact, if any, of adopting the provisions of Statement 157 but it is not expected to have a material impact on our financial position or results of operations.

        In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006. We will adopt SAB 108 in the fourth quarter of fiscal 2006, and we do not believe adoption will have a material impact on our fiscal 2006 results of operations or financial position.

BUSINESS

Overview

        Bare Escentuals is one of the fastest growing prestige beauty companies in the U.S. and a leader by sales and consumer awareness in mineral-based cosmetics. We develop, market and sell cosmetics, skin care, and body care products under our i.d. bareMinerals, i.d., RareMinerals and namesake Bare Escentuals brands, and professional skin care products under our md formulations brand. We believe our i.d. bareMinerals cosmetics, particularly our core foundation products, offer a highly differentiated, healthy and lightweight alternative to conventional liquid- or cream-based cosmetics while providing light to maximum coverage for all skin types. As such, we believe our foundation products have broad appeal to women of all ages including women who did not previously wear foundation before using i.d. bareMinerals. We utilize a distinctive marketing strategy and a multi-channel distribution model consisting of infomercials, home shopping television, specialty beauty retailers, company-owned boutiques, spas and salons and online shopping. This model has enabled us to increase our brand awareness, consumer loyalty and market share and achieve favorable operating margins. Bare Escentuals was the top-selling cosmetics brand company-wide at leading specialty beauty retailers Sephora and Ulta during 2005 and 2006. From 2001 through 2005, we increased net sales approximately 87.5% on a compound annual basis, and during the fiscal year ended January 1, 2006, our operating income was 29.8% of net sales.

        Our i.d. bareMinerals-branded products include our core foundation products and a variety of eye and face products such as blushes, all-over-face colors, liner shadows, eyeshadows and glimmers. Our i.d. bareMinerals products are made primarily from finely milled minerals and do not contain any of the chemical additives commonly found in liquid, cream and pressed cosmetics, such as preservatives, oil, fragrances, talc, waxes, binders and other potential skin irritants. We design our products to provide women with the look and feel of "bare" skin while effectively concealing skin imperfections such as blemishes, rosacea and acne that can be exacerbated by traditional cosmetics. We believe that i.d. bareMinerals appeals to women who prefer a more natural look relative to traditional foundation or simply prefer products with a natural formulation. In addition to our i.d. bareMinerals products, we offer a broad range of other cosmetics and accessories, including finishing powders, lipsticks, lip-glosses, lip liners, mascaras, application tools and brushes under our i.d. brand and a patent-pending mineral-based nighttime skin revival treatment under the RareMinerals brand. We also offer innovative and exclusive formulas for bath, body and face under our Bare Escentuals brand and a wide range of professional skin care products under the md formulations brand.

        A core element of our success is our distinctive marketing strategy and multi-channel distribution model. We focus on educating consumers about the unique benefits of our products, developing intimate relationships with those consumers, and capitalizing on our multi-channel distribution strategy to effectively reach and engage those consumers. We believe educational media such as infomercials and home shopping television are particularly effective at informing consumers about the innovative product formulation, application technique and resulting benefits of our i.d. bareMinerals cosmetics. We also believe that our company-owned boutiques enhance the authenticity of our brand and provide a personal environment in which we offer our broadest product assortment and provide one-on-one consumer consultations and product demonstrations. At the same time, our physical presence at specialty beauty retailers such as Sephora and Ulta have helped to further strengthen our brand image and provide additional points of contact to educate consumers about our products. Moreover, this model allows us to:

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  acquire new consumers and maintain premium brand positioning without the large expenditures on print-based advertising and marketing common in our industry;

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  provide consumers the ability to select the most convenient channel in which to purchase our products;

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  develop intimate consumer relationships that foster brand loyalty and encourage repeat purchases;

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  build a base of recurring revenues as a substantial percentage of new consumers participate in our product continuity programs through which products initially purchased are automatically replenished; and

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  drive traffic across our sales channels.

        As of December 31, 2006, our domestic points of distribution included direct-response television such as our infomercials and home shopping television, approximately 335 retail locations consisting of specialty beauty retailers Sephora and Ulta, 33 open company-owned boutiques, approximately 900 spa and salon locations, and online at www.bareescentuals.com, www.bareminerals.com and www.mdformulations.com.

Our Market

        We operate within the large and steadily growing worldwide beauty care industry. The beauty care industry includes color cosmetics, skin care products, fragrances and hair care products. According to Euromonitor, a market research firm, the beauty care industry worldwide and within the U.S. represented over $254.2 billion and $47.8 billion, respectively, in retail sales in 2005. Five of the largest countries by retail sales in the beauty care industry according to Euromonitor are the United States, Japan, France, Germany and the UK with 2005 retail sales of $47.8 billion, $31.7 billion, $14.8 billion, $13.1 billion and $12.4 billion, respectively. Within the beauty care market, we compete primarily in the color cosmetics and skin care segments. Color cosmetics and skin care products constituted 91% and 9%, respectively, of our net sales for the year ended January 1, 2006.

  U.S. Color Cosmetics and Skin Care Market

        Color and Prestige Cosmetics Market: The U.S. color cosmetics market, which includes facial makeup, eye makeup and lip products, is estimated by Euromonitor to have had retail sales of $8.1 billion in 2005. The market for facial makeup is the largest segment of the U.S. cosmetics market, with estimated retail sales of $2.8 billion in 2005, according to Euromonitor. In addition, the markets for eye, lip, and nail products are estimated to have had retail sales of $2.5 billion, $2.2 billion, and $0.6 billion, respectively, in 2005.

        Skin Care Market: U.S. retail sales of skin care products which include facial care, body care, and hand care were an estimated $7.6 billion in 2005, according to Euromonitor. The facial care market, the largest segment of the skin care market, was estimated at $5.7 billion in 2005 with approximately 88% of sales in this segment derived from facial moisturizers, anti-aging products, and cleansers.

  International Color Cosmetics and Skin Care Market

        Color and Prestige Cosmetics Market: The international color cosmetics market is estimated by Euromonitor to have had retail sales of $34.6 billion in 2005. The market for facial makeup is the largest segment of the international cosmetics market, with estimated sales of $12.4 billion in 2005, according to Euromonitor. In addition, Euromonitor estimates that the markets for eye, lip, and nail products had retail sales of $8.9 billion, $10.0 billion, and $3.3 billion, respectively, in 2005.

        Skin Care Market: International retail sales of skin care products were an estimated $55.5 billion in 2005, according to Euromonitor. Euromonitor estimates that the international facial care market, the largest segment of the skin care market, had retail sales of $43.9 billion in 2005.

  Key Trends

        According to Euromonitor, the U.S. is currently experiencing a convergence of the cosmetics and toiletries, pharmaceuticals and packaged food industries in which consumers, particularly aging baby boomers, are seeking healthier alternatives in order to live longer, healthier lives. As such, manufacturers are bringing to market new products that promote health and wellness and offer benefits beyond beauty. We also believe consumers are increasingly seeking beauty products that allow them to maintain a healthy lifestyle and a natural look and feel. Euromonitor points to an increased focus on natural products due to trends towards environmentalism and consumers' aligning themselves with the perceived simplicity and "back-to-basics" characteristics of such products. Natural products often are perceived by consumers as healthier alternatives.

        Euromonitor also reports that the growth in facial makeup is expected to continue as consumers become more aware of the dangers of skin cancer and wrinkles caused by over-exposure to the sun. At the same time, the aging of baby boomers is expected to increase the demand for products with anti-aging benefits according to Euromonitor. Specifically, aging women are likely to use more foundation and concealer in an effort to cover up wrinkles and discoloration.

        We believe a gradual shift is occurring in the distribution of premium beauty care products which have traditionally been distributed predominantly through department stores. Increasingly, premium products such as ours are being sold through direct-response television, such as infomercials and home shopping television, as well as through specialty retail, and spas and salons. According to industry sources, color cosmetics sales in these channels are projected to grow at a higher rate than sales of color cosmetics in total. We believe that growth in beauty product sales through these channels is being fueled by increasing consumer acceptance of direct-response television, the ability of prestige beauty companies to provide educational messages through this channel rather than traditional image-based marketing, and increased viewership. We believe independent prestige retailers, in turn, increasingly recognize the national and international product support provided by direct-response television. We believe these retailers are increasingly seeking unique products and brands featured in direct-response television to be sold in their retail stores. Euromonitor also reports the continuing growth in consumers' desire for spa and salon services, which we believe will result in increased sales of beauty care products through this channel.

Competitive Strengths

        We believe the following competitive strengths position us for continued, sustainable growth in the future:

        Recognized expertise within mineral-based cosmetics category.    The Bare Escentuals brand and our experience with mineral-based cosmetics date back to our original boutique which opened in 1976. We believe our distinct focus on mineral-based cosmetics and experience within the mineral-based cosmetics category distinguish us from our competitors who primarily sell liquid- or cream-based cosmetics. Our brand message centers on key points of differentiation from traditional cosmetics, including the efficacy, unique application, and natural look and feel of our i.d. bareMinerals products. Through this focused approach, we have become a leading mineral-based cosmetics company and have developed a brand strongly associated with mineral-based cosmetics.

        We believe our i.d.-branded cosmetics have been at the vanguard of women's conversion to, and the expansion of the market for, mineral-based makeup as women have discovered the benefits of these products. We also believe our mineral-based cosmetics appeal to a broad range of women, regardless of age, race or income, and capitalize on consumers' growing desire for healthy living and natural products by offering the following benefits:

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  a natural or "bare" skin appearance with adjustable coverage, providing the benefits of cosmetics without giving the consumer a heavily made-up look or lines of demarcation often associated with liquid- or cream-based foundation;

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  a lighter and more comfortable application, resulting in consumers' feeling that they are not wearing makeup;

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  a natural formulation, free of preservatives, oil, fragrances, talc, waxes and binders typically found in traditional cosmetics; and

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  a reduction in skin irritation and other skin problems commonly associated with the use of traditional cosmetics.

        We believe these differentiating factors have resulted in many women switching from traditional liquid- or cream-based cosmetics products offered by our competitors to our mineral-based cosmetics. In addition, we believe that our core i.d. bareMinerals foundation products appeal to women who do not currently wear foundation. In a response survey distributed to approximately 50,000 of our infomercial customers in August 2005 and to which approximately 6,000 customers responded, 16% of respondents stated that they did not wear any foundation prior to purchasing i.d. bareMinerals. We believe the broad appeal of our products is demonstrated by our success in specialty beauty retailers Sephora and Ulta, which tend to serve a younger demographic of women, as well as through direct-response television which tends to serve a more mature demographic.

        Enthusiastic and loyal consumer base.    Our consumers exhibit brand loyalty and enthusiasm for our products, promoting sales of our products through word-of-mouth referrals and high rates of participation in our infomercial continuity program. Our August 2005 response survey of our infomercial customers revealed that:

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  90% of respondents expect to use i.d. bareMinerals indefinitely;

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  87% of respondents would "enthusiastically" recommend i.d. bareMinerals to a friend; and

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  87% of respondents consider i.d. bareMinerals foundation as their "primary" or "only" foundation.

        Strong consumer enthusiasm and loyalty have resulted in the development of a community of consumers who share a passion for our products. This community has expressed itself through attendance at events we sponsor, as well as events initiated by individual consumers. In addition, some of our loyal consumers have established an online community independent of the company's efforts via the website www.beaddicts.com. This loyal community of users provides invaluable feedback that we often incorporate into our marketing strategies and product development.

        Consumer-focused product development and packaging.    We focus a significant portion of our product development efforts on creating new products and improving existing products based on feedback and suggestions from our consumer community. We actively solicit ideas from this community to improve existing products, expand color assortments and introduce new products that better meet the needs of our consumers. In addition, we receive numerous unsolicited suggestions from consumers via letters and e-mails as well as at the many in-store events that we host. Many of these suggestions are the catalyst for new product development and introductions. For example, we introduced a successful new all-over face color called Trudy, which is a unique color combination we named after the dedicated consumer who suggested it. We developed our Beautiful at Any Age kits, which include tailored product assortments for women in their 20s, 30s, 40s and 50s, based on feedback from our consumers that were searching for age-specific solutions to meet their cosmetics needs.

        We seek to reinforce the benefits of our products by highlighting the emotions our products are intended to inspire in our marketing and packaging. We believe that this "emotion-inspired" marketing and product packaging differentiates us from our competitors and enhances our brand strength. Examples of this emotion-inspired marketing include our Glee brand of all-over face color which is named for the "happy glow" that the product is intended to deliver as well as our Warmth brand of bronzer which we created to provide a well-rested, healthy and radiant look. Our goal is to make wearing makeup a fun and desirable experience for our consumers. We believe that by involving our community of users in product development and by utilizing emotion-inspired marketing, we help to develop a closer connection with our consumers as well as build excitement around our new product introductions.

        Authentic brand and differentiated marketing approach.    The Bare Escentuals brand is meant to be refreshing, fun, interactive and centered on our consumer, with an emphasis on a natural image and ease of product application. Our core marketing strategy and brand message center on making beauty "approachable" for all women. Over the years, we have utilized an innovative approach to marketing that differs significantly from traditional cosmetics marketing as we have focused our efforts on:

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  educating consumers as to the natural formulation of, and unique application techniques for, our i.d. bareMinerals-branded products;

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  highlighting consumers' personal experiences with our products and their resulting sense of self-confidence through testimonials featured on our infomercials;

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  developing direct, intimate connections with consumers, particularly through the personal involvement of Leslie Blodgett, our Chief Executive Officer and primary spokesperson;

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  fostering the development of a community among our consumers through in-store events, local media outreach and participation in various consumer online forums in which women can share their experiences and enthusiasm about our products with their friends, families and colleagues;

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  featuring our consumers instead of celebrities in our infomercials; and

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  communicating product efficacy, through live product demonstrations and before and after photos, instead of image-based advertising using professional models and celebrity spokespeople.

        In addition, we reinforce our strength in mineral-based makeup by developing clear, concise and memorable messages to illustrate the techniques unique to our products. We seek to trademark these messages in order to maintain our brand leadership within these categories. For example, our trademarked messages include:

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  Makeup so pure you can sleep in it, which emphasizes our i.d. bareMinerals products' natural formulation; and

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  Swirl, Tap, Buff, which describes the signature application technique of using a makeup brush to apply i.d. bareMinerals cosmetics.

        Mutually reinforcing distribution channels.    We distribute our products through a number of complementary wholesale and retail sales channels, including infomercials, home shopping television, specialty beauty retailers, company-owned boutiques, spas and salons and online shopping. We believe this multi-channel strategy provides for greater consumer diversity, improved consumer reach, increased consumer convenience, more robust consumer feedback and enhanced premium brand reinforcement. In addition, our multi-channel distribution strategy enables us to leverage success in one channel to drive success in another. For example, our infomercial programs allow us to cost-effectively communicate educational messages regarding product differentiation, efficacy and application techniques that drive sales through our other sales channels. In turn, our company-owned boutiques give authenticity to our brand and provide a personal environment in which we offer our full product assortment and provide one-on-one consumer consultations and product demonstrations. Our physical presence at specialty beauty retailers such as Sephora and Ulta helps to further strengthen our brand image and provides additional points of contact for educating consumers about our products. Our distribution through spas and salons provides an informative and treatment-focused environment in which beauty treatment providers, or aestheticians, and spa professionals can communicate the skin and complexion benefits that our i.d. bareMinerals and md formulations products provide.

        Strong financial performance.    Our distinctive marketing and distribution approach has enabled us to achieve significant revenue growth. From 2001 through 2005, we increased net sales approximately 87.5% on a compound annual basis compared with a 2.6% compound annual growth rate for the overall domestic color cosmetics market as reported by Euromonitor. In addition, we believe that our multi-channel distribution strategy has allowed us to generate operating margins superior to those of cosmetics companies that rely on traditional advertising. We have increased operating income from $5.5 million for the year ended December 31, 2002 to $77.3 million for the year ended January 1, 2006. Our operating income as a percentage of net sales has grown from 8.4% for the year ended December 31, 2002 to 29.8% for the year ended January 1, 2006.

        Experienced management team.    Our Chief Executive Officer Leslie Blodgett is a key creative driver of our business and the leading personality behind our brands. Through her direct interaction with consumers, Ms. Blodgett has inspired our unique approach towards product development and developed strong, personal connections with our consumers. In addition, Ms. Blodgett has pioneered our use of infomercials and home shopping television as a means to communicate and market the benefits of our prestige cosmetics. Our President Diane Miles has broad knowledge and significant experience managing prestige cosmetic brands within both retail and wholesale distribution channels. Ms. Miles oversees our sales and marketing efforts and will play a key role as we expand our distribution in the U.S. and internationally. In order to both reinforce our operational and financial infrastructure and effectively support our rapid growth, we have built a strong operations team with significant experience in branded consumer products led by our Chief Financial Officer/Chief Operations Officer Myles McCormick.

Growth Strategy

        Our goal is to strengthen our position as a leading developer and marketer of premium cosmetics and skin care products through the following strategies:

  Further penetrate each of our multiple distribution channels.

        Premium Wholesale.    We intend to continue to increase net sales to our key wholesale accounts which we believe help to further strengthen our brand image and provide additional points of contact to educate consumers about our products. We also will seek to continue to improve our performance in specialty beauty retailers Sephora and Ulta and explore additional opportunities to sell our products through other specialty retailers. Within Sephora and Ulta, we will seek to improve product positioning, focus on collaborative marketing efforts and dedicate additional resources to training Sephora and Ulta sales representatives so they can provide better customer service. In addition, as Sephora and Ulta open new stores, we expect that further penetration in those locations will drive our net sales growth. For example, in 2007, we plan to continue to test selling our products in Sephora locations in J.C. Penney department stores.

        We also believe that an opportunity exists to distribute our products through department stores, a distribution channel that according to Euromonitor accounted for 33.8% of 2005 retail sales of color cosmetics in the United States. As of December 31, 2006, we are currently testing selling our products at four Nordstrom locations and one Macy's location in addition to online at Nordstrom.com. We expect to monitor these testing initiatives throughout 2007 and evaluate a more extensive rollout based on the results of the tests.

        Company-owned Boutiques.    We intend to continue to expand our base of company-owned boutiques based on the attractive financial results that they historically have generated. We had average annual net sales of approximately $1,800 per square foot for the twelve months ended December 31, 2006. Our company-owned boutiques opened since 2003 that have operations of at least twelve months typically have achieved payback on our initial investment within twelve months. As of December 31, 2006, we operated 33 boutiques and believe substantial opportunity exists to open new boutiques throughout North America. We opened five boutiques in 2005 and seven boutiques in 2006, and we plan to open a minimum of ten new boutiques in 2007.

        Infomercials.    We intend to continue the growth of our front-end infomercial sales, which are comprised of initial consumer purchases, and back-end infomercial sales, which include sales through our continuity program, by:

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  using our knowledge and experience to refine and refresh our infomercials and improve the effectiveness of our media spending;

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  increasing our consumers' awareness of their ability to customize the timing and product assortment of their purchases in our continuity programs, which we believe results in our consumers' remaining in the programs longer; and

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  promoting sales of complementary products to infomercial consumers.

        Home Shopping Television.    We intend to increase our net sales through home shopping television by introducing new products on-air, moving towards higher price points through innovative packaging and kitting of our products and expanding our collaboration with QVC on back-end sales of our products through QVC's website, its QVC Beauty and Bare Escentuals-specific catalogs and its continuity programs. We also plan to continue to update our merchandise assortment to foster consumer excitement for our products and stay current with market trends.

        Spas and Salons.    Spas and salons offer opportunities to sell an increasingly diversified mix of our products and enhance our premium brand positioning. We will continue to focus on high volume spa and salon locations to increase sales of our i.d. bareMinerals and md formulations product lines in this channel.

        Leverage our strong market position in foundation to cross-sell our other products.    We plan to leverage the brand recognition and leadership of our i.d. bareMinerals foundation products to cross-sell our other i.d.-branded cosmetics products, including blush, eye makeup and lip products. Our i.d. bareMinerals foundation products enjoy strong consumer loyalty and wide success and comprised approximately 50.4% and 47.9% of our net sales for the fiscal year ended January 1, 2006 and the nine months ended October 1, 2006, respectively. Of the 6,000 respondents to our August 2005 survey of infomercial consumers, 90% responded that they expect to use i.d. bareMinerals indefinitely. To date, we have demonstrated success in cross-selling our non-foundation products in channels where we interact directly with consumers, such as in our boutiques. As we expand the number of physical distribution points for our products, we will seek to maximize opportunities to develop connections with our consumers and educate them about all of our products, including our non-foundation products. A key element of this education is providing consumers opportunities to sample our products so they can experience their look and feel.

        Develop new product concepts.    We believe we have built a specialized distribution platform that we can use to market new concepts and products. We intend to continue to create new products and improve existing products in our core product lines by incorporating consumer feedback into our product development efforts. In addition, we intend to capitalize on our extensive knowledge and experience in mineral-based cosmetics to develop other prestige beauty products and use the success of our i.d. bareMinerals and Bare Escentuals brands, as well as our loyal consumer base, to market these products. Specifically, we will prioritize our product extension opportunities according to which complementary product categories can most benefit from the use of our infomercial and home shopping television channels. For example, in early 2006 we launched an innovative skin care line using a patent-pending mineral-based formula under the RareMinerals brand name.

        Expand our global presence.    We sell our products internationally through a network of distributors in select markets, and we are expanding the direct sale of our products in those international markets offering the following attributes:

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  large cosmetics markets, particularly with respect to sales of foundation products;

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  well-established prestige cosmetics distribution channels; and

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  television-commerce channels with sufficient scale to support an education-based marketing strategy.

        We currently believe that Japan, the United Kingdom, Germany, France and South Korea represent the most significant market opportunities for expanding our global presence. For example, in November 2006, we began selling product in a limited number of Sephora France stores. In January 2007, we began airing an i.d. bareMinerals infomercial in Japan. Later in 2007, we plan to begin selling product on QVC Germany. The performance of our testing initiatives in each international market will be evaluated in advance of a broader rollout.

Products

        We market and sell our products under two principal brands — Bare Escentuals and md formulations. We offer cosmetics, skin care and body care products under the Bare Escentuals brand and professional skin care products under the md formulations brand. We market our cosmetics products under our i.d. brand which includes our popular i.d. bareMinerals product line. We market our skin care products under the RareMinerals brand and our body care products under various sub-brands under Bare Escentuals. We market our professional skin care products under our md formulations brand. A detailed table of our brands and products is set forth below:

Bare Escentuals				md formulations
Cosmetics		Skin Care	Body Care
Professional Skin Care
i.d. bareMinerals	i.d. cosmetics	RareMinerals	Various sub-brands
Foundation	Finishing powders	Nighttime treatment	Washes	Facial cleansers
Concealers	Lipsticks		Lotions	Anti-aging lotions
Blush	Lip glosses		Fragrances	Moisturizers
All-over face color	Lip liners			Acne treatments
Liner shadows	Mascaras			Sunscreen
Eye shadows	Makeup brushes

  Bare Escentuals Brands

        i.d. bareMinerals.    Our i.d. bareMinerals-branded products include our core foundation products and a wide variety of eye, cheek, and face products such as blushes, all-over-face colors, liner shadows, eyeshadows and glimmers. All of our i.d. bareMinerals-branded products are made primarily from finely milled minerals and do not contain any of the chemical additives commonly found in liquid, cream and pressed cosmetics, such as preservatives, oil, fragrances, talc, waxes, binders and other potential skin irritants. We believe the efficacy of our products, as well as their positioning as a healthy and natural alternative to conventional cosmetics, appeals to a broad range of women who prefer a more natural look and feel, have skin conditions such as allergies, rosacea or acne that can be exacerbated by traditional cosmetics, or simply prefer products with a natural formulation. Our cosmetics products comprised approximately 85.6% and 91.3% of our net sales for the years ended January 2, 2005 and January 1, 2006, respectively, and approximately 93.4% of our net sales for the nine months ended October 1, 2006. Our i.d. bareMinerals foundation comprised approximately 46.9% and 50.4% of our net sales for the years ended January 2, 2005 and January 1, 2006, respectively and approximately 47.9% of our net sales for the nine months ended October 1, 2006.

        i.d. cosmetics.    Our i.d.-branded cosmetics include a broad assortment of fashionable color cosmetics and accessories including finishing powders, lipsticks, lip glosses, lip liners, mascaras, and application tools and brushes.

        RareMinerals.    RareMinerals represents an innovative extension of our mineral-based expertise into the skin care category. Our patent-pending RareMinerals Skin Revival Treatment delivers concentrated organic macro and micro minerals to the skin through a time-released, active formulation to reduce the appearance of imperfections and increase skin firmness and hydration.

        Body care brands.    Our body care products include various formulas for the bath, body, and face and are marketed under Bare Escentuals sub-brands such as Daily Essentials and Premium Body. These products are positioned as upscale "boutique" brands that are fun and full of personality.

  md formulations

        Our md formulations brand provides a complete professional skin care solution addressing the rapidly growing anti-aging market. This results-oriented skin care line was originally created to meet the needs of the demanding professional spa and salon channels. md formulations was one of the first commercial glycolic skin care brands developed in the U.S. and continues to be a leading brand in the use of glycolic acid as an active anti-aging compound. The brand uses four key steps, "cleanse, correct, hydrate and protect," to create personalized skin care regimens that help people of all skin types achieve clearer, healthier, younger-looking skin. Our product formulations, which include glycolic compounds, are developed with a specific pH level to deliver maximum results with minimal skin irritation. We also test our products extensively for safety, efficacy and consumer satisfaction.

        Products in the retail line include cleansers to cleanse and exfoliate; corrective treatments to reduce the appearance of wrinkles, discolorations, blemishes and improve overall skin texture and tone; antioxidant moisturizers to hydrate and help defend skin against future damage; and sun protectors to help prevent sunburn and premature skin aging. The brand also offers a complete line of professional-use-only products for use by aestheticians, such as glycolic peels, to complement the consumer retail line. Our md formulations products comprised approximately 11.1% and 7.4% of our net sales for the years ended January 2, 2005 and January 1, 2006, respectively and approximately 5.0% of our net sales for the nine months ended October 1, 2006.

Merchandising and Product Packaging

        Our product formulations and branding are consistent across our distribution channels. However, we tailor product offerings to our distribution channels by creating unique and differentiated "kits" or assortments of products which help us to:

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  introduce new consumers to our brand;

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  create specialized offerings for our channel partners;

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  merchandise products according to channel demographics;

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  increase the average consumer purchase;

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  generate and renew excitement among our consumers; and

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  reinforce our brand.

        For example, our introductory kit, which we market across all distribution channels, includes an assortment of our core products, including two different shades of i.d. bareMinerals foundation, Mineral Veil, Warmth, an application brush, a full coverage brush, a maximum coverage concealer brush and an instructional video. We also offer promotional kits which are typically "themed" to address specific end uses, targeted consumer segments or seasonal offerings. In addition, we produce limited quantities of many of our kits, which helps to generate excitement among consumers due to product scarcity.

Distribution Channels

        We believe that a core element of our success is our distinctive multi-channel distribution model consisting of infomercials, home shopping television, premium wholesale, company-owned boutiques, spas and salons and online shopping. We believe that this distribution model, through which each channel reinforces the others, provides:

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  greater brand awareness across channels;

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  cost-effective consumer acquisition and education;

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  premium brand positioning without the large expenditures on print-based advertising and marketing common in our industry; and

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  improved convenience for consumers.

        We use infomercials and home shopping television to develop brand awareness and educate consumers on product differentiation, proper application and resulting benefits. We believe this increased brand awareness drives consumers to shop in our company-owned boutiques and other retail distribution points where we are able to sell a broader assortment of our products and can interact with consumers on a one-on-one basis. In turn, we believe that our physical presence at specialty beauty retailers Sephora and Ulta further enhances our brand image and validates the premium positioning of our products.

        Our domestic distribution model is summarized as follows:

Media
Retail	Wholesale	Marketing Benefits
Infomercials • Long-form • Short-form • www.bareminerals.com (for infomercial products)	Home Shopping Television • QVC • www.qvc.com	• Consumer education • Brand awareness • Cost-effective consumer acquisition
Traditional
Retail	Wholesale	Marketing Benefits
Company-owned Boutiques Online • www.bareescentuals.com • www.mdformulations.com	Premium Wholesale • Sephora • Ulta • Department stores Spas and salons	• Brand prestige • Personal interaction • Authenticity

  Premium Wholesale

        The premium wholesale channel accounted for 19.2% of our net sales for the year ended January 1, 2006 and 27.2% of our net sales for the nine months ended October 1, 2006. Our premium wholesale channel enables us to provide additional points of contact to educate consumers about our products, expand our traditional retail location penetration with limited capital investment, and further strengthen our brand image. As with our own boutiques, this channel allows us to target a consumer who may be less inclined to shop at home and provides an inviting venue to experience the products personally and discuss product features with experienced sales personnel. We have increased our sales within the premium wholesale channel by introducing our products into Ulta in 1997 and Sephora in 2004. As of October 1, 2006, our products were distributed in approximately 335 locations of these specialty beauty retailers. Bare Escentuals was the top-selling cosmetics brand company-wide at Sephora and Ulta in 2005 and 2006.

  Bare Escentuals Boutiques

        Our company-owned boutiques accounted for 13.7% of our net sales for the year ended January 1, 2006 and 13.7% of our net sales for the nine months ended October 1, 2006. We opened our first retail boutique in 1976 which offered a broad assortment of our bath, body, and cosmetics products under the Bare Escentuals brand. We believe that our company-owned boutiques reinforce our brand image, generate strong sales productivity and can be readily adapted to different location requirements. Our boutiques typically offer our broadest assortment of Bare Escentuals products, including our i.d. bareMinerals and i.d. cosmetics, our RareMinerals products and md formulations products. We believe that our boutiques enhance our ability to build strong consumer relationships and promote additional product use as we provide personal demonstrations and product consultations.

        Below is a summary of our boutique locations open as of December 31, 2006:

California
    Berkeley, CA — Fourth Street
    Canoga Park, CA — Topanga Plaza
    Corte Madera, CA — Town Center
    Pleasanton, CA — Stoneridge Mall
    Roseville, CA — Roseville Galleria
    Santa Clara, CA — Valley Fair Mall
    San Francisco, CA — Stonestown Galleria
    San Francisco, CA — Pier 39
    San Francisco, CA — San Francisco Centre
    San Jose, CA — Oakridge Mall
    San Mateo, CA — Hillsdale Mall
 Denver
    Denver, CO — Denver Pavilions
 Orlando
    Orlando, FL — Florida Mall
 Atlanta
    Atlanta, GA — Atlanta Airport
    Atlanta, GA — Lenox Square
 Chicago
    Chicago, IL — Water Tower
    Oakbrook, IL — Oakbrook
    Schaumburg, IL — Woodfield Mall
 Minneapolis
Bloomington, MN — Mall of America	St. Louis
    St. Louis, MO — St. Louis Galleria
 Charlotte
    Charlotte, NC — South Park Mall
 New Jersey
    Paramus, NJ — Garden State Plaza
 New York
    New York, NY — Third Avenue
    Garden City, NY — Roosevelt Field
    Elmhurst, NY — Queens Center Mall
 Ohio
    Cincinnati, OH — Kenwood Towne Centre
    Beechwood, OH — Beechwood Place
 Pennsylvania
    King of Prussia, PA — King of Prussia Galleria
 Seattle
    Bellevue, WA — Bellevue Square
 Texas
    Dallas, TX — Northpark Center
    San Antonio, TX — The Shops at La Cantera
 Virginia
    McLean, VA — Tysons Corner
 Wisconsin
Glendale, WI — Bayshore Town Center

        We had average annual net sales of approximately $1,800 per square foot for the twelve months ended December 31, 2006. Our company-owned boutiques opened since 2003 that have operations of at least twelve months typically have achieved a payback on our initial investment in them within twelve months. Based on the strong performance and limited geographic penetration of our boutiques to date, we believe that the opportunity exists to expand the number of boutiques that we operate. We opened five boutiques in 2005 and seven boutiques in 2006, and we expect to open a minimum of ten new boutiques in 2007. In addition, we intend to continue to refine our boutique operations including store design and product merchandising in order to maximize store financial performance.

  Infomercials

        Our infomercial sales accounted for 37.4% of our net sales for the year ended January 1, 2006 and 33.7% of our net sales for the nine months ended October 1, 2006. Our infomercials, broadcast in 28-minute "long-form" programs and 60- to 120-second "short-form" programs, create broad brand awareness, communicate the unique properties of mineral-based cosmetics and educate the consumer regarding proper application techniques. Since we first launched our long-form infomercial in 2002, this channel has served as one of our primary marketing mediums as well as a profitable sales and consumer acquisition channel. Our infomercials reach a large and diverse array of consumers through airings on cable and network television. Our long-form infomercial program regularly appears on cable networks such as Lifetime, the i television network, Oxygen, Bravo, FX, The Food Network, Style and Women's Entertainment (WE) and many other smaller cable stations and local networks.

        We work with an independent media agency to develop a media strategy and acquire desired time slots. We seek to achieve maximum media effectiveness through, among other techniques, regular performance evaluations of long-form and short-form programs, ongoing development of new infomercial content, management of local and national media mix and review of television station performance.

        In addition to creating brand and category awareness and driving traffic through our other sales channels, our infomercials also serve as a direct-to-consumer retail sales channel. The channel generates two types of direct sales: "front-end" or initial purchases generated through phone or website orders in response to our aired media, and "back-end" continuity repurchases that replenish the initial cosmetics shipment.

  Home Shopping Television

        Home shopping television accounted for 14.7% of our net sales for the year ended January 1, 2006 and 12.7% of our net sales for the nine months ended October 1, 2006. We believe that home shopping television is a strong consumer acquisition channel that also educates the consumer. Since 1997, we have marketed and sold our i.d. bareMinerals cosmetics line along with other Bare Escentuals products on-air at QVC, through QVC's website at www.qvc.com and in a QVC-produced Bare Escentuals-specific catalog.

        QVC Agreement.    In December 1998, we entered into an agreement with QVC, Inc., under which we granted to QVC the exclusive right to promote, advertise, market, sell and distribute our products in all distribution channels in the United States other than our company-owned boutiques and prestige retail channels. For purposes of the QVC agreement, prestige retail channels means traditional department stores and specialty stores, specialty boutiques and beauty salons but excludes all other retail channels of distribution, including discount stores, drug stores, warehouse stores, superstores and retail outlet stores. In September 2006, we entered into an amendment to our agreement with QVC that gives us the right to enter into additional distribution channels. Under the amendment, we may promote, advertise, market and sell our products on our websites, advertising, catalogs, direct mail promotions and telephone numbers listed in our websites, catalogs and direct mail promotions, so long as we pay QVC a specified royalty on net sales of our products in these channels, which we refer to as Company Direct Marketing Media. Internet sales in the United States of products offered in the same configuration as on our infomercials bear a lower royalty rate than other net sales pursuant to Company Direct Marketing Media. The amendment also states that we may sell our products through the catalogs, direct mail promotions and websites of our prestige retail customers, again subject to payment of a specified royalty on these catalog, direct mail and website sales, which we refer to as Prestige Retail Direct Marketing Media. Our agreement prohibits us from selling products through retail channels not considered "prestige," such as discount stores, warehouse stores and superstores and their associated websites. Under the amended agreement, we also have the right to promote and sell our products through infomercials, so long as we give QVC thirty days to match any bona fide third-party offer for infomercial rights in the United States.

        Pursuant to the amendment, we granted QVC the exclusive right to promote, advertise, market and sell our products in Japan, Germany and the United Kingdom, subject to our rights to promote, advertise, market and sell our products in the same distribution channels available to us in the United States. We may terminate QVC's exclusive rights in Japan, Germany or the United Kingdom if our on-air minutes on QVC in any such country for a given calendar year falls below a specified minimum number of minutes for such country. We are required to pay QVC specified royalties on net sales pursuant to Company Direct Marketing Media in Japan, Germany and the United Kingdom other than internet sales of products offered in the same configuration as on our infomercials on which we are not required to pay a royalty. We are not required to pay a royalty on net sales in

Japan, Germany or the United Kingdom pursuant to Prestige Retail Direct Marketing Media, and QVC does not have a right of first refusal with respect to infomercials in these markets.

        If we develop a new product line that is not competitive with any of the products being offered by QVC, then QVC has the right of first refusal to promote the new product line on the same terms and conditions as our other products under this agreement. Under the agreement, we may maintain a list of consumers who purchase products in our boutiques, by means of Company Direct Marketing Media and infomercials. We have agreed that during the term of the agreement we will not promote, advertise, market or sell products to consumers on this list other than through our boutiques, Company Direct Marketing Media or infomercials and related telephone numbers and websites, nor rent, sell or otherwise make use of this list in a manner not expressly permitted by the Agreement.

        Under the agreement, QVC issues an order for product that it holds on consignment and then issues us a report that shows all sales to its customers. The agreement had an initial term of one year and provides for automatic renewal for successive one-year periods unless either party notifies the other at least thirty days prior to the end of any term and QVC's net sales of our products are less than a minimum amount, subject to QVC's right to cure by paying us additional amounts to make up shortfalls. Since the first year of the QVC agreement, QVC's net sales of our products have been substantially in excess of the minimum amounts. In addition, either party may terminate the agreement upon the other party's material breach, subject to notice and an opportunity to cure. If we terminate the agreement upon QVC's material breach, then QVC may continue to sell our products on a non-exclusive basis for 36 months.

        We are required to make our spokesperson available for at least eight appearances on QVC each year. Leslie Blodgett currently serves as our spokesperson for QVC, but we and QVC may mutually agree to replace Ms. Blodgett as our spokesperson.

  Spas and Salons

        Spas and salons accounted for 9.3% of our net sales for the year ended January 1, 2006 and 8.1% of our net sales for the nine months ended October 1, 2006. Our distribution through spas and salons provides an informative and treatment-focused environment in which aestheticians and spa professionals can communicate the skin and complexion benefits that our i.d. bareMinerals and md formulations products provide. As of October 1, 2006, Bare Escentuals products were offered in approximately 900 spa and salon locations in the U.S. Growth in our spa and salon sales has been driven by our focus on higher-volume accounts as well as the 2002 introduction of our i.d. bareMinerals products into the channel, which were sold in over 80% of our spa and salon accounts open as of October 1, 2006.

  International

        Our international channel accounted for 7.8%, 6.2% and 5.7% of our net sales for the years ended December 31, 2003, January 2, 2005 and January 1, 2006, respectively, and 4.6% of our net sales for the nine months ended October 1, 2006. We market both our Bare Escentuals and md formulations products internationally through a network of distributors. Over the last two years, we have reduced our base of international distributors in order to devote additional resources to countries with significant cosmetics markets. As of October 1, 2006, we sold to approximately 10 distributors who distribute product through retail channels and spas and salons in approximately 12 countries including Japan, the United Kingdom, and France. Working through our distributors, we also have developed a presence on home shopping television in certain international markets.

        To enhance our prospects for successful local execution of these strategies in Japan and Europe, we intend to both work with our existing international distributor network and to develop strategic relationships with local partners who can provide expertise and sales and distribution infrastructure.

Online Shopping

        In addition to selling products via our existing websites, www.bareminerals.com for sales of our infomercial products and www.mdformulations.com for sales of our professional skin care products, in February 2007, we began testing the sale of a limited assortment of our i.d. bareMinerals and RareMinerals products on our website www.bareescentuals.com. In addition to allowing consumers to purchase the core items in our product assortment, the website also educates consumers as to the benefits as well as proper usage and application techniques for each of the products offered.

Marketing and Promotion

        We have an innovative, media-driven marketing strategy which focuses on educating consumers about the benefits of our products, developing intimate relationships with those consumers, and leveraging our multi-channel distribution approach to effectively reach and engage those consumers.

        We employ the following marketing techniques:

        Educational Media.    Our primary method of building brand awareness is through educational media including both our long-form and short-form infomercial programs and home shopping television. In addition to being profitable consumer acquisition channels, these sales channels provide an opportunity for us to communicate the benefits of our products to a broad audience as well as build brand awareness. During 2006, our short- and long-form infomercials were broadcast on television an average of over 540 times per week.

        Consumer Testimonials.    We believe that one of the keys to the success of the Bare Escentuals brands has been testimonials from our consumers regarding the benefits of our products. As opposed to other cosmetics companies that rely on image-based marketing, we have used consumer testimonials, including before and after photos, in our marketing which allow us to demonstrate both the efficacy of our products and the increased self-confidence that our products have given many women. We believe that consumer testimonials are a particularly powerful component of our educational media marketing.

        Public Relations.    We have benefited from a broad range of media coverage that has highlighted our innovative products and success. Our products have been profiled in magazines such as O, the Oprah Magazine, Glamour, Cosmopolitan, Vogue, InStyle, Good Housekeeping, Marie Claire, Shape, Parenting, Natural Health and Women's Wear Daily. We also benefit from public appearances by Ms. Blodgett at our retail events, which have been covered on local television news broadcasts.

        Word of Mouth.    We believe that our company benefits from strong consumer loyalty as well as the emotional connection formed between our consumers and our brand. In turn, we believe that our consumers are strong advocates for our brand and have displayed a willingness to convert others to our brand. In our August 2005 response survey of our infomercial customers, 87% of respondents using i.d. bareMinerals would "enthusiastically" recommend i.d. bareMinerals to a friend.

        Bare Escentuals Consumer Community.    Strong consumer loyalty has resulted in the development of a community of consumers who share a passion for our Bare Escentuals brand. This community has expressed itself through attendance at events we sponsor, as well as events initiated by individual consumers. In addition, these loyal consumers have established an online community independent of the company's efforts via the website www.beaddicts.com. This loyal community of users provides invaluable feedback that we often incorporate into our marketing strategies and product development.

Product Development

        We focus a significant portion of our product development efforts on creating new products and improving existing products based on feedback and suggestions from our consumers. Many of these suggestions are the catalyst for new product development and introductions. For example, we recently introduced a successful new all-over face color called Trudy, which is a unique color combination we named after the dedicated consumer who suggested it. Our Beautiful at any Age kits, which include tailored product assortments for women in their 20s, 30s, 40s and 50s, were developed based on feedback from our consumers who were searching for age-specific solutions to meet their cosmetics needs.

        We seek to reinforce the benefits of our products by highlighting the emotions our products are intended to inspire in our marketing and packaging. Examples of this emotion-inspired marketing include our Glee brand of all-over face color which is named for the "happy glow" that the product is intended to deliver as well as our Warmth brand of bronzer which we created to provide a well-rested, healthy and radiant look. Our goal is to make wearing makeup an enjoyable and desirable experience for our consumers. We believe that by involving our community of users in product development and by utilizing emotion-inspired marketing, we help to develop a closer connection with our consumers as well as build excitement around our new product introductions.

        Our product development department works with third-party laboratory teams to develop different shades and textures for our prospective products, and to determine the fragrance, opacity and viscosity of such products. After consumer evaluations and stability and compatibility testing, the product undergoes clinical and safety testing. Finally, the product must meet adequate color, texture and performance tests before it can be marketed.

        We also believe we have built a specialized distribution platform that we can use to market new concepts and products. We intend to continue to create new products and improve existing products in our core product lines by incorporating consumer feedback into our product development efforts. In addition, we intend to capitalize on our extensive knowledge and experience in mineral-based cosmetics to develop other prestige beauty products and use the success of our i.d. bareMinerals and Bare Escentuals brands, as well as our loyal consumer base, to market these products.

Sourcing

        We use third-party contract manufacturers and suppliers to obtain substantially all raw materials, components and packaging products and to manufacture finished products relating to our Bare Escentuals and md formulations brands. We utilize approximately 30 different product and packaging suppliers from which we source and contract manufacture our products. Suppliers purchase all necessary raw materials, including the minerals used to manufacture our products. BioKool, LLC is the sole supplier of the proprietary ingredient in our RareMinerals products. Other than the ingredient supplied by BioKool, we do not believe any of the raw materials used in our products is scarce or that raw materials or lack of suppliers present a potential supply chain risk. Each supplier manufactures products that meet our established guidelines.

        With respect to our other third-party manufacturers, we make purchases through purchase orders. We believe that we have good relationships with our manufacturers and that there are alternative sources in the event that one or more of these manufacturers is not available. We continually review our manufacturing needs against the capacity of our contract manufacturers to ensure that we are able to meet our production goals, reduce costs, and operate more efficiently.

Fulfillment

        Our fulfillment operations consist of an approximately 69,000 square foot company-operated distribution center in Hayward, California and an approximately 110,000 square foot fulfillment and distribution center operated by Datapak Services Corporation, or Datapak, an unrelated third party, in Plymouth, Michigan. We also plan to open a new 300,000 square foot facility in Obetz, Ohio during 2007. From Hayward, we distribute wholesale and bulk orders of product to our retail boutiques, spas and salons, premium wholesale customers, international distributors and QVC. From Plymouth, Datapak fulfills direct-to-consumer orders, including distribution of product to our infomercial and Internet customers. We have delivered notice of non-renewal to Datapak, and we plan to take over the fulfillment functions Datapak currently peforms at our new facility in Obetz, Ohio. We will use the new facility to distribute products to our premium wholesale, spa and salon and international customers, QVC, our company-owned boutiques and infomercial and online shopping customers.

        Distribution Centers.    In August 2005, we moved our Company-operated distribution center from Emeryville, California to a larger, more modern facility in Hayward, California. Built in 1997, the new facility at approximately 69,000 square feet is nearly three times larger than our previous facility. In February 2007, we entered into a ten-year lease for an approximately 300,000 square foot facility in Obetz, Ohio. The new facility in Obetz is within two business days of approximately 60% of the US population, and is expected to primarily service Midwest and East Coast premium wholesale customers, QVC, company-owned boutiques, infomercial and online shopping customers. The facility is expected to expand warehouse capacity to support wholesale growth over the next five years, improve customer service, improve flexibility to offer promotional items and reduce shipping time and costs to our premium wholesale customers, spas and company-owned boutiques located in the Midwest and the East Coast.

        Datapak Distribution Center.    Datapak specializes in fulfillment for direct response television, business-to-business, business-to-consumer, e-commerce fulfillment and product branding campaigns and has almost 20 years of experience in the fulfillment industry. We have had a relationship with Datapak for over four years. In January 2006, we entered into a master services agreement with Datapak. Under this agreement, Datapak provides us with a customized order fulfillment and administrative program, which includes packaging and shipping orders of our products. In addition, Datapak maintains an inventory tracking system and provides a customer inquiry line, telemarketing services, infomercial order processing and data and statistics regarding its services. Under this agreement, Datapak is required to ship substantially all orders for our product within 24 hours of the time of the order. Our agreement with Datapak expires on December 31, 2007, after which it will be automatically extended for additional one-year periods unless either party provides 90 days' written notice of its intention not to renew. We have delivered notice of non-renewal to Datapak, and we plan to take over the fulfillment functions Datapak currently performs at our new facility in Obetz, Ohio.

Information Technology

        We use our information systems to manage our wholesale, retail, and corporate operations. These management information systems provide business process support and intelligence across our multi-channel operations. Our systems consist of merchandising, wholesale order management, retail point of sale and inventory management, and finance and accounting systems.

        In 2006, we embarked on a comprehensive strategy to replace our legacy information systems infrastructure. Our new systems will include core functions such as purchasing, merchandising, finance and accounting, inventory and order management, and warehousing and distribution. We expect this process to be substantially complete before the end of 2007. In connection with this process, we hired a new Vice President of Information Technology who will oversee our systems infrastructure upgrade.

        In August 2005, we relocated our data center to an offsite facility with redundant systems for power, HVAC and security as well as seismic precautions and fire suppression. In addition, this facility has been granted "Essential Facility" status according to applicable building codes, assuring that facility will remain operational during and after a major earthquake, and that tenants will be allowed on-site without the city inspection required of non-essential structures.

Trademarks, Licenses and Patents

        We own or have rights to use the trademarks necessary, for manufacturing, marketing, distributing and selling our cosmetics, fragrances and skin care brands. These marks include brand names for products as well as product categories, including: Bare Escentuals, i.d., md formulations, i.d. bareMinerals, RareMinerals, bareVitamins, md forte and Mineral Veil. All of these trademarks are the subject of either registrations or pending applications in the United States, as well as numerous other countries worldwide where we do business. In general, trademarks are valid as long as they are in use and/or their registrations are properly maintained, and trademark registrations can generally be renewed indefinitely so long as the marks are in use. We consider the protection and enforcement of our trademark rights to be important to our business.

        TriStrata Agreement.    We hold a license from TriStrata Technology Inc. allowing us to use patented technology regarding glycolic acid in our professional skin care lines. We entered into a license agreement with TriStrata in July 1999. Under the agreement, as amended to date, TriStrata granted us a non-exclusive license of its patent rights for products containing glycolic acids and its salts for the treatment of wrinkles and fine lines, dry skin, in combination with salicylic acid for the treatment of acne and in combination with hydroquinone 2% or less for the treatment of skin pigmentation, and as a skin cleanser, hair conditioner and shampoo. The agreement prohibits us from marketing products using the licensed technology from TriStrata through multi-level or door-to-door channels. We pay TriStrata a royalty, including a minimum annual royalty amount on products we sell using its patented technology. TriStrata may terminate the license agreement with us if we fail to pay any amounts required or otherwise breach a provision under the license agreement, subject to prior written notice and an opportunity to cure. TriStrata also may terminate the license in the event of our bankruptcy or insolvency. We may terminate the license agreement on six months' prior written notice, after which we can make no further sales of products that incorporate the licensed technology.

        Rights to md formulations.    Our MD Formulations Inc. subsidiary acquired rights to the md formulations trademarks and some of our md formulations product rights from a large specialty pharmaceutical company in 1999. We currently sell our md formulations products in sales channels that arguably exceed the permitted field of use specified in the purchase agreement. The agreement provides for the sale to MD Formulations of md formulations product rights for use in a field of use defined as the research, development, manufacture, marketing and sale of alpha hydroxy acid, or AHA, skin care products to "skin care aestheticians" worldwide and to physicians outside of the United States. The party from which we purchased the md formulations product rights is aware of our sales in these channels and has not requested that we discontinue sales in these channels, although it has to date refused our requests to extend the license to explicitly cover all of these sales. However, if it were to challenge our rights to sell md formulations products in these distribution channels, we could be required to engage in litigation or negotiation regarding these rights or enter into a commercial arrangement with respect to these rights.

        BioKool Agreement.    We also hold a license with BioKool, LLC for its patent-pending mineral extraction technology, which we use in our RareMinerals products. In September 2005, we entered into a license and supply agreement with BioKool in contemplation of new product development, pursuant to which we have the exclusive, worldwide right to use its proprietary mineral ingredients in our personal care products. BioKool has agreed to supply all of our requirements for the ingredients. We will make orders on a purchase order basis and are not required to purchase any minimum quantity. We may cancel or change a purchase order on 30 days notice without incurring any charges. Upon the completion of a successful clinical test, we paid BioKool $1.0 million. We are required to use commercially reasonable efforts to incorporate the licensed ingredients into commercial products. In the nine months ended October 1, 2006, we launched commercial sales of the products containing the licensed ingredients. We are required to pay a royalty on net sales of such products, including a minimum royalty amount. The agreement expires in September 2015, but may be renewed thereafter. In addition, we have the sole right to renegotiate the minimum royalties or other compensation within 120 days after the second anniversary of the first commercial launch of a product. Either party has the right to terminate the agreement if the other party fails to perform any material term of the agreement subject to 60 days' prior written notice. Upon termination, we may sell any products in our inventory, but may not make any additional products containing the licensed ingredients. BioKool has agreed to indemnify us against any liabilities we incur based upon a claim that the licensed ingredients or the BioKool mineral technology infringes upon any intellectual property rights of others. In addition, we have agreed to indemnify BioKool against any liabilities to the extent based upon claims that the products we develop using the mineral technology infringe upon any intellectual property rights of others or claims alleging misrepresentations regarding the efficacy of our products.

        We own numerous copyrights and trade dress rights for our products, product packaging, and catalogs.

Competition

        The beauty industry is highly competitive and, at times, subject to rapidly changing consumer preferences and industry trends. Competition is generally a function of brand strength, assortment and continuity of merchandise selection, reliable order fulfillment and delivery, and level of brand support and customer support. We compete with a large number of manufacturers and marketers of beauty products, many of which have significantly greater resources than we do. Many of our competitors also have the ability to develop and market products similar to and competitive with our products. Specifically, we compete with the major makeup and skin care companies which market many brands including Avon, Bobbi Brown, Chanel, Clarins, Clinique, Estée Lauder, L'Oréal, Lancôme, M.A.C., Neutrogena, Shiseido and Smashbox, of which Avon, L'Oréal and Neutrogena, recently launched mineral-based makeup. We also compete with several smaller mineral-based cosmetics brands.

        We believe that we compete primarily on the basis of product differentiation, sales and marketing strategy and distribution model. In addition to the significant resources we have devoted over time to developing our innovative product formulation and differentiated product concepts, we believe that our expertise within the mineral-based cosmetics category, brand authenticity and loyal consumer base, and multi-channel marketing and distribution expertise provide us with competitive advantages in the market for prestige cosmetics.

Government Regulation

        We and our products are subject to regulation by the Food and Drug Administration, the Federal Trade Commission, State Attorneys General in the U.S., the international regulatory authorities in the countries in which our products are produced or sold. Such regulations principally relate to the safety of our ingredients, proper labeling, advertising, packaging and marketing of our products. For example, in Japan, the Ministry of Health, Labor and Welfare requires our distributor to have an import business license and to register each personal care product imported into Japan. In addition, the sale of cosmetics products is regulated in the European Union member states under the European Union Cosmetics Directive, which requires a uniform application for foreign companies making personal care product sales. We believe that we are in substantial compliance with such regulations, as well as with applicable federal, state, local and international and other countries' rules and regulations governing the discharge of materials hazardous to the environment. There are no capital expenditures for environmental control matters either planned in the current year or expected in the near future. However, regulations that are designed to protect consumers or the environment have an influence on our products.

        Under the FDC Act, cosmetics are defined as articles applied to the human body to cleanse, beautify or alter the appearance. Cosmetics are not subject to pre-market approval by the FDA but the product and ingredients must be tested to assure safety. If the product or ingredients are not tested for safety, a specific warning is required. The FDA monitors compliance of cosmetic products through random inspection of cosmetic manufacturers and distributors. The FDA utilizes an "intended use" doctrine to determine whether a product is a drug or cosmetic by the labeling claims made for the product. If a cosmetic product is intended for a disease condition or to affect the structure or function of the human body, the FDA will regulate the product as a drug rather than a cosmetic. The product will then be subject to all drug requirements under the FDC Act including pre-approval by the FDA of the product before future marketing. The labeling of cosmetic products is subject to the requirements of the FDC Act, Fair Packaging and Labeling Act and other FDA regulations. If the FDA considers label claims for our cosmetic products to be claims affecting the structure or function of the human body, our products may be regulated as drugs. If our products are regulated as drugs by the FDA, we would be required to conduct clinical trials to demonstrate safety and efficacy of our products in order to continue marketing such products. However, we may not have sufficient resources to conduct any required clinical studies and we may not be able to demonstrate sufficient efficacy or safety data to resume future marketing of such products. Any inquiries from the FDA or other foreign regulatory authorities into the regulatory status of our cosmetic products and any related interruption in the marketing and sale of those products could severely damage our brands and company reputation in the marketplace.

Properties

        We currently lease a total of approximately 64,000 square feet at a facility in San Francisco, California for our corporate headquarters. The lease for our corporate headquarters expires July 2015. We believe that this facility, including additional space that we have the ability to acquire under options in the lease, will provide us with adequate space for growth for the next two years. In addition, we lease an approximately 12,000 square foot facility in San Francisco, California related to our prior corporate headquarters that we are currently subleasing. This lease expires in March 2007.

        We lease an approximately 69,000 square foot facility in Hayward, California for use as a distribution center to our boutiques and our wholesale channels. The lease of this facility expires in July 2010. We have leased a new facility in Obetz, Ohio in 2007 for ten years of approximately 300,000 square feet. We believe with this new distribution facility we will have adequate space for growth for the next five years, and we believe that we will be able to locate and acquire additional space for our operations on commercially reasonable terms. In addition, we lease an approximately 24,000 square foot facility in Emeryville, California related to our prior distribution center. This lease expires in June 2007.

        As of December 31, 2006, we leased approximately 31,000 gross square feet relating to 33 company-owned boutiques. Most of our company-owned boutique leases have lease terms of approximately ten years and provide for a minimum rent plus a percentage rent based upon sales after certain minimum thresholds have been achieved. These leases generally require that we pay insurance, utilities, real estate taxes and repair and maintenance expenses. Some of the leases also contain early termination options, which can be exercised by us or the landlord under certain conditions.

Employees

        As of December 31, 2006, we had 863 employees, of whom 341 were full-time employees and 522 were part-time employees. During the fourth quarter of each year, we increase the sales force at our boutiques to meet consumer demand during the peak holiday selling season. Thus, the total number of employees fluctuates with the most major changes occurring at the boutique sales level.

        None of our employees is represented by a collective bargaining agreement. There are no pending labor-related legal actions against us filed with any state or federal agency. We believe our employee relations are good.

Legal Proceedings

        Bare Escentuals is subject to various claims and legal actions during the ordinary course of our business. We believe that there are currently no claims or legal actions that would have a material adverse impact on our financial position, operations or potential performance.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers, key employees and directors as of October 1, 2006:

Name	Age	Position
Leslie A. Blodgett	43	Chief Executive Officer and Director
Diane M. Miles	52	President
Myles B. McCormick	35	Senior Vice President, Chief Financial Officer, Chief Operations Officer and Secretary
Ross M. Jones	41	Director and Chairman of the Board
Bradley M. Bloom	53	Director
John C. Hansen	47	Director
Michael J. John	52	Director
Lea Anne S. Ottinger	48	Director
Karen M. Rose	58	Director
Glen T. Senk	50	Director

Executive Officers

        Leslie A. Blodgett has served as Chief Executive Officer and a member of our board of directors and that of our predecessor since 1995. From 1995 until May 2006, Ms. Blodgett also served as our President and that of our predecessor. Prior to joining Bare Escentuals, Ms. Blodgett held various positions at Neutrogena, a dermatology division of Johnson & Johnson, a manufacturer of health care products, Procter & Gamble, Inc., a manufacturer and distributor of household products and Max Factor, a cosmetics division of Procter & Gamble. Ms. Blodgett serves on the board of GoSmile, Inc., a privately-held company. Ms. Blodgett completed the Cosmetic Marketing Program at the Fashion Institute of Technology in New York, New York.

        Diane M. Miles has served as our President since May 2006. Prior to joining us, Ms. Miles served in a variety of positions at LVMH Moët Hennessy Louis Vuitton, a manufacturer of luxury goods, from October 1990 until May 2006, most recently as the Chief Executive Officer of Benefit Cosmetics, a cosmetics division of LVMH, from October 2003 to May 2006. Under LVMH's Christian Dior apparel brand, she served as Senior Vice President of Marketing from 2000 to 2003 and Marketing Director from 1990 to 2000. Before LVMH, Ms. Miles started her beauty career with L'Oréal, and held several management positions for Lancôme, Biotherm and Vichy, cosmetics/dermatology divisions of L'Oréal. Ms. Miles received an M.P.S. from the University of London.

        Myles B. McCormick has served as our Chief Financial Officer since December 2004 and our Chief Operations Officer since March 2006. Prior to joining us, Mr. McCormick was Chief Financial Officer for The Gymboree Corporation, an apparel retailer, from February 2002 to December 2004, and Vice President of Finance from May 2001. Prior to that, he held several management positions at Electronic Arts, a developer and marketer of interactive software games, bebe stores, Inc., an apparel retailer and Espirit deCorps., an apparel retailer. Mr. McCormick holds an M.B.A. from Notre Dame de Namur at Belmont, California and a B.S. from California Polytechnic State University at San Luis Obispo.

Board of Directors

        Ross M. Jones has served as chairman of our board of directors since July 2004 and has served as a member of our board of directors since June 2004. Mr. Jones is a Managing Director of Berkshire Partners LLC, a private equity investment partnership which he joined in 1993. He worked at Bain & Co., a management consulting partnership and in the Investment Banking Division of Morgan Stanley & Co. before joining Berkshire Partners LLC in 1993. Mr. Jones became a Managing Director of Berkshire Partners LLC in 2000 and is or has been a director of several of Berkshire Partners LLC's consumer, retailing, manufacturing, and business services companies including Carter's, Inc., a public company, and the private companies N.E.W. Customer Service Companies, Inc., Waterworks, Inc., AVW-TelAv Inc., Sterling Collision Centers, Inc., and Thomas Built Buses, Inc., now a division of the public company Daimler Chrysler, AG. Mr. Jones earned a B.A. from Dartmouth College and an M.B.A. from Stanford University's Graduate School of Business.

        Bradley M. Bloom has served as a member of our board of directors since June 2004. Mr. Bloom is a Managing Director of Berkshire Partners LLC, which he co-founded in 1986. He is a director of Carter's, Inc., a public company, and is or has been a director of several of Berkshire Partners LLC's private consumer and retailing companies including the private companies Citizens of Humanity, LLC, Acosta, Inc., Gordon Brothers Group, Sterling, Inc., America's Best Contacts and Eyeglasses, L.P., and Miami Cruiseline Services Holdings I.B.V. Before founding Berkshire Partners LLC, Mr. Bloom worked at Thomas H. Lee Company, a private financial services firm, for seven years and spent two years with the First National Bank of Boston. He earned an A.B. from Harvard College and an M.B.A. from Harvard Business School.

        John C. Hansen has served as a member of our board of directors since June 2004 and the boards of each of our predecessor companies, MD Formulations and Bare Escentuals, since 1999 and 1990, respectively. Since March 1998, Mr. Hansen has served as President of JH Partners, LLC, a private equity firm formerly known as Jesse.Hansen&Co. Mr. Hansen is currently a member of the boards of directors of Design Within Reach, Inc., a public company, and the private companies, GoSmile, Inc., Coraline S.p.A., the owner of the Frette brand luxury linens businesses, and Jurlique International Pty Ltd. Mr. Hansen has previously served on the boards of directors of the following private companies, Walter Drake, Inc., The Record Bar, Inc., Performance Bicycle Shop, Inc., Bell Sports, Inc., Wellpet and Thermolase Corporation, Inc. Mr. Hansen received an A.B. from Harvard College, an M.B.A. from Harvard Business School and a J.D. from University of California, Berkeley.

        Michael J. John has served as a member of our board of directors since November 2005. Since April 2004, Mr. John has served as a senior partner of JH Partners, LLC. Prior to joining JH Partners, LLC, Mr. John was President and Chief Executive Officer of City Graphics, a private graphic design company, from 1993 to 2003. Previously, Mr. John served as President and Chief Executive Officer of Pacific Lithograph, a commercial lithographer. Mr. John currently serves on the boards of the private companies AmeriMark Direct, LLC, BAP Holdings, LLC, Pikes Peak Direct Marketing, Inc., Coraline S.p.A., Country Home Products, Inc. and Violight, Inc. He received a B.S. from the University of Oregon and also completed the Stanford Executive Management Program.

        Lea Anne S. Ottinger has served as a member of our board of directors since June 2004. Ms. Ottinger has served as a strategic business consultant, with a focus on mergers and acquisitions, since 1998. Ms. Ottinger owned and operated several of The Body Shop cosmetic stores between 1990 and 1998. Ms. Ottinger also served on The Body Shop's franchisee board from 1995 to 1998. Ms. Ottinger was a Vice President of Berkshire Partners LLC from 1985 to 1989. Prior to that, Ms. Ottinger worked at Thomas H. Lee Company from 1982 to 1985. Ms. Ottinger currently serves on the board of directors of Savers, Inc., a private company. Ms. Ottinger received a B.A. from Stanford University.

        Karen M. Rose has served as a member of our board of directors since May 2006. Ms. Rose has been a business consultant since October 2003. Ms. Rose was Group Vice President and Chief Financial Officer of The Clorox Company from December 1997 until her retirement in October 2003. Prior to that, Ms. Rose held various management positions including Director of Finance, Household Products Company and Vice President and Treasurer since joining Clorox in 1978. Ms. Rose currently serves on the board of directors of Maidenform, Inc., a public company. Ms. Rose received a B.A. from the University of Wisconsin and an M.B.A. from The Wharton School at the University of Pennsylvania.

        Glen T. Senk has served as a member of our board of directors since November 2004. Mr. Senk has served as a director of the public company Urban Outfitters, Inc., a public company, since 2004 and has served as President of Anthropologie, Inc., an apparel retail division of Urban Outfitters since April 1994. Mr. Senk was named Executive Vice President of Urban Outfitters, Inc. in May 2002, and assumed responsibility for Urban Outfitters' Free People division in May 2003. Prior to joining Urban Outfitters, Mr. Senk was Senior Vice President and General Merchandise Manager of Williams-Sonoma, Inc., a public home goods retailer from 1991 to 1993 and Chief Executive of the Habitat International Merchandise and Marketing Group in London, England from 1989 to 1991. Mr. Senk began his retail career at Bloomingdale's, where he served in a variety of roles including Managing Director of Bloomingdale's By Mail. Mr. Senk earned a B.A. from New York University and an M.B.A. from the University of Chicago Graduate School of Business.

Board Composition

        Our board of directors currently consists of eight members whose terms of office are divided into three classes:

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  Class I, whose term will expire at the annual meeting of stockholders to be held in 2007;

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  Class II, whose term will expire at the annual meeting of stockholders to be held in 2008; and

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  Class III, whose term will expire at the annual meeting of stockholders to be held in 2009.

        Class I consists of Ross M. Jones and Glen T. Senk, Class II consists of Bradley M. Bloom, Michael J. John and Lea Anne S. Ottinger, and Class III consists of Leslie A. Blodgett, John C. Hansen and Karen M. Rose. At each annual meeting of stockholders, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. A resolution of the board of directors may change the authorized number of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

        Pursuant to a stockholders agreement entered into in June 2004 by and among us and our stockholders, Messrs. Hansen, John, Jones and Bloom and Ms. Blodgett were each elected to serve as members of our board of directors and, as of the date of this prospectus, continue to so serve. The provisions of the stockholders agreement relating to the nomination and election of directors terminated upon completion of our initial public offering on October 4, 2006, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock. For a more complete description of the voting arrangements in the stockholders agreement, see "Certain Relationships and Related Party Transactions — Other Arrangements."

Board Committees

        Our board of directors has established three standing committees: the audit committee, the compensation committee and the nominating/corporate governance committee.

        Audit Committee.    Our audit committee currently consists of Michael J. John, Lea Anne Ottinger and Karen M. Rose, each of whom is a non-management member of our board of directors. Our board of directors has determined that Ms. Ottinger and Ms. Rose satisfy the independence requirements of the Nasdaq Stock Market and the SEC. Ms. Rose serves as the chairman of this committee, and our board of directors has determined that Ms. Rose qualifies as an "audit committee financial expert" as that term is defined in the rules and regulations established by the SEC. The functions of this committee include:

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  meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

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  meeting with our independent auditors, with internal financial personnel and with Grant Thornton LLP, which has been engaged to provide Sarbanes-Oxley-related consulting services, regarding these matters;

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  appointing, compensating, retaining and overseeing the work of our independent auditors and recommending to our board of directors the engagement of our independent auditors;

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  pre-approving audit and non-audit services of our independent auditors;

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  reviewing our audited annual financial statements, our unaudited interim financial statements, and our periodic reports and discussing the statements and reports with our management, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management;

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  reviewing the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor's senior personnel that are providing us audit services; and

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  reviewing all related-party transactions for approval.

Both our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

        Compensation Committee.    Our compensation committee currently consists of Bradley M. Bloom, Ross M. Jones and Glen T. Senk, each of whom is a non-management member of our board of directors. Our board of directors has determined that Messrs. Bloom, Jones and Senk satisfy the independence requirements of the Nasdaq Stock Market. Each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986. Mr. Jones serves as the chairman of this committee. The functions of this committee include:

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  reviewing and, as it deems appropriate, recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

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  exercising authority under our equity incentive plans; and

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  assisting the Board in developing and evaluating candidates for key executive positions and ensuring a succession plan is in place for the chief executive officers and other executive officers.

        Nominating/Corporate Governance Committee.    Our nominating/corporate governance committee currently consists of John C. Hansen, Ross M. Jones and Glen T. Senk, each of whom is a non-management member of our board of directors. Our board of directors has determined that Messrs. Jones and Senk satisfy the independence requirements of the Nasdaq Stock Market. Mr. Jones serves as the chairman of this committee. The functions of this committee include:

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  reviewing and recommending nominees for election as directors;

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  assessing the performance of the board of directors;

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  developing guidelines for board composition;

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  recommending processes for annual evaluations of the performance of the board of directors, the chairman of the board of directors and the chief executive officer; and

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  reviewing and administering our corporate governance guidelines and considering other issues relating to corporate governance.

Compensation Committee Interlocks and Insider Participation

        Mr. Hansen (who no longer serves on our compensation committee), and Messrs. Jones and Senk served as members of our compensation committee during the last fiscal year. None of the members of our compensation committee at any time has been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee. Our full board of directors made all compensation decisions prior to the creation of our compensation committee in 2005. Certain transactions between us and affiliates of Mr. Hansen are described under "Certain Relationships and Related Party Transactions — Transactions with Affiliates of John C. Hansen."

COMPENSATION DISCUSSION AND ANALYSIS

        The compensation committee of our board of directors, comprised entirely of independent directors, administers the Company's executive compensation program. The role of the compensation committee is to oversee the Company's compensation and benefit plans and policies, administer its stock plans and review and approve annually all compensation decisions relating to all executive officers.

        The compensation programs are intended to provide a link between the creation of stockholder value and the compensation earned by our executive officers and has been designed to:

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  Attract, motivate and retain superior talent,

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  Encourage high performance and promote accountability,

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  Ensure that compensation is commensurate with our performance and stockholder returns,

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  Provide performance awards for the achievement of financial and operational targets and strategic objectives that are critical to our long-term growth, and

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  Ensure that the executive officers have financial incentives to achieve substantial growth in stockholder value.

        To achieve these objectives, the compensation committee has implemented and intends to maintain compensation plans that tie a substantial portion of the executives' overall compensation to key financial and operational goals such as achieving year-over-year growth in Adjusted EBITDA. The compensation committee establishes individual executive compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in consumer products, cosmetics and other retail industries, taking into account our relative performance and our own strategic goals. In order to ensure that we continue to remunerate our executives appropriately, we recently retained Hay Group, a leading human resource and compensation consulting firm, as our compensation consultant to review our policies and procedures with respect to executive compensation.

        The compensation of our executive officers is composed of base salaries, an annual corporate bonus plan and long-term equity incentives in the form of stock options. In determining specific components of compensation, the compensation committee considers individual performance, level of responsibility, skills and experience, and other compensation awards or arrangements. The compensation committee reviews and approves all elements of compensation for all of our executive officers taking into consideration recommendations from our human resources department as well as information regarding compensation levels at competitors in our industry.

        Our compensation committee performs annually a review of our compensation policies, including policies and strategy relating to executive compensation, including the appropriate mix of base salary, bonuses and long-term incentive compensation. The compensation committee also reviews and approves all annual bonus, long-term incentive compensation, stock option, employee pension and welfare benefit plans (including our 401(k), long-term incentive plan and management incentive plan).

        Our chief executive officer, president, chief financial officer and chief operations officer, and vice president of human resources set salaries and bonus opportunities for employees below the level of vice president and make recommendations with respect to option awards to people at these levels. They also make recommendations with respect to salary, bonus eligibility and option awards for our vice presidents and executive officers. Our chief executive officer, president, chief financial officer and chief operations officer, and vice president of human resources also gather information and provide compensation recommendations in responses to requests from the compensation committee. Notwithstanding this input and these recommendations, the compensation committee determines the compensation of our executive officers in executive session.

        In its role as our compensation consultant, Hay Group will provide:

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  a general review of competitiveness of compensation for corporate positions at the manager level and above, focusing on market pay by level;

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  an analysis of pay mix (salary, short-term and long-term incentives) by level;

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  a review of and recommendations on our bonus plan design and award size for corporate employees; and

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  recommendations on long-term incentive vehicles, eligibility and award size.

In connection with its compensation analysis, Hay Group will provide data at the 25th, 50th and 75th percentiles using Hay Group's 2006 Retail Compensation Survey. With respect to short-term and long-term incentive programs, Hay Group will review our current bonus and long-term incentive programs and identify opportunities for enhancing the design. They also will provide information on market practices for both short-term and long-term incentive plans, as well as design alternatives for us to consider. Hay Group will work with our human resources department in conducting this project, and will report directly to the compensation committee with respect to its findings and recommendations.

        Management and the compensation committee historically have used market surveys and competitive data gathered internally and by consultants in making decisions affecting compensation. Management and the compensation committee have reviewed data focused on consumer products companies, cosmetics companies, retail companies and companies located in the San Francisco Bay Area. Among other things, the compensation committee has reviewed the following market surveys: ICR Apparel Industry Compensation Survey, ICR Specialty Retail Compensation Survey and Mercer Multifunctional Compensation Report. We have not identified a set of peer companies against which we benchmark compensation.

        Except as described below, our compensation committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation. This is due to the small size of our executive team and the need to tailor each executive's award to attract and retain that executive.

Elements of Compensation

        Executive compensation consists of the following elements:

        Base Salary.    Base salaries for our executives are generally established based on the scope of their responsibilities, level of experience and individual performance, taking into account both external competitiveness and internal equity considerations. The goal for the base salary component is to compensate employees at a level that approximates the median salaries of individuals in comparable positions and markets. Base salaries are reviewed annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance and experience. This review occurs in the first quarter of each year. Our employment agreement with Ms. Blodgett provides that we may increase, but not decrease, her salary upon such annual reviews.

        Corporate Bonus Plan.    Each year we establish a corporate bonus plan to promote the achievement of company financial performance objectives based on Adjusted EBITDA targets and to incentivize achievement of individual and business unit performance objectives. We use Adjusted

EBITDA to measure our performance when determining management bonuses because Adjusted EBITDA facilitates performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting relative interest expense, including the impact of write-offs of deferred financing costs when companies refinance their indebtedness), the book amortization of intangibles (affecting relative amortization expense) and the age and book value of facilities and equipment (affecting relative depreciation expense). Target bonus opportunities are established as a percentage of base salary, using survey data for individuals in comparable positions and markets as well as internal comparisons. Bonus amounts are intended to provide total cash compensation at the market median for individuals in comparable positions and markets when target performance is achieved and above the market median when outstanding financial and operational results are achieved.

        Bonus targets are set based on a percentage of base salary. Ms. Blodgett's target bonus is 100% of her salary and target bonuses for Ms. Miles and Mr. McCormick are set at 70% of base salary. In Ms. Miles' offer letter, we guaranteed she would receive a minimum bonus for fiscal year ending December 31, 2006 equal to 70% of her base salary. At the beginning of each year, the compensation committee establishes target performance levels for the company. Bonus amounts for Ms. Blodgett, Ms. Miles and Mr. McCormick are set solely based on company performance. For all other employees, bonus amounts depend on our year-end financial results and the individual's performance against predetermined goals. Under the 2006 corporate bonus plan, if we do not achieve 100% of the Adjusted EBITDA target established at the beginning of the year, no bonuses will be paid under the plan. The Adjusted EBITDA targets are set at levels in line with our internal budget and require growth well in excess of average growth in the cosmetics industry. If our Adjusted EBITDA target is achieved, the plan pays out at the bonus target amount. If the company performance exceeds the Adjusted EBITDA target, participants in the plan receive amounts greater than their target bonuses. The bonuses are "geared" such that as actual Adjusted EBITDA increases as a percentage of target Adjusted EBITDA, actual bonuses as a percentage of target bonus amounts increase by a greater percentage. For example, if actual Adjusted EBITDA is 115% of target Adjusted EBITDA, participants will be eligible to receive actual bonuses up to 130% of their target bonuses. The bonus opportunity is uncapped.

        Long-Term Incentive Compensation.    We believe that long-term incentives are an integral part of the overall executive compensation program and that our long-term performance will be enhanced through the use of equity awards that reward our executives for maximizing stockholder value over time. We have designed our long-term incentive compensation to provide opportunities for executives and employees to achieve total compensation levels in the top quartile of the market for outstanding performance. We have historically elected to use stock options as the primary long-term equity incentive vehicle, but we have not adopted stock ownership guidelines.

        Stock Options.    Our 2006 Equity Incentive Award Plan, or the 2006 plan, authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants. We also have options outstanding under our 2004 Equity Incentive Plan, or the 2004 plan, but we will not be granting additional options or making any other equity awards under the 2004 plan. Our compensation committee oversees the administration of our equity incentive plans. Historically, our board and compensation committee have made stock option grants at an employee's commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention objectives. The compensation committee also granted "make whole" options in connection with our recapitalizations to address in part the impact of the extraordinary dividends on the value of outstanding options. In making such awards, the compensation committee has considered the recommendations of members of management. Going forward, the compensation committee plans to consider making annual grants to employees.

        In 2006, the named executive officers were awarded stock options in the amounts indicated in the section entitled "Grants of Plan-Based Awards." All stock options granted by us prior to our initial public offering on September 29, 2006 were made at what our board of directors determined to be the fair market value of our common stock on the respective grant dates. Since our initial public offering on September 29, 2006, we have made option grants based on the closing market value of our stock as reported on the Nasdaq Global Select Market on the date of grant. Our stock options are non-qualified stock options and typically vest 20% per year based upon continued employment over a five-year period, and generally expire ten years after the date of grant.

        We expect to continue to use stock options as our primary long-term incentive vehicle because:

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  stock options and the related vesting period help attract and retain executives;

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  the value received by the recipient of a stock option is based on the growth of the stock price; therefore, stock options enhance the executives' incentive to increase our stock price and maximize stockholder value; and

  •
  stock options help to provide a balance to the overall executive compensation program as base salary and our annual bonus plan focus on short-term compensation, while stock options reward executives for increases in stockholder value over the longer term.

        In determining the number of stock options to be granted to executives, we take into account the individual's position, scope of responsibility, ability to affect profits and stockholder value and the value of stock options in relation to other elements of the individual executive's total compensation. In December 2006, we adopted a policy regarding equity awards. Under this policy, all stock options and other equity awards will be made by the compensation committee, except that our full board of directors will take action with respect to any equity awards made to our non-employee directors. Both this policy and our compensation committee charter prohibit the compensation committee from delegating its authority to make grants. The policy further provides that, subject to limited exceptions, grants of equity awards made to newly hired or promoted employees will be made at quarterly meetings of the compensation committee and routine, annual grants will be made during the first ten days of the first open trading window under our insider trading plan following annual performance reviews of our employees and executives.

        Executive officers recognize taxable income from stock option awards when a vested option is exercised. We generally receive a corresponding tax deduction for compensation expense in the year of exercise. The amount included in the executive officer's wages, and the amount we may deduct is equal to the common stock price when the stock options are exercised less the exercise price multiplied by the number of stock options exercised. We do not pay or reimburse any executive officer for any taxes due upon exercise of a stock option.

        Stock Appreciation Rights.    The 2006 plan authorizes us to grant stock appreciation rights, or SARs. An SAR represents a right to receive the appreciation in value, if any, of our common stock over the base value of the SAR. To date, we have not granted any SAR under the 2006 plan.

        Restricted Stock and Restricted Stock Units.    Our 2006 plan authorizes us to grant restricted stock and restricted stock units. To date, we have not granted any restricted stock or restricted stock units. While the compensation committee currently does not plan to grant restricted stock and/or restricted stock units under our 2006 plan, it may choose to do so in the future as part of a review of the executive compensation strategy.

        401(k) Defined Contribution Plan.    All employees may participate in our 401(k) Retirement Savings Plan, or 401(k) Plan. All eligible full-time and part-time employees who meet certain age and service requirements may participate. We make matching contributions to the 401(k) Plan equal to 50% of each participating employee's contribution, up to 6% of the employee's salary. In 2006, none of our named executive officers participated in this plan.

        Non-Qualified Deferred Compensation Plan.    We offer a non-qualified deferred compensation plan available to certain executives. Participants in the deferred compensation plan may elect to defer up to 50% of their base salaries and up to 100% of their bonuses, and we are permitted to make discretionary contributions to the deferred compensation plan. During fiscal year ending December 31, 2006, we made discretionary matching contributions equal to 20% of each participant's contributions. Any participant contributions deferred under the deferred compensation plan are fully vested at all times and any of our contributions generally vest based on the number of years the participant has participated in the deferred compensation plan. A participant will be 25% vested in our contributions (and any hypothetical or deemed investment earnings or losses attributable to such contributions) after he or she is credited with two years of service with us, 50% vested after three years, 75% vested after four years and 100% vested after five years. Contributions to the deferred compensation plan and earnings on such amounts are held in a grantor trust for the benefit of the participants. In 2006, Ms. Miles was the only one of our named executive officers who participated in this plan. We made a discretionary contribution in the amount of $7,500 for the benefit of Ms. Miles in connection with her contributions to the plan during 2006.

        Other Benefits.    Our executives are eligible to participate in all of our employee benefit plans, such as medical, dental, vision, long and short-term disability and life insurance, in each case on the same basis as our other employees. We also offer to senior management, including our named executive offers, additional benefits, such as paid transportation and parking costs. The compensation committee believes that these perquisites are less generous than our competitors' practices and are consistently administered by level.

Summary of Compensation

        The following table shows information regarding the compensation earned by our Chief Executive Officer, Chief Financial Officer, and our only other executive officer who was serving as an executive officer at December 31, 2006. No other individuals served as executive officers during the fiscal year ended December 31, 2006. We refer to these persons as our "named executive officers" elsewhere in this prospectus. Except as provided below, none of our named executive officers received any other compensation required to be disclosed by law or in excess of $10,000 annually.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)		Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)		All Other Compensation ($)		Total ($)
Leslie A. Blodgett Chief Executive Officer	2006	$600,000	$—		$—	$1,750,682	$1,054,800	$—		$30,873,465	(5)	$34,278,947
Diane M. Miles(1) President	2006	326,923	100,000	(3)	—	766,727	401,209	7,500	(4)	—		1,602,359
Myles B. McCormick Senior Vice President, Chief Financial Officer, Chief Operations Officer and Secretary	2006	350,000	—		—	374,778	430,710	—		681,848	(6)	1,837,336

(1)
Ms. Miles commenced employment in May 2006 at an annual salary of $500,000 per year.

(2)
Amount reflects the compensation cost for the year ended December 31, 2006 of the named executive officer's options, calculated in accordance with SFAS 123(R) and using a Black-Scholes valuation model. See Note 2 of Notes to Consolidated Financial Statements for a discussion of the assumptions made in determining grant date fair value and compensation costs of equity awards.

(3)
Represents a one-time signing bonus paid upon commencement of employment for Ms. Miles.

(4)
Represents a discretionary matching contribution made by us to Ms. Miles' account under the deferred compensation plan in connection with her contributions to the plan during 2006. Any participant contributions deferred under the deferred compensation plan are fully vested at all times and any contributions made by us generally vest based on the number of years the participant has participated in the deferred compensation plan. A participant will be 25% vested in our contributions (and any hypothetical or deemed investment earnings or losses attributable to such contributions) after he or she is credited with two years of service with us, 50% vested after three years, 75% vested after four years and 100% vested after five years.

(5)
Includes $30,844,200 related to dividends received by Ms. Blodgett in connection with the 2006 Recapitalization on shares she previously received upon exercise of stock options, $14,640 for car allowance and parking, and $14,625 in employer contributions for medical, dental, life insurance, disability and other benefits.

(6)
Includes $669,088 related to dividends received by Mr. McCormick in connection with the 2006 Recapitalization on shares he previously received upon exercise of stock options, $8,920 in employer contributions for medical, dental, life insurance, disability and other benefits, and $3,840 for parking.

Grants of Plan-Based Awards

        The following table sets forth certain information with respect to grants of plan-based awards for the year ended December 31, 2006 to the named executive officers.

Grants of Plan-Based Awards Table

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards				Estimated Future Payouts Under Equity Incentive Plan Awards
Name	Grant Date	Threshold ($)		Target ($)	Maximum ($)(2)	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)		Grant Date Fair Value ($)
Leslie A. Blodgett		$—		$600,000	$—
	6/30/06					$—	$—	$—	—	350,524	$8.87		$2,494,309
Diane M. Miles		350,000	(1)	350,000	—
	5/31/06					—	—	—	—	600,000	5.56	(3)	5,684,185	(4)
	6/30/06					—	—	—	—	35,719	8.87		254,178
Myles B. McCormick		—		245,000	—
	6/30/06					—	—	—	—	81,373	8.87		579,048

(1)
In Ms. Miles' offer letter, we guaranteed she would receive a minimum bonus for fiscal year ending December 31, 2006 equal to 70% of her base salary of $500,000.

(2)
The named executive officers' bonus opportunities under the 2006 corporate bonus plan are uncapped.

(3)
In connection with the June 2006 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price of these options from $8.43 to $5.56 to address in part the impact of the extraordinary dividend on the value of the options.

(4)
Represents original grant date fair value of the award granted to Ms. Miles on May 31, 2006 and the incremental fair value resulting from the exercise price adjustments effected on June 30, 2006 in connection with the June 2006 recapitalization, in each case calculated in accordance with SFAS 123(R).

Discussion of Summary Compensation and Plan-Based Awards Tables

        Our executive compensation policies and practices, pursuant to which the compensation set forth in the Summary Compensation Table and the Grants of Plan Based Awards table was paid or awarded, are described above under "Compensation Discussion and Analysis." A summary of certain material terms of our compensation plans and arrangements is set forth below.

Employment Agreements and Arrangements

        Employment Agreement.    We entered into an employment agreement with Leslie A. Blodgett, our Chief Executive Officer on May 3, 2004. This agreement was amended on August 2, 2005 and on May 31, 2006. Pursuant to her employment agreement, Ms. Blodgett is required to devote her full business time and her best efforts, business judgment, skill and knowledge exclusively to our business and affairs. However, she is permitted to continue her membership in the Young Presidents Organization, join two additional corporate boards of entities that are not our competitors and continue her membership and involvement in an advisory capacity with JH Partners, LLC. Her initial base salary was set forth in her employment agreement and was increased to $600,000 in the second amendment, and provides for cost of living increases as determined by the Board, in its sole discretion. She is also eligible for an annual bonus at the 100% target level under our annual bonus plan. The employment agreement's initial term ended on December 31, 2006, but it was automatically extended one year pursuant to a provision in the agreement calling for automatic one-year extensions unless either party provides the other with written notice sixty days prior to the end of the term.

        Name and Likeness License.    We have entered into a Name and Likeness License Agreement with Ms. Blodgett pursuant to which she will grant us an exclusive, worldwide license to use her name, likeness, image, voice, signature, photograph and other elements or attributes of her persona, identity or personality for our products and services. The license is royalty-free and perpetual, except as described below. We are currently the owner of the primary trademarks employed in our business and, under the license agreement, we will generally have the right to develop and register in our name trademarks that incorporate Ms. Blodgett's name and likeness and to use exclusively these marks in our business. If Ms. Blodgett ceases to serve as an officer of our company in a general management role, we will continue to have the license rights contemplated by the license agreement, including the right to use those marks for any new business, as long as such new business is substantially consistent with the image, look and goodwill of the licensed marks at the time that Ms. Blodgett ceased to serve as an officer.

        In the event that we terminate Ms. Blodgett's employment without "cause" or she terminates her employment for "good reason," each as defined in her employment agreement, the license will cease to be exclusive, and we will be limited in our ability to create new marks incorporating her name, likeness, image, voice, signature, photograph and other elements or attributes of her persona, identity or personality for our products and services. In these circumstances, Ms. Blodgett would receive the right to use her name in other businesses that could directly compete with us. If Ms. Blodgett's employment terminates under these circumstances, Ms. Blodgett would receive a 1% royalty on net revenues we derive from any of our products or services bearing any of the licensed marks. Ms. Blodgett will have the right to terminate the license agreement on 180 days' notice beginning three years after the later of her ceasing to be an officer of our company in a general management role; provided that we will retain a perpetual, non-exclusive license to use the intellectual property covered by the license agreement in products or services we sold or provided prior to her ceasing to be an officer, including following a termination of the license agreement. Either party may terminate the license agreement upon a material breach by the other party following notice and an opportunity to cure. The license agreement contains various customary provisions regarding our obligations to preserve the quality of the licensed marks and to protect these marks from infringement by third parties.

        Offer Letters.    We have made offers of employment to our President Diane Miles and our Chief Financial Officer and Chief Operations Officer Myles McCormick through offer letters. The terms of our offer letter with Ms. Miles provide for an annual base salary of $500,000, with a one time sign-on bonus of $100,000 paid on the commencement of her employment. She is also eligible for an annual bonus at the 70% target level under our annual bonus plan. Ms. Miles received options to purchase 600,000 shares of our common stock, which options will vest in equal annual installments over five years.

        The terms of our offer letter with Mr. McCormick provide for an annual base salary of $250,000. Mr. McCormick is also eligible for an annual bonus at the 70% target level under our annual bonus plan. Mr. McCormick received options to purchase 600,000 shares of our common stock, which options will vest in equal annual installments over five years.

Employee Benefit Plans

  2006 Equity Incentive Award Plan

        We have adopted a 2006 Equity Incentive Award Plan, or the 2006 plan. The principal purpose of the 2006 plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The 2006 plan is also designed to permit us to make cash-based awards and equity-based awards intended to qualify as "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code.

        The principal features of the 2006 plan are summarized below. This summary is qualified in its entirety by reference to the text of the 2006 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

        Share Reserve.    Under the 2006 plan, a total of 4,500,000 shares of our common stock (or the equivalent in other equity securities) have been initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, restricted stock unit awards, deferred stock awards, dividend equivalent awards, performance share awards, performance stock unit awards, stock payment awards, performance-based awards and other stock-based awards, including the number of shares remaining available for future awards under our 2004 Equity Incentive Plan as of September 28, 2006, the effective date of the 2006 plan. The number of shares initially reserved for issuance or transfer pursuant to awards under the 2006 plan will be increased by the number of shares represented by awards outstanding under our 2004 Equity Incentive Plan that are forfeited or cancelled, or that expire or terminate, on or after September 28, 2006, including any shares that are forfeited by the holder or repurchased by the company pursuant to the terms of the relevant award agreement at a price not greater than the original purchase price paid.

        The following counting provisions will be in effect for the share reserve under the 2006 plan:

  •
  to the extent that an award terminates, expires or lapses for any reason, any shares subject to the award at such time will be available for future grants under the 2006 plan;

  •
  to the extent shares are tendered or withheld to satisfy the grant, exercise price or tax withholding obligation with respect to any award under the 2006 plan, such tendered or withheld shares will be available for future grants under the 2006 plan;

  •
  the payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2006 plan; and

  •
  to the extent permitted by applicable law or any exchange rule, shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2006 plan.

        Initially, there will be no limit on the number of shares that may be covered by stock-based awards or the maximum aggregate dollar amount subject to cash-based performance awards granted to any individual during any calendar year. However, after a limited transition period, no individual may be granted stock-based awards under the 2006 plan covering more than 1,000,000 shares in any calendar year. The limited transition period will expire on the earliest of:

  •
  the first material modification of the 2006 plan;

  •
  the issuance of all of the shares of our common stock reserved for issuance under the 2006 plan;

  •
  the expiration of the 2006 plan;

  •
  the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs; or

  •
  such earlier date as may be required by Section 162(m) of the Code.

        Administration.    The compensation committee of our board of directors will administer the 2006 plan unless our board of directors assumes authority for administration. The compensation committee must consist of at least two members of our board of directors, each of whom is intended to qualify as an "outside director," within the meaning of Section 162(m) of the Code, a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and an "independent director" within the meaning of the rules of The Nasdaq Stock Market. The 2006 plan provides that the compensation committee may delegate its authority to grant awards to employees other than executive officers and certain senior executives of the company, to a committee consisting of one or more members of our board of directors or one or more of our officers, but our compensation committee charter prohibits such delegation in the case of awards to employees at or above the level of vice president, and the equity awards policy we adopted in December 2006 calls for the compensation committee to approve all equity awards, other than awards made to our non-employee directors, which must be approved by the full board.

        Subject to the terms and conditions of the 2006 plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2006 plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2006 plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2006 plan. The full board of directors will administer the 2006 plan with respect to awards to non-employee directors.

        Eligibility.    Options, SARs, restricted stock and all other stock-based and cash-based awards under the 2006 plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. Only employees may be granted incentive stock options, or ISOs.

        Awards.    The 2006 plan provides that the administrator may grant or issue stock options, SARs, restricted stock, restricted stock units, deferred stock, dividend equivalents, performance awards, stock payments and other stock-based and cash-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

  •
  Nonqualified Stock Options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NQSOs may be granted for any term specified by the administrator, but may not exceed ten years.

  •
  Incentive Stock Options will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2006 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

  •
  Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.

  •
  Restricted Stock Units may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

  •
  Deferred Stock Awards represent the right to receive shares of our common stock on a future date. Deferred stock may not be sold or otherwise hypothecated or transferred until issued. Deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the shares are issued. Deferred stock awards generally will be forfeited, and the underlying shares of deferred stock will not be issued, if the applicable vesting conditions and other restrictions are not met.

  •
  Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2006 plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. Except as required by Section 162(m) of the Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Code, there are no restrictions specified in the 2006 plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by the administrator in the SAR agreements. SARs under the 2006 plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.

  •
  Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant. Dividend equivalents may be settled in cash or shares and at such times as determined by the compensation committee or board of directors, as applicable.

  •
  Performance Awards may be granted by the administrator on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include "phantom" stock awards that provide for payments based upon the value of our common stock. Performance awards may also include bonuses that may be granted by the administrator on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

  •
  Stock Payments may be authorized by the administrator in the form of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the employee, consultant or non-employee director.

        Change in Control.    In the event of a change in control where the acquiror does not assume or replace awards granted under the 2006 plan, awards issued under the 2006 plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. In addition, the administrator will also have complete discretion to structure one or more awards under the 2006 plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual's service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. At this time, it is anticipated that a participant's awards under the 2006 plan will become vested and exercisable (if applicable) in full in the event the participant's employment or service with us or the acquiring entity is subsequently terminated within 18 months following the change in control event. The administrator may also make appropriate adjustments to awards under the 2006 plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. Under the 2006 plan, a change in control is generally defined as:

  •
  the transfer or exchange in a single or series of related transactions by our stockholders of more than 50% of our voting stock to a person or group;

  •
  a change in the composition of our board over a two-year period such that fifty percent or more of the members of the board were elected through one or more contested elections;

  •
  a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly, other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company's outstanding voting securities and after which no person or group beneficially owns 50% or more of the outstanding voting securities of the surviving entity immediately after the transaction;

  •
  the sale, exchange, or transfer of all or substantially all of our assets; or

  •
  stockholder approval of our liquidation or dissolution.

        Adjustments of Awards.    In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to stockholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding shares of our common stock or the share price of our common stock that would require adjustments to the 2006 plan or any awards under the 2006 plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the committee will make appropriate, proportionate adjustments to:

  •
  the aggregate number and type of shares subject to the 2006 plan;

  •
  the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards); and

  •
  the grant or exercise price per share of any outstanding awards under the 2006 plan.

        Amendment and Termination.    Our board of directors or the committee (with board approval) may terminate, amend, or modify the 2006 plan at any time and from time to time. However, we must generally obtain stockholder approval:

  •
  to increase the number of shares available under the 2006 plan (other than in connection with certain corporate events, as described above);

  •
  to grant options with an exercise price that is below 100% of the fair market value of shares of our common stock on the grant date;

  •
  to extend the exercise period for an option beyond ten years from the date of grant; or

  •
  to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule).

        Notwithstanding anything in the 2006 plan to the contrary, absent approval of our stockholders, no option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date, and no option may be granted in exchange for, or in connection with, the cancellation or surrender of an option having a higher per share exercise price.

        Expiration Date.    The 2006 plan will expire on, and no option or other award may be granted pursuant to the 2006 plan after ten years after the effective date of the 2006 plan. Any award that is outstanding on the expiration date of the 2006 plan will remain in force according to the terms of the 2006 plan and the applicable award agreement.

        Securities Laws and Federal Income Taxes.    The 2006 plan is designed to comply with various securities and federal tax laws as follows:

  •
  Securities Laws. The 2006 plan is intended to conform to all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation, Rule 16b-3. The 2006 plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

  •
  Section 409A of the Code. Certain awards under the 2006 plan may be considered "nonqualified deferred compensation" for purposes of Section 409A of the Code, which imposes certain additional requirements regarding the payment of deferred compensation. Generally, if at any time during a taxable year a nonqualified deferred compensation plan fails to meet the requirements of Section 409A, or is not operated in accordance with those requirements, all amounts deferred under the 2006 plan and all other equity incentive plans for the taxable year and all preceding taxable years, by any participant with respect to whom the failure relates, are includible in gross income for the taxable year to the extent not subject to a substantial risk of forfeiture and not previously included in gross income. If a deferred amount is required to be included in income under Section 409A, the amount also is subject to interest and an additional income tax. The interest imposed is equal to the interest at the underpayment rate plus one percentage point, imposed on the underpayments that would have occurred had the compensation been includible in income for the taxable year when first deferred, or if later, when not subject to a substantial risk of forfeiture. The additional income tax is equal to 20% of the compensation required to be included in gross income.

  •
  Section 162(m) of the Code. In general, under Section 162(m) of the Code, income tax deductions of publicly held corporations may be limited to the extent total compensation (including, but not limited to, base salary, annual bonus, and income attributable to stock option exercises and other non-qualified benefits) for certain executive officers exceeds $1,000,000 (less the amount of any "excess parachute payments" as defined in Section 280G of the Code) in any taxable year of the corporation. However, under Section 162(m), the deduction limit does not apply to certain "performance-based compensation" established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the "performance-based compensation" exception if the awards are made by a qualifying compensation committee, the 2006 plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2006 plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of:

  •
  the material modification of the 2006 plan;

  •
  the issuance of all of the shares of our common stock reserved for issuance under the 2006 plan;

  •
  the expiration of the 2006 plan; or

  •
  the first meeting of our stockholders at which members of our board of directors are to be elected that occurs after the close of the third calendar year following the calendar year in which our initial public offering occurs.

        After the transition date, rights or awards granted under the 2006 plan, other than options and SARs, will not qualify as "performance-based compensation" for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute performance-based compensation for purposes of Section 162(m).

        We have attempted to structure the 2006 plan in such a manner that, after the transition date the compensation attributable to stock options, SARs and other performance-based awards which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

        We filed with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2006 plan.

  2004 Equity Incentive Plan

        We adopted our 2004 Equity Incentive Plan, or the 2004 plan, in June 2004. We initially reserved a total of 11,564,718 shares of our common stock for issuance under the 2004 plan. As of October 1, 2006, options to purchase a total of 2,408,999 shares of our common stock had been exercised, options to purchase 6,317,492 shares of our common stock were outstanding and zero shares of our common stock remained available for grant. As of October 1, 2006, the outstanding options were exercisable at a weighted average exercise price of $2.68 per share.

        No additional awards will be granted under the 2004 plan, and the shares represented by awards outstanding under the 2004 plan that expire without having been exercised or that are cancelled, forfeited or repurchased will become available for grant under the 2006 plan.

        The principal features of the 2004 plan are summarized below, but the summary is qualified in its entirety by reference to the 2004 plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

        Administration.    The compensation committee of our board of directors administers the 2004 plan. Subject to the terms and conditions of the 2004 plan, our compensation committee has the authority to make all determinations and to take all other actions necessary or advisable for the administration of the 2004 plan. Our compensation committee is also authorized to adopt, amend or rescind rules relating to administration of the 2004 plan. Our board of directors may at any time remove the compensation committee as the administrator and revest in itself the authority to administer the 2004 plan.

        Eligibility.    Options and restricted stock under the 2004 plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiary corporations. Such awards may also be granted to our directors. Only employees may be granted ISOs.

        Awards.    The 2004 plan provides for grants of stock options and awards of restricted stock. However, no shares of restricted stock were issued prior to the effective date of the 2006 plan, after which no further equity awards may be made under the 2004 plan. Each award outstanding under the 2004 plan is set forth in a separate agreement with the person receiving the award and indicates the terms and conditions of the award.

  •
  Nonqualified Stock Options provide for the right to purchase shares of our common stock at a specified price which may be no less than 85% of the fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of our performance targets and individual performance targets established by our compensation committee. Under the 2004 plan, in the case of an NQSO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2004 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant. NQSOs may be granted for a maximum ten-year term.

  •
  Incentive Stock Options are designed in a manner that is intended to comply with the provisions of the Internal Revenue Code Section 422 and will be subject to specified restrictions contained in the Code. We did not grant any ISOs under the 2004 plan.

        Corporate Transactions.    In the event of certain "covered transactions" where the acquiror does not assume or replace awards granted under the 2004 plan, awards issued under the 2004 plan will terminate as of the date of the change of control. Our compensation committee may make appropriate adjustments to awards under the 2004 plan and is authorized to provide for the acceleration, cash-out, assumption, substitution or conversion of such awards. Under the 2004 plan, a "covered transaction" will be deemed to occur upon:

  •
  a merger or consolidation in which we are not the surviving corporation or which results in the acquisition of substantially all of our outstanding voting stock by a single person or entity or by a group of persons or entities acting in concert; or

  •
  the sale or transfer of all or substantially all of our assets.

        All of the option agreements for time-vesting NQSOs granted under the 2004 plan provide that such options will become vested and exercisable in full upon the occurrence of a covered transaction. Further, the option agreements for all outstanding performance-vesting NQSOs provide that the time-vesting criteria of such options will be deemed fully satisfied on the acquisition of a qualifying sale transaction. For this purpose, a qualifying sale transaction means a transaction or a series of transactions in which a person or group acquires more than 50% of our voting stock, or the sale or transfer of all or substantially all of our assets followed by a liquidation of the company.

        Securities Laws and Federal Income Taxes.    The 2004 plan is also designed to comply with various securities and federal tax laws as described above in connection with the 2006 plan.

        We filed with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2004 plan.

Outstanding Equity Awards

        The following table sets forth certain information with respect to outstanding equity awards at December 31, 2006 with respect to the named executive officers.

Outstanding Equity Awards at Fiscal Year-End Table

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)		Option Expiration Date
Leslie A. Blodgett	—	1,515,376	—	$0.47	(2)	7/21/2014
	—	797,566	—	0.47	(2)	7/21/2014
	48,641	194,561	—	2.39	(3)	12/12/2015
	—	350,524	—	8.87		6/29/2016
Diane M. Miles	—	600,000	—	5.56	(4)	5/30/2016
	—	35,719	—	8.87		6/29/2016
Myles B. McCormick	78,000	234,000	—	0.47	(2)	12/29/2014
	42,000	126,000	—	0.47	(2)	12/29/2014
	—	26,880	—	0.64	(5)	4/3/2015
	—	49,920	—	0.64	(5)	4/3/2015
	6,622	26,484	—	2.39	(3)	12/12/2015
	—	81,373	—	8.87		6/29/2016

(1)
All options vest at a rate of 20% per year from the vesting start date.

(2)
In connection with the June 2006 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $0.71 to $0.47 to address in part the impact of the extraordinary dividend on the value of the options.

(3)
In connection with the June 2006 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $3.61 to $2.39 to address in part the impact of the extraordinary dividend on the value of the options.

(4)
In connection with the June 2006 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $8.43 to $5.56 to address in part the impact of the extraordinary dividend on the value of the options.

(5)
In connection with the June 2006 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $0.97 to $0.64 to address in part the impact of the extraordinary dividend on the value of the options.

Option Exercises

        The following table sets forth certain information with respect to option and stock exercises during the fiscal year ended December 31, 2006 with respect to the named executive officers.

Option Exercises and Stock Vested

	Options Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Leslie A. Blodgett	1,036,837	$12,856,779
Diane M. Miles	—	—
Myles B. McCormick	139,200	1,398,521

(1)
The value realized upon exercise of an option is calculated based on the number of shares issued upon exercise of such option multiplied by the difference between the fair market value per share on the date of exercise less the exercise price per share of such option.

Pension Benefits

        We do not have any plan that provides for payments or other benefits at, following, or in connection with, retirement.

Non-Qualified Deferred Compensation

        The following table sets forth certain information with respect to non-qualified deferred compensation contributions in the fiscal year ended December 31, 2006 with respect to the participating named executive officer.

Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)		Aggregate Earnings in Last FY ($)		Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Diane M. Miles	$37,500	$7,500	(1)	$2,590	(1)	$—	$47,590

(1)
The amount shown in the column under the heading "Registrant Contributions in Last FY" in the table above is reported in the Summary Compensation Table in the column under the heading "Change in Pension Value and Nonqualified Deferred Compensation Earnings," but the amount in the column under the heading "Aggregate Earnings in Last FY" in the table above is not included in any of the amounts shown in such table.

  401(k) Plan

        We maintain the Bare Escentuals 401(k) Plan, a tax-qualified defined contribution plan, for the benefit of all of our eligible full- and part-time employees who meet certain age and service requirements. Participants in the 401(k) plan may contribute up to the maximum amount allowable under the Internal Revenue Code, and we are permitted to make discretionary contributions to the 401(k) plan. Any participant contributions made to the 401(k) plan are fully vested at all times and any of our contributions vest ratably over five years, as long as the participant remains employed with us. Contributions to the 401(k) plan and earnings thereon are held in trust for the benefit of the participants.

  Deferred Compensation Plan

        We maintain the STB Beauty, Inc. Deferred Compensation Plan, a non-qualified deferred compensation plan, for the benefit of selected executives. Participants in the deferred compensation plan may elect to defer up to 50% of their base salaries and up to 100% of their bonuses, and we are permitted to make discretionary contributions to the deferred compensation plan. Any participant contributions deferred under the deferred compensation plan are fully vested at all times and any contributions made by us generally vest based on the number of years the participant has participated in the deferred compensation plan. A participant will be 25% vested in our contributions (and any hypothetical or deemed investment earnings or losses attributable to such contributions) after he or she is credited with two years of service with us, 50% vested after three years, 75% vested after four years and 100% vested after five years. Contributions to the deferred compensation plan and earnings on such amounts are held in a grantor trust for the benefit of the participants.

Director Compensation

        The following table sets forth a summary of the compensation we paid to our non-employee directors in the fiscal year ended December 31, 2006.

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)		Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)		Total ($)
Ross M. Jones	$—	$—		$—	$—	$—	$—		(2)
Bradley M. Bloom	—	—		—	—	—	—		(2)
John C. Hansen	—	—		—	—	—	—		(3)
Michael J. John	—	—		—	—	—	—		(3)
Lea Anne Ottinger	37,000	—		21,843	—	—	879,879	(4)	$938,722
Karen M. Rose	33,500	178,124	(5)	43,796	—	—	173,817	(6)	429,237
Glen T. Senk	35,000	—		21,862	—	—	846,348	(7)	903,210
Thomas E. Whiddon(8)	25,000	—		56,309	—	—	897,736	(9)	979,045

(1)
Amount reflects the compensation cost for the year ended December 31, 2006 of the named executive officers options, calculated in accordance with SFAS 123(R) and using a Black-Scholes valuation model. See Note 2 of Notes to Consolidated Financial Statements for a discussion of assumptions made by the Company in determining grant date fair value and compensation costs of our equity awards.

(2)
Does not include any dividends, shares of our common stock or other amounts received by Berkshire Partners LLC or funds affiliated with Berkshire Partners LLC. Mr. Jones and Mr. Bloom are managing directors of Berkshire Partners LLC and managing members of the general partners of the funds affiliated with Berkshire Partners LLC. For information about amounts paid to Berkshire Partners, LLC and funds affiliated with it. See "Certain Relationships and Related Party Transactions—Management Advisory Fees" and "—Other Arrangements."

(3)
Does not include any dividends, shares of our common stock or other amounts received by JH Partners, LLC or a fund affiliated with JH Partners, LLC. Mr. Hansen is the president of JH Partners, LLC, and Mr. Hansen and Mr. John hold voting membership interests in JH Partners, LLC. Mr. Hansen is the Manager of the general partner of the fund affiliated with JH Partners, LLC, and Mr. Hansen and Mr. John hold voting membership interests in such general partner. For information about amounts paid to JH Partners, LLC and the fund affiliated with it, see "Certain Relationships and Related Party Transactions—Management Advisory Fees" and "—Other Arrangements."

(4)
Includes $876,130 related to dividends received by Ms. Ottinger in connection with our June 2006 recapitalization on shares she previously received upon exercise of stock options and $3,749 in reimbursed out-of-pocket expenses.

(5)
Represents the issuance of stock to Ms. Rose at a price deemed to be below market value.

(6)
Includes $171,122 related to dividends received by Ms. Rose in connection with our June 2006 recapitalization on shares she previously received upon exercise of stock options and $2,695 in reimbursed out-of-pocket expenses.

(7)
Includes $840,080 related to dividends received by Mr. Senk in connection with our June 2006 recapitalization on shares he previously received upon exercise of stock options and $6,268 in reimbursed out-of-pocket expenses.

(8)
Mr. Whiddon resigned from our board of directors effective May 30, 2006.

(9)
Includes $890,594 related to dividends received by Mr. Whiddon in connection with our June 2006 recapitalization on shares he previously received upon exercise of stock options and $7,142 in reimbursed out-of-pocket expenses.

        The following table details information with respect to all options to purchase our common stock held by our non-employee directors outstanding on December 31, 2006:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)		Option Expiration Date
Lea Anne S. Ottinger	—	7,500	$0.47	(1)	6/9/2014
	545	1,088	2.39	(2)	12/12/2015
	—	1,230	8.87		6/29/2016
Karen M. Rose	—	22,500	5.56	(3)	5/30/2016
	—	1,339	8.87		6/29/2016
Glen T. Senk	7,500	7,500	0.47	(1)	11/28/2014
	545	1,088	2.39	(2)	12/12/2015
	—	2,280	8.87		6/29/2016

(1)
In connection with the June 2006 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $0.71 to $0.47 to address in part the impact of the extraordinary dividend on the value of the options.

(2)
In connection with the June 2006 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $3.61 to $2.39 to address in part the impact of the extraordinary dividend on the value of the options.

(3)
In connection with the June 2006 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $8.43 to $5.56 to address in part the impact of the extraordinary dividend on the value of the options.

        The grant date fair values of option grants to our directors in fiscal year ending December 31, 2006 are as follows:

Name	Grant Date	Number of Securities Underlying Options (#)	Exercise Price ($)		Grant Date Fair Value ($)
Lea Anne S. Ottinger	6/30/06	1,230	$8.87		$8,753
Karen M. Rose	5/31/06	22,500	5.56	(1)	213,480	(2)
	6/30/06	1,339	8.87		9,532
Glen T. Senk	6/30/06	2,280	8.87		16,224

(1)
In connection with the June 2006 recapitalization, the compensation committee of our board of directors exercised its discretion under our 2004 Equity Incentive Plan and reduced the exercise price from $8.43 to $5.56 to address in part the impact of the extraordinary dividend on the value of the options.

(2)
Represents original grant date fair value of the award granted to Ms. Rose on May 31, 2006 and the incremental fair value resulting from the exercise price adjustment effected on June 30, 2006 in connection with the June 2006 recapitalization, in each case calculated in accordance with SFAS 123R.

        We have established an annual compensation arrangement with Ms. Ottinger, Ms. Rose and Mr. Senk, under which each receives an annual $20,000 retainer for serving as a director. In addition, each of them receives $2,500 for attendance at each regular board meeting attended, $1,000 for attendance at each other board meeting (including monthly updates by phone) and $1,000 for attendance at each board committee meeting. We have also granted each of Ms. Ottinger, Ms. Rose and Mr. Senk, as of the dates of their respective elections to the board, the right to purchase $300,000 of our common stock at the fair market value on the date of purchase, as well as an option to purchase 22,500 shares of our common stock, vesting over three years after the date of the grant. The options granted to Ms. Ottinger and Mr. Senk were granted with an exercise price of $1.79 per share. As of December 31, 2006, Ms. Ottinger and Mr. Senk held options to purchase 7,500 and 15,000 shares, respectively, with revised exercise prices of $0.47 per share. The exercise prices were adjusted in connection with our February 2005, October 2005 and June 2006 recapitalizations. The option granted to Ms. Rose was granted with an exercise price of $8.43 per share. As of December 31, 2006, all of Ms. Rose's options had an exercise price of $5.56 per share. The exercise price of her options was adjusted in connection with our June 2006 recapitalization. In addition, we reimburse these directors for all reasonable out-of-pocket expenses arising out of performance of their duties as directors.

Severance and Change in Control Payments

        We have entered into agreements and maintain plans that may require us to make payments and/or provide certain benefits to our named executive officers in the event of a termination of their employment or a change of control. The following tables and narrative disclosure summarize the potential payments to each named executive officer assuming that one of the events listed in the tables below occurs. The tables assume that the event occurred on December 29, 2006, the last business day of our last completed fiscal year. Our 2004 Equity Incentive Plan and our 2006 Equity Incentive Award Plan contain change of control provisions as described above. See "2004 Equity Incentive Plan" and "2006 Equity Incentive Award Plan." All of our executive officers were awarded options to purchase shares of our common stock under the 2004 Equity Incentive Plan during 2006. For purposes of estimating the value of amounts of equity compensation to be received in the event of a termination of employment or change of control, we have assumed a price per share of our common stock of $31.07, which represents the closing market price of our common stock as reported on the Nasdaq Global Select Market on December 29, 2006.

Additional Change in Control Provisions

  Leslie A. Blodgett

        Termination due to Death or Disability.    Ms. Blodgett's employment agreement will terminate upon her death or disability. Disability is defined as her becoming disabled by illness, injury, accident or condition of either a physical or psychological nature, resulting in her being unable to perform substantially all of her duties and responsibilities with or without reasonable accommodation, for 120 days during any period of 365 consecutive days. In the event Ms. Blodgett's employment is terminated due to death or disability, she or her estate, as applicable, is entitled to receive any earned but unpaid amounts of her base salary and bonus compensation, a pro-rated portion of any bonus she would have earned for the year in which the termination as a result of her death or disability occurred, payable when we generally pay bonus to employees, accrued vacation and unreimbursed expenses unpaid at the date of termination. In the event she becomes disabled, the board of directors may designate another employee to act in her place during any period of disability, and she is entitled to receive her base salary and benefits, reduced by any disability income benefits she receives under our disability income plan.

        Termination for Cause.    We may terminate at any time Ms. Blodgett's employment agreement for cause. Cause is defined as Ms. Blodgett's:

  •
  commission of a felony or crime involving dishonesty or moral turpitude,

  •
  commission of any fraud, theft, embezzlement, misappropriation of funds, material breach of fiduciary duty as an officer or member of the board of directors or serious act of dishonesty;

  •
  failure to follow the reasonable instructions of the board of directors, which failure does not cease within 15 days after written notice specifying such failure in reasonable detail is given to Ms. Blodgett by the board of directors;

  •
  engaging in conduct likely to make us or any of our affiliates subject to criminal liabilities, other than those arising from our normal business activities; or

  •
  willful engagement in any other conduct that involves a material breach of fiduciary obligation on the part of Ms. Blodgett as an officer or member of the board of directors, or that could reasonably be expected to have a material adverse effect upon the business interests or reputation of us or any of our affiliates.

Upon termination for cause, Ms. Blodgett is not entitled to any payment or benefit other than the payment of base salary earned, accrued vacation and unreimbursed expenses unpaid at the date of termination and COBRA.

        Termination by Us Other than for Cause or Resignation with Good Reason.    The employment agreement provides Ms. Blodgett with certain severance benefits in the event her employment is terminated by us other than for cause, or if she resigns with "good reason." Ms. Blodgett may terminate her employment agreement for good reason at any time upon 30 days' notice. "Good reason" is defined as:

  •
  a failure by us to continue Ms. Blodgett as chief executive officer,

  •
  the material diminution of nature or scope of her responsibilities, duties or authority,

  •
  a material breach of the employment agreement by us;

  •
  requiring her to report to anyone other than the board of directors, or

  •
  requiring her to relocate outside of San Francisco, California area.

Upon a termination of Ms. Blodgett other than for cause, or if she resigns with "good reason," we are required to pay her accrued base salary through the date of termination, plus severance in the amount of her then-current base salary for 18 months, 150% of the bonus she received for the most recently completed bonus year, accrued vacation and unreimbursed expenses. The Company is required to pay such severance in 18 equal monthly installments commencing on the date of such termination. In addition, to the extent permitted by the terms of the applicable plans, subject to any applicable employee contribution, we will be required to continue to contribute to the cost of participation by Ms. Blodgett, her spouse and her eligible dependents in our welfare plans for a period of 18 months after termination and then, to the extent permitted by the applicable insurer, Ms. Blodgett will be eligible for COBRA and 18 months of healthcare and life insurance benefits contributions.

        Resignation Other than for Good Reason.    Ms. Blodgett may also terminate her employment agreement other than for good reason at anytime upon 90 days' notice to us. In the event of termination, our board of directors may elect to waive or reduce the period of notice and may at its discretion elect to pay Ms. Blodgett her base salary for the notice period (or any remaining portion of the period) plus accrued vacation. Ms. Blodgett will not be entitled to receive any annual bonus after the provision of notice of such termination.

        Ms. Blodgett's employment agreement also contains standard noncompetition, nonsolicitation and nondisclosure covenants on the part of Ms. Blodgett. During the term of her employment, and for 18 months after her employment is terminated, or for 12 months after her employment is terminated upon 90 days' notice and within one year of a change of control of the company, other than a change of control resulting from a public offering of securities, Ms. Blodgett may not engage in any manner in any activity that is directly or indirectly competitive with our business. Our obligation to make the termination payments as described above is conditioned upon Ms. Blodgett's continued compliance with the confidentiality, non-compete and non-solicit provisions.

        The following table quantifies certain payments which may become due to Ms. Blodgett.

Executive Benefits and Payments upon Termination	Termination Due to Death or Disability		Termination for Cause		Termination by Us Other than for Cause or Resignation with Good Reason		Resignation Other than for Good Reason		Change in Control
Compensation:
Base salary	$23,492	(1)	$23,492	(1)	$23,492	(1)	$23,492	(1)	$23,492	(1)
Severance payment	—		—		900,000	(5)	—		—
Annual bonus incentive	1,054,800	(2)	—		1,582,200	(6)	—		—
Unvested and accelerated stock options	—		—		—		—		84,151,257	(10)
Other	—		—		(7)		(7)		—
Benefits and perquisites:
Life insurance benefits	—		—		540	(8)	—		—
Medical benefits	—		—		19,646	(9)	—		—
Health care	—		11,995	(3)	—		—
Accrued vacation pay	70,477	(4)	70,477	(4)	70,477	(4)	70,477	(4)	70,477	(4)

(1)
Represents earned but unpaid salary as of December 31, 2006.

(2)
Represents annual bonus incentive earned for fiscal year ending December 31, 2006.

(3)
Payment of the COBRA health insurance premiums up to 18 months or until Ms. Blodgett begins employment with another company that offers comparable benefits.

(4)
Based on three weeks available to Ms. Blodgett at December 31, 2006.

(5)
Represents 18 months of base salary.

(6)
Represents 150% of the annual bonus incentive earned for fiscal year ended 2006, the most recently completed bonus year.

(7)
Under the Name and Likeness License Agreement between Ms. Blodgett and us, in the event that we terminate Ms. Blodgett's employment without "cause" or she terminates her employment for "good reason," each as defined in her employment agreement, Ms. Blodgett will be entitled to receive a 1% royalty on net revenues we derive from any of our products or services bearing her name, likeness, image, voice, signature, photograph and other elements or attributes of her persona, identity or personality. For more information about the Name and Likeness License Agreement, see "—Employment Agreements and Arrangements; Name and Likeness License."

(8)
Represents 18 months of life insurance premiums.

(9)
Represents 18 months of medical benefits.

(10)
All unvested options held by Ms. Blodgett will become vested and exercisable in full upon the occurrence of a covered transaction.

  Diane M. Miles

        Ms. Miles' employment with us is "at will," and may be terminated by either her or us at any time, with or without cause. However, if we terminate Ms. Miles' employment for any reason other than for "cause," she will be entitled to receive:

  •
  severance equal to 12 months of base salary;

  •
  acceleration of vesting of 20% of her stock options if such termination occurs during the first year of her employment; and

  •
  a pro rated bonus in the amount equal to the product of her actual earnings for the year multiplied by the bonus percentage she would have earned had she not been terminated, with such bonus being calculated and payable at the time governed by our annual bonus plan.

        For purposes of Ms. Miles' offer letter, "cause" means, generally, Ms. Miles' conviction or pleading guilty or no contest to any felony; her breach of non-competition obligations to us; or her open disregard of her responsibilities or refusal to devote substantial time and energy to our business (other than due to her disability), within 30 days after written notification by the board that she has failed to do so. Ms. Miles is also obligated during her employment and for 12 months after termination of her employment to not directly or indirectly, compete with us or our affiliates in the United States by engaging in the cosmetics, skin care, hair care, toiletries or fragrance business or other business in which we are engaged or preparing to become engaged within the 12 months prior to her termination.

Executive Benefits and Payments upon Termination	Termination Due to Death or Disability		Termination for Cause		Termination by Us Other than for Cause or Resignation with Good Reason		Resignation Other than for Good Reason		Change in Control
Compensation:
Base salary	$19,231	(1)	$19,231	(1)	$19,231	(1)	$19,231	(1)	$19,231	(1)
Severance payment	—		—		500,000	(3)	—		—
Annual bonus incentive	—		—		401,209	(4)	—		—
Unvested and accelerated stock options	—		—		3,219,574	(5)	—		16,097,869	(6)
Benefits and perquisites:
Life insurance benefits	$—		$—		$—		$—		$—
Medical benefits	—		—		—		—		—
Health care	—		—		—		—		—
Accrued vacation pay	22,334	(2)	22,334	(2)	22,334	(2)	22,334	(2)	22,334	(2)

(1)
Represents earned but unpaid salary as of December 31, 2006.

(2)
Based on vacation days accrued as of December 31, 2006.

(3)
Represents 12 months of base salary.

(4)
Represents annual bonus incentive earned for fiscal year ending December 31, 2006.

(5)
Acceleration of 20% of unvested stock options as termination date falls within first year of Ms. Miles's employment.

(6)
All unvested options held by Ms. Miles will become vested and exercisable in full upon the occurrence of a covered transaction.

  Myles B. McCormick

        Mr. McCormick's employment with us is "at will," and may be terminated by either him or us for any reason.

Executive Benefits and Payments upon Termination	Termination Due to Death or Disability		Termination for Cause		Termination by Us Other than for Cause or Resignation with Good Reason		Resignation Other than for Good Reason		Change in Control
Compensation:
Base salary	$13,462	(1)	$13,462	(1)	$13,462	(1)	$13,462	(1)	$13,462	(1)
Severance payment	—		—		—		—		—
Annual bonus incentive	—		—		—		—		—
Unvested and accelerated stock options	—		—		—		—		15,920,935	(3)
Benefits and perquisites:
Life insurance benefits	—		—		—		—		—
Medical benefits	—		—		—		—		—
Health care	—		—		—		—		—
Accrued vacation pay	46,183	(2)	46,183	(2)	46,183	(2)	46,183	(2)	46,183	(2)

(1)
Represents earned but unpaid salary as of December 31, 2006.

(2)
Based on vacation days accrued as of December 31, 2006.

(3)
All unvested options held by Mr. McCormick will become vested and exercisable in full upon the occurrence of a covered transaction.

Limitation of Liability and Indemnification of Officers and Directors

        As permitted by Section 102 of the Delaware General Corporation Law, we will adopt provisions in our amended and restated certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as directors. The duty of care generally requires that when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

        As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

  •
  we may indemnify our directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  •
  we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

  •
  the rights provided in our bylaws are not exclusive.

        We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        We have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        The following is a description of transactions in our prior three fiscal years to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation and employment arrangements described under "Management." We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions.

Management Advisory Fees

        On June 10, 2004, we entered into a management agreement with Berkshire Partners LLC, pursuant to which Berkshire Partners LLC provides management advisory services in connection with our general business operations. Berkshire Partners LLC, together with its affiliated funds, beneficially owned 46.8% of our common stock as of October 1, 2006, and Ross M. Jones, our Chairman, and Bradley M. Bloom, a member of our board of directors, are Managing Directors of Berkshire Partners LLC and were designated to serve on our board by Berkshire Partners LLC. In compensation for Berkshire Partners LLC's services, we have agreed to pay a management fee in the amount of $300,000 per year for the term of the agreement and additional fees for financial transactions at up to 0.5% of such transactions' value, plus expenses. The agreement expires on June 10, 2009. We have paid fees and expenses of $167,000 and $427,000 for the years ended January 2, 2005 and January 1, 2006, respectively, and $273,000 for the nine months ended October 1, 2006. We paid Berkshire Partners LLC $2,191,000 in connection with our June 2004 recapitalization.

        On June 10, 2004, we also entered into a management agreement with JH Partners, LLC, pursuant to which JH Partners, LLC will provide management advisory services in connection with our general business operations. JH Partners, LLC, together with its affiliate, JH MDB Investors, LLC, beneficially owned 31.6% of our outstanding common stock as of October 1, 2006, and John C. Hansen and Michael J. John, members of our board of directors, are President and a senior partner, respectively, of JH Partners, LLC and were designated to serve on our board by JH Partners, LLC. In compensation for JH Partners, LLC's services, we have agreed to pay a management fee in the amount of $300,000 per year for the term of the agreement. The agreement also expires on June 10, 2009. We have paid fees and expenses of $150,000 and $362,000 for the years ended January 2, 2005 and January 1, 2006, respectively, and $282,000 for the nine months ended October 1, 2006. Under this agreement, we paid JH Partners, LLC $400,000 in connection with our June 2004 recapitalization.

        In connection with our February 2005 recapitalization, we paid $1,197,500 in transactional fees and expenses to Berkshire Partners LLC and $1,197,500 in transactional fees and expenses to JH Partners, LLC. In connection with our October 2005 recapitalization, we issued 54,732 shares of common stock, which we valued at approximately $355,000, to each of Berkshire Partners LLC and JH Partners, LLC. In connection with our June 2006 recapitalization, we issued 102,022 shares of common stock, which we valued at approximately $1,064,000, to each of Berkshire Partners LLC and JH Partners, LLC.

        We paid $900,000 of the net proceeds from our initial public offering to each of Berkshire Partners LLC and JH Partners, LLC as consideration for the termination of our management agreements with them.

Common Stock Issuances

        On June 10, 2004, our director Lea Anne Ottinger purchased 167,274 shares of our common stock at a purchase price of $1.79 per share, for an aggregate price of approximately $300,000. On December 31, 2004, our director Glen Senk purchased 167,274 shares of our common stock at a purchase price of $1.79 per share, for an aggregate price of approximately $300,000. On December 31, 2004, a former director, Thomas Whiddon, also purchased 167,274 shares of our common stock at a purchase price of $1.79 per share, for an aggregate price of approximately $300,000. On June 6, 2006, our director Karen Rose purchased 35,601 shares of our common stock at a purchase price of $8.43 per share, for an aggregate price of approximately $300,000.

Transactions with Affiliates of John C. Hansen

        FH Capital Partners LLC is an affiliate of Mr. Hansen. In December 2001 and May 2002, our predecessor entered into agreements with FH Capital Partners LLC to rent certain computer hardware, software, and licenses under operating lease agreements. Rental expense of $262,000, $243,000 and $33,000 was recognized relating to these arrangements during the years ended December 31, 2003, January 2, 2005, and January 1, 2006, respectively, and has been recorded as general, selling, and administrative expenses in the accompanying consolidated statements of operations.

        FH Capital Partners LLC also loaned funds to our predecessor to purchase equipment that was rented to customers under month-to-month arrangements. Outstanding borrowings on this loan were repaid in full in May 2004. Interest expense relating to this loan was $48,000 and $5,000 for the years ended December 31, 2003 and January 2, 2005, respectively.

        On April 23, 2003, our predecessor extended the expiration term of certain previously issued fully vested warrants for the purchase of its Series A preferred stock by five years. The warrants were held by an affiliate of Mr. Hansen. The warrants were exercised by the holder in connection with our June 2004 recapitalization.

        At December 31, 2003, our predecessor had outstanding a series of notes receivable totaling $1,450,000 to an entity affiliated with Mr. Hansen. Interest income relating to these notes was $29,000 for the year ended December 31, 2003. The entire note balances and all accrued interest were fully repaid in January 2004.

        Our predecessor also paid monthly fees to JH Partners, LLC under an advisory services agreement, pursuant to which JH Partners, LLC provided strategic and financial advisory services. The agreement was terminated in June 2004. Total fees under the agreement were $180,000 and $90,000 for the years ended December 31, 2003 and January 2, 2005, respectively. We also paid JH Partners, LLC fees and expenses of $1,960,000 upon the closing of the June 2004 recapitalization pursuant to a project engagement letter. Our directors John C. Hansen and Michael J. John are President and a senior partner, respectively, of JH Partners, LLC.

        In connection with the June 2004 recapitalization, we paid $55.1 million in exchange for shares of common stock and Series A preferred stock of our predecessor held by investment funds and other entities affiliated with Mr. Hansen. We also paid $14.9 million in exchange for warrants and options held by Mr. Hansen and his affiliates. Some of Mr. Hansen's affiliates contributed shares of common stock and Series A preferred stock of our predecessor to JH MDB Investors, L.P. in exchange for limited partnership interests, and JH MDB Investors then received 12,588,376 shares of our common stock in exchange for the shares of our predecessor in the June 2004 recapitalization. JH MDB Investors also purchased 9,714,798 shares for $17.4 million in cash.

Indemnification Agreements and Directors' and Officers' Liability Insurance

        We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements generally require us to indemnify these individuals to the fullest extent permitted by Delaware law. In addition, we have purchased a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

Promissory Notes in connection with Option Exercises prior to Recapitalizations

        In connection with our February 2005 recapitalization, October 2005 recapitalization and June 2006 recapitalization, we permitted each of our optionholders to pay the exercise price of their vested options by delivering a full recourse, interest bearing promissory note, as contemplated by the terms of our 2004 equity incentive plan. Each of these promissory notes was repaid immediately upon consummation of the recapitalizations. In February 2005, we accepted a promissory note from Ms. Blodgett and Ms. Dunn in the principal amounts of $195,000 and $21,000, respectively, each of which was repaid immediately upon consummation of the February 2005 recapitalization. In October 2005, we accepted a promissory note from Ms. Blodgett, Ms. Dunn and Thomas Whiddon (who was then serving as one of our directors) in the principal amounts of $515,228, $28,068 and $91,800, respectively, each of which was repaid immediately upon consummation of the October 2005 recapitalization. In June 2006, we accepted a promissory note from Mr. Senk in the principal amount of $5,282, which was repaid immediately upon consummation of the June 2006 recapitalization.

Other Arrangements

        Pursuant to a stockholders agreement entered into in June 2004 by and among us and our stockholders, Messrs. Hansen, John, Jones and Bloom and Ms. Blodgett were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve. These five directors also have the right to nominate the remaining four directors to our board. The provisions of the stockholders agreement relating to the nomination and election of directors terminated upon completion of our initial public offering, and members previously elected to our board of directors pursuant to this agreement continue to serve as directors until their successors are duly elected by holders of our common stock.

        In the year ended December 31, 2003, our predecessor paid consulting expenses and fees of approximately $323,000 to a firm associated with an individual who was then serving as a director of our predecessor. This individual is not one of our current directors or officers.

        In connection with the June 2004 recapitalization, we paid $9.5 million in exchange for shares of common stock and Series A preferred stock of our predecessor held by Ms. Blodgett. We also paid $4.9 million in exchange for warrants and options held by Ms. Blodgett. In connection with the recapitalization, approximately 81% of the options held by Ms. Blodgett immediately prior to the 2004 recapitalization were converted into options to purchase 4,875,000 shares of our common stock.

        In November 2001, we borrowed $7.5 million from an entity formed by a group of stockholders of our predecessor that included Ms. Blodgett, Mr. Hansen and another director of our predecessor. We repaid $2,500,000 of these borrowings in December 2003, and repaid the remaining balance in full in April 2004.

        Affiliates of Berkshire Partners LLC and JH Partners, LLC and our executive officers and directors own a majority of our stock, and, as a result, these parties received most of the dividends paid to stockholders in connection with our February 2005, October 2005 and June 2006 recapitalization transactions. Affiliates of Berkshire Partners LLC and JH Partners, LLC and our executive officers and directors received aggregate dividends of approximately $306.3 million, $206.8 million and $63.8 million, respectively, in connection with these recapitalization transactions.

PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS

        Set forth below is information relating to the beneficial ownership of our common stock as of January 31, 2007, and as adjusted to reflect the sale of 575,000 shares of common stock in this offering by Bare Escentuals and the sale of 11,425,000 shares of common stock in this offering by selling stockholders, by:

  •
  each person known by us to beneficially own more than 5% of our outstanding shares of common stock;

  •
  each of our directors;

  •
  each of the named executive officers;

  •
  all directors and executive officers as a group; and

  •
  each selling stockholder selling shares in this offering.

        We have agreed to bear the expenses (other than underwriting discounts and commissions) of the selling stockholders in connection with this offering and to indemnify them against certain liabilities, including liabilities under the Securities Act of 1933.

        The number of shares beneficially owned by each stockholder and each stockholder's percentage ownership in the following table is based on 89,321,980 shares of common stock outstanding as of January 31, 2007. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power and shares of which a person has the right to acquire ownership within 60 days after January 31, 2007, if any. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Unless otherwise indicated, the address of each officer, director, 5% or greater stockholder and selling stockholder listed below is c/o Bare Escentuals, Inc., 71 Stevenson Street, 22nd Floor, San Francisco, California 94105. To the extent any of the selling stockholders identified below are broker-dealers, they may be deemed to be, under interpretation of the staff of the SEC, "underwriters" within the meaning of the Securities Act of 1933.

		Percentage of Shares Beneficially Owned		Number of Shares of Common Stock Offered Hereby(1)	Number of Shares Beneficially Owned Following Offering
	Number of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
5% and Greater Stockholders
Funds affiliated with Berkshire Partners LLC(2)	33,211,458	37.2%	30.9%	5,452,652	27,758,806
Berkshire Fund V, Limited Partnership	15,024,850	16.8	14.0	2,478,475	12,546,375
Berkshire Fund VI, Limited Partnership	16,351,435	18.3	15.2	2,697,307	13,654,128
Berkshire Investors LLC	1,678,419	1.9	1.6	276,870	1,401,549
Berkshire Partners LLC	156,754	*	*	—	156,754
JH MDB Investors, L.P. and its affiliates(3)	15,486,822	17.3	14.4	2,529,445	12,957,377
JH MDB Investors, L.P.	15,249,796	17.1	14.2	2,503,709	12,746,087
JH Partners, LLC	156,754	*	*	25,736	131,018
JH Capital Partners IV, LP	80,272	*	*	—	80,272
Siberia Investment Company, LLC(4)	7,053,378	7.9	6.6	1,158,022	5,895,356

		Percentage of Shares Beneficially Owned		Number of Shares of Common Stock Offered Hereby(1)	Number of Shares Beneficially Owned Following Offering
	Number of Shares Beneficially Owned
Name and Address of Beneficial Owner		Before Offering	After Offering
Named Executive Officers and Directors
Shares Beneficially Owned by Leslie A. Blodgett(5)	6,465,903	7.2	6.0	1,053,534	5,412,369
Keith M. Blodgett and Leslie A. Blodgett, trustees of the Blodgett Family Trust dated June 7, 2004	5,891,962	6.6	6.0	528,534	5,363,428
Northern Trust Bank of California N.A., trustee of the Keith M. Blodgett Grantor Retained Annuity Trust dated June 6, 2005	210,000	*	—	210,000	—
Northern Trust Bank of California N.A., trustee of the Leslie A. Blodgett Grantor Retained Annuity Trust dated June 6, 2005	210,000	*	—	210,000	—
Northern Trust Bank of California N.A., trustee of the Keith M. Blodgett Irrevocable Family Trust #1 dated June 6, 2005	105,000	*	—	105,000	—
Diane M. Miles	2,300	*	*	—	2,300
Myles B. McCormick(6)	265,847	*	*	—	265,847
Ross M. Jones(7)	—	—	—	—	—
Bradley M. Bloom(7)	—	—	—	—	—
John C. Hansen(8)	22,459,928	25.1	20.9	3,687,467	18,772,461
Michael J. John(9)	15,406,550	17.2	14.3	2,529,445	12,877,105
Lea Anne S. Ottinger(10)	197,819	*	*	29,104	168,715
Karen Rose	35,601	*	*	—	35,601
Glen T. Senk(11)	182,819	*	*	20,000	162,819
All directors and executive officers as a group (10 persons)	29,610,217	33.1	27.5	4,790,105	24,820,112
Other Selling Stockholders
Paribas North America, Inc.(12)	1,672,738	1.9	1.6	274,630	1,398,108
York Street Mezzanine Partners, L.P.(13)	1,672,738	1.9	1.6	274,630	1,398,108
Gleacher Mezzanine Fund I, L.P.(14)	1,232,544	1.4	1.1	202,359	1,030,185
Gleacher Mezzanine Fund P, L.P.(14)	440,194	*	*	72,271	367,923
Mary Ann Dunn(15)	553,161	*	*	90,818	462,343
Staci Wilson(16)	377,367	*	*	61,567	315,800
CIT Lending Services Corporation(17)	278,790	*	*	45,771	233,019
Sharon Zuckerman Living Trust dated June 11, 2004(15)(18)	234,568	*	*	38,512	196,056
Jaime Hutter(15)	234,000	*	*	20,000	214,000
Ron Pulga(19)	206,650	*	*	33,492	173,158
RGIP, LLC(20)	139,395	*	*	22,886	116,509
Squam Lake Investors VI, L.P.(21)	130,474	*	*	21,421	109,053
Bain & Company, Inc.(22)	4,822	*	*	792	4,030
Waban Investors II, L.P.(23)	4,098	*	*	673	3,425
Debbie Fletcher(24)	92,919	*	*	7,142	85,777
Gigi Desin-Phillips(25)	63,000	*	*	5,000	58,000
Sharon Lee(25)	34,725	*	*	5,702	29,023
Gregory W. Sullivan	27,879	*	*	4,577	23,302

*
Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)
The selling stockholders have granted the underwriters the option to purchase an aggregate of 1,800,000 shares if the underwriters sell more than 12,000,000 shares. The selling stockholders named in the table below have granted the underwriters the option to purchase the number of shares shown next to their names. If the over-allotment option were exercised in full, the individuals would beneficially own the number and percentage of shares of our common stock shown in the table below:
		Number of Shares Beneficially Owned Following Offering if Over-Allotment Option is Exercised
	Shares Subject to Over-Allotment Option
Selling Stockholders
		Number	Percent
Berkshire Fund V, Limited Partnership	392,029	12,154,346	13.5%
Berkshire Fund VI, Limited Partnership	426,642	13,227,486	14.7
Berkshire Investors LLC	43,793	1,357,756	1.5
JH MDB Investors, L.P.	396,011	12,350,076	13.7
JH Partners, LLC	4,077	126,941	*
Siberia Investment Company, LLC	183,162	5,712,194	6.4
Keith M. Blodgett and Leslie A. Blodgett, trustees of the Blodgett Family Trust dated June 7, 2004	166,635	5,196,793	5.8
Lea Anne S. Ottinger	4,607	164,108	*
Paribas North America, Inc.	43,445	1,354,663	1.5
York Street Mezzanine Partners, L.P.	43,445	1,354,663	1.5
Gleacher Mezzanine Fund I, L.P.	32,004	998,181	1.1
Gleacher Mezzanine Fund P, L.P.	11,427	356,496	*
Mary Ann Dunn	14,365	447,978	*
CIT Lending Services Corporation	7,234	225,785	*
Sharon Zuckerman Living Trust dated June 11, 2004	6,095	189,961	*
RGIP, LLC	3,624	112,885	*
Squam Lake Investors VI, L.P.	3,391	105,662	*
Bain & Company	129	3,901	*
Waban Investors II, L.P.	103	3,322	*
Staci Wilson	9,732	306,068	*
Ron Pulga	5,293	167,865	*
Debbie Fletcher	1,126	84,651	*
Sharon Lee	906	28,117	*
Gregory W. Sullivan	725	22,577	*

*
Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(2)
(i) 156,754 of these shares are held by Berkshire Partners LLC, (ii) 16,351,435 of these shares are held by Berkshire Fund VI, Limited Partnership, (iii) 15,024,850 of these shares are held by Berkshire Fund V, Limited Partnership and (iv) 1,678,419 of these shares are held by Berkshire Investors LLC. The business address for these stockholders is c/o Berkshire Partners LLC, One Boston Place, Suite 3300, Boston, Massachusetts 02108. Fifth Berkshire Associates LLC ("Fifth Berkshire") is the general partner of Berkshire Fund V, Limited Partnership ("Berkshire Fund V") and has voting and investment power for Berkshire Fund V. Sixth Berkshire Associates LLC ("Sixth Berkshire") is the general partner of Berkshire Fund VI, Limited Partnership ("Berkshire Fund VI") and has voting and investment power for Berkshire Fund VI. The managing members of Fifth Berkshire include one of our directors, Bradley M. Bloom, J. Christopher Clifford, Kevin T. Callaghan, Richard K. Lubin, Carl Ferenbach, Jane Brock-Wilson, David R. Peeler, Robert J. Small, and our chairman of the board of directors, Ross M. Jones (the "Fifth Berkshire Principals" and together with Michael C. Ascione, Christopher J. Hadley and Lawrence S. Hamelsky, the "Berkshire Principals"). The Berkshire Principals are the managing members of Sixth Berkshire, Berkshire Investors LLC and Berkshire Partners LLC and, as such, may be deemed to possess indirect beneficial ownership of the shares of common stock beneficially owned by Berkshire Fund V, Berkshire Fund VI, Berkshire Investors LLC and Berkshire Partners LLC. However none of the Berkshire Principals, acting alone, has voting or investment power with respect to shares beneficially owned by Berkshire Fund V, Berkshire Fund

  VI, Berkshire Investors LLC or Berkshire Partners LLC, and as a result, each Berkshire Principal disclaims beneficial ownership of shares of our common stock.

(3)
Includes (i) 15,249,796 shares held by JH MDB Investors, L.P., (ii) 156,754 shares held by JH Partners, LLC and (iii) 80,272 shares held by JH Capital Partners IV, LP. The general partner of JH MDB Investors, L.P. is JHMD Beauty GP, LLC. Our director John C. Hansen is the Manager of JHMD Beauty GP, LLC, and Mr. Hansen and our director Michael J. John hold voting membership interests in JHMD Beauty GP, LLC. Mr. Hansen is the President of JH Partners, LLC, and Mr. Hansen and Mr. John hold voting membership interests in JH Partners, LLC. The general partner of JH Capital Partners IV, LP is Williamson GP, Inc. James Williamson is the President and sole director of Williamson GP, Inc. The address for JH MDB Investors, L.P., JH Partners, LLC and JH Capital Partners IV, LP is 451 Jackson Street, San Francisco, CA 94111-1615. Mr. Hansen and Mr. John disclaim beneficial ownership of the shares held by JH Partners, LLC, JH MDB Investors, L.P. and JH Capital Partners IV, LP except to the extent of their respective pecuniary interests therein.

(4)
The Manager of Siberia Investment Company, LLC is Robert Underwood. The address of Siberia Investment Company, LLC is c/o Underwood & Roberts, PLLC, 3110 Edwards Mill Road, Ste. 100, Raleigh, NC 27612.

(5)
Includes options to purchase 48,641 shares immediately exercisable as of January 31, 2007 and 210,000 shares held of record by trusts for which Ms. Blodgett has sole voting and investment power. Also includes 5,891,962 shares held of record by trusts for which Ms. Blodgett and her husband have shared voting and investment power. Also includes 300 shares held by Ms. Blodgett's husband as UTMA custodian for Ms. Blodgett's son for which Ms. Blodgett's husband has sole voting and investment power, 315,000 shares held of record by trusts for which Ms. Blodgett's husband has sole voting and investment power; Ms. Blodgett disclaims beneficial ownership of these shares.

(6)
Includes options to purchase 126,622 shares immediately exercisable as of January 31, 2007 and 25 shares held by Mr. McCormick's wife.

(7)
Messrs. Bloom and Jones are Managing Directors of Berkshire Partners LLC. By virtue of their positions as managing members of each of Berkshire Partners LLC, Berkshire Investors LLC, Fifth Berkshire, the general partner of Berkshire Fund V, and Sixth Berkshire, the general partner of Berkshire Fund VI, Messrs. Bloom and Jones may be deemed to possess beneficial ownership of 33,211,458 shares of common stock beneficially owned by these entities, which represents 37.2% of our outstanding common stock. However, neither Mr. Bloom nor Mr. Jones, acting alone, has voting or investment power with respect to the shares beneficially owned by these entities and, as a result, each of Messrs. Bloom and Jones disclaims beneficial ownership of such shares of our common stock.

(8)
Includes (i) 15,249,796 shares held by JH MDB Investors, L.P., (ii) 156,754 shares held by JH Partners, LLC and (iii) 7,053,378 shares held by Siberia Investment Company, LLC. Mr. Hansen disclaims beneficial ownership of the shares held by JH Partners, LLC and JH MDB Investors, L.P. except to the extent of his pecuniary interest therein.

(9)
Includes (i) 15,249,796 shares held by JH MDB Investors, L.P. and (ii) 156,754 shares held by JH Partners, LLC. Mr. John disclaims beneficial ownership of the shares held by JH Partners, LLC and JH MDB Investors, L.P. except to the extent of his pecuniary interest therein.

(10)
Includes options to purchase 545 shares immediately exercisable as of January 31, 2007 and 11,500 shares held by each of the Lauren Elizabeth Ottinger 1993 Trust dated 9/28/93, Michael Walter Ottinger 1993 Trust dated 9/28/93 and Ryan Richard Ottinger 1996 Trust dated 11/22/96.

(11)
Includes options to purchase 8,045 shares immediately exercisable as of January 31, 2007.

(12)
Thomas Clyne is the Finance Director and Treasurer of Paribas North America, Inc. and has sole voting and investment power for Paribas North America, Inc. BNP Paribas, an affiliate of Paribas North America, Inc. is the lead arranger and administrative agent and a lender under our senior secured credit facility. The address of Paribas North America, Inc. is 787 Seventh Avenue, New York, NY 10019.

(13)
The general partner of York Street Mezzanine Partners, L.P. is York Street Capital Partners, LLC. The managing members of York Street Capital Partners, L.L.C. are Robert M. Golding and Christopher A.

  Layden, each of whom acting alone has voting and investment power with respect to the shares shown. The address of York Street Mezzanine Partners, L.P. is One Pluckemin Way, Bedminster, NJ 07921.

(14)
The general partner of each of Gleacher Mezzanine Fund I, L.P. and Gleacher Mezzanine Fund P, L.P. is Gleacher Mezzanine LLC, which has voting and investment power for these funds. Administrative members of Gleacher Mezzanine LLC are Elliott Jones, Phillip Krall, Mary Price Gay and Craig Pisani. Eric J. Gleacher is the manager of Gleacher Mezzanine LLC. The address of Gleacher Mezzanine LLC is 660 Madison Avenue, 19th Floor, New York, NY 10021.

(15)
Former officer.

(16)
Includes options to purchase 2,366 shares immediately exercisable as of January 31, 2007. Ms. Wilson is a vice president.

(17)
CIT Lending Services Corporation is a wholly owned subsidiary of CIT Group Inc., a publicly held entity. The address of CIT Lending Services Corporation is 1 CIT Drive, Livingston, NJ 07039.

(18)
Sharon Weinberg is the trustee of the Sharon Zuckerman Living Trust dated June 11, 2004 and has sole voting and investment power for the trust.

(19)
Includes options to purchase 2,650 shares immediately exercisable as of January 31, 2007. Mr. Pulga is a vice president.

(20)
Alfred Rose and Brad Malt have shared voting and investment power for RGIP, LLC. The address of RGIP, LLC is One International Place, Boston, MA 02110.

(21)
BGPI, Inc., an affiliate of Bain & Company, Inc., described in footnote 22 below, is the managing general partner of Squam Lake Investors VI, L.P. Voting and investment decisions at BGPI, Inc. are made by a five member board of directors, and therefore, no single member of the board has voting or investment authority. The address of Squam Lake Investors VI, L.P. is c/o Bain & Co., 131 Dartmouth Street, Boston, MA 02116.

(22)
Voting and investment decisions at Bain & Company, Inc. are made by a twelve member board of directors and therefore, no single member of the board has voting or investment authority. The address of Bain & Company, Inc. is 131 Dartmouth Street, Boston, MA 02116.

(23)
BG Investments, Inc. is the managing general partner of Waban Investors II, L.P. Voting and investment decisions are made by a two member board of directors, and therefore, no single member of the board has voting or investment authority. The address of Waban Investors II, L.P. is c/o Bridgespan Group, 535 Boylston Street, Boston, MA 02116.

(24)
Includes options to purchase 39,919 shares immediately exercisable as of January 31, 2007. Ms. Fletcher is a vice president.

(25)
Former employee.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 200,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

        The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Outstanding Shares.    Based on 70,915,593 shares of common stock outstanding as of October 1, 2006, the issuance of 18,400,000 shares in our initial public offering on October 4, 2006, the issuance of 575,000 shares of common stock in this offering, and no exercise of options, there will be 89,890,593 shares of common stock outstanding upon completion of this offering.

        As of March 1, 2007, we had approximately 74 record holders of our common stock.

        Options.    As of October 1, 2006, there were 6,371,442 shares of common stock subject to outstanding options under our 2004 Equity Incentive Plan and 2006 Equity Incentive Award Plan.

        As of October 1, 2006, we had approximately 34 holders of options to purchase our common stock.

        Voting Rights.    Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

        Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

        Liquidation.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

        Rights and Preferences.    Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.

        Fully Paid and Nonassessable.    All of our outstanding shares of common stock are, and the shares of common stock to be sold by us in this offering will be, fully paid and nonassessable.

Preferred Stock

        Our board of directors have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

        Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

        In connection with our June 2004 recapitalization, we entered into a stockholders agreement with each of our stockholders that provides the investment funds affiliated with each of Berkshire Partners LLC and JH Partners, LLC the right to require us to file a registration statement on up to three occasions covering the public offering of our common stock owned by them at any time after our initial public offering. Our stockholders prior to our initial public offering also have the right to include all or a portion of their shares in any subsequent registered offering by us or the investment funds affiliated with Berkshire Partners LLC or JH Partners, LLC; provided that these shares may be excluded if they cause the number of shares in the offering to exceed the number of shares that the underwriters reasonably believe is compatible with the success of the offering.

Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

  •
  prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15.0% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

        Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws.    Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

  •
  permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in control);

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  divide our board of directors into three classes;

  •
  require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

  •
  provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder's notice;

  •
  do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose); and

  •
  provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Nasdaq Global Select Market Listing

        Our common stock is listed on the Nasdaq Global Select Market under the symbol "BARE."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is The Bank of New York. The transfer agent and registrar's address is The Bank of New York, Stock Transfer Administration, 101 Barclay St., 11 East, New York, New York 10286.

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock (other than a partnership) that for United States federal income tax purposes is not a "United States person." For purposes of this discussion, the term United States person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

  •
  an estate whose income is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person under applicable U.S. Treasury regulations.

        If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

        This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder's special tax status or special circumstances. Former citizens or residents of the United States, insurance companies, tax-exempt organizations, partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, banks or other financial institutions, "controlled foreign corporations," "passive foreign investment companies" and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address the tax consequences to non-U.S. holders that do not hold our common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment). This discussion also does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and U.S. Treasury regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. Accordingly, each non-U.S. holder should consult its own tax advisors regarding the U.S. federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of our common stock.

        PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Dividends

        Distributions on our common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

        Amounts treated as dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

        Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits, subject to an applicable income tax treaty providing otherwise.

        In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

        A non-U.S. holder may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed timely with the IRS. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a U.S. trade or business of the non-U.S. holder or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

  •
  the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other disposition occurs and other conditions are met; or

  •
  our common stock constitutes a U.S. real property interest by reason of our status as a "United States real property holding corporation," or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock.

        We believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if the non-U.S. holder actually or constructively held more than 5 percent of such regularly traded common stock during the applicable period.

        Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding tax. Gain described in the second bullet point above (which may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

        Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided certification that it is not a United States person (on the forms described above) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a United States person.

        Payments of the proceeds from a disposition effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but generally not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three year period, or a foreign partnership if (i) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate, hold more than 50 percent of the income or capital interest in such partnership or (ii) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless an exemption is otherwise established, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

        Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

        We have 89,315,593 shares of common stock outstanding, not including currently outstanding options as of October 1, 2006, after giving effect to the 18,400,000 shares sold in our initial public offering on October 4, 2006. Of these shares, the 18,400,000 shares sold in our initial public offering, the 12,000,000 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters' over-allotment option, are or will be freely transferable without restriction under the Securities Act, unless they are held by our "affiliates" as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

        As a result of lock-up agreements and the provisions of Rules 144 and 701, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

  •
  494,103 restricted shares will be eligible for sale upon expiration of the lock-up agreements our underwriters obtained in connection with our initial public offering and the 180-day lock-up period arising under our Stockholders Agreement in connection with our initial public offering, described below;

  •
  58,792,446 restricted shares will be eligible for sale upon expiration of the lock-up agreements obtained by the underwriter in connection with this offering and the 90-day lock-up period arising under our Stockholders Agreement in connection with this offering, described below; and

  •
  the remaining 204,044 restricted shares will be eligible for sale beginning on June 21, 2007.

Rule 144

        In general, under Rule 144 as in effect on the date of this prospectus, our affiliates, or a person (or persons whose shares are aggregated) who has beneficially owned restricted shares (as defined under Rule 144) for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of common stock or the average weekly trading volume of the common stock on the Nasdaq Global Select Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales under Rule 144 are subject to requirements relating to the manner of sale, notice, and the availability of current public information about us.

Rule 144(k)

        A person (or persons whose shares are aggregated) who was not our affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations described above.

Rule 701

        Our employees, officers, directors or consultants who purchased or were awarded shares or options to purchase shares under a written compensatory plan or contract are entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits affiliates and non-affiliates to sell their Rule 701 shares without having to comply with Rule 144 holding period restrictions, in each case commencing 90 days after the effective date of this offering. In addition, non-affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

Registration Rights

        In connection with our June 2004 recapitalization, we entered into a stockholders agreement with each of our stockholders that provides the investment funds affiliated with each of Berkshire Partners LLC and JH Partners, LLC the right to require us to file a registration statement on up to three occasions covering the public offering of our common stock owned by them at any time after the initial public offering. Our stockholders prior to our initial public offering also have the right to include all or a portion of their shares in any subsequent registered offering by us or the investment funds affiliated with Berkshire Partners LLC or JH Partners, LLC; provided that these shares may be excluded if they cause the number of shares in the offering to exceed the number of shares that the underwriters reasonably believe is compatible with the success of the offering. If the holders of these registrable securities request that we register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See "Description of Capital Stock — Registration Rights."

Lock-Up Agreements

        Our directors, officers and holders of substantially all of our common stock agreed with the underwriters of our initial public offering that for a period of 180 days following September 28, 2006, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. These lock-up agreements will expire on March 27, 2007 unless they are extended pursuant to their terms. This 180-day restricted period will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event. Goldman, Sachs & Co. has released the shares being sold in this offering by the selling stockholders from the restrictions in the lock-up agreements entered into in connection with the initial public offering, and it may, in its sole discretion, at any time without prior notice, release all or any portion of the remaining shares from the restrictions in the lock-up agreements. In considering any request to release shares subject to a lock-up agreement, Goldman, Sachs & Co. will consider the facts and circumstances relating to a request at the time of the request.

        In addition, our directors, officers (including all of our vice presidents), holders of more than 60,000 shares of our common stock, stockholders who participated in a group that purchased more than 60,000 shares of our common stock from us prior to our initial public offering, and the selling stockholders have agreed with the underwriters that for a period of 90 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. These lock-up agreements are subject to limited extension under certain circumstances described in "Underwriting." Goldman, Sachs & Co. may, in its sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. In considering any request to release shares subject to a lock-up agreement, Goldman, Sachs & Co. will consider the facts and circumstances relating to a request at the time of the request.

        All holders of our common stock and options to purchase shares of common stock prior to our initial public offering are parties to the stockholders agreement described above under the heading "—Registration Rights." The stockholders agreement provides that in connection with any public offering of shares of our common stock, none of the stockholders party to the stockholders agreement may sell, assign or otherwise transfer any shares of our common stock during the period beginning seven days immediately preceding the date upon which we in good faith believe that the relevant registration statement will become effective, and ending on the 90th day (or in the case of the initial public offering, the 180th day) following the effectiveness of such registration statement with respect to such public offering without the prior written consent of the underwriters managing the offering, subject to specified exceptions. We and the underwriters managing this offering have agreed that the 90-day lock-up restrictions arising under the stockholders agreement in connection with this offering will not apply to any of the stockholders party to the stockholders agreement who are not directors or officers of our company (including all of our vice presidents), holders of more than 60,000 shares of our common stock, participants in a group that purchased more than 60,000 shares of our common stock from us prior to our initial public offering, or participants in this offering. The managing underwriters of this offering may release stockholders from the lock-up provisions in the stockholders agreement.

Equity Incentive Plans

        We have filed with the SEC a registration statement under the Securities Act covering the shares of common stock that we have reserved for issuance under our equity incentive plans. Accordingly, shares registered under the registration statement are available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up arrangements described above, if applicable.

UNDERWRITING

        The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., CIBC World Markets Corp., Banc of America Securities LLC, Piper Jaffray & Co., Thomas Weisel Partners LLC and SunTrust Capital Markets, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	4,800,000
CIBC World Markets Corp.	3,600,000
Banc of America Securities LLC	1,000,000
Piper Jaffray & Co.	1,000,000
Thomas Weisel Partners LLC	1,000,000
SunTrust Capital Markets, Inc.	600,000

Total	12,000,000

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,800,000 shares from the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,800,000 additional shares.

Paid by the Company

	No Exercise	Full Exercise
Per Share	$1.4662	$1.4662
Total	$843,065	$843,065

Paid by the Selling Stockholders

	No Exercise	Full Exercise
Per Share	$1.4662	$1.4662
Total	$16,751,335	$19,390,495

        Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.8798 per share from the public offering price. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms.

        We and all of our officers, directors, and holders of substantially all of our common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans, certain shares purchased in the open market after the completion of this offering and issuances of securities in connection with acquisitions we may make in an aggregate amount not to exceed 10% of our outstanding capital stock as of the date hereof, provided that with respect to securities issued in connection with acquisitions, the transferee agrees to be bound in writing by these restrictions. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 90-day restricted period, the company announces that it will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

        Each of the underwriters has represented and agreed that:

  (a)
  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

  (b)
  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each Underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Shares to the public in that Relevant Member State at any time:

  (a)
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

  (d)
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        The company estimates that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $900,000.

        The company and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses. In particular, affiliates of Goldman, Sachs & Co. and CIBC World Markets Corp. are lenders under our credit facilities, for which CIBC World Markets Corp. also serves as syndication agent.

        Based on the number of shares outstanding on October 1, 2006, after giving effect to the 18,400,000 shares issued in our initial public offering on October 4, 2006, certain employees of CIBC World Markets Corp. indirectly (through entities affiliated with JH Partners, LLC) own approximately 0.6% in the aggregate, of our outstanding common stock. Accordingly, such employees will receive proceeds from this offering based upon the participation of an entity affiliated with JH Partners, LLC as a selling stockholder in this offering.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at January 2, 2005 and January 1, 2006, and for each of the three years in the period ended January 1, 2006, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Bare Escentuals and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. You should refer to the full text of the contracts and other documents filed as exhibits to the registration statement before investing in the common stock offered hereby. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address is www.sec.gov.

        We are subject to the information and periodic reporting requirements of the Exchange Act and, in accordance therewith, file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information are available for inspection and copying at the public reference room and web site of the SEC referred to above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at January 2, 2005, January 1, 2006 and October 1, 2006 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and for the nine months ended October 2, 2005 and October 1, 2006 (unaudited)	F-4
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and for the nine months ended October 1, 2006 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and for the nine months ended October 2, 2005 and October 1, 2006 (unaudited)	F-7
Notes to Consolidated Financial Statements	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Bare Escentuals, Inc.

        We have audited the accompanying consolidated balance sheets of Bare Escentuals, Inc. as of January 2, 2005 and January 1, 2006, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for each of the three fiscal years in the period ended January 1, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bare Escentuals, Inc. at January 2, 2005 and January 1, 2006, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended January 1, 2006, in conformity with U.S. generally accepted accounting principles.

        As described in Note 2, effective January 3, 2005, the Company changed its method of accounting for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123 (Revised), Share-Based Payment.

/s/ Ernst & Young LLP
San Francisco, California
March 3, 2006, except for Note 9 and Note 10,
as to which the date is June 7, 2006, Note 2,
Earnings (Loss) Per Share, as to which the
date is October 4, 2006, and Note 21, as to
which the date is December 20, 2006

BARE ESCENTUALS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	January 2, 2005	January 1, 2006	October 1, 2006
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$4,442	$18,675	$7,498
Inventories	29,128	34,331	59,044
Accounts receivable, net of allowances of $650, $2,225 and $3,113 at January 2, 2005, January 1, 2006 and October 1, 2006, respectively	13,578	17,891	28,029
Prepaid income taxes	1,630	—	4,801
Prepaid expenses and other current assets	2,140	3,179	4,539
Deferred tax assets	754	3,050	3,050

Total current assets	51,672	77,126	106,961
Property and equipment, net	3,083	9,829	18,655
Intangible assets, net	6,085	6,085	6,085
Deferred tax assets	—	1,005	1,523
Other assets	2,719	850	5,471

Total assets	$63,559	$94,895	$138,695

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$8,625	$12,667	$17,963
Accounts payable	9,725	12,974	27,352
Accrued liabilities	5,799	16,343	19,361
Accrued restructuring charges	—	292	294
Income taxes payable	—	135	—
Deemed dividend payable	5,700	—	—

Total current liabilities	29,849	42,411	64,970
Long-term debt, less current portion	80,998	377,166	690,045
Deferred rent	425	2,470	2,782
Deferred tax liabilities	1,489	—	—
Accrued restructuring charges	—	132	—
Long-term employee benefits	—	148	477
Commitments and contingencies (Note 11)
Stockholders' equity (deficit):
Common stock; $0.001 par value, 200,000 shares authorized; 62,019, 69,109 and 70,916 shares issued and outstanding at January 2, 2005, January 1, 2006 and October 1, 2006, respectively	62	69	71
Additional paid-in capital	89,535	1,887	3,334
Deferred compensation	(1,109)	—	—
Accumulated deficit	(137,690)	(329,388)	(622,984)

Total stockholders' equity (deficit)	(49,202)	(327,432)	(619,579)

Total liabilities and stockholders' equity (deficit)	$63,559	$94,895	$138,695

See accompanying notes.

BARE ESCENTUALS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Year ended			Nine months ended
	December 31, 2003	January 2, 2005	January 1, 2006	October 2, 2005	October 1, 2006
				(Unaudited)
Sales, net	$94,661	$141,801	$259,295	$179,946	$284,047
Cost of goods sold	31,041	39,621	74,511	50,498	79,023

Gross profit	63,620	102,180	184,784	129,448	205,024
Expenses:
Selling, general and administrative	40,593	61,156	103,270	71,489	97,323
Depreciation and amortization, relating to selling, general and administrative	1,150	801	1,106	676	1,523
Stock-based compensation, relating to selling, general and administrative	—	819	1,370	930	3,832
Restructuring charges	—	—	643	643	114
Asset impairment charge	—	—	1,055	1,055	—
Recapitalization fees and expenses	—	21,430	—	—	—

Operating income	21,877	17,974	77,340	54,655	102,232
Interest expense	(1,592)	(6,348)	(21,503)	(12,646)	(41,593)
Debt extinguishment costs	(323)	(540)	(16,535)	(10,558)	(3,391)
Interest income	36	4	221	70	979

Income before provision for income taxes	19,998	11,090	39,523	31,521	58,227
Provision for income taxes	8,152	7,088	15,633	12,468	24,339

Net income	$11,846	$4,002	$23,890	$19,053	$33,888

Deemed dividend attributable to preferred stockholders	—	4,472	—	—	—

Net income (loss) attributable to common stockholders	$11,846	$(470)	$23,890	$19,053	$33,888

Net income (loss) per share attributable to common stockholders:
Basic	$0.19	$(0.01)	$0.35	$0.28	$0.48

Diluted	$0.17	$(0.01)	$0.34	$0.28	$0.47

Cash dividend per common share	$—	$0.02	$4.45	$1.79	$4.81

Weighted-average shares used in per share calculations:
Basic	61,380	61,500	67,676	67,217	69,920

Diluted	68,192	61,500	69,285	68,702	72,361

Pro forma net income per share attributable to common stockholders (unaudited):
Basic			$0.38		$0.57

Diluted			$0.37		$0.55

Weighted-average shares used in pro forma net income per share (unaudited):
Basic			86,384		88,524

Diluted			87,993		90,965

See accompanying notes.

BARE ESCENTUALS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
(in thousands)

	Series A Convertible Preferred Stock
			Series A Preferred Stock Warrants MD Beauty, Inc.	Common Stock
											Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	MD Beauty, Inc.			MD Beauty, Inc.		Bare Escentuals, Inc.		Additional Paid-in Capital	Stockholder Note Receivable	Deferred Compensation
	Shares	Amount		Shares	Amount	Shares	Amount
Balance at December 31, 2002	71,614	$5,993	$461	60,327	$60	—	$—	$316	$(141)	$—	$(4,783)	$1,906
Common stock options exercised	—	—	—	1,053	1	—	—	4	—	—	—	5
Series A convertible preferred shares issued upon exercise of warrant	2,584	—	—	—	—	—	—	—	—	—	—	—
Tax benefit from exercise of warrant	—	—	—	—	—	—	—	434	—	—	—	434
Stock-based compensation related to modification of warrant in April 2003	—	—	—	—	—	—	—	610	—	—	—	610
Interest on stockholder note receivable	—	—	—	—	—	—	—	—	(6)	—	—	(6)
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	11,846	11,846

Balance at December 31, 2003	74,198	5,993	461	61,380	61	—	—	1,364	(147)	—	7,063	14,795
Repayment of stockholder note receivable	—	—	—	—	—	—	—	—	147	—	—	147
Series A convertible preferred shares issued upon exercise of warrant	832	—	—	—	—	—	—	—	—	—	—	—
Stock-based charge related to modification of warrant in June 2004	—	—	—	—	—	—	—	5,560	—	—	—	5,560
Repurchase of Series A convertible preferred stock, common stock and warrants in connection with the June 2004 Recapitalization	(75,030)	(5,993)	(461)	(61,380)	(61)	—	—	(6,924)	—	—	(143,055)	(156,494)
Deemed dividend in connection with the June 2004 Recapitalization	—	—	—	—	—	—	—	—	—	—	(5,700)	(5,700)
Common stock issued in connection with the June 2004 Recapitalization, including 12,588 shares issued to Rollover Stockholders	—	—	—	—	—	61,380	61	87,445	—	—	—	87,506
Common stock options exercised	—	—	—	—	—	538	1	19	—	—	—	20
Issuance of common stock to directors	—	—	—	—	—	335	—	832	—	(232)	—	600
Common stock repurchased	—	—	—	—	—	(234)	—	(9)	—	—	—	(9)
Stock-based compensation	—	—	—	—	—	—	—	1,248	—	(1,248)	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	—	—	—	371	—	371
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	4,002	4,002

Balance at January 2, 2005	—	—	—	—	—	62,019	62	89,535	—	(1,109)	(137,690)	(49,202)

BARE ESCENTUALS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (continued)
(in thousands)

	Series A Convertible Preferred Stock
			Series A Preferred Stock Warrants MD Beauty, Inc.	Common Stock
											Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficit)
	MD Beauty, Inc.			MD Beauty, Inc.		Bare Escentuals, Inc.		Additional Paid-in Capital	Stockholder Note Receivable	Deferred Compensation
	Shares	Amount		Shares	Amount	Shares	Amount
Balance at January 2, 2005	—	$—	$—	—	$—	62,019	$62	$89,535	$—	$(1,109)	$(137,690)	$(49,202)
Reversal of deferred stock-based compensation upon adoption of FAS 123(R)	—	—	—	—	—	—	—	(1,082)	—	1,082	—	—
Common stock options exercised	—	—	—	—	—	6,981	7	985	—	—	—	992
Tax benefit related to stock option exercises and disqualifying disposition of shares	—	—	—	—	—	—	—	1,027	—	—	—	1,027
Stock-based compensation	—	—	—	—	—	—	—	1,343	—	27	—	1,370
Cash dividends paid in connection with the recapitalization transactions	—	—	—	—	—	—	—	(90,316)	—	—	(215,588)	(305,904)
Shares issued in lieu of transaction fees	—	—	—	—	—	109	—	395	—	—	—	395
Net income and comprehensive income	—	—	—	—	—	—	—	—	—	—	23,890	23,890

Balance at January 1, 2006	—	—	—	—	—	69,109	69	1,887	—	—	(329,388)	(327,432)
Common stock options exercised (unaudited)	—	—	—	—	—	1,680	2	1,307	—	—	—	1,309
Tax benefit related to stock option exercises (unaudited)	—	—	—	—	—	—	—	7,507	—	—	—	7,507
Stock-based compensation (unaudited)	—	—	—	—	—	—	—	3,832	—	—	—	3,832
Cash dividends paid in connection with the June 2006 Recapitalization (unaudited)	—	—	—	—	—	—	—	(12,943)	—	—	(327,484)	(340,427)
Shares issued in lieu of transaction fees (unaudited)	—	—	—	—	—	204	—	2,442	—	—	—	2,442
Common stock repurchased (unaudited)	—	—	—	—	—	(113)	—	(998)	—	—	—	(998)
Issuance of common stock to director (unaudited)	—	—	—	—	—	36	—	300	—	—	—	300
Net income and comprehensive income (unaudited)	—	—	—	—	—	—	—	—	—	—	33,888	33,888

Balance at October 1, 2006 (unaudited)	—	$—	$—	—	$—	70,916	$71	$3,334	$—	$—	$(622,984)	$(619,579)

See accompanying notes.

BARE ESCENTUALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year ended			Nine months ended
	December 31, 2003	January 2, 2005	January 1, 2006	October 2, 2005	October 1, 2006
				(Unaudited)
Operating activities
Net income	$11,846	$4,002	$23,890	$19,053	$33,888
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	455	517	1,106	676	1,523
Amortization of intangible assets	695	284	—	—	—
Amortization of debt issuance costs	250	1,084	430	404	230
Debt extinguishment costs	323	540	16,535	10,558	3,391
Stock-based charge related to purchase of fully vested options	—	13,126	—	—	—
Stock-based charge related to modification of warrant	610	5,560	—	—	—
Stock-based compensation	—	819	1,370	930	3,832
Asset impairment	—	—	1,055	1,055	—
Excess tax benefit from stock option exercises and disqualifying disposition of shares	—	—	(1,027)	—	(7,507)
Deferred income tax provision (benefit)	597	(187)	(4,790)	—	(518)
Other	(4)	13	98	98	4
Changes in operating assets and liabilities:
Inventories	(3,943)	(10,580)	(5,203)	(7,782)	(24,713)
Accounts receivable	(2,341)	(7,302)	(4,149)	(3,643)	(10,138)
Income taxes	12	(1,651)	2,792	1,739	2,571
Prepaid expenses and other current assets	(1,248)	(687)	(1,135)	(918)	(1,360)
Other assets	(114)	112	(151)	(381)	(326)
Accounts payable and accrued liabilities	(989)	6,937	7,890	5,821	17,396
Other liabilities	501	238	1,289	1,065	511

Net cash provided by operating activities	6,650	12,825	40,000	28,675	18,784
Investing activities
Purchase of property and equipment	(313)	(2,238)	(7,542)	(6,283)	(10,353)
Financing activities
Proceeds from issuance of Senior Term Loans and First- and Second-Lien Term Loans	—	73,000	397,000	224,500	206,583
Repayments on Senior Term Loans and First- and Second-Lien Term Loans	—	(7,450)	(72,717)	(69,550)	(12,146)
Proceeds from issuance of Subordinated Notes Payable	—	27,000	15,000	—	125,000
Repayments on Subordinated Notes Payable	(2,500)	(5,000)	(42,000)	(42,000)	—
Borrowings under line of credit	24,430	8,968	—	—	—
Repayments on line of credit	(23,352)	(16,346)	—	—	—
Repayments on term loan	(3,677)	—	—	—	—
Repayments on loan from FH Capital Partners LLC	(488)	(217)	—	—	—
Payments for debt issuance costs	(100)	(6,566)	(11,623)	(8,230)	(4,122)
Payment of transaction costs in connection with initial public offering	—	—	—	—	(2,614)
Dividends paid in connection with the Recapitalization transactions	—	—	(305,904)	(122,431)	(340,427)
Excess tax benefit from stock option exercises and disqualifying disposition of shares	—	—	1,027	—	7,507
Exercise of stock options	5	20	992	248	1,309
Common stock repurchased	—	—	—	—	(998)

BARE ESCENTUALS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands)

	Year ended			Nine months ended
	December 31, 2003	January 2, 2005	January 1, 2006	October 2, 2005	October 1, 2006
				(Unaudited)
Financing activities (continued)
Repurchase of outstanding preferred and common shares in connection with the June 2004 Recapitalization	$—	$(156,494)	$—	$—	$—
Purchase of fully vested options in connection with the June 2004 Recapitalization	—	(13,126)	—	—	—
Issuance of common stock in connection with the June 2004 Recapitalization	—	87,506	—	—	—
Advances under note receivable to related party	(1,450)	—	—	—	—
Repayment of note receivable from related party	—	1,450	—	—	—
Repayment of stockholder note receivable	—	147	—	—	—
Proceeds from issuance of common stock to directors	—	600	—	—	300
Other	—	(38)	—	—	—

Net cash used in financing activities	(7,132)	(6,546)	(18,225)	(17,463)	(19,608)

Net increase (decrease) in cash and cash equivalents	(795)	4,041	14,233	4,929	(11,177)
Cash and cash equivalents, beginning of period	1,196	401	4,442	4,442	18,675

Cash and cash equivalents, end of period	$401	$4,442	$18,675	$9,371	$7,498

Supplemental disclosure of cash flow information
Cash paid for interest	$1,386	$2,257	$17,034	$13,326	$39,235

Cash paid for income taxes	$7,501	$9,450	$19,025	$12,125	$22,282

Supplemental disclosure of noncash financing activities
Construction allowance received in connection with corporate office lease	$—	$—	$1,376	$1,376	$—

Shares issued in lieu of transaction fees	$—	$—	$395	$—	$2,442

Deemed dividend obligation incurred in connection with the June 2004 Recapitalization	$—	$5,700	$—	$—	$—

Tax benefit from cashless exercise of warrant	$434	$—	$—	$—	$—

See accompanying notes.

BARE ESCENTUALS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business and Basis of Presentation

Business

        Bare Escentuals, Inc. together with its subsidiaries ("Bare Escentuals" or the "Company") develops, markets, and sells branded cosmetics, skin care and body care products under the i.d. bareMinerals, i.d., RareMinerals and namesake Bare Escentuals brands, and professional skin care products under the md formulations brand. The i.d. bareMinerals cosmetics, particularly the core foundation products which are mineral-based, offer a highly differentiated, healthy alternative to conventional cosmetics. The Company uses a multi-channel distribution model consisting of infomercials, home shopping television, specialty beauty retailers, Company-owned boutiques, and spas and salons. The Company's international distributors are primarily located in Western Europe, Asia, and Australia.

Basis of Presentation

        The Company was originally incorporated in Delaware on March 9, 2004 under the name STB Beauty, Inc. On February 24, 2006, the Company changed its name to Bare Escentuals, Inc. The Company was incorporated in order to acquire through its wholly owned subsidiary, STB Beauty Acquisition Corporation, 100% of the outstanding capital stock of MD Beauty, Inc. ("MD Beauty") in a merger and recapitalization transaction (the "June 2004 Recapitalization"). Contemporaneous with the June 2004 Recapitalization, on June 10, 2004, STB Beauty Acquisition, Inc. was merged with and into MD Beauty, with MD Beauty being the surviving corporation operating as a wholly owned subsidiary of the Company.

        The June 2004 Recapitalization was co-sponsored by affiliates of Berkshire Partners LLC, a Boston-based private equity firm ("Berkshire"), and JH Partners, LLC, a San Francisco-based private equity firm ("JHP") (collectively, the "Sponsors"), who together formed part of a control group and acquired a majority share in MD Beauty in a highly leveraged transaction. The provisions of the Company's Stockholders Agreement provide for shared control of the Company by the Sponsors. The June 2004 Recapitalization was funded with borrowings of $100.0 million under new senior and subordinated credit facilities (Note 10), together with $87.5 million in new equity financing. Certain stockholders who controlled a majority voting interest in MD Beauty prior to the June 2004 Recapitalization retained shared control of the Company immediately following the June 2004 Recapitalization.

        The June 2004 Recapitalization has been accounted for as a recapitalization for which no new basis was permitted in accordance with Emerging Issues Task Force Issue No. 88-16, Basis In Leveraged Buyout Transactions ("EITF 88-16"). As such, the accompanying consolidated financial statements reflect the historical financial statements of MD Beauty and Bare Escentuals, as adjusted for the effects of the June 2004 Recapitalization, at their historical costs and have been prepared as if the assets, liabilities, and results of operations of MD Beauty were combined with those of the Company for all periods presented. See Note 3 for further details on the June 2004 Recapitalization.

        For the periods prior to the June 2004 Recapitalization, the Company refers to MD Beauty, and for the periods subsequent to the June 2004 Recapitalization, the Company refers to Bare Escentuals.

Unaudited Interim Results

        The accompanying consolidated balance sheet as of October 1, 2006, the consolidated statements of operations and consolidated cash flows for the nine months ended October 2, 2005 and October 1, 2006, and the consolidated statement of changes in stockholders' equity (deficit) for the nine months ended October 1, 2006, are unaudited. The unaudited interim consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with Article 10 of Regulation S-X. In the opinion of the Company's management, the unaudited interim consolidated financial information has been prepared on the same basis as the annual consolidated financial statements except for the adoption of Statement No. 123(R), Share-Based Payment, effective January 3, 2005 using the modified-prospective-transition method, and includes all adjustments, consisting only of normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of October 1, 2006, and its consolidated results of operations and consolidated cash flows for the nine months ended October 2, 2005 and October 1, 2006. The consolidated financial data and other information disclosed in these notes to consolidated financial statements related to the nine-month periods are unaudited. The results for the nine months ended October 1, 2006 are not necessarily indicative of the results to be expected for the year ending December 31, 2006, or for any other interim period or for any other future year.

Unaudited Pro Forma Information

        The unaudited pro forma operations data summarized in Earnings per Share (Note 2) has been adjusted to give effect to (i) the February 2005, October 2005 and June 2006 Recapitalization transactions (Note 10); (ii) the receipt of the net proceeds of the Company's initial public offering completed on October 4, 2006 of approximately $373.8 million, deemed to fund the above named dividends; (iii) the repayment of all outstanding principal and interest owed on the June 2006 subordinated notes and the second-lien term loan and a portion of the outstanding principal on the first-lien term loan; and (iii) the buyout of the management agreements with Berkshire and JHP, as if each had occurred as of January 3, 2005.

2. Summary of Significant Accounting Policies

Principles of Consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Fiscal Year

        Effective January 1, 2004, the Company changed its fiscal year-end to the Sunday closest to December 31, based on a 52/53-week year. In 2003, the Company's fiscal year ended on December 31. The fiscal years ended December 31, 2003, January 2, 2005, and January 1, 2006, each contained 52 weeks.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Cash and Cash Equivalents

        Cash and cash equivalents are considered to be highly liquid investments with maturities of three months or less at the time of the purchase.

Supply and Fulfillment Concentration Risks

        All of the Company's products are contract manufactured or supplied by third parties. The Company has a long-term contract with only one of its suppliers. The term of this contract expires on April 30, 2011. The fact that the Company does not have long-term contracts with all of its third-party manufacturers means that those manufacturers could cease manufacturing the Company's products at any time and for any reason.

        Additionally, the Company depends on one third party for the fulfillment of its infomercial sales, including inventory management, call center operation, website hosting and packing and shipping of product to customers. The Company's contract with this service provider expires on December 31, 2007, and it will automatically renew for one-year periods unless either party gives 90-day written notice of its intention not to so renew.

Concentration of Credit Risk and Credit Risk Evaluation

        Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. Cash and cash equivalents are held with various domestic financial institutions with high credit standing. Management believes that the financial institutions that hold the Company's cash are financially sound and, accordingly, minimal credit risk exists with respect to these balances.

        For the years ended December 31, 2003, January 2, 2005, and January 1, 2006 and the nine-month periods ended October 2, 2005 and October 1, 2006, approximately 53%, 58%, 54%, 56% and 51%, respectively, of the Company's sales were generated through credit card purchases. The Company uses third parties to collect its credit card receivables and, as a consequence, believes that its credit risks related to these channels of distribution are limited. The Company performs ongoing credit evaluations of its wholesale customers not paying by credit card and acquires credit insurance for certain international customers. Generally, the Company does not require collateral. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection using specific identification of doubtful accounts and an aging of receivables analysis based on invoice due dates. Actual collection losses may differ from management's estimates, and such differences could be material to the Company's consolidated financial position, results of operations, and cash flows.

Uncollectible receivables are written off against the allowance for doubtful accounts when all efforts to collect them have been exhausted, and recoveries are recognized when they are received. Generally, accounts receivable are past due after 30 days of an invoice date unless special payment terms are provided.

        The table below sets forth the percentage of consolidated accounts receivable, net for customers who represented 10% or more of consolidated accounts receivable:

	January 2, 2005	January 1, 2006	October 1, 2006
			(Unaudited)
Customer A	46%	14%	15%
Customer B	15%	28%	42%
Customer C	—	33%	19%

        The table below sets forth the percentage of consolidated sales, net for customers who represented 10% or more of consolidated net sales:

	Year ended December 31, 2003	Year ended January 2, 2005	Year ended January 1, 2006	Nine months ended October 2, 2005	Nine months ended October 1, 2006
				(Unaudited)
Customer A	23%	15%	15%	14%	13%
Customer B	—	—	—	—	12%
Customer C	—	—	—	—	14%

        As of January 2, 2005, January 1, 2006 and October 1, 2006, the Company had no off-balance sheet concentrations of credit risk, such as option contracts or other hedging arrangements.

Fair Value of Financial Instruments

        Financial instruments consist principally of cash and cash equivalents, accounts receivable, accounts payable, and long-term debt. The estimated fair value of cash, accounts receivable, and accounts payable approximates their carrying value due to the short period of time to their maturities. The estimated fair value of the Company's variable-rate debt approximates its carrying value, since the rate of interest on the variable-rate debt is determined at a margin over LIBOR or the lenders' base rate plus an applicable margin based on a grid in which the pricing depends on the Company's consolidated total leverage ratio, and such rates are revised frequently, based upon current LIBOR or the lenders' base rate. The estimated fair value of the Company's fixed-rate debt approximates its carrying value at October 1, 2006, as the debt was issued in the second fiscal quarter of 2006.

Inventories

        Inventories consist of finished goods and raw materials and are stated at the lower of cost or market. Cost is determined on a weighted-average basis. The Company regularly monitors inventory quantities on hand and records write-downs for excess and obsolete inventories based primarily on the Company's estimated forecast of product demand and production requirements. Such write-downs establish a new cost basis of accounting for the related inventory. Actual inventory losses may differ from management's estimates, and such differences could be material to the Company's consolidated financial position, results of operations, and cash flows.

Property and Equipment

        Property and equipment are stated at cost, net of accumulated depreciation and amortization. Furniture and equipment, including computers, are depreciated using the straight-line method over the estimated useful lives of the various assets, which are generally three to seven years. Fixtures and leasehold improvements are amortized using the straight-line method over the lesser of the lease term, which ranges from five to ten years, or the estimated useful lives of the assets. For leases with renewal periods at the Company's option, the Company generally uses the original lease term, excluding renewal option periods, to determine estimated useful lives.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed of

        The Company periodically evaluates whether changes have occurred that would require revision of the remaining useful life of equipment and improvements and purchased intangible assets or render them not recoverable. If such circumstances arise, the Company uses an estimate of the undiscounted sum of expected future operating cash flows during their holding period to determine whether the long-lived assets are impaired. If the aggregate undiscounted cash flows are less than the carrying amount of the assets, the resulting impairment charge to be recorded is calculated based on the excess of the carrying value of the assets over the fair value of such assets, with the fair value determined based on an estimate of discounted future cash flows.

        During the year ended January 1, 2006, the Company abandoned a contract with a software vendor and recognized an impairment charge of $1,055,000. The costs associated with the termination of the contract relate primarily to the cost of the software license arrangement and other capitalized costs that were accounted for as development in progress, as the software had not yet been placed in service. As of January 1, 2006, there were no remaining amounts to be paid under the contract.

Goodwill and Intangible Assets

        Goodwill and other purchased intangible assets have been recorded as a result of the Company's acquisition of Bioceutix, Inc. (now MD Formulations, Inc.) in December 2001. Trademarks acquired in the acquisition relate to the Company's exclusive rights to make, use, and sell the brands acquired and, together with goodwill, were deemed to be indefinite-lived at the acquisition date.

        Goodwill and indefinite-lived intangibles are not amortized, but rather are subject to an annual impairment test. Other intangible assets are amortized over their estimated useful lives, generally two to three years, and were fully amortized as of January 2, 2005. The Company is required to perform an annual impairment test of goodwill and indefinite-lived intangible assets. Should certain events or indicators of impairment occur between annual impairment tests, the Company performs the impairment test of goodwill and indefinite-lived intangible assets at that date. In evaluating goodwill, management compares the total book value of the reporting unit to the fair value of those reporting units. The fair value of the Company is determined using the income approach. The income approach focuses on the income-producing capability of an asset, measuring the current value of the asset by calculating the present value of its future economic benefits such as cash earnings, cost savings, tax deductions, and proceeds from disposition. Value indications are developed by discounting expected cash flows to their present value at a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment. Through October 1, 2006, no impairment charge has been required.

Debt Issuance Costs

        Debt issuance costs are capitalized and amortized over the terms of the underlying debt instruments using the effective-interest method. Debt issuance costs paid directly to lending institutions are recorded as a debt discount, while debt issuance costs paid to third parties are recorded as other assets.

        During the year ended December 31, 2003, in connection with the amendment to the Company's line of credit agreement with a bank, the Company charged to expense the remaining capitalized debt issuance costs of $323,000 related to the Company's previous agreement with the bank.

        During the year ended January 2, 2005, the Company charged to expense debt issuance costs of $540,000 related to the early extinguishment of the Company's previously outstanding debt. Additionally, the Company capitalized $3,440,000 of costs paid to lenders and $3,126,000 of third-party costs related to new credit agreements (Notes 9 and 10).

        In February 2005, in connection with the Company's refinancing of its Senior Term Loans and Subordinated Notes Payable (Note 10), the Company paid a prepayment penalty of $2,700,000, wrote off the remaining unamortized discount and debt issuance costs of $5,463,000 relating to the early extinguishment of the Company's previously outstanding debt, and expensed as debt extinguishment costs $2,395,000 of fees paid directly to the lender related to the new debt in accordance with the provisions of EITF 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, resulting in a charge of $10,558,000 in connection with this debt extinguishment. Additionally, the Company capitalized $3,135,000 of third-party costs related to the new credit agreements.

        In October 2005, the Company agreed with the lenders under the senior secured credit facilities to restructure the credit facilities to increase the Company's borrowings by an additional aggregate principal amount of $187,500,000. The Company wrote off the remaining unamortized debt issuance costs of $2,812,000 and expensed as debt extinguishment costs $3,165,000 of fees paid directly to the lender, as the amendment was determined to be substantially different in accordance with the provisions of EITF 96-19. Additionally, the Company capitalized $937,000 of third-party costs related to the new credit agreements, including $314,000, which was capitalized in fiscal 2006 upon finalization of cost estimates.

        In June 2006, the Company agreed with the lenders under the senior secured credit facilities to restructure the credit facilities to increase the Company's borrowings by an additional aggregate principal amount of $206,583,000. The Company wrote off the remaining unamortized debt issuance costs of $867,000 and expensed as debt extinguishment costs $2,524,000 of fees paid directly to the lender, as the amendment was determined to be substantially different in accordance with the provisions of EITF 96-19. In June 2006, the Company also issued 15.0% senior subordinated notes in the aggregate principal amount of $125,000,000. The Company capitalized $2,411,000 of third-party costs related to these credit agreements and capitalized $1,315,000 of costs related to the senior subordinated notes as a debt discount (Notes 9 and 10).

        Amortization of loan costs for the years ended December 31, 2003, January 2, 2005, and, January 1, 2006 and the nine-month periods ended October 2, 2005 and October 1, 2006, totaled $250,000, $1,084,000, $430,000, $404,000, and $230,000, respectively, and is included in interest expense in the consolidated statements of operations.

Stock-Based Compensation

        Prior to January 3, 2005, the Company accounted for stock-based employee compensation plans under the intrinsic value recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employeesand related Interpretations as permitted by Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation ("Statement 123"). The intrinsic value of stock-based compensation recorded by the Company was zero and $13,837,000 for the years ended December 31, 2003 and January 2, 2005, respectively.

        Effective January 3, 2005, the Company adopted the fair value recognition and measurement provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment ("Statement 123(R)"). Statement 123(R) is applicable for stock-based awards exchanged for employee services and in certain circumstances for non-employee directors. Pursuant to Statement 123(R), stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period for awards expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent actual results differ from the Company's estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. The Company considers several factors when estimating expected forfeitures, such as types of awards. Actual results may differ substantially from these estimates. The Company elected to adopt the modified-prospective-transition method, as provided by Statement 123(R). Accordingly, prior period amounts have not been restated. Under this transitional method, the Company is required to record compensation expense in the consolidated statement of operations for all awards granted after the date of adoption using grant-date fair value estimated in accordance with the provisions of Statement 123(R), and for the unvested portion of previously granted awards as of January 3, 2005 using the grant-date fair value estimated in accordance with the provisions of Statement 123. Upon adoption of Statement 123(R), the Company reversed $1,082,000 of previously recognized deferred compensation related to employee stock option grants.

        At January 1, 2006 and October 1, 2006, the Company had one share-based compensation plan, which is described in Note 15. The compensation cost charged to operations for this plan pursuant to Statement 123(R) was $1,343,000, $903,000 and $3,654,000 for the year ended January 1, 2006 and the nine-month periods ended October 2, 2005 and October 1, 2006, respectively. The Company records stock-based compensation on a separate operating expense line item in its statement of operations due to the fact that, to date, all of its stock-based awards have been made to employees whose salaries are classified as selling, general and administrative expenses.

        As a result of adopting Statement 123(R) on January 3, 2005, the Company's income before income taxes and net income for the year ended January 1, 2006 was $6,489,000 and $3,921,000 higher, respectively, than if it had continued to account for share-based compensation under APB No. 25, which would have required variable accounting in the year ended January 1, 2006. Basic and diluted earnings per share for the year ended January 1, 2006 were each $0.09 higher than if the Company had continued to account for share-based compensation under APB 25, which would have required variable accounting in the year ended January 1, 2006.

        Pro forma information regarding net income for the years ended December 31, 2003 and January 2, 2005 was determined as if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company's stock option plans in all periods presented prior to the Company's adopting Statement 123(R) effective January 3, 2005. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods using the straight-line method.

        The Company's pro forma information for the years ended December 31, 2003 and January 2, 2005 is as follows (in thousands):

	Year ended December 31, 2003	Year ended January 2, 2005
Net income (loss) attributable to common stockholders, as reported	$11,846	$(470)
Add: Stock-based employee compensation expense, net of $5,535 of related tax effects, as reported for the year ended January 2, 2005	—	8,302
Deduct: Stock-based employee compensation expense determined under fair-value-based method for all awards, net of $36 and $180 of related tax effects for the years ended December 31, 2003 and January 2, 2005, respectively	(54)	(271)

Pro forma net income attributable to common stockholders	$11,792	$7,561

Basic net income (loss) per common share, as reported	$0.19	$(0.01)

Diluted net income (loss) per common share, as reported	$0.17	$(0.01)

Basic net income per common share, pro forma	$0.19	$0.12

Diluted net income per common share, pro forma	$0.17	$0.11

        The weighted-average fair value of the stock options granted for the years ended December 31, 2003, January 2, 2005, and January 1, 2006 was approximately $0.03, $1.13, and $2.41, respectively.

        The Company estimates the grant-date fair value of stock options using a Black-Scholes valuation model using the weighted-average assumptions noted in the following table:

	Year ended
	December 31, 2003	January 2, 2005	January 1, 2006
Expected dividend rate	0.00%	0.00%	0.00%
Expected volatility	58%	58%	54%
Risk-free interest rate	3.5%	3.9%	4.1%
Expected lives (years)	6.5	6.5	6.5

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Expected volatility of the stock is based on companies of similar growth and maturity and the Company's peer group in the industry in which the Company does business because the Company does not have sufficient historical volatility data for its own stock. The expected term of options represents the period of time that options granted are expected to be outstanding. The Company has elected to use the shortcut approach in accordance with Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 107, Share-Based Payment, to develop the estimate of the expected term. The risk-free rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options used in the Black-Scholes valuation model. In the future, as the Company gains historical data for volatility in its own stock and the actual term over which employees hold its options, expected volatility and expected term may change, which could substantially change the grant-date fair value of future awards of stock options and, ultimately, the expense the Company records.

Revenue Recognition

        The Company recognizes sales when merchandise is shipped from a warehouse directly to wholesale customers (except in the case of a consignment sale), infomercial customers, and online shopping customers or when purchased by customers at Company-owned boutiques, each net of estimated returns. For consignment sales, which include sales to QVC, Inc., the Company recognizes sales, net of expected returns from consignees, upon the consignee's shipment to the customer. Postage and handling charges billed to customers are also recognized as sales upon shipment of the related merchandise. Shipping terms are FOB shipping point, and title passes to the customer at the time and place of shipment or purchase by customers at retail locations. For consignment sales, title passes to the consignee concurrent with the consignee's shipment to the customer. The customer has no cancellation privileges after shipment or upon purchase at retail locations, other than customary rights of return that are accounted for in accordance with Statement 48, Revenue Recognition When Right of Return Exists. The Company's standard terms for retail sales, including infomercial sales and sales at Company-owned boutiques, limit returns to approximately 30 to 60 days after the sale of the merchandise. For wholesale sales, as is customary in the cosmetics industry, the Company allows returns from wholesale customers if properly requested and approved.

        The Company regularly evaluates returns and accrues for expected future returns that relate to sales prior to the balance sheet date utilizing a combination of historical and current trends. Deferred revenue reflects amounts received from customers related to merchandise to be shipped in future periods.

        For the year ended January 2, 2005, net sales includes a charge of $5,560,000 related to the modification of a warrant held by a customer (Note 14).

Payments to Customers

        For wholesale sales, the Company makes payments to certain customers for cooperative advertising, commissions and shared employee costs. In accordance with the provisions of EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products), these fees are recorded as a reduction of net sales in the accompanying consolidated statements of operations, unless the Company determines it has received an identifiable benefit and can reasonably estimate the fair value of that benefit, in which case the costs would be recorded as selling, general and administrative expenses. During the years ended December 31, 2003, January 2, 2005, and January 1, 2006, and the nine-month periods ended October 2, 2005 and October 1, 2006, the Company recorded a reduction of sales of $36,000, $192,000, $679,000, $428,000 and $616,000, respectively. During the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and the nine-month periods ended October 2, 2005 and October 1, 2006, the Company recorded a charge to selling, general and administrative expenses of $47,000, $83,000, $0, $0 and $68,000, respectively.

Shipping and Fulfillment Costs

        Freight costs incurred related to shipment of merchandise from the Company's distribution facilities to customers are recorded in cost of goods sold. Third-party fulfillment costs relating to warehousing, storage, and order processing are included in selling, general and administrative expenses and totaled $4,650,000, $7,933,000, $15,294,000, $10,780,000 and $14,788,000 for the years ended December 31, 2003, January 2, 2005, and January 1, 2006, and the nine-month periods ended October 2, 2005 and October 1, 2006, respectively.

Pre-Opening Costs

        Costs incurred in connection with the start-up and promotion of new Company-owned boutiques are expensed as incurred.

Operating Leases

        The Company leases retail boutiques, a distribution facility, and office space under operating leases. Most lease agreements contain rent holidays, rent escalation clauses, contingent rent provisions and/or tenant improvement allowances. For purposes of recognizing incentives and minimum rental expenses on a straight-line basis over the original terms of the leases, the

Company uses the date of initial possession to begin amortization, which is generally when the Company enters the space and begins to make improvements in preparation of intended use. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed by management to be reasonably assured at lease inception.

        For tenant improvement allowances recorded as assets, the Company also records a deferred rent liability in the consolidated balance sheets and amortizes the deferred rent over the terms of the leases as reductions to rent expense in the consolidated statements of income. For scheduled rent escalation clauses and rent holidays during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases.

        Certain leases provide for contingent rents, which are determined as a percentage of gross sales in excess of specified levels. The Company records a rent liability in the consolidated balance sheets and the corresponding rent expense when management determines that achieving the specified levels during the fiscal year is probable.

Research and Development

        Research and development costs are charged to operations as incurred and classified as selling, general and administrative expenses in the Company's consolidated statements of operations. Major components of research and development expenses consist of product formulation, testing, regulatory analysis, and compliance. Such costs totaled $427,000, $315,000, $2,490,000, $1,166,000 and $449,000 for the years ended December 31, 2003, January 2, 2005, and January 1, 2006, and the nine-month periods ended October 2, 2005 and October 1, 2006, respectively.

Advertising Costs

        During the years ended December 31, 2003, January 2, 2005, and January 1, 2006, and the nine-month periods ended October 2, 2005 and October 1, 2006, the Company incurred direct broadcast media costs of $10,757,000, $18,012,000, $23,695,000, $17,985,000 and $21,107,000, respectively. The Company purchases commercial airtime on various television stations throughout the United States in order to air its direct-response program, or "infomercial." The Company expenses costs associated with purchasing airtime as incurred.

        The Company expenses production costs associated with advertising as incurred, except for production costs for its infomercial, which are capitalized and amortized over their expected period of future benefit. The capitalized production costs for each infomercial are amortized over a twelve-month period following the first airing of the infomercial. At January 2, 2005, January 1, 2006 and October 1, 2006, unamortized production costs totaling $407,000, $388,000 and $340,000, respectively, were reported as assets in the accompanying consolidated balance sheets. During the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and the nine-month periods ended October 2, 2005 and October 1, 2006, the Company incurred amortization costs relating to infomerical production costs of $35,000, $389,000, $390,000, $288,000 and $327,000, respectively.

        Other advertising costs such as media placements and public relations are expensed as incurred. Marketing brochures are accounted for as prepaid assets and are expensed based on usage, or at such time that they are no longer expected to be used, in which case their cost is expensed at that time. During the years ended December 31, 2003, January 2, 2005 and January 1, 2006 and the nine-month periods ended October 2, 2005 and October 1, 2006, the Company incurred other advertising costs of $946,000, $1,389,000, $3,112,000, $1,604,000 and $2,636,000, respectively.

Income Taxes

        Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts using enacted tax rates in effect for the year the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is expected to be realized on a more-likely-than-not basis. Deferred tax expense results from changes in net deferred tax assets or liabilities between periods.

Earnings (Loss) per Share

        A calculation of earnings (loss) per share, as reported and earnings (loss) per share, pro forma (unaudited), is as follows (in thousands):

	Year ended			Nine months ended
	December 31, 2003	January 2, 2005	January 1, 2006	October 2, 2005	October 1, 2006
				(Unaudited)
Numerator:
Net income (loss) attributable to common stockholders, as reported	$11,846	$(470)	$23,890	$19,053	$33,888

Adjustment to reflect incremental interest expense in connection with the February 2005, October 2005 and June 2006 Recapitalizations, net of taxes(1)			(31,463)		(7,576)
Adjustment to reverse debt extinguishment costs related to the February 2005, October 2005 and June 2006 Recapitalizations, net of taxes(2)			9,987		1,973
Adjustment to reduce interest expense to reflect use of net proceeds from the initial public offering, net of taxes(3)			29,691		21,598
Adjustment to reflect the elimination of management fees, net of taxes(4)			362		262

Pro forma net income attributable to common stockholders			$32,467		$50,145

Denominator:
Weighted average common shares used in per share calculations — basic, as reported(5)	61,380	61,500	67,676	67,217	69,920

Adjustment to reflect common stock issued in connection with the October 2005 and June 2006 Recapitalizations(6)			308		204
Adjustment to reflect common stock issued in connection with the initial public offering(7)			18,400		18,400

Weighted average common shares used in per share calculations — basic, pro forma			86,384		88,524

	Year ended			Nine months ended
	December 31, 2003	January 2, 2005	January 1, 2006	October 2, 2005	October 1, 2006
				(Unaudited)
Weighted average common shares used in per share calculations — basic, as reported	61,380	61,500	67,676	67,217	69,920
Add: Common stock equivalents from exercise of stock options	6,812	—	1,609	1,485	2,441

Weighted-average common shares used in per share calculations — diluted, as reported	68,192	61,500	69,285	68,702	72,361

Adjustment to reflect common stock issued in connection with the October 2005 and June 2006 Recapitalizations(6)			308		204
Adjustment to reflect common stock issued in connection with the initial public offering(7)			18,400		18,400

Weighted-average common shares used in per share calculations — diluted, pro forma			87,993		90,965

Net income (loss) per share
Basic, as reported	$0.19	$(0.01)	$0.35	$0.28	$0.48

Diluted, as reported	$0.17	$(0.01)	$0.34	$0.28	$0.47

Basic, pro forma (unaudited)			$0.38		$0.57

Diluted, pro forma (unaudited)			$0.37		$0.55

(1)
Pro forma adjustment to reflect the after tax impact of interest expense assuming that the February 2005, October 2005 and June 2006 Recapitalization transactions (Note 10) had each occurred as of January 3, 2005.

(2)
Pro forma adjustment to exclude the after tax impact of debt extinguishment costs related to the February 2005, October 2005 and June 2006 Recapitalizations. Due to the non-recurring nature of these costs, these losses on extinguishment of debt have been excluded from the unaudited pro forma net income attributable to common stockholders.

(3)
Pro forma adjustment to reflect the after tax impact of interest expense based upon the net proceeds received from the initial public offering of $373.8 million after deducting underwriting discounts and commissions and offering costs.

(4)
Adjustment related to the elimination of the monthly management fees to Berkshire and JHP under management agreements that were terminated in connection with the initial public offering.

(5)
The historical capital stock of the Company prior to the June 2004 Recapitalization has been retroactively restated in the accompanying consolidated financial statements for the equivalent number of shares received in the June 2004 Recapitalization. The historical net income (loss) per share calculations have been adjusted to give retroactive effect to the June 2004 Recapitalization for all periods prior to the year ended January 1, 2006 consistent with the requirements of FASB No. 128, in a manner similar to a stock split.

(6)
The pro forma combined basic and diluted number of shares has been adjusted for the additional common stock issued to Berkshire and JHP as part of both the October 2005 and June 2006 Recapitalizations as if they were issued on January 3, 2005.

(7)
The pro forma combined basic and diluted number of shares has been adjusted to reflect common stock issued in connection with the initial public offering, deemed to fund the above dividends.

        Options to purchase 6,741,121 shares of common stock in the year ended January 2, 2005 were not included in the computation of net income (loss) per share attributable to common stockholders — diluted, as reported and diluted pro forma (unaudited) because their impact was anti-dilutive.

Comprehensive Income

        The Company does not have any items of other comprehensive income; therefore, net income is equal to comprehensive income for all periods presented.

Reclassifications

        Certain reclassifications of prior year amounts have been made to conform to the current year presentation.

Recent Accounting Pronouncements

        In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. Statement 151 clarifies that abnormal inventory costs such as costs of idle facilities, excess freight and handling costs, and wasted materials (spoilage) are required to be recognized as current period charges. The provisions of Statement 151 are effective for fiscal years beginning after June 15, 2005. The Company adopted Statement 151 as of January 2, 2006, and the adoption did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

        In May 2005, the FASB issued Statement 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. Statement 154 requires retrospective application to prior periods' financial statements for changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Statement 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted Statement 154 on January 2, 2006, and the adoption did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

        In October 2005, the FASB issued FASB Staff Position No. FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period ("FSP 13-1"). FSP 13-1 requires rental costs associated with ground or building operating leases incurred during a construction period to be recognized as rental expense. FSP 13-1 applies to reporting periods beginning after December 15, 2005. Retroactive application is permitted, but not required. The Company adopted FSP 13-1 on January 2, 2006, and the adoption did not have a material impact on the Company's consolidated results of operations, financial position, or cash flows.

        In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force Issue No. 06-3, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation). The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision that requires disclosure. EITF 06-3 is effective for the first interim or annual reporting period beginning after December 15, 2006. The Company does not intend to modify its current accounting policy of recording sales tax collected on a net basis. Therefore, the adoption of EITF 06-3 will not have any effect on the Company's financial position or results of operations.

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Income Tax Uncertainties ("FIN 48"). FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained. FIN 48 also provides guidance on the derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is currently in the process of determining the impact, if any, of adopting the provisions of FIN 48 on its financial position and results of operations. The Company is required to adopt FIN 48 on January 1, 2007.

        In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. Statement 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Statement 157 also applies under other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. The provisions of Statement 157 are effective for fiscal years beginning after November 15, 2007. The Company will adopt Statement 157 during its fiscal year ending December 28, 2008. The Company is currently in the process of determining the impact, if any, of adopting the provisions of Statement 157 but it is not expected to have a material impact on the Company's financial position or results of operations.

        In September 2006, the SEC issued SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year's financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006. The Company will adopt SAB 108 in the fourth quarter of fiscal 2006 and it does not believe adoption will have a material impact on the Company's fiscal 2006 results of operations or financial position.

3. Recapitalization Transaction and Certain Charges

        Effective June 10, 2004, the Sponsors and Company management (together, representing the "Control Group") announced the completion of the June 2004 Recapitalization of MD Beauty. As a result of the recapitalization, the Control Group acquired a majority controlling share in MD Beauty. Certain of MD Beauty's stockholders prior to the June 2004 Recapitalization, including affiliates of JHP and others (the "Rollover Stockholders"), retained a 20.5% interest in Bare Escentuals' outstanding capital stock. In connection with the transaction, MD Beauty refinanced all of its outstanding debt. The following table summarizes the approximate sources and uses of cash in connection with the June 2004 Recapitalization as if all amounts were funded as of the date of the recapitalization (in thousands):

Sources		Uses
Proceeds from Senior Term Loans	$73,000	Payments for repurchase of outstanding equity and fully vested warrants	$156,494
Proceeds from Subordinated Notes Payable	27,000	Payments for purchase of fully vested options, excluding rollover options	13,126
Proceeds from sale of common stock	87,506	Repayment of existing debt	247
		Payment of closing fees and expenses	13,959
		Management bonus	711
		Excess cash	2,969

Total sources	$187,506	Total uses	$187,506

        MD Beauty's outstanding shares of capital stock and warrants immediately prior to the June 2004 Recapitalization, except with respect to those shares retained indirectly by the Rollover Stockholders through their contribution of shares to JH MDB Investors L.P. ("JH MDB"), an investment vehicle formed by JHP, in exchange for limited partnership interests, were converted into the right to receive aggregate cash consideration of $156,494,000, or $1.7935 per share. In addition, the Company exchanged one new share of common stock in Bare Escentuals with JH MDB for each rollover share of MD Beauty contributed to it by the Rollover Stockholders. The June 2004 Recapitalization was funded with borrowings of $100,000,000 under new Senior Term Loans and Subordinated Notes Payable, together with $87,506,000 in equity financing.

        All options to purchase MD Beauty's capital stock outstanding immediately prior to the June 2004 Recapitalization became fully vested in accordance with the terms of the Company's 2001 Stock Plan and, other than certain options held by members of management who elected to have such options converted into options to purchase shares of Bare Escentuals common stock (the "Rollover Options"), were converted into a right to receive cash consideration upon the completion of the June 2004 Recapitalization. Accordingly, the Company paid approximately $13,126,000 in cash to settle the outstanding options that were not rolled over, resulting in a charge to expense during the year ended January 2, 2005. There were no changes to the Rollover Options from their original terms and, therefore, no accounting consequences resulted in connection with the recapitalization.

        In connection with the June 2004 Recapitalization, the Company entered into a credit agreement that provided for an aggregate principal amount of up to $88,000,000 comprising (i) a term loan credit facility (the "Credit Agreement") of up to $73,000,000 and (ii) a revolving credit facility of up to $15,000,000. In addition, the Company entered into a Senior Subordinated Loan Agreement that provided for an aggregate principal amount of $27,000,000 (the "Subordinated Notes Payable"). See Notes 9 and 10 for a full description of the terms and conditions of the Credit Agreement and Subordinated Notes Payable incurred in connection with the June 2004 Recapitalization.

        Closing fees and expenses relating to the June 2004 Recapitalization totaled $13,959,000, including $4,551,000 paid to the Sponsors and their affiliates. Approximately $6,366,000 of the total costs related to the establishment of the new debt facilities and was capitalized as debt issuance costs or as a reduction of debt proceeds and was amortized as interest expense over the term of the respective debt instruments. The remaining transaction-related fees and expenses of $7,593,000 were charged to operations during 2004 in connection with the June 2004 Recapitalization.

        The following is a summary of charges incurred during the year ended January 2, 2005 in connection with the June 2004 Recapitalization (in thousands):

Purchase of fully vested options, excluding Rollover Options	$13,126
Closing fees and expenses	7,593
Management bonus	711

Recapitalization fees and expenses	$21,430

        The Company also incurred noncash charges of approximately $389,000 related to the write-off of previous debt issuance costs included in debt extinguishment costs in the accompanying consolidated statement of operations for the year ended January 2, 2005.

        In connection with the June 2004 Recapitalization, all holders of MD Beauty preferred stock and common stock and all holders of options and warrants to be cashed out in the June 2004 Recapitalization ("Payment Recipients") received the right to share pro rata based on their holdings in proceeds from a contingent tax note (the "Tax Note") established in connection with the Recapitalization. The Tax Note provided for the Company to pay the Payment Recipients the lesser of $5,700,000 or the aggregate amount of certain tax benefits received by MD Beauty as specified in the Tax Note agreement. The Company recorded a short-term liability for the Tax Note and a charge to retained earnings of $5,700,000 as part of the June 2004 Recapitalization. This payment obligation has been recognized as a "deemed dividend" to MD Beauty stockholders immediately prior to the June 2004 Recapitalization transaction. On March 24, 2005, the Company paid $5,700,000 to the Payment Recipients and, of this amount, $4,472,000 related to MD Beauty preferred stockholder interests.

4. Inventories

        Inventories consisted of the following (in thousands):

	January 2, 2005	January 1, 2006	October 1, 2006
			(Unaudited)
Raw materials and components	$3,010	$1,679	$3,442
Finished goods	26,118	32,652	55,602

	$29,128	$34,331	$59,044

5. Property and Equipment, Net

        Property and equipment, net, consisted of the following (in thousands):

	January 2, 2005	January 1, 2006	October 1, 2006
			(Unaudited)
Furniture and equipment	$1,948	$3,477	$4,116
Computers	798	2,389	3,404
Leasehold improvements	3,902	8,496	15,707

	6,648	14,362	23,227
Accumulated depreciation	(3,565)	(4,533)	(4,572)

Property and equipment, net	$3,083	$9,829	$18,655

6. Intangible Assets, Net

        Intangible assets, net, consisted of the following (in thousands):

	January 2, 2005	January 1, 2006	October 1, 2006
			(Unaudited)
Goodwill	$2,852	$2,852	$2,852
Trademarks	3,233	3,233	3,233
Domestic customer base	939	939	939
International distributor base	820	820	820

	7,844	7,844	7,844
Accumulated amortization	(1,759)	(1,759)	(1,759)

Intangible assets, net	$6,085	$6,085	$6,085

        The aggregate amortization expense of $695,000 and $284,000 for the years ended December 31, 2003 and January 2, 2005, respectively, is included in depreciation and amortization in the accompanying consolidated statements of operations. As of January 2, 2005, the Company's amortizable intangible assets were fully amortized.

7. Other Assets

        Other assets consisted of the following (in thousands):

	January 2, 2005	January 1, 2006	October 1, 2006
			(Unaudited)
Debt issuance costs, net of accumulated amortization of $510, $26 and $134 at January 2, 2005, January 1, 2006 and October 1, 2006, respectively	$2,617	$597	$2,277
Offering costs	—	—	2,614
Other assets	102	253	580

	$2,719	$850	$5,471

8. Accrued Liabilities

        Accrued liabilities consisted of the following (in thousands):

	January 2, 2005	January 1, 2006	October 1, 2006
			(Unaudited)
Interest	$257	$5,876	$7,907
Employee compensation and benefits	2,057	4,334	5,795
Gift certificates and customer liabilities	474	1,920	1,565
Product development costs	—	1,000	—
Sales taxes and local business taxes	321	936	1,009
Deferred revenue	915	361	2
Payable to former employee for repurchase of stock	419	—	—
Other	1,356	1,916	3,083

	$5,799	$16,343	$19,361

9. Revolving Lines of Credit

        At December 31, 2003, the Company had outstanding borrowings of $7,378,000 under a revolving credit facility with a bank. In connection with the June 2004 Recapitalization (Note 3), all outstanding borrowings were repaid and this facility was terminated.

        On June 10, 2004, the Company entered into a new revolving credit facility for borrowings up to $15,000,000. On February 18, 2005, this revolving credit facility was terminated in conjunction with the February 2005 Recapitalization (Note 10).

        In conjunction with the February 2005 Recapitalization, the Company established a new revolving credit facility of up to $15,000,000 (the "Revolver"), the proceeds of which were to provide financing for working capital and other general corporate purposes of the Company and its subsidiaries. This new revolving credit facility has a term of six years expiring on February 18, 2011.

Amounts available under the Revolver are based on eligible collateral that includes certain accounts receivable and inventory and may be used for working capital and capital expenditure needs, as well as the issuance of documentary and standby letters of credit. Borrowings under the Revolver bear interest at a rate equal to, at the Company's option, either a margin over LIBOR or the lenders' base rate, plus an applicable margin based on a grid in which the pricing depends on the Company's consolidated total leverage ratio (3.0% plus LIBOR or 2.0% plus lenders' base rate; actual rate of 7.25% at January 1, 2006 and 10% at July 2, 2006). At January 1, 2006, the entire $15,000,000 was available and there were no outstanding borrowings. The Company is required to pay commitment fees of 0.5% per annum on any unused portions of the facility.

        In connection with the June 2006 Recapitalization, the Company increased its revolving credit facility up to $25,000,000 (the "Revolver"), the proceeds of which are to be used to provide financing for working capital and other general corporate purposes of the Company and its subsidiaries. At July 2, 2006, the entire $25,000,000 was available and there were no outstanding borrowings. The Company is required to pay commitment fees of 0.5% per annum on any unused portions of the facility.

        All borrowings under the Revolver and the First- and Second-Lien Term Loans (Note 10) are secured by substantially all of the Company's assets, including, but not limited to, all accounts receivable, inventory, property and equipment, and intangibles. The terms of the senior secured credit facilities require the Company to comply with financial covenants, including maintaining leverage and fixed charge coverage ratios and limitations, entering into interest rate swap or similar agreements with respect to 40% of the principal amounts outstanding under the Company's senior secured credit facilities as of October 2, 2007, and limiting capital expenditures. Some of the financial covenants become more restrictive over the term of the secured credit facility. The secured credit facility also contains nonfinancial covenants that restrict some of the Company's activities, including its ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures, and engage in specified transactions with affiliates.

10. Long-Term Debt

        Long-term debt consisted of the following (in thousands):

	January 2, 2005	January 1, 2006	October 1, 2006
			(Unaudited)
First-Lien Term Loan	$—	$243,833	$350,269
Second-Lien Term Loan	—	146,000	234,000
Senior Term Loans	65,550	—	—
Subordinated Notes Payable	27,000	—	125,000
Discount on long-term debt	(2,927)	—	(1,261)

	89,623	389,833	708,008
Less current portion	(8,625)	(12,667)	(17,963)

Total long-term debt, net of current portion	$80,998	$377,166	$690,045

Senior Term Loans

        On June 10, 2004, in connection with the June 2004 Recapitalization, the Company entered into a credit agreement (the "Credit Agreement") that provided for an aggregate principal amount of up to $88,000,000 comprising (i) a term loan credit facility of up to $73,000,000 and (ii) a revolving credit facility of up to $15,000,000 (Note 9). The term loan facility comprised two main tranches: a Tranche A Term Loan of $49,000,000, with a term of five years expiring on June 10, 2009, and a Tranche B Term Loan of $24,000,000, with a term of six years expiring on June 10, 2010 (the "Senior Term Loans").

        In connection with the First Amendment to the Credit Agreement (the "First Amendment") dated September 10, 2004, the Tranche A and Tranche B Term Loans were consolidated into a new class of Tranche A1 Term Loans having an aggregate principal amount of $69,000,000, which amount was equal to the then-outstanding principal amount of the Senior Term Loans. The First Amendment modified certain terms related to calculation of Consolidated Excess Cash Flow for purposes of determining prepayments and/or reductions required under the Credit Agreement, and postponed the date on which the Company had to comply with certain hedging requirements. The new class of Tranche A1 Term Loans otherwise had identical terms with and the same rights and obligations under the Credit Agreement and the related loan documents as the original Tranche A Term Loans. The First Amendment did not represent a significant modification as defined in EITF 96-19.

        The Senior Terms Loans were retired and replaced with the First- and Second-Lien Credit Agreements on February 18, 2005 in connection with the February 2005 Recapitalization, described below.

Subordinated Notes Payable

        On June 10, 2004, in connection with the June 2004 Recapitalization, the Company issued Senior Subordinated Notes in aggregate principal amount of $27,000,000 (the "June 2004 Subordinated Notes"). The June 2004 Subordinated Notes were unsecured and subordinated in priority of payment to the Senior Term Loans.

        The June 2004 Subordinated Notes were retired and replaced with the First- and Second-Lien Credit Agreements on February 18, 2005 in connection with the February 2005 Recapitalization, described below.

        On February 18, 2005, the Company entered into a Note Purchase Agreement pursuant to which the lender named therein agreed to purchase $15,000,000 of 15.0% Senior Subordinated Notes due February 18, 2014 (the "February 2005 Subordinated Notes") which were used together with the proceeds of the First-Lien Term Loan and the Second-Lien Term Loan to fund the February 2005 Recapitalization Financing Requirements. The February 2005 Subordinated Notes were repaid in full in July 2005.

        On June 7, 2006, in connection with the June 2006 Recapitalization, the Company entered into a Note Purchase Agreement pursuant to which the lenders named therein agreed to purchase $125,000,000 of 15.0% Senior Subordinated Notes due June 7, 2014 (the "June 2006 Subordinated Notes"). The June 2006 Subordinated Notes are unsecured and subordinated in priority of payment to the Company's obligations under the First- and Second-Lien Credit Agreements.

First- and Second-Lien Term Loans

        On February 18, 2005, the Company entered into a new credit agreement (the "First-Lien Credit Agreement") pursuant to which the lenders named therein agreed to extend certain credit facilities to the Company in an aggregate principal amount of up to $170,000,000 comprising (i) first-lien term loan of $155,000,000 (the "First-Lien Term Loan"), the proceeds of which were used together with the proceeds of the Second-Lien Term Loan (defined below) and the February 2005 Subordinated Notes to refinance all debt then outstanding, including the Tranche A1 Term Loan and the Subordinated Notes Payable (the "2005 Refinancing"), to pay a dividend to holders of Bare Escentuals common stock in the aggregate amount of $122,431,000 (the "February 2005 Dividend," and together with the Refinancing, the "February 2005 Recapitalization") and to pay transaction costs in connection with the February 2005 Recapitalization (the "February 2005 Recapitalization Financing Requirements") and (ii) a revolving credit facility of up to $15,000,000, the proceeds of which are to be used to provide financing for working capital and other general corporate purposes of the Company and its subsidiaries.

        On February 18, 2005, the Company also entered into a Term Loan Agreement (the "Second-Lien Credit Agreement") pursuant to which the lenders named therein agreed to extend the second-lien term loan to the Company in an aggregate principal amount of $54,500,000 (the "Second-Lien Term Loan"), the proceeds of which were used together with the proceeds of the First-Lien Term Loan and the February 2005 Subordinated Notes for the February 2005 Recapitalization Financing Requirements.

        On October 7, 2005, the Company agreed with the lenders under the senior secured credit facilities to restructure the then-existing credit facilities to increase the Company's borrowings by an additional aggregate principal amount of $187,500,000, comprised of additional First-Lien Term Loan of $96,000,000 and additional Second-Lien Term Loan of $91,500,000, the proceeds of which were used together to pay a dividend to holders of Bare Escentuals common stock in the aggregate amount of $183,473,000 (the "October 2005 Dividend," and together with the add-on credit facilities, the "October 2005 Recapitalization") and to pay transaction costs in connection with the October 2005 Recapitalization (the "October 2005 Recapitalization Financing Requirements").

        On June 7, 2006, the Company agreed with the lenders under the senior secured credit facilities to restructure the credit facilities to increase the Company's borrowings by an additional aggregate principal amount of $331,583,000, comprised of an additional First-Lien Term Loan of $118,583,000 and an additional Second-Lien Term Loan of $88,000,000, the proceeds of which were used together with the June 2006 Subordinated Notes of $125,000,000, to pay a dividend to holders of the Company's common stock in the aggregate amount of $340,427,000 (the "June 2006 Dividend," and together with the additional credit facilities, the "June 2006 Recapitalization") and to pay transaction costs in connection with the June 2006 Recapitalization (collectively, the "June 2006 Recapitalization Financing Requirements"). The maturity dates of the First-Lien Term Loan and Second-Lien Term Loan were not adjusted.

        The First-Lien Term Loan has a term of seven years expiring on February 18, 2012, the Second-Lien Term Loan has a term of eight years expiring on February 18, 2013 and the Senior Subordinated Loans have a term of eight years expiring on June 7, 2014. The First-Lien Term Loan bears interest at a rate equal to, at the Company's option, either LIBOR or the lenders' base rate, plus an applicable margin varying based on the Company's consolidated total leverage ratio.

Borrowings on the Second-Lien Term Loan generally bear interest at a rate equal to, at the Company's option, either 7.0% over LIBOR or 6.0% over the lender's base rate. As of January 1, 2006 and October 1, 2006, the interest rates on the First-Lien Term Loan were accruing at 7.25% and 8.08% and the Second-Lien Term Loan were accruing at 11.25% and 14.25%, respectively.

        The Company accounted for the modifications of its debt in connection with the February 2005, October 2005, and the June 2006 Recapitalizations as nontroubled debt transactions in accordance with EITF 96-19. Pursuant to EITF 96-19, the Company is required to account for these modifications as debt extinguishments if it is determined that the terms changed substantially. An indication of the existence of substantially different terms is whether the cash flows have changed by more than 10%. In calculating the present value of cash flows, the Company determined that the cash flows changed by more than 10%. Since the terms of the old and new notes were determined to be substantially different, the new debt instruments were recorded at fair value.

        In February 2005, in connection with the Company's refinancing of its Senior Term Loans and June 2004 Subordinated Notes, the Company paid a prepayment penalty of $2,700,000, wrote off the remaining unamortized discount and debt issuance costs of $5,463,000 relating to the early extinguishment of the Company's previously outstanding debt, and expensed as debt extinguishment costs $2,395,000 of fees paid directly to the lender related to the new debt in accordance with the provisions of EITF 96-19, resulting in a charge of $10,558,000 in connection with this debt extinguishment. Additionally, the Company capitalized $3,135,000 of third-party costs related to the new credit agreements.

        In October 2005, in connection with the Company's amendment of its credit facilities, the Company wrote off the remaining unamortized debt issuance costs of $2,812,000 and expensed as debt extinguishment costs $3,165,000 of fees paid directly to the lender, as the amendment was determined to cause the credit facilities to be substantially different in accordance with the provisions of EITF 96-19. Additionally, the Company capitalized $937,000 of third-party costs related to the new credit agreements, including $314,000, which was capitalized in fiscal 2006 upon finalization of cost estimates.

        In June 2006, in connection with the Company's amendment of its credit facilities, the Company wrote off the remaining unamortized debt issuance costs of $867,000 and expensed as debt extinguishment costs $2,524,000 of fees paid directly to the existing lenders, as the amendment was determined to cause the credit facilities to be substantially different in accordance with the provisions of EITF 96-19. Additionally, the Company capitalized $2,411,000 of third-party costs related to the new credit agreements and capitalized $1,315,000 of costs related to new lenders as a debt discount.

        All borrowings under the Revolver (Note 9) and the First-Lien Term Loan and Second-Lien Term Loan are secured by substantially all of the Company's assets, including, but not limited to, all accounts receivable, inventory, property and equipment, and intangibles. The terms of the Company's senior secured credit facilities require it to comply with financial covenants, including maintaining leverage and fixed charge coverage ratios and limitations, entering into interest rate swap or similar agreements with respect to 40% of the principal amounts outstanding under senior secured credit facilities as of October 2, 2007, and limiting capital expenditures. The Company has not entered into any hedging activities as of January 1, 2006 and July 2, 2006. Some of the financial covenants become more restrictive over the term of the secured credit facilities. The secured credit facilities also contain nonfinancial covenants that restrict some of the Company's activities, including its ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, make capital expenditures and engage in specified transactions with affiliates.

Scheduled Maturities of Long-Term Debt

        At January 1, 2006, future scheduled principal payments on long-term debt were as follows (in thousands):

Year ending:
December 31, 2006	$12,667
December 30, 2007	12,667
December 28, 2008	12,667
January 3, 2010	12,667
January 2, 2011 and thereafter	339,165

$389,833

        At October 1, 2006, future scheduled principal payments on long-term debt were as follows (in thousands) (unaudited):

Year ending:
Remainder of the year ending December 31, 2006	$4,491
December 30, 2007	17,962
December 28, 2008	17,962
January 3, 2010	17,962
January 2, 2011 and thereafter	650,892

$709,269

11. Commitments and Contingencies

Lease Commitments

        The Company leases retail boutiques, a warehouse, its corporate offices, and certain equipment under noncancelable operating leases with various expiration dates through June 2017. Additionally, in connection with the Company's restructuring (Note 19), the Company sublet part of the facilities it exited. The future minimum annual payments and anticipated sublease income under such leases in effect at January 1, 2006, were as follows (in thousands):

	Minimum Rental Payments	Sublease Rental Income	Net Minimum Lease Payments
Year ending:
December 31, 2006	$3,975	$124	$3,851
December 30, 2007	3,593	36	3,557
December 28, 2008	3,366	—	3,366
January 3, 2010	3,279	—	3,279
January 2, 2011	2,983	—	2,983
Thereafter	12,671	—	12,671

	$29,867	$160	$29,707

        Many of the Company's retail boutique leases require additional contingent rents when certain sales volumes are reached. Total rent expense was $2,843,000, $3,705,000, $5,449,000, $3,907,000 and $5,932,000 for the years ended December 31, 2003, January 2, 2005, and January 1, 2006, and the nine-month periods ended October 2, 2005 and October 1, 2006, respectively, which included $234,000, $444,000, $990,000, $756,000 and $1,117,000 of contingent rentals, respectively. Several leases entered into by the Company include options that may extend the lease term beyond the initial commitment period, subject to terms agreed to at lease inceptions.

        As of January 1, 2006, under the terms of its corporate office lease, the Company issued an irrevocable standby letter of credit of $275,000 to the lessor for the term of the lease. In May 2006, the Company increased its irrevocable standby letter of credit to $387,000.

Royalty Agreements

        The Company is a party to a license agreement (the "License") for use of certain patents associated with some of the skin care products sold by the Company. The License requires that the Company pay a quarterly royalty of 4% of the net sales of certain skin care products for an indefinite period of time. The License also requires minimum annual royalty payments from the Company. The minimum royalty amount was $500,000 for 2005; the minimum will increase to $600,000 for 2006 and remain at $600,000 for 2007 and thereafter. The Company can terminate the agreement at any time with six months written notice. The Company's royalty expense under the License for the years ended December 31, 2003, January 2, 2005, and January 1, 2006 and the nine-month periods ended October 2, 2005 and October 1, 2006, was $494,000, $401,000, $501,000, $375,000 and $450,000, respectively.

        In the year ended January 1, 2006, the Company entered into an agreement to obtain a worldwide exclusive right to license, develop, commercialize, and distribute certain licensed ingredients to be used in products to be sold by the Company. This agreement requires the Company to make payments upon achievement of certain product milestones. In addition, this agreement requires the Company to pay a royalty of 3.5% of the net sales upon successful launch of the first product, subject to certain minimum annual royalty amounts. As of January 1, 2006, the minimum payment due under the agreement was $0, but could increase significantly upon achievement of future milestones if the product is determined to be commercially viable and can be successfully launched. Commercial viability was not achieved for any products under the agreement in the year ended January 1, 2006. The Company's expense under this agreement was $1,750,000, $750,000 and $430,000 for the year ended January 1, 2006 and the nine-month periods ended October 2, 2005 and October 1, 2006, respectively.

Contingencies

        The Company is involved in various legal and administrative proceedings and claims arising in the ordinary course of its business. The ultimate resolution of such claims would not, in the opinion of management, have a material effect on the Company's financial position or results of operations.

12. Related-Party Transactions

        On June 10, 2004, the Company entered into a Management Agreement ("Berkshire Agreement") with Berkshire. Under the Berkshire Agreement, the Company engaged Berkshire to provide management advisory services in connection with the general business operations of the Company. In compensation for such services, the Company agreed to pay a management fee in an amount of $300,000 per annum for the term of the agreement. The Berkshire Agreement expires June 10, 2009. Total management fees plus expenses recognized under the Berkshire Agreement were $167,000, $427,000, $274,000 and $273,000 for the years ended January 2, 2005 and January 1, 2006 and the nine-month periods ended October 2, 2005 and October 1, 2006, respectively, recorded as selling, general and administrative expenses in the accompanying consolidated statements of operations. In connection with the June 2004 Recapitalization, the Company paid to Berkshire and its affiliates approximately $2,191,000 relating to transactional fees and expenses.

        On June 10, 2004, the Company also entered into a Management Agreement ("JHP Agreement") with JHP. Under the JHP Agreement, the Company engaged JHP to provide management advisory services in connection with the general business operations of the Company. In compensation for such services, the Company agreed to pay a management fee in an amount of $300,000 per annum for the term of the JHP Agreement. The JHP Agreement expires June 10, 2009. Total management fees plus expenses recognized under this Agreement were $150,000, $362,000, $230,000 and $282,000 for the years ended January 2, 2005 and January 1, 2006 and the nine-month periods ended October 2, 2005 and October 1, 2006, respectively, recorded as selling, general and administrative expenses in the accompanying consolidated statements of operations.

        In connection with the June 2004 Recapitalization, the Company paid to JHP and its affiliates approximately $2,360,000 relating to transactional fees and expenses.

        In connection with the February 2005 Recapitalization, the Company paid to Berkshire and JHP approximately $2,395,000 relating to transactional fees and expenses.

        In connection with the October 2005 Recapitalization, the Company issued 54,732 shares of common stock to each of Berkshire and JHP relating to transactional fees and expenses. The

Company valued the common stock at $6.48 per share, representing the estimated fair value of the shares of the Company's common stock based on a contemporaneous valuation obtained from a third-party valuation firm. This amount was capitalized as debt issuance costs.

        In connection with the June 2006 Recapitalization, the Company issued 102,022 shares of common stock to each of Berkshire and JHP relating to transactional fees and expenses. The Company valued the common stock at $10.43 per share, representing the estimated fair value of the shares of the Company's common stock based on a contemporaneous valuation obtained from a third-party valuation firm. This amount was capitalized as debt issuance costs.

        The holders of the Senior Term Loans and the Subordinated Notes Payable issued in connection with the June 2004 Recapitalization are also stockholders of the Company. Fees paid to these lenders in connection with the June 2004 Recapitalization totaled $3,240,000 and were reflected as a discount of the related debt. In connection with the February 2005 Recapitalization, the Company paid a prepayment penalty of $2,700,000 that was reflected as debt extinguishment costs in the year ended January 1, 2006.

        The holders of the Senior Term Loans issued in connection with the February 2005 and October 2005 Recapitalizations are also stockholders of the Company. Fees paid to these lenders in connection with the February 2005 and October 2005 Recapitalizations totaled $2,395,000 and $3,165,000, respectively, and were reflected as debt extinguishment costs in the year ended January 1, 2006.

        The holders of the Senior Term Loans issued in connection with June 2006 Recapitalization are also stockholders of the Company. Fees paid to these lenders in connection with the June 2006 Recapitalization totaled $2,524,000 and were reflected as debt extinguishment costs in the six-month period ended July 2, 2006.

        FH Capital Partners LLC is 50%-owned by an affiliate of the Company's former chairman, a major stockholder. In December 2001 and May 2002, the Company entered into agreements with FH Capital Partners LLC to rent certain computer hardware, software, and licenses under operating lease agreements. Rental expense of $262,000 $243,000, $33,000, $22,500 and $20,000 was recognized relating to these arrangements during the years ended December 31, 2003, January 2, 2005, and January 1, 2006 and the nine-month periods ended October 2, 2005 and October 1, 2006, respectively, and has been recorded as selling, general and administrative expenses in the accompanying consolidated statements of operations.

        FH Capital Partners LLC also loaned funds to the Company to purchase Cellabrasion equipment that was rented to customers under month-to-month arrangements. Outstanding borrowings on this loan were repaid in full in May 2004. Interest expense relating to this loan was $48,000 and $5,000 for the years ended December 31, 2003 and January 2, 2005, respectively.

        The Company paid monthly consulting fees to a firm associated with the Company's former chairman and another firm associated with a Company director (ended in September 2003). Under these consulting arrangements, these firms provided strategic and financial advisory services. The agreements were terminated in June 2004 and September 2003, respectively. Total consulting expense under these arrangements was $503,000 and $90,000 for the years ended December 31, 2003 and January 2, 2005, respectively, recorded as selling, general and administrative expenses in the accompanying consolidated statements of operations.

        At December 31, 2003, the Company had outstanding a series of notes receivable totaling $1,450,000 to an entity associated with the Company's former chairman. Interest income relating to these notes was $29,000 for the year ended December 31, 2003. The entire note balances and all accrued interest were fully repaid in January 2004.

13. Income Taxes

        The provision for income taxes consisted of the following (in thousands):

	Year ended
	December 31, 2003	January 2, 2005	January 1, 2006
Current:
Federal	$6,528	$6,286	$16,950
State	1,027	989	3,473

	7,555	7,275	20,423
Deferred:
Federal	516	(162)	(3,975)
State	81	(25)	(815)

	597	(187)	(4,790)

Provision for income taxes	$8,152	$7,088	$15,633

        A tax benefit of $434,000 relating to cashless exercise of a warrant in conjunction with a consignment sales agreement (Note 14) and $1,027,000 related to the exercise of nonqualified stock options and the disqualifying disposition of shares was credited to additional paid-in capital and decreased the amount of taxes payable during the years ended December 31, 2003 and January 1, 2006, respectively.

        The difference between the Company's effective income tax rate and the United States federal income tax rate is summarized as follows:

	Year ended			Nine months ended
	December 31, 2003	January 2, 2005	January 1, 2006	October 2, 2005	October 1, 2006
				(Unaudited)
Statutory federal rate	34.0%	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	5.6	7.7	4.4	4.4	5.6
Meals and entertainment	0.1	0.3	0.2	0.2	0.1
Nondeductible fees and expenses in connection with the June 2004 Recapitalization	—	20.9	—	—	—
Other	1.1	—	—	—	1.1

Effective tax rate	40.8%	63.9%	39.6%	39.6%	41.8%

        Significant components of deferred tax assets and liabilities consisted of the following (in thousands):

	January 2, 2005	January 1, 2006
Inventory	$1,427	$2,969
Basis difference in fixed assets	83	75
Accruals and allowances	351	1,694
Deferred rent	164	450
Loan costs and intangible assets	76	1,250
Stock-based compensation	—	283
Other	—	193

Total deferred tax assets	2,101	6,914
Trademarks and other intangible assets	(1,195)	(1,262)
Deferred income	(1,149)	(658)
Prepaid expenses	(492)	(939)

Total deferred tax liabilities	(2,836)	(2,859)

Net deferred tax (liabilities) assets	$(735)	$4,055

        The deferred tax assets and liabilities presented above are classified in the accompanying consolidated balance sheets as follows (in thousands):

	January 2, 2005	January 1, 2006
Net current deferred tax assets	$754	$3,050
Net noncurrent deferred tax assets	—	1,005
Net noncurrent deferred tax liabilities	(1,489)	—

Net deferred tax (liabilities) assets	$(735)	$4,055

14. Stockholders' Equity

Stockholder Notes Receivable

        In July 2000, the Company loaned an officer of the Company $120,000 to exercise stock options. These notes receivable were full recourse loans and were secured by 5,292,000 shares of MD Beauty preferred stock. In March 2004, the notes and accrued interest were repaid in full.

Series A Convertible Preferred Stock

        All MD Beauty Series A convertible preferred stock ("Series A") outstanding immediately prior to the June 2004 Recapitalization (Note 3), except with respect to those shares retained indirectly by the Rollover Stockholders through their contribution of shares to JHP in exchange for limited partnership interests, were repurchased by the Company in the June 2004 Recapitalization and have been canceled.

        Prior to the June 2004 Recapitalization, each share of Series A was convertible at the option of the holder into one share of common stock. Dividends could be declared at a rate of 8% per annum at the discretion of the board of directors and were noncumulative. The shares of Series A were entitled to a liquidation preference equal to their original issue price of $0.25 per share, plus all declared and unpaid dividends. Each holder of shares of Series A was entitled to such number of votes equal to the whole number of shares of common stock into which such holder's aggregate number of shares of Series A were convertible. For so long as at least 3,750,000 shares of Series A remained outstanding, the vote or written consent of the holders of at least a majority of the outstanding Series A was necessary to validate certain actions, including, but not limited to, amendments of the Company's bylaws, which altered the power or rights of the Series A.

Common Stock

        Pursuant to the June 2004 Recapitalization, effective June 10, 2004, the Company issued 48,791,362 shares of newly authorized common stock for cash consideration of $87,506,000 or $1.7935 per share. In addition, the Company issued 12,588,376 shares of common stock to JHP in exchange for each rollover share of MD Beauty contributed to it by the Rollover Stockholders. All MD Beauty common stock outstanding immediately prior to the June 2004 Recapitalization, except with respect to those shares retained indirectly by the Rollover Stockholders through their contribution of shares to JHP in exchange for limited partnership interests, was repurchased by the Company in the June 2004 Recapitalization and has been canceled.

        At January 1, 2006, the Company had authorized and outstanding 90,000,000 and 69,108,744 shares of common stock, respectively. At January 1, 2006, 24,568 shares of common stock were subject to repurchase by the Company pursuant to the Company's Stockholders Agreement dated June 10, 2004, as amended to date. All holders of the Company's common stock and options to purchase shares of common stock are parties to the Stockholders Agreement. The Stockholders Agreement addresses various corporate governance matters, including composition of the board of directors and supermajority votes required before the Company may take certain enumerated actions.

        In September 2006, the Company's board of directors and stockholders approved a 1.5-for-one split of its common stock and a change in the par value of its common stock from $0.01 to $0.001, which were effected on September 12, 2006. All common stock, common stock equivalents, options and warrants to purchase common stock, and per share amounts in the condensed consolidated financial statements have been adjusted retroactively to reflect the stock split and change in par value. In addition, the Company's board of directors and stockholders approved an increase in the authorized common stock to 200,000,000 shares.

        At October 1, 2006, the Company had authorized and outstanding 200,000,000 and 70,915,593 shares of common stock, respectively. At October 1, 2006, there were no shares of common stock subject to repurchase by the Company pursuant to the Company's Stockholders Agreement dated June 10, 2004, as amended to date. All holders of the Company's common stock and options to purchase shares of common stock are parties to the Stockholders Agreement. The Stockholders Agreement addresses various corporate governance matters, including composition of the board of directors and supermajority votes required before the Company may take certain enumerated actions.

        The Stockholders Agreement provides for a board of up to nine members, two of whom are to be nominated by stockholders affiliated with Berkshire, two of whom are to be nominated by stockholders affiliated with JHP, one of whom will be nominated by the management stockholders, and the balance of whom will be outside directors nominated by the other five directors. The Stockholders Agreement obligates the Company's stockholders to vote their shares in favor of the nominees selected in this manner.

        The supermajority vote requirements in the Stockholders Agreement specify that the Company may not amend or repeal its certificate of incorporation or bylaws, amend or modify the Stockholders Agreement, increase the number of members of the board, enter into or materially modify any transaction or arrangement with any affiliate of JHP or Berkshire or give effect to any other matter required to be submitted to the stockholders of the Company for approval without the approval of a majority of the JHP stockholders and a majority of the Berkshire stockholders.

        In December 2004, two of the Company's directors purchased a total of 334,548 fully vested shares of common stock at $1.79, representing a discount to the deemed fair value of $2.49 of the Company's common stock at that date based on a valuation obtained in February 2005 from a third party valuation firm. In connection with these share purchases, the Company recorded stock-based compensation expense of $232,000, representing the difference between the purchase price and the estimated fair value of the Company's common stock at the time of purchase.

        In connection with the October 2005 Recapitalization, the Company issued 54,732 shares of common stock to each of Berkshire and JHP relating to transactional fees and expenses. The Company valued the common stock at $6.48 per share, representing the estimated fair value of the shares of the Company's common stock based on a contemporaneous valuation obtained from a third party valuation firm. This amount was capitalized as debt issuance costs.

        In June 2006, one of the Company's directors purchased 35,601 fully vested shares of common stock at $8.43, representing a discount to the deemed fair value of $13.43 of the Company's common stock at that date based on a contemporaneous valuation obtained from a third party valuation firm. In connection with this share purchase, the Company recorded stock-based compensation expense of $178,000 during the nine months ended October 1, 2006.

        In connection with the June 2006 Recapitalization, the Company issued 102,022 shares of common stock to each of Berkshire and JHP relating to transactional fees and expenses. The Company valued the common stock at $10.43 per share, representing the estimated fair value of the shares of the Company's common stock based on a contemporaneous valuation obtained from a third party valuation firm. This amount was capitalized as debt issuance costs.

Common Stock Reserved for Future Issuance

        The Company has reserved the following shares of common stock for issuance in connection with the following:

	January 1, 2006	October 1, 2006
		(Unaudited)
Stock options outstanding	6,441,440	6,371,442
Stock options available for grant	4,393,983	4,446,050

	10,835,423	10,817,492

Warrants

        At January 1, 2006 and October 1, 2006, there were no outstanding warrants to purchase shares of the Company's stock.

        On April 23, 2003, the Company extended the expiration term of certain previously issued fully vested warrants for the purchase of 1,837,500 shares of Series A at $0.09 per share and 1,837,500 shares of Series A at $0.11 per share. The life of each warrant was extended by five years. The warrants were held by an affiliate of a significant stockholder and the Company's former Chairman. This modification resulted in a new measurement date, and as such, the Company recorded a noncash charge for the estimated fair value of the warrants of $610,000, included in selling, general and administrative expenses in the accompanying consolidated statement of operations for the year ended December 31, 2003. The warrants were exercised by the holder in June 2004, as provided within the terms of the warrant agreement in connection with the June 2004 Recapitalization.

        In 2001, the Company issued warrants to purchase 7,575,000 shares of common stock to certain stockholders in connection with a subordinated loan agreement. The warrants had exercise prices of $0.01 per share, were exercisable immediately, and expired on November 28, 2008. The fair value of the warrants of $238,000 was recorded as a discount to the debt and was amortized to interest expense over the term of the loan. The subordinated loan was repaid in full during the year ended January 2, 2005, and the remaining unamortized discount of $151,000 was recognized as a debt extinguishment charge in the year ended January 2, 2005. The warrants were exercised by the holders in June 2004, as provided within the terms of the warrant agreement in connection with the June 2004 Recapitalization.

        In 2001, the Company issued warrants to purchase 3,012,097 shares of Series A in association with a round of equity financing. The warrants had an exercise price of $0.21 per share, were exercisable immediately, and expired on October 30, 2006. The fair value of the warrants at the grant date was estimated at $294,000. The warrants were exercised in June 2004, as provided within the terms of the warrant agreement in connection with the June 2004 Recapitalization.

        In 2000, the Company issued a warrant to purchase 1,657,716 shares of common stock to a stockholder as part of a subordinated debt agreement. The warrants were exercisable at $0.19 per share and expired May 10, 2005. The fair value of the warrants at the grant date was estimated at

$1,000. The warrant was exercised by the holder in June 2004, as provided within the terms of the warrant agreement in connection with the June 2004 Recapitalization.

        In 1999, the Company issued to a customer a warrant to purchase up to 3,675,000 shares of Series A at $0.13 per share in connection with entering into a consignment sales agreement ("Consignment Sales Agreement"). The warrant was exercised by the holder in December 2003, as provided within the terms of the warrant agreement. Upon a net exercise in 2003, the warrant holder received 2,583,984 shares of Series A. In May 2004, upon resolution of the estimated fair value of shares of Series A with this customer, the Company issued the customer an additional 832,405 shares of Series A in full satisfaction of this warrant agreement. Under the terms of the Consignment Sales Agreement, the Company was required to issue additional warrants based on achievement of certain annual sales targets. Upon the attainment of the sales targets, during the years ended December 31, 2000 and December 31, 2001, the Company issued warrants to purchase an aggregate of 3,622,500 shares of Series A at $0.33 per share, with an estimated fair value of $67,000 at the date of issuance. The warrants expired at various dates from May 31, 2005 though November 30, 2006, or until certain equity events, including an initial public offering, more than 50% ownership change, or dissolution of the Company, occurred. In June 2004, the Company modified the terms of these warrants by reducing the exercise price from $0.33 per share to $0.25 per share, for no additional consideration. As a result of this modification, the Company recorded a charge of $5,560,000, representing the difference between the estimated fair value of the warrants at the date of modification and the fair value of the warrants at the original measurement dates. The charge has been reflected as a reduction in net sales in the accompanying consolidated statement of operations. The fair value of the warrants at the June 2004 modification date was estimated at $5,627,000, calculated using the Black-Scholes option pricing model, an estimated Series A fair value of $1.79, a discount rate of 3.50%, a 0% dividend rate, a 58% volatility rate, and the remaining contractual term of the modified warrants. The warrants were exercised by the holder in June 2004, as provided within the terms of the warrant agreement in connection with the June 2004 Recapitalization.

15. Stock-Based Employee Compensation Plans

2001 Stock Option Plan

        Under the Company's 2001 Stock Option Plan (the "2001 Plan"), the Company was able to grant options to purchase shares of common stock to consultants, employees, directors, and other associates at prices not less than 85% of the fair market value at date of grant. Options granted during fiscal 2003 were issued at the fair market value of the Company's common stock at the date of grant, as determined by the the Board of Directors. The 2001 Plan provided for grants of both incentive stock options and non-qualified stock options. These options generally expire 10 years from the date of grant and may be immediately exercisable. Options generally vest one-third on the first anniversary of the grant and ratably over 24 months after that, based on the term of the option grant. Additionally, the 2001 Plan provided for acceleration of vesting of all options immediately prior to a change in control of the Company, as defined. In conjunction with the June 2004 Recapitalization, as of June 10, 2004, all options outstanding under the 2001 Plan became immediately vested and no additional options were permitted to be granted under the 2001 Plan.

        A summary of activity under the 2001 Plan is set forth below:

		Options Outstanding
	Options Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balance at December 31, 2002	3,159,000	12,241,725	$0.04
Granted	(2,220,000)	2,220,000	0.04
Exercised	—	(112,500)	0.04
Canceled	75,000	(75,000)	0.01

Balance at December 31, 2003	1,014,000	14,274,225	0.03
Granted	—	—	—
Exercised	—	(8,015,745)	0.03
Canceled	7,500	(7,500)	0.01
Cancellation of remaining options available for grant	(1,021,500)	—	—

Balance at January 2, 2005	—	6,250,980	0.04
Exercised	—	(6,250,980)	0.04

Balance at January 1, 2006	—	—	$—

2004 Equity Incentive Plan

        On June 10, 2004, the board of directors adopted the 2004 Equity Incentive Plan (the "2004 Plan"). The Company reserved a total of 11,564,718 shares for new grants under the 2004 Plan. The 2004 Plan provides for the issuance of non-qualified stock options for common stock to employees, directors, consultants, and other associates. The 2004 Plan is intended to replace and supersede the Company's 2001 Plan in conjunction with the June 2004 Recapitalization. No additional options were permitted to be granted under the 2001 Plan. The options generally vest at a rate of 20% per year from the date of grant and have a maximum term of ten years. To date, the Company has granted both traditional time-vesting stock options and performance vesting stock options. The estimated per share fair value of the Company's common stock at the date of grant was determined by the Board of Directors based on contemporaneous valuations from a third-party valuation firm obtained in February 2005, October 2005, January 2006, April 2006 and June 2006.

        In conjunction with the adoption of the 2006 Equity Incentive Plan in September 2006, no additional options were permitted to be granted under the 2004 Plan. In addition, any options cancelled under the 2004 Plan will become available to grant under the 2006 Plan.

        A summary of activity under the 2004 Plan is set forth below. All exercise prices have been adjusted to reflect the impact of the exercise price modifications in connection with the February 2005, October 2005 and June 2006 Recapitalizations, described below.

		Options Outstanding
	Options Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balance at June 10, 2004 (inception)	11,564,718	—	$—
Granted	(6,847,402)	6,847,402	0.67

Balance at January 2, 2005	4,717,316	6,847,402	0.67
Granted	(1,856,063)	1,856,063	2.30
Exercised	—	(729,295)	1.02
Canceled	1,532,730	(1,532,730)	1.63

Balance at January 1, 2006	4,393,983	6,441,440	0.87
Granted (unaudited)	(2,089,386)	2,089,386	6.70
Exercised (unaudited)	—	(1,679,704)	0.78
Canceled (unaudited)	533,930	(533,930)	2.64
Rolled over to 2006 Plan	(300)	—	—
Cancellation of remaining options available for grant	(2,838,227)	—	—

Balance at October 1, 2006 (unaudited)	—	6,317,192	$2.68

        At January 1, 2006 and October 1, 2006, total outstanding options vested under the 2004 Plan were 301,875 and 22,500, at a weighted-average exercise price of $0.74 and $1.87, respectively. At January 2, 2005, there were no outstanding options vested under the 2004 Plan.

        The total cash received from employees as a result of employee stock option exercises under all plans for the year ended January 1, 2006 was $992,000. In connection with these exercises, the tax benefits realized by the Company for the year ended January 1, 2006 were $1,193,000. The total intrinsic value of options exercised was $18,079,000.

        On February 17, 2005, all outstanding Rollover Options were exercised, resulting in the issuance of 6,250,980 shares of common stock. The Company's board of directors declared a cash dividend of $1.79 per common share on February 17, 2005 and paid it to stockholders of record on February 18, 2005. In addition, the Company's board of directors approved the modification of the exercise price of all options outstanding at the date of the February 2005 Recapitalization. The Company engaged a third-party valuation firm to perform a contemporaneous valuation of the Company's common stock immediately before and after the February 2005 Recapitalization, which resulted in decreasing the fair value of the Company's common stock from $2.45 to $1.37 per share. All option exercise prices were adjusted by the same percentage decrease as the decrease in the fair value per common share. At the modification date, the Company completed a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification in accordance with the provision of Statement 123(R). The modification resulted in an increase in the fair value of the outstanding options by $1,304,000, which is being recognized as incremental stock compensation expense over the remaining vesting period of the awards.

        On October 7, 2005, all exercisable options were exercised, resulting in the issuance of 704,727 shares of common stock. The Company's board of directors declared a cash dividend of $2.66 per common share on October 5, 2005 and paid it to stockholders of record on October 7, 2005. In addition, the Company's board of directors approved the modification of the exercise price of all options outstanding at the date of the October 2005 Recapitalization. The Company engaged a third-party valuation firm to perform a contemporaneous valuation of the Company immediately before and after the October 2005 Recapitalization, which resulted in decreasing the fair value of the Company's common stock from $5.23 to $3.61 per share. All option exercise prices were adjusted by the same percentage decrease as the decrease in the fair value per common share. At the modification date, the Company completed a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification in accordance with the provision of Statement 123(R). The modification resulted in an increase in the fair value of the outstanding options by $1,450,000, which is being recognized as incremental stock compensation expense over the remaining vesting period of the awards.

        On June 7, 2006, all exercisable options were exercised, resulting in the issuance of 191,381 shares of common stock. On May 30, 2006, Company's board of directors declared a cash dividend of $4.81 per common share to stockholders of record on June 7, 2006, payable on June 7, 2006. In addition, the Company's board of directors approved the modification of the exercise price of all options outstanding at the date of the June 2006 Recapitalization. The Company engaged a third-party valuation firm to perform a contemporaneous valuation of the Company immediately before and after the June 2006 Recapitalization, which resulted in decreasing the fair value of the Company's common stock from $13.43 to $8.87 per share. All option exercise prices were adjusted by the same percentage decrease as the decrease in the fair value per common share. At the modification date, the Company completed a comparison of the fair value of the modified award with the fair value of the original award immediately before the modification in accordance with the provision of Statement 123(R). The modification resulted in an increase in the fair value of the outstanding options by $2,224,000, which is being recognized as incremental stock compensation expense over the remaining vesting period of the awards.

        Under the 2004 Plan, the Company granted traditional time-vesting options as well as performance vesting stock options. The traditional time-vesting stock options represent option grants that are earned at the time of grant but only become exercisable with the passage of time and as long as the employee remains with the Company. The performance vesting stock options represent option grants that are earned only upon attainment of certain pre-established annual operating performance measures and the employee's remaining with the Company for a specified period of time. On May 31, 2006, the Company's board of directors approved the elimination of the performance components of the vesting terms of the performance-vesting options such that the options would effectively become time-vesting options. Because vesting of the performance awards was considered probable before and after the modification, no additional compensation expense resulted from the modification.

        In connection with options granted in 2004, the Company recorded deferred stock-based compensation of $1,112,000, representing the difference between the exercise price and the deemed fair value of the Company's common stock at the date of grant based on a valuation obtained in February 2005 from a third-party valuation firm. Amortization of deferred stock-based compensation was $30,000 during the year ended January 2, 2005. The Company ceased amortization of this deferred stock-based compensation on January 3, 2005, upon adoption of Statement 123(R).

        In September 2004, the Company granted a consultant options to purchase 90,000 shares of common stock at $1.79 per share. The fair value of the award of $1.52 per share or $136,000, calculated using the Black-Scholes option valuation model using an estimated fair value per share of common stock of $2.05, a discount rate of 4.53%, a 0% dividend rate, a 58% volatility rate, and the 10-year contractual option term, was recognized as selling, general and administrative expense over the consultant's service period of five months. The Company recorded deferred stock-based compensation related to this grant of $136,000, based on the fair value of the Company's option at the date of grant. Amortization of deferred stock-based compensation related to this grant was $109,000, $27,000, $27,000 and $0 during the years ended January 2, 2005 and January 1, 2006, and the nine-month periods ended October 2, 2005 and October 1, 2006, respectively.

        In the year ended January 2, 2005, the Company agreed to repurchase certain outstanding options and shares held by former employees which resulted in a stock-based compensation charge of $448,000.

        Additional information regarding options outstanding as of January 1, 2006 is as follows:

	Outstanding				Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$0.47 – 1.02	5,587,077	9.03	$0.57		301,875	$0.74	8.93
$2.39 – 3.61	854,363	9.83	2.88		—	—

	6,441,440		$0.87	$41,348,000	301,875	$0.74		$1,978,000

        A summary of the Company's outstanding nonvested options at January 2, 2005 and January 1, 2006, and the changes during the related period, are as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
Nonvested at January 2, 2005	6,847,402	$1.20
Modification of the exercise price of 4,504,937 and 3,877,534 options in connection with the February and October 2005 Recapitalizations, respectively	—	0.22
Granted	1,856,063	2.41
Vested	(1,031,170)	1.44
Forfeited	(1,532,730)	1.58

Nonvested at January 1, 2006	6,139,565	$1.88

        As of January 1, 2006, pursuant to Statement 123(R), there was $9,023,000 of total unrecognized compensation cost related to nonvested awards not yet recognized. As of January 1, 2006, the cost is expected to be recognized over a weighted-average period of 3.95 years. The total fair value of options vested during the year ended January 1, 2006 was $1,483,000.

2006 Equity Incentive Plan

        On September 12, 2006, the stockholders of the Company approved the 2006 Equity Incentive Award Plan (the "2006 Plan") for executives, directors, employees and consultants of the Company. A total of 4,500,000 shares of the Company's Common Stock have been reserved for issuance under the 2006 Plan. Awards are generally granted with an exercise price equal to the market price of the Company's Common Stock at the date of grant. Those awards generally vest over a period of five years from the date of grant and have a maximum term of ten years.

        A summary of activity under the 2006 Plan is set forth below:

		Options Outstanding
	Options Available for Grant	Number of Shares	Weighted- Average Exercise Price
Balance at September 28, 2006 (inception)	4,500,000	—	$—
Rolled over from 2004 Plan	300	—	—
Granted	(54,250)	54,250	22.00

Balance at October 1, 2006	4,446,050	54,250	$22.00

        At October 1, 2006, there were no outstanding options vested under the 2006 Plan.

        Pursuant to the 2004 Plan and the 2006 Plan, during the year ended January 1, 2006 and the nine months ended October 2, 2005 and October 1, 2006, the Company recognized $1,343,000,

$903,000, and $3,654,000, respectively, of stock compensation expense in accordance with Statement 123(R).

        The total cash received from employees as a result of employee stock option exercises under all plans for the nine months ended October 1, 2006 was $1,309,000. In connection with these exercises, the tax benefits realized by the Company for the nine months ended October 1, 2006 were $7,507,000.

16. Long-Term Employee Related Benefits

        In the year ended January 1, 2006, the Company adopted a non-qualified deferred compensation plan for certain executives. As of January 1, 2006 and October 1, 2006, plan liabilities totaled $148,000 and $477,000, respectively, which is associated with funds held in an irrevocable grantor's trust ("Rabbi Trust"). The deferred compensation plan obligations are payable in cash upon retirement, termination of employment, and/or certain other times in a lump-sum distribution or in installments, as elected by the participant in accordance with the plan.

        The obligations of the Company under the Rabbi Trust consist of the Company's unsecured contractual commitment to deliver, at a future date, any of the following: (i) deferred compensation credited to an account under the Rabbi Trust, (ii) additional amounts, if any, that the Company may, from time to time, credit to the Rabbi Trust, and (iii) notional earnings on the foregoing amounts. The Rabbi Trust assets are subject to the claims of the Company's creditors in the event of the Company's insolvency. The assets of the Rabbi Trust and the Company's liability to the Plan participants are reflected in "Other assets" and "Long-term employee benefits," respectively, on the Company's consolidated balance sheet. The securities that comprise the assets of the Rabbi Trust are designated as trading securities under Statement 115, Accounting for Certain Investments in Debt and Equity Securities. Changes in the fair value of the securities are recorded in "Other Income." Expenses accrued under the plan are included in selling, general and administrative expenses.

17. Defined Contribution Plan

        On January 1, 2006, the Company adopted a defined contribution plan (the "Plan") in the United States pursuant to Section 401(k) of the Internal Revenue Code (the "Code"). All eligible full- and part-time employees of the Company who meet certain age and service requirements may participate in the Plan. Participants may contribute up to the maximum allowable under the Code. The Plan also allows for discretionary contributions by the Company. In the year ended January 1, 2006 and the nine-month period ended October 1, 2006, the Company made matching contributions to the 401(k) plan equal to 50% of each participating employee's contribution, up to 6% of the employee's salary. Such discretionary contributions vest ratably over five years, as long at the participant remains employed with the Company. Matching contributions aggregated $4,000 and $122,000 for the year ended January 1, 2006 and the nine-month period ended October 1, 2006, recorded as selling, general and administrative expenses in the accompanying statements of operations.

18. Segment and Geographic Information

        Operating segments are defined as components of an enterprise engaging in business activities about where separate financial information is available that is evaluated regularly by the Chief Operating Decision Maker ("CODM") in deciding how to allocate resources and assessing performance. The Company's Chief Executive Officer has been identified as the CODM as defined by Statement 131, Disclosures about Segments of an Enterprise and Related Information.

        The Company has determined that it operates in two business segments: Retail with sales to end users, and Wholesale with sales to resellers. These reportable segments are strategic business units that are managed separately based on the fundamental differences in their operations. The Retail segment consists of sales directly to end users through Company-owned boutiques and infomercials. The Wholesale segment consists of sales to resellers, home shopping television, specialty beauty retailers, spas and salons, and international distributors. The following table presents certain financial information for each segment. Operating income is the gross margin of the segment less direct expenses of the segment. Some direct expenses, such as media and advertising spend, do impact the performance of the other segment, but these expenses are recorded in the segment they directly relate to and are not allocated out to each segment. The Corporate column includes unallocated selling, general and administrative expenses, depreciation and amortization, stock-based compensation expenses, restructuring charges and asset impairment charges. Corporate selling, general and administrative expenses include headquarters facilities costs, distribution center costs, product development costs, corporate headcount costs and other corporate costs, including information technology, finance, accounting, legal and human resources costs.

	Retail	Wholesale	Corporate	Total
Year ended December 31, 2003
Sales, net	$47,215	$47,446	$—	$94,661
Cost of goods sold	11,473	19,568	—	31,041

Gross profit	35,742	27,878	—	63,620
Operating expenses:
Selling, general and administrative	26,185	7,273	7,135	40,593
Depreciation and amortization	284	—	866	1,150

Total expenses	26,469	7,273	8,001	41,743

Operating income (loss)	9,273	20,605	(8,001)	21,877
Interest expense				(1,592)
Debt extinguishment costs				(323)
Interest income				36

Income before provision for income taxes				19,998
Provision for income taxes				8,152

Net income				$11,846

	Retail	Wholesale	Corporate	Total
Year ended January 2, 2005
Sales, net	$78,261	$69,100	$(5,560)	$141,801
Cost of goods sold	15,934	23,687	—	39,621

Gross profit	62,327	45,413	(5,560)	102,180
Operating expenses:
Selling, general and administrative	42,007	8,835	10,314	61,156
Depreciation and amortization	352	—	449	801
Stock-based compensation	—	—	819	819
Recapitalization fees and expenses	—	—	21,430	21,430

Total expenses	42,359	8,835	33,012	84,206

Operating income (loss)	19,968	36,578	(38,572)	17,974
Interest expense				(6,348)
Debt extinguishment costs				(540)
Interest income				4

Income before provision for income taxes				11,090
Provision for income taxes				7,088

Net income				$4,002

	Retail	Wholesale	Corporate	Total
Year ended January 1, 2006
Sales, net	$132,496	$126,799	$—	$259,295
Cost of goods sold	30,018	44,493	—	74,511

Gross profit	102,478	82,306	—	184,784
Operating expenses:
Selling, general and administrative	60,566	9,452	33,252	103,270
Depreciation and amortization	450	—	656	1,106
Stock-based compensation	—	—	1,370	1,370
Restructuring charges	—	—	643	643
Asset impairment charge	—	—	1,055	1,055
Recapitalization fees and expenses	—	—	—	—

Total expenses	61,016	9,452	36,976	107,444

Operating income (loss)	41,462	72,854	(36,976)	77,340
Interest expense, net				(21,503)
Debt extinguishment costs				(16,535)
Interest income				221

Income before provision for income taxes				39,523
Provision for income taxes				15,633

Net income				$23,890

	Retail	Wholesale	Corporate	Total
Nine months ended October 2, 2005 (unaudited)
Sales, net	$94,934	$85,012	$—	$179,946
Cost of goods sold	21,366	29,132	—	50,498

Gross profit	73,568	55,880	—	129,448
Operating expenses:
Selling, general and administrative	44,334	7,085	20,070	71,489
Depreciation and amortization	326	—	350	676
Stock-based compensation	—	—	930	930
Restructuring charges	—	—	643	643
Asset impairment charge	—	—	1,055	1,055

Total expenses	44,660	7,085	23,048	74,793

Operating income (loss)	28,908	48,795	(23,048)	54,655
Interest expense				(12,646)
Debt extinguishment costs				(10,558)
Interest income				70

Income before provision for income taxes				31,521
Provision for income taxes				12,468

Net income				$19,053

	Retail	Wholesale	Corporate	Total
Nine months ended October 1, 2006 (unaudited)
Sales, net	$134,730	$149,317	$—	$284,047
Cost of goods sold	26,760	52,263	—	79,023

Gross profit	107,970	97,054	—	205,024
Operating expenses:
Selling, general and administrative	59,264	6,314	31,745	97,323
Depreciation and amortization	527	—	996	1,523
Stock-based compensation	—	—	3,832	3,832
Restructuring charges	—	—	114	114

Total expenses	59,791	6,314	36,687	102,792

Operating income (loss)	48,179	90,740	(36,687)	102,232
Interest expense				(41,593)
Debt extinguishment costs				(3,391)
Interest income				979

Income before provision for income taxes				58,227
Provision for income taxes				24,339

Net income				$33,888

        The Company's long-lived assets, excluding goodwill and intangibles, by segment were as follows (in thousands):

	January 2, 2005	January 1, 2006	October 1, 2006
			(Unaudited)
Retail	$2,276	$3,566	$7,596
Wholesale	—	—	—
Corporate	4,142	9,749	11,195

	$6,418	$13,315	$18,791

        Long-lived assets allocated to the retail segment consist of fixed assets and deposits for retail stores. The wholesale segment does not have any long lived assets as the Company does not own fixtures within its wholesale customers. Long-lived assets in the corporate segment consist of fixed assets and deposits related to the Company's corporate offices and distribution center. All of the Company's long-lived assets are located in the United States.

        No individual geographical area outside of the United States accounted for more than 10% of net sales in any of the periods presented. The Company's sales by geographic area were as follows (in thousands):

	Year ended			Nine months ended
	December 31, 2003	January 2, 2005	January 1, 2006	October 2, 2005	October 1, 2006
				(Unaudited)
United States	$87,305	$133,076	$244,372	$168,714	$271,127
International	7,356	8,725	14,923	11,232	12,920

Sales, net	$94,661	$141,801	$259,295	$179,946	$284,047

19. Restructuring Costs

        As a result of the Company's growth and a change in strategy to improve its operations, the Company relocated both the corporate and distribution center facilities during the year ended January 1, 2006. Related to these relocations, the Company exited two facilities that had operating lease commitments through 2007. These exit costs were accounted for in accordance with Statement 146, Accounting for Costs Associated with Exit or Disposal Activities.

        Facility costs primarily represent closure and relocation costs of the Company's corporate headquarters and distribution center. Closure costs include payments required under lease contracts after the properties were abandoned, less any applicable estimated sublease income during the period after abandonment. To determine the closure costs, certain estimates were made related to the (1) time period over which the relevant building would remain vacant, (2) sublease terms, and (3) sublease rates, including common area charges. The accrual is an estimate and will be adjusted in the future upon triggering events (such as changes in estimates of time to sublease and actual sublease rates). During the nine months ended October 1, 2006, the Company discontinued the use of one of its office floors located at its former corporate facility and recorded additional restructuring costs of $114,000. As of January 1, 2006 and October 1, 2006, the remaining $424,000 and $294,000 accrual, respectively, of lease termination costs, net of estimated sublease income, is expected to be paid on various dates through June 2007.

        The following tables set forth the exit activities through October 1, 2006 (in thousands):

Accrual balance at January 2, 2005	$—
Cost incurred and charged to expense	643
Non-cash charges	(98)
Cash paid	(121)

Accrual balance at January 1, 2006	424
Cost incurred and charged to expense (unaudited)	114
Non-cash charges (unaudited)	—
Cash paid (unaudited)	(244)

Accrual balance at October 1, 2006 (unaudited)	$294

20. Valuation and Qualifying Accounts

Description	Balance at beginning of period	Charged against sales	Charged against expenses	Deductions		Balance at end of period
Year ended December 31, 2003:
Allowance for doubtful accounts and returns recorded in accounts receivable	$646	$2,883	$45	$3,151	(1)	$423
Allowance for returns recorded in accrued liabilities	56	4,205	—	4,192	(2)	69
Year ended January 2, 2005:
Allowance for doubtful accounts and returns recorded in accounts receivable	$423	$2,950	$123	$2,846	(1)	$650
Allowance for returns recorded in accrued liabilities	69	5,303	—	5,018	(2)	354
Year ended January 1, 2006:
Allowance for doubtful accounts and returns recorded in accounts receivable	$650	$7,962	$126	$6,513	(1)	$2,225
Allowance for returns recorded in accrued liabilities	354	11,913	—	10,710	(2)	1,557
Nine months ended October 1, 2006 (unaudited):
Allowance for doubtful accounts and returns recorded in accounts receivable	$2,225	$6,848	$31	$5,991	(1)	$3,113
Allowance for returns recorded in accrued liabilities	1,557	8,538	—	8,856	(2)	1,239

(1)
Represents write off of uncollectible accounts and actual returns taken.

(2)
Represents actual returns taken.

21. Subsequent Events

Initial Public Offering and Repayment of Subordinated Notes Payable and Second-Lien Term Loan

        On June 30, 2006, the Company filed a Registration Statement on Form S-1 (File No. 333-135484) with the Securities and Exchange Commission for an initial public offering of the Company's common stock. As amended, the Registration Statement provided for the sale of 16.0 million shares of the Company's common stock. In addition, the Company granted the underwriters the right to purchase up to an additional 2.4 million shares to cover over-allotments. The over-allotment was exercised on September 29, 2006 by the underwriters. The public offering closed on October 4, 2006. The Company received approximately $373.8 million in net proceeds from the offering, of which $372.5 million was used to repay all outstanding principal and interest owed on the June 2006 Subordinated Notes and the Second-Lien Term Loan and a portion of the outstanding principal on the First-Lien Term Loan.

        The provisions of the Stockholders Agreement relating to the nomination and election of directors and supermajority vote requirements terminated upon completion of our initial public offering on October 4, 2006.

Adoption of Amended and Restated Certificate of Incorporation

        Upon completion of the Company's initial public offering on October 4, 2006, the Company adopted an amended and restated Certificate of Incorporation providing for the authorization of 10,000,000 shares of undesignated preferred stock.

Amendment of First-Lien Credit Agreement

        On December 20, 2006, the Company amended its First-Lien Credit Agreement to eliminate the requirement that the net proceeds from the issuance of equity securities of the Company or any of its subsidiaries be applied to prepay loans under the credit agreement. The amendment also reduced the interest rate margins applicable to LIBOR loans and base rate loans, provided for a further reduction in the interest rate margins if the Company achieves a specified consolidated leverage ratio and specified debt rating, and amended some of the financial covenants. The maturity date of the First-Lien Term Loan was not adjusted.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

12,000,000 Shares

Common Stock

PROSPECTUS

Goldman, Sachs & Co.

CIBC World Markets

Banc of America Securities LLC

Piper Jaffray

Thomas Weisel Partners LLC

SunTrust Robinson Humphrey

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PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
MARKET PRICE OF COMMON STOCK
SELECTED CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET As of October 1, 2006 (in thousands, except per share data)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For the year ended January 1, 2006 (in thousands, except per share data)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS For the nine months ended October 1, 2006 (in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
COMPENSATION DISCUSSION AND ANALYSIS
Option Exercises and Stock Vested
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
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WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
BARE ESCENTUALS, INC. CONSOLIDATED BALANCE SHEETS (in thousands, except per share data)
BARE ESCENTUALS, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share data)
BARE ESCENTUALS, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
BARE ESCENTUALS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS